1933 Act File No. 333-227724

1940 Act File No. 811-23385

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-2

Check appropriate box or boxes

[X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[  ]  Pre-Effective Amendment No.

[X] Post-Effective Amendment No. 9

and/or

[X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

[X] Amendment No. 11

AXONIC ALTERNATIVE INCOME FUND
(Exact Name of Registrant as Specified in Charter)

520 Madison Avenue, 42nd Floor

New York, New York 10022
(Address of Principal Executive Offices)

Registrant's Telephone Number, including Area Code: (212) 259-0430

Clayton DeGiacinto, President

c/o Axonic Capital LLC

520 Madison Avenue, 42nd Floor

New York, New York 10022
(Name and Address of Agent for Service)

Copies of information to:

Jeffrey Skinner

Kilpatrick Townsend & Stockton LLP

1001 West Fourth Street

Winston-Salem, NC 27101

February 28, 2026

[  ] Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

[X] Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

[  ] Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

[  ] Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

[  ] Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

[  ] when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

[X] immediately upon filing pursuant to paragraph (b)

[  ] on ______ pursuant to paragraph (b)

[  ] 60 days after filing pursuant to paragraph (a)

[  ] on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[  ] This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[  ] This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

[  ] This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

[  ] This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

[X] Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

[  ] Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

[X] Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

[  ] A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

[  ] Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

[  ] Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

[  ] If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

[  ] New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

PROSPECTUS February 28, 2026

AXONIC ALTERNATIVE INCOME FUND

Tickers
Institutional Shares AAIDX

Class A Shares AAIAX

Axonic Alternative Income Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund currently offers two classes of shares: Institutional Shares and Class A Shares.

Investment Objective. The Fund seeks total return.

Interval Fund. The Fund operates as an “interval fund” (defined below) pursuant to which the Fund, subject to applicable law, conducts quarterly repurchase offers (each, a “Repurchase Offer”) for between 5% and 25% of the Fund’s outstanding common shares of beneficial interest (“Shares”) at net asset value (“NAV”). In connection with each Repurchase Offer, it is possible that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares at the NAV applicable to the class of Shares repurchased. It is also possible that a Repurchase Offer may be oversubscribed, with the result that holders of the Fund’s Shares (each, a “Shareholder”) may only be able to have a portion of their Shares repurchased. The Fund does not currently intend to list its Shares for trading on any national securities exchange and, except for the Repurchase Offers, the Fund is not required to repurchase Shares at the option of Shareholders and Shares are not exchangeable or redeemable for units, interests or shares of any investment of the Fund. The Shares are, therefore, not readily marketable. Even though the Fund makes quarterly Repurchase Offers to provide a measure of liquidity to Shareholders, investors should consider the Shares to be illiquid.

Principal Investment Strategies. In pursuing its investment objective, the Fund invests primarily in income-producing instruments. Such instruments may consist of: (i) whole loans and participations in whole loans, including commercial mortgage mezzanine loans and participations (“Mezzanine Loans”) and whole residential and commercial mortgage loans and participations; (ii) mortgage-backed securities (“MBS”), including residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”); (iii) other asset-backed securities (“ABS”) and structured credit instruments, including those backed by instruments representing the ownership and cashflows from or financing of various assets (such as assets in the aviation industry and automobiles), collateralized debt obligations (“CDOs”), collateralized loan obligations (“CLOs”) and collateralized mortgage obligations (“CMOs”) and various commercial and consumer loans (and participations thereon) or receivables held in trust; and (iv) other income-producing investments, including corporate and bank-issued bonds, loans and participations, and instruments representing the ownership and cashflows from or financing of various assets (including assets in the aviation industry, automobiles and intellectual property royalties).

The Fund may invest a significant portion of its assets directly, or indirectly, including through one or more subsidiaries, including wholly owned subsidiaries (each, a “Wholly Owned Subsidiary”) and non-wholly owned special purpose or joint venture vehicles (each, a “JV Subsidiary” and, together with the Wholly Owned Subsidiaries, the “Subsidiaries”), in whole loans. Loans invested in by the Fund may be directly or indirectly originated by the Fund or purchased from one or more other originators and may be purchased on a leveraged basis through the use of reverse repurchase agreements or otherwise. There is no limitation on the amount of the Fund’s investments that may be acquired from a single originator. The Fund has entered into arrangements pursuant to which the Fund may acquire loans originated by a counterparty with such purchase directly or indirectly financed by the counterparty, and the Fund may enter into other similar agreements in the future. Such arrangements create leverage in the Fund’s portfolio and subject the Fund to the risks associated with leverage and the risk that the counterparty will default on its obligations thereunder or that the Fund will not be able to meet its obligations to the counterparty.

Instruments acquired by the Fund may be fixed, floating or inverse floating; interest-only or principal-only (i.e., stripped securities); of any maturity or no maturity; senior or subordinate (including equity tranches of structured credit instruments); and/or secured or unsecured. There is no limit on the amount of Fund assets that may be invested in the junior debt, residual or equity tranches of any of the structured finance vehicles (including CLOs and CMBS) in which the Fund may invest. The Fund may take significant stakes in CLO and CMBS equity and junior debt tranches. When the Fund makes a significant primary market investment in a particular CLO or CMBS equity tranche, it generally expects to be able to influence certain of the transaction’s key terms and conditions. The Adviser believes that the protective rights associated with holding a majority position in a CLO or CMBS equity tranche (which may include, without limitation, the ability to call the transaction after the non-call period, to refinance/reprice certain debt tranches after a period of time and to influence potential amendments to the governing documents of the transaction) may reduce the Fund’s risk associated with these investments and/or enhance the investment’s potential return. The Fund may take an active involvement in the structuring and formation of certain CLO and CMBS investments.

The Fund’s investments may be of any credit quality, including, without limitation, investments that are distressed (i.e., where a borrower is demonstrating adverse financial conditions and/or negative repayment trends but has not yet defaulted) or in default, unrated or rated below investment grade (commonly referred to as “high yield” or “junk” instruments). The Fund’s investments may be issued by U.S. and non-U.S. issuers. There is no limit on the percentage of the Fund’s assets that may be invested in the securities or loans of non-U.S. issuers or obligors, including, without limitation, securities of emerging markets issuers or obligors. Fund investments may include private placement debt securities. The Fund may be the sole buyer of securities designed by the issuer for purchase by the Fund. There is no limit as to the percentage of the Fund’s portfolio that may be invested in any of the foregoing types of securities, and the securities purchased by the Fund may be illiquid investments for which there is currently no secondary market.

The Fund also may invest in real estate investment trust (“REIT”) stocks and other equity securities and indices.

In addition, for speculative or hedging purposes, the Fund may use various cleared and uncleared over-the-counter and exchange-traded derivatives, including swaps (such as total return swaps), options, swaptions, structured notes, futures and forward agreements on financial instruments, equity securities and indices, debt instruments and indices, government securities, treasuries, currencies and commodities.

The Fund’s portfolio will be deemed to be non-diversified under the 1940 Act, meaning it may invest a greater percentage of its assets in a single or limited number of issuers than a diversified fund. Under normal circumstances, the Fund will concentrate its investments (i.e., invest 25% or more of its total assets (measured at the time of purchase)) in mortgage-related assets issued by government agencies or other governmental entities or by private originators or issuers.

To the extent permitted by the 1940 Act, the Fund’s positions may be leveraged, and may be financed by various sources of funding, including bank lines, margin trading, short positions, derivatives (including total return swaps and forward transactions), reverse repurchase arrangements and participations.

The Fund is an Unlisted Closed-End Fund. An investment in the Fund is subject to, among others, the following risks:

●	There is not expected to be any secondary trading market in the Shares.

●

Unlike an investor in most closed-end funds, Shareholders should not expect to be able to sell their Shares regardless of how the Fund performs. An investment in the Fund is considered illiquid. An investment in the Fund is not suitable for investors who need the money they invest in a specified timeframe.

●

Unlike most closed-end funds, the Shares are not listed on any securities exchange. The Fund intends to provide liquidity through quarterly offers to repurchase a limited amount of the Fund’s Shares (at least 5%).

●	There is no assurance that monthly distributions paid by the Fund will be maintained at a certain level or that dividends will be paid at all.

●

The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses.

●

A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, Shareholders may be subject to tax in connection with the sale of Fund Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.

●

Unless otherwise eligible for a waiver, an investor in Class A Shares will pay a sales load of up to 2.5% on the amounts it invests. If you pay the maximum aggregate 2.5% for sales load, you must experience a total return on your net investment of 2.564% in order to recover these expenses.

Investing in Shares involves a high degree of risk. See “Types of Investments and Related Risks” of this Prospectus.

The date of this Prospectus is February 28, 2026.

	Price to Public	Maximum Sales Load(1)	Proceeds to the Fund
Institutional Shares(1)	$ At current NAV	None	Amount invested at current NAV
Class A Shares	$ At current NAV, plus sales load of up to 2.50%, if applicable	2.50%	Amount invested at current NAV

(1)

For Class A Shares, the maximum sales charge is 2.50% of the amount invested. Institutional Shares are not subject to front-end sales charges. The table assumes the maximum sales load is charged. While neither the Fund nor the Fund’s distributor impose an initial sales charge on Institutional Shares, if you buy Institutional Shares through certain financial firms, they may directly charge you transaction fees or other fees in such amount as they may determine. Please consult your financial firm for additional information. The minimum initial investment for Shares of the Fund is $50,000 for Institutional Shares and $2,500 for Class A Shares. Class A Shares are subject to a distribution and shareholder servicing fee that will accrue at an annual rate equal to 0.75%. See “Summary of Fund Fees and Expenses,” “Plan of Distribution” and “Share Repurchase Program.”

Investment Adviser. The investment adviser to the Fund is Axonic Capital LLC (“Axonic” or the “Adviser”), an investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser oversees the management of the Fund’s activities and is responsible for making investment decisions for the Fund’s portfolio.

Securities Offered. The Fund is offering an unlimited number of two classes of common shares of beneficial interest of the Fund on a continuous basis. The Fund began offering its common shares on December 28, 2018. As of October 23, 2023 the Fund simultaneously redesignated its outstanding and issued common shares of beneficial interest as Institutional Shares and created its Class A Shares, which commenced operations on November 1, 2023. The Shares are offered at an offering price equal to the then-current NAV per share of the applicable class. The minimum initial investment in the Fund is $50,000 for Institutional Shares and $2,500 for Class A Shares. There is no minimum subsequent investment for either class of Shares and all subsequent investments may be made in any amount. The Fund reserves the right to waive the investment minimums. Shares are being offered through ALPS Distributors, Inc. (the “Distributor”).

This Prospectus concisely provides the information that a prospective investor should know about the Fund before investing. Investors are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information, dated February 28, 2026 (the “Statement of Additional Information”), has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus. The Statement of Additional Information and the Fund’s annual and semi-annual reports and other information filed with the SEC can be obtained upon request and without charge by writing to the Fund at c/o ALPS Fund Services, Inc. at 1290 Broadway, Suite 1000, Denver, CO 80203, or by calling toll-free (833) 429-6642 (833-4Axonic). Investors may also request the Statement of Additional Information, annual and semi-annual reports and other information about the Fund, or make Shareholder inquiries, by calling (833) 429-6642 (833-4Axonic) or by visiting www.axonicfunds.com. In addition, the contact information provided above may be used to request additional information about the Fund and to make Shareholder inquiries. The Statement of Additional Information, other material incorporated by reference into this Prospectus and other information about the Fund is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

The Fund and the Adviser have received an exemptive order (“Multi-Class Exemptive Relief”) from the SEC that allows the Fund to, among other things: (i) designate multiple classes of shares; (ii) impose a repurchase fee on certain classes of shares; and (iii) impose a front-end sales charge and/or distribution/service fee on certain classes of shares. Accordingly, in the future the Fund may offer additional classes of shares of beneficial interest of the Fund and/or impose a repurchase fee, a front-end sales charge or, subject to Shareholder approval, a distribution/service fee on the Shares to which this Prospectus relates, though the Fund has no current intention to do so. Any repurchase fee applied to the Shares would only apply to Shares purchased after the repurchase fee is adopted and disclosed in the Prospectus.

Shares are not deposits or obligations of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and Shares are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

SUMMARY OF TERMS

This is only a summary and does not contain all of the information that a prospective investor should consider before investing in the Fund. Before investing, a prospective investor in the Fund should carefully read the more detailed information appearing elsewhere in this Prospectus and the Statement of Additional Information.

THE FUND

The Fund is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company. The Fund operates as an “interval fund” (as defined below).

THE ADVISER

Axonic serves as the Fund’s investment adviser. Axonic is registered as an investment adviser with the SEC under the Advisers Act.

INVESTMENT OBJECTIVE

The Fund seeks total return.

INVESTMENT OPPORTUNITIES AND STRATEGIES

In pursuing its investment objective, the Fund invests primarily in income-producing instruments. Such instruments may consist of: (i) whole loans and participations in whole loans, including commercial mortgage mezzanine loans and participations (“Mezzanine Loans”) and whole residential and commercial mortgage loans and participations; (ii) mortgage-backed securities (“MBS”), including residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”); (iii) other asset-backed securities (“ABS”) and structured credit instruments, including those backed by instruments representing the ownership and cashflows from or financing of various assets (such as assets in the aviation industry and automobiles), collateralized debt obligations (“CDOs”), collateralized loan obligations (“CLOs”) and collateralized mortgage obligations (“CMOs”) and various commercial and consumer loans (and participations thereon) or receivables held in trust; and (iv) other income-producing investments, including corporate and bank-issued bonds, loans and participations, and instruments representing the ownership and cashflows from or financing of various assets (including assets in the aviation industry, automobiles and intellectual property royalties).

The Fund may invest a significant portion of its assets directly, or indirectly, including through one or more subsidiaries, including wholly owned subsidiaries (each, a “Wholly Owned Subsidiary”) and non-wholly owned special purpose or joint venture vehicles (each, a “JV Subsidiary” and, together with the Wholly Owned Subsidiaries, the “Subsidiaries”), in whole loans. Loans invested in by the Fund may be directly or indirectly originated by the Fund or purchased from one or more other originators and may be purchased on a leveraged basis through the use of reverse repurchase agreements or otherwise. There is no limitation on the amount of the Fund’s investments that may be acquired from a single originator or counterparty. The Fund has entered into an arrangement pursuant to which the Fund may acquire loans originated by a counterparty with such purchase directly or indirectly financed by the counterparty, and the Fund may enter into other similar agreements in the future. Such arrangements create leverage in the Fund’s portfolio and subject the Fund to the risks associated with leverage and the risk that the counterparty will default on its obligations thereunder or that the Fund will not be able to meet its obligations to the counterparty.

The Fund may take an active role in the structuring and formation of certain CLO, REIT, CMBS and ABS investments, and in such cases the Fund may be deemed to act as a “securitization sponsor.” As a sponsor, the Fund may be required to retain a portion of the credit risk in compliance with risk retention regulations, including those under U.S. and foreign regulatory frameworks. In addition, from time to time the Fund may participate in securitizations as an unaffiliated “third-party purchaser” under applicable U.S. credit risk retention rules for CMBS transactions in which an eligible horizontal residual interest is acquired by a qualified third-party purchaser. By engaging in these activities, the Fund seeks to enhance investment opportunities and optimize transaction structures, while managing the attendant risks through its investment and risk management processes.

Instruments acquired by the Fund may be fixed, floating or inverse floating; interest-only or principal-only (i.e., stripped securities); of any maturity or no maturity; senior or subordinate (including equity tranches of structured credit instruments); and/or secured or unsecured. There is no limit on the amount of Fund assets that may be invested in the junior debt, residual or equity tranches of any of the structured finance vehicles (including CLOs and CMBS) in which the Fund may invest. The Fund may take significant stakes in CLO and CMBS equity and junior debt tranches. When the Fund makes a significant primary market investment in a particular CLO or CMBS equity tranche, it generally expects to be able to influence certain of the transaction’s key terms and conditions. The Adviser believes that the protective rights associated with holding a majority position in a CLO or CMBS equity tranche (which may include, without limitation, the ability to call the transaction after the non-call period, to refinance/reprice certain debt tranches after a period of time and to influence potential amendments to the governing documents of the transaction) may reduce the Fund’s risk associated with these investments and/or enhance the investment’s potential return. The Fund may take an active involvement in the structuring and formation of certain CLO and CMBS investments.

The Fund’s investments may be of any credit quality, including, without limitation, investments that are distressed (i.e., where a borrower is demonstrating adverse financial conditions and/or negative repayment trends but has not yet defaulted) or in default, unrated or rated below investment grade (commonly referred to as “high yield” or “junk” instruments). The Fund’s investments may be issued by U.S. and non-U.S. issuers. There is no limit on the percentage of the Fund’s assets that may be invested in the securities or loans of

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non-U.S. issuers or obligors, including, without limitation, securities of emerging markets issuers and obligors. Fund investments may include private placement debt securities. The Fund may be the sole buyer of securities designed by the issuer for purchase by the Fund. There is no limit as to the percentage of the Fund’s portfolio that may be invested in any of the foregoing types of securities, and the securities purchased by the Fund may be illiquid investments for which there is currently no secondary market.

The Fund also may invest in REIT stocks and other equity securities and indices.

In addition, for speculative or hedging purposes, the Fund may use various cleared and uncleared over-the-counter and exchange-traded derivatives, including swaps (such as total return swaps), options, swaptions, structured notes, futures and forward agreements on financial instruments, equity securities and indices, debt instruments and indices, government securities, treasuries, currencies and commodities.

The Fund’s portfolio will be deemed to be non-diversified under the 1940 Act, meaning it may invest a greater percentage of its assets in a single or limited number of issuers than a diversified fund. Under normal circumstances, the Fund will concentrate its investments (i.e., invest 25% or more of its total assets (measured at the time of purchase)) in mortgage-related assets issued by government agencies or other governmental entities or by private originators or issuers.

To the extent permitted by the 1940 Act, the Fund’s positions may be leveraged, and may be financed by various sources of funding, including bank lines, margin trading, short positions, derivatives (including total return swaps and forward transactions), reverse repurchase arrangements and participations.

The Adviser’s investment approach primarily focuses on generation of income and other gains while seeking to minimize the adverse effects of rising interest rates by utilizing both top-down and bottom-up analysis during the fundamental research phase and focusing on key sources of risk during the portfolio construction and ongoing portfolio management phases. The Adviser’s investment approach relies on three primary components: (i) the Adviser’s ability to identify and purchase appropriate securities; (ii) an analytical approach to risk management and portfolio construction; and (iii) the Adviser’s ability to construct a blended portfolio of risk-based assets and hedges with a return profile over time that demonstrates increased total return while mitigating discrete risks.

The Adviser carries out the Fund’s investment process and risk control procedures by applying various valuation tools, including the Adviser’s own risk and valuation pricing engine. In particular, the Adviser believes that attractive risk-adjusted returns can be produced by systematically discovering misvalued credit risk, structural nuances and other opportunities in income-producing investments. The Adviser will attempt to take advantage of the inefficiencies that result from, among other things: (i) inconsistency of performance across deals, issuers, and sectors; (ii) heterogeneity of securities from both a collateral and structural perspective; and (iii) structural complexity.

The Adviser will attempt to identify and capture these opportunities and apply appropriate hedging mechanisms as necessary. Given the nature of many of the assets contemplated by the Adviser, which, at times, may include illiquid and/or distressed assets, the investment performance of the Fund may be considerably more volatile than that of more conventional markets. The Fund will attempt to consistently achieve attractive risk-adjusted returns through a complex bottom-up evaluation process of individual securities as well as the top-down nature of optimal portfolio construction and hedging.

The Fund may invest in all money market instruments, U.S. Government obligations, commercial paper, repurchase agreements, and other cash or cash equivalent positions (collectively, “Cash Positions”). The Fund may invest in Cash Positions at any time to maintain liquidity, pending selection of investments by the Adviser, or if the Adviser believes that sufficient investment opportunities that meet the Fund’s investment criteria are not available.

PORTFOLIO COMPOSITION

Commercial Mortgage-Backed Securities. CMBS are fixed income instruments that may be secured by interests in a single mortgage loan or a pool of mortgage loans that are secured by multifamily or commercial properties, such as industrial and warehouse properties, office buildings, retail space and shopping malls, cooperative apartments, hotels and motels, nursing homes, hospitals, trailer parks and senior living centers. Certain CMBS may include single-asset, single-borrower (“SASB”) transactions, which are backed by a mortgage loan secured by a single property or a small pool of related properties. SASB CMBS are typically structured with customized terms tailored to the specific asset or borrower and may be more sensitive to the financial performance of the underlying property or borrower compared to diversified CMBS pools.

Whole Loans. Whole loans include all kinds of mortgages, including commercial mortgage loans, which are secured by multi-family residential, office, retail or other properties. Whole loans typically involve the direct acquisition by the Fund of unsecuritized mortgage loans bearing either fixed or adjustable interest rates, including non-qualified mortgages, purchased from originators, warehouse providers or other counterparties. Unlike its investments in mortgage-backed and mortgage-related securities described herein, the Fund will have beneficial and record ownership of the whole loans originated or purchased by it. Whole loans may be held to maturity, or the Fund may (particularly in the case of a borrower not performing and/or defaulting) seek to sell or restructure the loan directly or through the services of a third party or to foreclose on the related

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mortgage or other collateral. The Fund may acquire defaulted, distressed, non-performing or under-performing loans or properties or options to acquire the foregoing. The Fund may also seek a third-party purchaser for such loans or options and may finance the purchase by such third party.

REIT and Other Equities. Equity investments may include exchange traded funds (“ETFs”) and equity indices, or securities of public or private companies, and may be effected directly in common or preferred stocks, or indirectly or through warrants, options or other derivatives. In general, equity positions are expected primarily to focus on financially-related companies such as mortgage, commercial and other REITs (entities that either own properties or make construction or mortgage loans, and also may include operating or finance companies), title, financial guaranty and other insurers and reinsurers; banks; marketplace and other lenders; mortgage originators; mortgage and other loan servicers; and homebuilders.

Asset-Backed Securities. Asset-backed securities are structured like mortgage-backed securities, but instead of mortgage loans or interests in mortgage loans, the underlying assets include other assets such as items as motor vehicle installment sales or installment loan contracts, home equity loans, assets in the aviation industry, including commercial aircrafts or aircraft leases, leases of various types of real, personal and other property (including those relating to automobiles, and intellectual property), unsecured consumer loans, receivables from credit card agreements and whole business securitizations. The cash flow generated by the underlying assets is applied to make required payments on the securities and to pay related administrative expenses. The amount of residual cash flow resulting from a particular issue of asset-backed securities depends on, among other things, the characteristics of the underlying assets, the coupon rates on the securities, prevailing interest rates, the amount of administrative expenses and the actual prepayment experience on the underlying assets.

Residential Mortgage-Backed Securities. RMBS are fixed income instruments that may be secured by interests in a single residential mortgage loan or a pool of mortgage loans secured by residential property. RMBS may be senior, subordinate, interest-only, principal-only, investment-grade, non-investment grade or unrated. The Fund acquires RMBS from private originators as well as from other mortgage loan investors, including savings and loan associations, mortgage bankers, commercial banks, finance companies and investment banks. The credit quality of any RMBS issue depends primarily on the credit quality of the underlying mortgage loans. The investment characteristics of RMBS differ from traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying residential mortgage loans or other assets generally may be prepaid at any time. Mortgages underlying RMBS acquired by the Fund may include, without limitation, jumbo mortgages, second-lien mortgages, non-qualified mortgages, and non-performing loans.

Mortgage-Related and Other Asset-Backed Instruments. Mortgage-related instruments include, but are not limited to, any security, loan, instrument or other asset that is related to U.S. or non-U.S. mortgages, including those issued by private originators or issuers, or issued or guaranteed as to principal or interest by the U.S. government or its agencies or instrumentalities, or by non-U.S. governments or authorities, such as, without limitation, assets representing interests in, collateralized or backed by, or whose values are determined in whole or in part by reference to any number of mortgages or pools of mortgages or the payment experience of such mortgages or pools of mortgages, including Real Estate Mortgage Investment Conduits (“REMICs”), which could include resecuritizations of REMICs (“Re-REMICs”), mortgage pass-through securities, inverse floaters, CMOs, CLOs, multiclass pass-through securities, private mortgage pass-through securities, stripped mortgage securities (generally interest-only and principal-only securities), mortgage-related asset backed securities and mortgage-related loans (including through participations, assignments, originations and whole loans), including commercial and residential mortgage loans. Exposures to mortgage-related assets through derivatives or other financial instruments will be considered investments in mortgage-related assets.

Collateralized Mortgage Obligations. Each class of a CMO (often referred to as a “tranche”) is a debt obligation secured by a pool of mortgage loans pledged as collateral that is legally required to be paid by the issuer, regardless of whether payments are actually made on the underlying mortgages. In a CMO, bonds or certificates are issued in multiple classes. Each class of a CMO is issued at a specific coupon rate and has a stated maturity or final distribution date. CMO residuals generally represent the interests in any excess cash flow from a CMO remaining after the CMO makes required payments of principal and interest to the CMO bondholders and has paid the CMO’s administrative expenses.

Other types of asset-backed securities include CDOs and CLOs and other similarly structured securities.

Collateralized Debt Obligations. The term “CDO” refers to a class of debt or equity securities issued by an entity that owns a pool of assets. The payments to the holders of those CDO securities depend primarily on the cash flows generated by the assets owned by the issuer of the CDO. A synthetic CDO typically is backed by collateral in the form of an over-the-counter derivatives contract in which a portfolio of CDOs are the underlying reference securities.

Collateralized Loan Obligations. CLOs are limited recourse obligations of the issuer payable solely from the cashflow obligations of corporate borrowers that represent the underlying assets. Consequently, holders of the notes must rely solely on distributions of cashflows for the payment of principal and interest on their particular notes. If distributions of cashflows are insufficient to make full payment on a particular note, no other assets are available from which to pay any deficiencies. Investments in CLOs may include

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investments in income notes (a type of fixed income investment that produces interest income) and other residual interests. Among other things, CLO investments may take the form of (i) anchor CLO equity, (ii) risk retention capital, and (iii) equity for loan accumulation facilities or warehouse facilities to CLO managers.

When the Fund takes an active involvement in the structuring and formation of a CLO, REIT, CMBS or ABS investments, the Fund may be deemed to act as a “securitization sponsor.” As a sponsor, the Fund may be required to retain a portion of the credit risk in compliance with risk retention regulations, including those under U.S. and foreign regulatory frameworks. In addition, from time to time the Fund may participate in securitizations as an unaffiliated “third-party purchaser” under applicable U.S. credit risk retention rules for CMBS transactions in which an eligible horizontal residual interest is acquired by a qualified third-party purchaser. Acting as a third-party purchaser generally requires, among other conditions, that the Fund conduct specified asset-level credit review and due diligence and provide related certifications; agree to transfer and hedging restrictions (including no-hedging/no-transfer limitations for prescribed periods, subject to limited permitted transactions); and hold the retained interest for a minimum period and satisfy any other applicable ongoing requirements. The Fund may be required to enter into risk retention or similar agreements that include representations, warranties, covenants, reporting and monitoring undertakings, transfer restrictions and indemnification obligations in favor of transaction parties; any breach of such undertakings could result in significant liability, including claims for losses or repurchase, and may restrict the Fund’s liquidity or exit options for such positions. Sponsor and third-party purchaser activities can increase regulatory compliance and monitoring costs; impose holding period and hedging limitations that may heighten illiquidity and market risk; concentrate risk in subordinated or residual interests; and expose the Fund to additional operational and legal risks, any of which could adversely affect the Fund’s performance. By engaging in these activities, the Fund seeks to enhance investment opportunities and optimize transaction structures, while managing the attendant risks through its investment and risk management processes and as further described under “Risk Retention Risk,” “Securitization Risks,” “Structured Investments Risks,” “Illiquidity Risk,” and “Leverage.”

Stripped Mortgage-Related Securities. Stripped mortgage-related securities (“SMRS”) usually are collateralized by a pool of mortgages or a pool of mortgage-backed bonds or pass-through securities. SMRS usually are structured with two classes that receive different proportions of the principal and interest payments from the underlying assets. A common type of SMRS has one class receiving some of the interest and most of the principal, while the other class receives most of the interest and some of the principal. In the most extreme case, one class of interest-only securities (“IOs”) receives all of the interest payments from the underlying assets and one class of principal-only securities (“POs”) receives all of the principal payments from the underlying assets.

Commercial Mortgage Mezzanine Loans and Participations. Mezzanine loans are secured by one or more direct or indirect ownership interests (which may be only partial ownership interests) in a company, partnership or other entity owning, operating or controlling, directly or through subsidiaries or affiliates, one or more commercial properties and interests therein (“Mezzanine Loans”), such as industrial and warehouse properties, office buildings, retail space and shopping malls, cooperative apartments, hotels and motels, nursing homes, hospitals, trailer parks and senior living centers. Purchasing mezzanine loans may require entering into intercreditor agreements, co-lender agreements and undertaking duties as a directing lender, including directing foreclosure proceedings, and may require the Fund and any transferee to have a minimum net worth and total assets. Participations in mezzanine loans are participations from the participating lender. The Fund may purchase participations or serve as the participating lender.

Pass-Through Mortgage-Related Securities. Interests in pools of mortgage-related securities differ from other forms of debt securities, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment consisting of both interest and principal payments. In effect, these payments are a “pass-through” of the monthly payments made by the individual borrowers on their residential mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments may be generated by repayments of principal resulting from the sale of the underlying residential property, refinancing or foreclosure, net of fees or costs that may be incurred. Some mortgage-related securities, such as securities issued by the Government National Mortgage Association (“GNMA”), are described as “modified pass-through.” These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, regardless of whether or not a mortgagor actually makes the payment.

Adjustable-Rate Mortgage Securities. Adjustable-rate mortgage securities (“ARMS”) bear interest at a rate determined by reference to a predetermined interest rate or index. ARMS may be secured by fixed-rate mortgages or adjustable-rate mortgages. ARMS secured by fixed-rate mortgages generally have lifetime caps on the coupon rates of the securities. The adjustable-rate mortgages that secure ARMS will frequently have caps that limit the maximum amount by which the interest rate or the monthly principal and interest payments on the mortgages may increase.

High Yield Securities. The Fund may invest in below investment grade securities. These “high-yield” securities (also known as “junk bonds”) will generally be rated BB or lower by S&P Global Ratings (“S&P”) or of equivalent quality rating from another Nationally Recognized Statistical Ratings Organization (“NRSRO”), or if unrated, considered by the Adviser to be of comparable quality. There is no minimum credit quality for securities in which the Fund may invest. Accordingly, the Fund may invest without limit in securities rated as low as D by S&P or of equivalent quality rating from another NRSRO or that are unrated securities of comparable quality.

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International Securities. The Fund may invest in the securities of non-U.S. issuers, including direct investments in companies whose securities are principally traded outside the United States on foreign exchanges or foreign over-the-counter markets. The Fund may invest, without limit, in securities of companies in developed, developing or emerging markets.

Credit Derivatives. The Fund may invest in credit derivatives, which are contracts that transfer price, spread and/or default risks of debt and other instruments from one party to another. Such instruments may include one or more debtors or tradeable indices, including mortgage-backed security credit default swap indices, such as CMBX (collectively, “CMBXIs”), and credit default swap indices, such as CDX (collectively, “CDXIs”). Payments under credit derivatives may be made during the exercise period of the contracts. Payments under many credit derivatives are triggered by credit events such as bankruptcy, default, restructuring, failure to pay, cross default or acceleration, interest shortfalls, principal shortfalls or writedowns, etc. Such payments may be for notional amounts, actual losses or amounts determined by a formula. CMBXIs and CDXIs are administered, calculated and published by third-party agents. The credit derivatives in which the Fund invests may include, among other things, credit-linked notes and total return swaps.

LEVERAGE

The Fund may use leverage to the extent permitted by the 1940 Act. The Fund is permitted to obtain leverage using any form or combination of financial leverage instruments, including through funds borrowed from banks or other financial institutions (i.e., a credit facility), margin facilities, the issuance of preferred shares or notes and leverage generated by reverse repurchase agreements, dollar rolls, or similar financing transactions. The Fund does not expect to issue preferred shares within the 12-month period from the date of the prospectus. The Fund may use leverage opportunistically and may use different types, combinations, or amounts of leverage over time, based on the Adviser’s views concerning market conditions and investment opportunities and subject to the limitations in the 1940 Act and the rules thereunder. The Fund’s strategies relating to its use of leverage may not be successful, and the Fund’s use of leverage will cause the Fund’s NAV to be more volatile than it would otherwise be. There can be no guarantee that the Fund will leverage its assets or, to the extent the Fund does utilize leverage, what percentage of its assets such leverage will represent. See “Investment Objective and Strategies—Leverage.”

MANAGEMENT FEE

Pursuant to the investment advisory agreement by and between the Fund and the Adviser (the “Investment Advisory Agreement”), and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a management fee (the “Management Fee”) equal to 1.25% of the Fund’s average daily net assets. A discussion of the factors that the Fund’s Board of Trustees (“Board”) considered in its most recent approval of the Fund’s advisory agreement is available in the Fund’s semi-annual report.

ADMINISTRATOR AND TRANSFER AGENT

ALPS Fund Services, Inc. (“ALPS Fund Services”) acts as administrator to the Fund. Pursuant to the Fund’s agreement with ALPS Fund Services, the Fund will pay ALPS Fund Services a fee equal to 0.09% the average daily net assets of the Fund, subject to an annual minimum amount of $15,000. SS&C Global Investor & Distribution Solutions, Inc. (the “Transfer Agent.”) acts as transfer agent to the Fund. Pursuant to the Fund’s Services Agreement with the Transfer Agent, the Transfer Agent receives fees from the Fund for services performed as transfer agent. The Transfer Agent receives a fee based on the average daily net assets of the Fund.

DISTRIBUTIONS

The Fund intends to distribute to its Shareholders as dividends all or substantially all of its net investment income and any realized net capital gains. Distributions from the Fund’s net investment income are accrued daily and typically paid monthly. However, there can be no assurances that the Fund will achieve any level of distribution to its Shareholders. See “Distributions.”

The Board reserves the right to change the distribution policy from time to time.

DIVIDEND REINVESTMENT PLAN

Unless a Shareholder indicates another option on the account application, any dividends and capital gain distributions paid to the Shareholder by the Fund automatically will be invested in additional Shares of the Fund. Alternatively, a Shareholder may elect to have: (1) dividends and/or capital gain distributions paid in cash; or (2) the full amount of any dividends and capital gain distributions paid in cash.

BOARD OF TRUSTEES

The Board has overall responsibility for monitoring and overseeing the Fund’s management and operations. A majority of the Trustees are Independent Trustees. See “Management of the Fund.”

UNLISTED CLOSED-END INTERVAL FUND STRUCTURE

The Fund has been organized as a continuously offered, non-diversified closed-end management investment company. Closed-end funds differ from open-end funds (commonly known as mutual funds) in that closed-end funds’ shareholders do not have the right to redeem their Shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not anticipate any secondary market to develop for the Shares in the foreseeable future. Accordingly, an investment in the Fund, unlike an investment in a typical closed-end fund, should not be considered to be a liquid investment. In order to provide some liquidity to Shareholders, the Fund is structured as an “interval fund” and will conduct quarterly repurchase offers for a limited amount of the Shares (at least 5%).

The Fund’s NAV per Share may be volatile. As the Shares are not traded, investors will not be able to dispose of their investment in the Fund no matter how poorly the Fund performs.

SHARE CLASSES

The Fund is offering an unlimited number of two classes of common shares of beneficial interest of the Fund on a continuous basis. The Fund began offering its common shares on December 28, 2018. As of October 23, 2023 the Fund simultaneously redesignated its outstanding and issued common shares of beneficial interest

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as Institutional Shares and created its Class A Shares, which commenced operations on November 1, 2023. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. Institutional Shares are not subject to front-end sales charges. While neither the Fund nor the Fund’s distributor impose an initial sales charge on Institutional Shares, if you buy Institutional Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. Unless you are eligible for a waiver, the public offering price you pay when you buy Class A Shares of the Fund is the NAV of the Shares plus an initial sales charge. The initial sales charge varies depending upon the size of your purchase. The fees and expenses for the Fund are set forth in “Summary of Fees and Expenses.” See also “Plan of Distribution.”

PLAN OF DISTRIBUTION

ALPS Distributors, Inc., (the “Distributor” or “ALPS”), located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor at NAV. The Distributor also may enter into selling agreements with selling agents and certain other financial intermediaries for the sale and distribution of the Shares. These selling agents and other financial intermediaries may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. Any terms and conditions imposed by such selling agent or other financial intermediary, or operational limitations applicable to such parties, may affect or limit a shareholder’s ability to purchase the Shares or tender the Shares for repurchase, or otherwise transact business with the Fund. The Shares will be offered at NAV per share calculated each business day, plus any applicable sales load. Institutional Shares are not subject to a sales load; however, investors may be required to pay brokerage commissions on purchases or sales of Institutional Shares to the selling agents and other financial intermediaries through which the Institutional Shares are purchased. See “Plan of Distribution – Distribution and Shareholder Servicing Fee on Class A Shares” for additional information.

Investors should consult with these dealer parties about the sales load and any additional fees or charges they might impose on each class of Shares in addition to any fees imposed by the Fund.

Investors eligible to purchase Institutional Shares may exchange Class A Shares to Institutional Shares. See “Plan of Distribution – Share Class Conversion” in this Prospectus for additional information.

The Distributor is not required to sell any specific number or dollar amount of Shares, but will use its best efforts to solicit orders for the sale of the Shares. Shares will not be listed on any national securities exchange and the Distributor will not act as a market maker in Shares.

Distribution and Shareholder Servicing Fee on Class A Shares

Institutional Shares are not subject to a distribution or shareholder servicing fee. Class A Shares are subject to an ongoing Distribution and Servicing Fee to compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of clients who own Shares of the Fund, as further discussed below. Under the terms of the Multi-Class Exemptive Relief, the Fund is subject to Rule 12b-1 under the 1940 Act. The Fund has adopted a distribution and servicing plan (the “Distribution and Servicing Plan”) and pays the Distribution and Servicing Fee under such plan. The Distribution and Servicing Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. The maximum annual rates at which the Distribution and Servicing Fees may be paid under the Distribution and Servicing Plan (calculated as a percentage of the Fund’s average daily net assets attributable to the Class A Shares) is 0.75%. 0.25% of such fee is a shareholder service fee and the remaining portion is a distribution fee paid pursuant to Rule 12b-1.

Purchases Of Shares

As discussed above, the Fund has received the Multi-Class Exemptive Relief, which permits the Fund to, among other things, issue multiple classes of Shares and to impose asset-based distribution fees and early-withdrawal fees as applicable. The Fund currently offers two classes of Shares: Institutional Shares and Class A Shares. The Fund may in the future register and include other classes of Shares in the offering.

The Fund’s Shares are offered on a daily basis. Shares are being offered through the Distributor at an offering price equal to the then-current NAV of the applicable class.

Generally, the stated minimum initial investment by an investor in the Fund is $50,000 for Institutional Shares and $2,500 for Class A Shares. Subsequent investments therein may be made in any amount. The Fund reserves the right to waive the investment minimum. Please see “Purchasing Shares” for purchase instructions and additional information.

See also “Distributions—Dividend Reinvestment Plan.”

SHARE REPURCHASE PROGRAM

The Shares have no history of public trading, nor is it intended that the Shares will be listed on a public exchange at this time. No secondary market is expected to develop for the Fund’s Shares.

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The Fund is an “interval fund,” which is designed to provide some liquidity to Shareholders by making quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with relevant regulatory requirements (as discussed below). In connection with any given repurchase offer, it is possible that the Fund may offer to repurchase only the minimum allowable amount of 5% of its outstanding Shares at the NAV applicable to the class of Shares repurchased. Quarterly repurchases will occur in the months of March, June, September and December. The Fund’s offer to repurchase Shares is a fundamental policy that may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Written notifications of each quarterly repurchase offer (the “Repurchase Offer Notice”) will be sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”), which is ordinarily on the third Friday of the month in which the repurchase occurs. The Fund expects to determine the NAV applicable to repurchases on the business day following the Repurchase Request Deadline. However, the NAV will be calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”), although the NAV is expected to be determined on the business day following the Repurchase Request Deadline. The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such Date. The Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for the Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “Types of Investments and Related Risks—Repurchase Offers Risks.”

ERISA PLANS AND OTHER TAX-EXEMPT ENTITIES

Investors subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other tax-exempt entities, including employee benefit plans, individual retirement accounts (“IRAs”), 401(k) plans and Keogh plans, may purchase Shares. Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. Thus, neither the Fund nor the Adviser will be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA plan that becomes a Shareholder, solely as a result of the ERISA plan’s investment in the Fund.

VALUATIONS

The price at which you purchase or redeem Shares is based on the NAV of the applicable class of the Fund. The NAV per share of an applicable class is calculated at the close of trading (normally 4:00 p.m. Eastern Time) on each day the NYSE and the principal bond markets (as recommended by the Securities Industry and Financial Markets Association) are open for regular trading (e.g., the NYSE is closed on weekends, most federal holidays and Good Friday). The NAV per share of an applicable class is calculated by dividing the value of the Fund’s total assets (including interest and dividends accrued but not yet received) minus liabilities (including accrued expenses) by the total number of Shares outstanding. Requests to purchase Shares are processed at the NAV next calculated after the Fund receives your order in proper form. If the NYSE is closed due to inclement weather, technology problems or any other reason on a day it would normally be open for business, or the NYSE has an unscheduled early closing on a day it has opened for business, the Fund reserves the right to treat such day as a business day and accept purchase orders until, and calculate the NAV per share of an applicable class as of, the normally scheduled close of regular trading on the NYSE for that day, so long as Fund management believes there remains an adequate market to meet purchase orders for that day.

In the event the Fund holds portfolio securities that trade in foreign markets or that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its Shares, the NAV of the Fund’s Shares may change on days when Shareholders will not be able to purchase the Fund’s Shares.

The Board has approved procedures pursuant to which the Fund will value its investments and has delegated to the Adviser, as valuation designee, general responsibility for determining, in accordance with such procedures, the value of such investments. Generally, portfolio investments for which market quotations are readily available are valued at market value, which is ordinarily determined based on official closing prices or the last reported sale prices of an instrument. Where no such closing price or sale price is reported, market value is determined based on quotes obtained from market makers or prices supplied by one or more third-party pricing source (“Pricing Services”), which may include evaluated prices. Many of the types of investments in which the Fund invests are valued using evaluated prices provided by Pricing Services, which prices may be based on a number of factors, including, among other things, information obtained from market makers and estimates based on recent market prices for investments with similar characteristics. If market or evaluated prices are not readily available (including when the Adviser determines that prices are not reliable), or if an event occurs after the close of the trading market but before the calculation of the NAV per share of an applicable class that materially affects the values, assets may be valued at a fair value by the Adviser, as valuation designee.

Fair valuation may occur in instances when market or evaluated prices are not available or are deemed not to be reliable or accurate in the opinion of the Adviser, or if an event occurs after the close of the trading market but before the calculation of the NAV that materially affects the values. Fair valuation could also occur in instances of (a) thinly traded securities or (b) lack of liquidity or depth in the market for the security. For example, the Fund may be obligated to fair value a foreign security because many foreign markets operate at

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times that do not coincide with those of the major U.S. markets. In such situations, the Adviser may consider, when calculating fair value, (a) the nature and duration of the restrictions upon disposition of the securities or other assets, (b) the extent to which there is market for similar securities or other assets of the same class, or (c) availability of fundamental analytical data relating to the investment including the use of proprietary pricing models. When pricing securities using these methods, the Fund (with the assistance of its Pricing Services and other service providers) seeks to assign the value that represents the amount that the Fund might reasonably expect to receive upon a current sale of the securities. In this regard, the Adviser, pursuant to the terms of the Investment Advisory Agreement with the Fund, has agreed to provide the Fund’s pricing information that the Adviser reasonably believes may assist in the determination of fair value consistent with requirements under the 1940 Act and the Fund’s policies and procedures. The Fund’s policies and procedures include the consideration of pricing information from one or more Pricing Services which information is monitored by the Adviser daily.

When using pricing models or other pricing methods that are not based solely on market quotes for actively-traded securities, the Adviser’s review process may include periodic back-testing by appropriate valuation personnel or third-party service providers, when applicable, of a sample of valuations, to the extent possible and where it is likely to provide a reasonable base of comparison, against the recent sale prices of investment positions. Back-testing, if performed, may focus on identifying trends in valuations versus sale prices, not the accuracy of individual marks for individual investment positions. Differences will be expected and viewed in the context of the overall analysis, especially since back-testing has inherent limitations, particularly during periods of market stress. This analysis can provide further assurance in assessing the quality of models and other evaluative processes being employed internally or by third-party service providers, but not absolute certainty to the accuracy of the fair value itself.

In calculating the NAV per share of an applicable class, the Adviser, as valuation designee, uses various valuation techniques. To the extent practicable, the Adviser generally endeavors to maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors. When valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment, and may involve alternative methods to obtain fair values where market prices are not readily available. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used if a ready market for the investments existed. As a result, the Adviser may exercise a higher degree of judgement in determining fair value for certain financial instruments.

Notwithstanding the foregoing, given the subjectivity inherent in fair valuation and the fact that events could occur after NAV calculation, the actual market prices for a security may differ from the fair value of that security as determined by the Fund at the time of NAV calculation. Thus, discrepancies between fair values and actual market prices may occur on a regular and recurring basis. These discrepancies do not necessarily indicate that the Fund’s fair value methodology is inappropriate. The Fund will adjust the fair values assigned to securities in the Fund’s portfolio, to the extent necessary, as soon as market prices become available. The Fund (and its service providers) continually monitor and evaluate the appropriateness of their fair value methodologies through systematic comparisons of fair values to the actual next available market prices of securities contained in the Fund’s portfolio. To the extent the Fund invests in other investment companies, the Fund’s NAV is calculated based, in part, upon the NAVs of such investment companies; the prospectuses for those investment companies in which the Fund will invest describe the circumstances under which those investment companies will use fair value pricing, which, in turn, affects their NAVs.

Because the Fund relies on various sources to calculate its NAVs, the Fund is subject to certain operational risks associated with reliance on the Pricing Services and other service providers and data sources. The Fund’s NAV calculation may be impacted by operational risks arising from factors such as failures in systems and technology. Such failures may result in delays in the calculation of the Fund’s NAV and/or the inability to calculate NAV over extended time periods. The Fund may be unable to recover any losses associated with such failures.

SUMMARY OF TAXATION

The Fund has elected to be treated for U.S. federal income tax purposes, and has historically qualified and intends to continue to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any net ordinary income or capital gains that is currently distributed as dividends for U.S. federal income tax purposes to Shareholders, as applicable. To maintain its qualification as a RIC for U.S. federal income tax purposes, the Fund, among other things, is required to meet certain specified source-of-income and asset diversification requirements, and is required to distribute dividends for U.S. federal income tax purposes of an amount at least equal to 90% of the sum of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses each tax year to Shareholders, as applicable. See “Distributions” and “Tax Aspects.”

FISCAL YEAR

For accounting purposes, the Fund’s fiscal year is the 12-month period ending on October 31.

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REPORTS TO
SHAREHOLDERS

As soon as practicable after the end of each calendar year, a statement on IRS Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to Internal Revenue Service (“IRS”) reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

RISK FACTORS

The principal risks of investing in the Fund are summarized below. There may be circumstances that could prevent the Fund from achieving its investment objective and you may lose money by investing in the Fund. You should carefully consider the Fund’s investment risks before deciding whether to invest in the Fund. An investment in the Fund is not a deposit at a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

For a more complete discussion of the risks of investing in the Fund, see “Types of Investments and Related Risks.” Shareholders should consider carefully the following principal risks before investing in the Fund.

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Commercial Mortgage-Backed Securities Risks. Collateral underlying CMBS generally consists of mortgage loans secured by income-producing properties or other CMBS. The performance of these loans, as well as the market value of the underlying properties, depends largely on the net operating income (“NOI”) generated by these properties and the performance of the related businesses, including property management. Net operating income refers specifically to the income remaining after operating expenses have been deducted, and it is a key factor in determining a property’s financial health. A decline in income generation, whether due to reduced revenue or increased operating costs, can significantly increase both the likelihood of loan defaults and the severity of potential losses for creditors. Property management challenges—such as operational inefficiencies, tenant vacancies, or heightened market competition—can negatively impact a property’s ability to generate income and, consequently, its overall value. Additionally, commercial real estate values are subject to limitations imposed by bankruptcy laws, state foreclosure statutes, and rights of redemption, which may restrict creditors’ ability to recover losses in the event of a default. The risk of mortgage loan defaults may be exacerbated by the unavailability of financing for commercial real estate, as borrowers may struggle to refinance or secure additional funding. In such cases, creditors’ recourse is generally limited to the collateral securing the loan, except in circumstances where borrowers engage in fraudulent or illegal conduct. Broader economic factors, such as higher CMBS delinquency rates driven by unforeseen events like economic downturns or natural disasters, can also adversely affect payments on CMBS and, in turn, the value of the Fund’s investments.

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Concentration in Certain Mortgage-Related Assets Risk. The Fund’s investments in mortgage-related assets, including RMBS (agency and non-agency), CMBS, and other mortgage-backed securities, introduces significant risks. Concentration in mortgage-related assets magnifies these risks, as the Fund’s performance may be disproportionately impacted by adverse developments in the housing market, changes in interest rates, or credit deterioration within the mortgage sector.

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Whole Loan Risk. The Fund’s investments in whole loans, including commercial mortgage loans and non-qualified mortgages, involve the direct acquisition or origination of mortgage loans, where the Fund maintains beneficial and record ownership of the loans. These investments are subject to significant risks, including risks of delinquency, foreclosure, and potential losses. In the event of foreclosure, the proceeds generated from the underlying property may be insufficient to recover the Fund’s investment and related costs. Additionally, the Fund may experience losses in connection with loan restructurings or sales, further adversely affecting its performance. These risks are distinct from those associated with investments in other mortgage-related securities and may expose the Fund to greater potential volatility and loss.

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REIT Risk. Investments in REITs and securities of companies primarily engaged in the real estate industry expose the Fund to risks similar to those associated with direct investments in real estate. These risks include sensitivity to general and local economic conditions, fluctuations in property values, changes in interest rates, and the potential unavailability of financing. Additionally, the performance of REITs may be adversely affected by specific factors such as tenant defaults, property management issues, and regulatory or tax changes impacting the real estate sector. These risks could negatively impact the Fund’s performance and value.

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Asset-Backed Securities Risks. ABS are subject to credit risk, interest rate risk, and to a lesser degree, prepayment risk. ABS may also be subject to additional risks, including the fact that underlying assets may be unsecured.

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Residential Mortgage-Backed Securities Risks. Collateral underlying RMBS generally consists of mortgage loans secured by residential real estate or other RMBS. In addition to the risks associated with other asset-backed securities as described above, mortgage-backed securities are subject to the general risks associated with investing in real estate securities; that is, they may lose value if the value of the underlying real estate to which a pool of mortgages relates declines. In addition, the rate of prepayments on underlying mortgages affects the price and volatility of a mortgage-backed security, and may have the effect of shortening or extending the effective maturity beyond what was anticipated.

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Structured Investments Risks. The Fund may invest in entities structured to modify the investment characteristics of underlying debt securities, such as CDOs, CLOs, and CMOs, which are subject to significant risks arising from both the underlying assets and the structural complexities of these entities. The Fund does not directly own the underlying assets and therefore does not have rights typically afforded to asset holders, such as indemnification or voting rights, limiting its ability to influence or control the management of these assets. Structured finance securities are inherently exposed to credit, market, and structural risks, and investments in equity or junior tranches, which represent the first-loss position, are particularly vulnerable as they are typically unrated, highly leveraged, and carry heightened exposure to losses from defaults or underperformance of the underlying assets.

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Securitization Risks. The Fund may securitize certain of its assets or otherwise coordinate or direct the securitization of third-party assets. When the Fund takes an active involvement in the structuring and formation of a securitization, the Fund may be deemed to act as a “securitization sponsor”. As a sponsor, the Fund may be required to retain a portion of the credit risk in compliance with risk retention regulations, including those under U.S. and foreign regulatory frameworks. The 1940 Act may also impose restrictions on the structure of a securitization in which the Fund participates. These securitizations have a leveraging effect and may increase the volatility of the Fund’s investment and the risk of investing with the Fund. If the Fund acts, or is deemed to have acted, as a sponsor of a securitization transaction, it could face liability claims from investors, regulators or other securitization participants.

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Direct Lending/Origination Risk. When the Fund invests in loans or privately placed debt securities that it directly or indirectly originates or purchases from originators, it is subject to risks inherent in investing in commercial and residential mortgages and loans, as well as additional risks and expenses. These risks include potential borrower defaults, delinquencies, and challenges associated with enforcing loan terms. In the event of default, the Fund may incur significant costs and delays associated with servicing the debt and pursuing foreclosure, and the proceeds from the sale of foreclosed properties may be insufficient to recover the Fund’s investment and related expenses. These risks may adversely impact the Fund’s performance and subject it to greater volatility and potential losses. When the Fund originates, acquires, services, or collects loans, it may also be required to obtain and maintain state or local licenses and comply with related laws (including usury, disclosure, servicing, debt collection, foreclosure, data/privacy, and reporting requirements). If the Fund’s analysis of licensing or applicable rules is incorrect, or if regulatory interpretations or requirements change or a counterparty’s license lapses, the Fund could face examinations, investigations, enforcement actions, fines, penalties, restitution or rate rollbacks, litigation (including class actions), operational restrictions, and delays or limits on enforcing or foreclosing on loans. In these cases, the Fund may incur material costs to investigate, defend, remediate, and come into compliance, which could reduce yields, impair liquidity, and adversely affect the Fund’s performance.

●

Aircraft and Aviation Industry Risk. The Fund may invest in securities collateralized or otherwise backed by assets in the aviation industry, including commercial aircraft and loans and leases thereof (“Aviation Assets”). Certain events (“Aviation Impact Events”) may have a direct and indirect impact on the value of the Fund’s Aviation Assets, including: (i) economic declines and recessions; (ii) geopolitical conflict; (iii) the price of petroleum; (iv) the availability of more attractively priced and/or more efficient aircraft; (v) price discounting by manufacturers of new aircraft; (vi) obsolescence (whether due to changes in technology or changes in regulation, particularly regulation related to environmental standards); (vii) the negative effects (including the related press coverage and negative public perception) of aircraft incidents, aerial catastrophes, aircraft disasters and other aviation accidents involving highly publicized commercial airlines and aviation manufacturers, whether as a result of mechanical, electrical, airframe or human failure; and (viii) the occurrence or threat of pandemic, terrorism and war. Each of the foregoing Aviation Impact Events can have a material effect on aircraft values, especially in the short term, but the effect may also be long-term or permanent. Most of these Aviation Impact Events either cannot be predicted or cannot be predicted with any degree of certainty, but will adversely affect the value of securities held by the Fund. In addition to factors linked to the aviation industry, other factors that may affect the value of an aircraft include: (i) manufacturers merging or exiting the industry or ceasing to produce aircraft types; (ii) the particular maintenance and operating history of the aircraft and engines; (iii) the number of operators using that type of aircraft; (iv) whether the aircraft is subject to a lease; (v) regulatory and legal requirements that must be satisfied before the aircraft can be operated, sold or re-leased, including airworthiness directives; (iv) layout of the aircraft amongst operators of particular aircraft; and (vii) any renegotiation of a lease on less favorable terms. Changes in the economic and public health situation, which can result in widespread travel restrictions and reduced travel demand at times, may have adverse effects on the value and liquidity of aircraft securitizations. To the extent an investment is collateralized or otherwise backed by assets in the aviation industry that are located outside the United States, such investment will be subject to the risks associated with non-U.S. investments, including risks of exposure to government restrictions, including confiscatory taxation, expropriation or nationalization of a company’s assets.

●

Interest Rate Risk. The Fund is subject to interest rate risk, which is the risk that changes in prevailing interest rates will affect the value of fixed-income securities and other instruments held by the Fund. Generally, when interest rates rise, the value of fixed-rate securities falls, and when interest rates decline, the value of such securities increases. Longer-term securities and portfolios with longer average duration tend to experience greater fluctuations in value as interest rates change. Changes in interest rates may also affect borrowers’

10

ability to meet their payment obligations, which could reduce the Fund’s net investment income and its distributions to shareholders. Declines in the value of fixed-income securities could adversely impact the Fund’s net asset value, and may also affect the Fund’s ability to achieve its investment objectives.

●

Inflation Risk. The Fund is subject to inflation risk, which is the risk that the value of the Fund’s assets or income from investments may be eroded over time as inflation reduces the purchasing power of money. Rising inflation can lead to a decline in the real value of the Fund’s shares and dividends, thereby reducing the effective returns to investors. Inflation may also impact the broader economy and the performance of the Fund’s investments, potentially affecting the Fund’s ability to meet its investment objectives.

●

Commercial and Residential Mortgages and Loans Risks. Investing in commercial and residential mortgage loans involves the general risks typically associated with investing in traditional fixed-income securities (including interest rate and credit risk) and certain additional risks and special considerations (including the risk of principal prepayment and the risk of investing in real estate).

●

Conflicts of Interest Risk. There are significant and potential conflicts of interest that could impact the Fund’s investment returns, including the potential for portfolio managers to devote unequal time and attention to the management of the Fund and any other accounts managed; allocate a limited investment opportunity among more than one client for whom the investment may be suitable; and acquire material non-public information or otherwise be restricted from trading in certain potential investments. Conflicts may also arise when the Fund and other clients managed by the Adviser invest at different levels or in different tranches or classes of the same securitization, structured product, or capital structure. In these situations, clients may have divergent or even competing interests, such as when voting on amendments, exercising call or control rights, or directing remedies, which may result in outcomes for the Fund that differ from or are less favorable than those for other clients. Although the Adviser endeavors to identify and address these types of conflicts when they arise, not all conflicts can be eliminated, and the Fund may be disadvantaged relative to other clients in certain transactions or decisions.

●

Subsidiary Risk. The Fund may invest directly or indirectly through one or more Subsidiaries (including Wholly Owned Subsidiaries and JV Subsidiaries), which exposes the Fund to the risks associated with the Subsidiaries’ investments. These risks are generally the same as those described in this prospectus that apply to the Fund. Subsidiaries will not be registered as investment companies under the 1940 Act and, therefore, will not be subject to all the investor protections of the 1940 Act.

●

REIT Taxation/Qualification Risks: The Fund may invest in interests in REITs (Real Estate Investment Trusts) treated as equity investments for U.S. federal income tax purposes. While REITs generally avoid federal income tax at the entity level and pass taxable distributions directly to shareholders, maintaining REIT status requires compliance with complex tax rules. If a REIT fails to qualify under these rules, it would be subject to corporate-level federal income tax, potentially reducing the returns of the REIT and negatively impacting the Fund’s overall investment performance. The Fund’s limited control over the operations and compliance of its REIT investments heightens this risk.

●

Credit Risk. The Fund’s investments may be subject to credit risk, which is the risk that counterparties to transactions or issuers of securities in which the Fund invests may fail to meet their financial obligations. This includes the risk of default on interest or principal payments, as well as the potential for a deterioration in the creditworthiness of a counterparty or issuer, which could adversely affect the value of the Fund’s investments. Credit risk may be heightened in cases where the Fund engages in transactions with a limited number of counterparties or invests in securities with lower credit ratings. Any such defaults or credit downgrades could negatively impact the Fund’s net asset value, income, and overall performance.

●

Minority Investments and Joint Ventures Risk. The Fund’s investments in JV Subsidiaries and other entities where it holds a minority interest or shares control with one or more third parties (for example, through shared voting or decision-making rights) expose the Fund to the risk that other owners may make decisions or take actions not aligned with the Fund’s objectives or preferences, potentially leading to adverse outcomes, missed opportunities, or delays. These dynamics can reduce the Fund’s ability to influence management or strategic direction and may lead to financial loss or impair the Fund’s ability to achieve its investment objectives.

●

Derivatives Risks. Credit derivatives are contracts that transfer price, spread and/or default risks of debt and other instruments from one party to another. Such instruments may be illiquid or less liquid, volatile, difficult to price and leveraged so that small changes in the value of the underlying instruments may produce disproportionate losses to the Fund. In addition, the Fund is subject to the credit risk associated with the underlying assets of a derivatives contract as well as the risk of counterparty default. As a result, the Fund’s use of derivatives could result in losses, which could be significant.

●

Distributions Risk. The Fund’s distributions may include a return of capital, thus reducing a Shareholder’s cost basis in his or her Fund Shares and reducing the amount of capital available to the Fund for investment and likely increasing the Fund’s expense ratio. A Shareholder who receives a capital distribution may be subject to tax even though the Shareholder has experienced a net loss on his or her investment in the Fund. Any capital returned to Shareholders through distributions will be distributed after the payment of fees and expenses. Shareholders who periodically receive payment of a distribution consisting of a return of capital

11

may be under the impression that they are receiving net income or profits when they are not. A return of capital to Shareholders is a return of a portion of their original investment in the Fund. Shareholders should not assume that the source of a distribution from the Fund is net income or profit.

●	Extension Risk. When interest rates rise, certain obligations may be paid off by the obligor more slowly than anticipated, causing the value of these securities to fall.

●	Foreign Currency Risk. Changes in foreign currency exchange rates may adversely affect the U.S. dollar value of and returns on foreign denominated investments.

●

General Market Risk. The capital markets may experience periods of disruption, instability and volatility. Such conditions may materially and adversely affect the markets globally and in the jurisdictions in which the Fund invests, which may have a negative impact on the Fund’s performance. The Fund’s NAV and investment return will fluctuate based on changes in the value of its portfolio securities. Certain market events could cause turbulence in financial markets, and reduced liquidity in equity, credit and fixed income markets, which may negatively affect many issuers domestically and around the world. During periods of market volatility, security prices (including securities held by the Fund) could change drastically and rapidly and therefore adversely affect the Fund.

●

High Yield Securities Risk. The Fund may invest in below-investment-grade and/or unrated instruments, commonly referred to as “junk bonds,” which may include securities rated as low as “D” or unrated securities of comparable quality. These instruments are considered predominantly speculative with respect to the issuer’s ability to pay interest and repay principal. Such lower-grade instruments are particularly vulnerable to adverse economic conditions and are likely to experience increased risks during periods of economic downturn or recession. A prolonged or deepening economic recession could impair the ability of issuers to meet their payment obligations, increase default rates, and significantly disrupt the market value of these securities. Securities rated “D” are in default or expected to default upon maturity or payment due date, underscoring the speculative and high-risk nature of such investments. Furthermore, the Fund has no minimum credit quality requirements for the securities in which it may invest, potentially exposing it to heightened volatility and major risks under adverse market conditions. These factors could materially and negatively impact the Fund’s performance and ability to meet its investment objectives.

●

Illiquidity Risk. It is expected that most of the securities and instruments held by the Fund will not trade on an exchange and may be thinly or not traded (such as investments in JV Subsidiaries) or subject to contractual or regulatory transfer and hedging restrictions. Positions acquired or retained to satisfy credit risk retention requirements (including interests held as a securitization sponsor or as a qualified third-party purchaser) are typically subject to minimum holding periods, no-hedging/no-transfer limitations (subject to limited permitted transactions), ongoing monitoring and certification obligations, and other restrictions that can significantly limit or preclude secondary sales or hedging and therefore increase illiquidity and market risk. These constraints may delay or prevent the Fund from disposing of such positions at times or prices the Adviser considers desirable and may impair the Fund’s ability to raise cash to meet quarterly repurchase offers, margin calls, or other obligations; in stressed markets, the Fund may be forced to sell other, more liquid assets at disadvantageous prices, which could adversely affect performance and increase portfolio concentration and volatility.

●

Leverage. The Fund may use leverage, which will cause the Fund’s NAV to be more volatile than it would otherwise be, may cause the Fund to experience losses if earnings on the investments made with borrowed money do not cover the costs of borrowing and may increase the risk of investing with the Fund.

●

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, it can invest a greater portion of its assets in obligations of a single issuer than a “diversified” fund. The Fund may therefore be more susceptible than a diversified fund to being adversely affected by a single corporate, economic, political or regulatory occurrence.

●

Non-U.S. Investments Risks. Non-U.S. investments may be traded in undeveloped, inefficient and less liquid markets and may experience greater price volatility and changes in value. Investments in emerging markets can impose greater risk than investing in developed foreign markets.

●

Regulatory and Legal Risk. Legal and regulatory changes, including those implemented in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), could occur, which may materially adversely affect the Fund.

●

Regulatory Dispositions Risk. The Fund may be required to sell, reduce, hedge, unwind, or otherwise modify investments to comply with applicable law or regulation, exchange or listing limits, tax requirements, or contractual covenants in financing, securitization, or other transactional documents. Such actions may occur at times or prices that are disadvantageous, increase realized income tax losses or income tax liabilities, alter portfolio construction and risk, impair liquidity (including the Fund’s ability to meet repurchase offers), and adversely affect performance.

●

Repurchase Offer Risks. Although the Fund intends to implement a quarterly Share repurchase program, there is no guarantee that an investor will be able to sell all of the Shares he or she desires to sell. Accordingly, the Fund should be considered an illiquid investment.

12

●

Risk Relating to the Fund’s RIC Status. To qualify and remain eligible for the special tax treatment accorded to RICs and their Shareholders under the Code, the Fund must meet certain source-of-income, asset diversification and annual distribution requirements, and failure to do so could result in the loss of RIC status.

●	Security Selection Risk. The Fund’s financial condition and results of operations could be negatively affected if a significant investment fails to perform as expected.

●

Unrated Securities Risk. The Fund may purchase unrated securities which are not rated by a rating agency. Unrated securities may be less liquid than comparable rated securities and involve the risk that the Adviser may not accurately evaluate the security’s comparative credit rating.

●

Valuation Risk. Many of the Fund’s investments may be valued based on factors other than market quotations. This may occur more often in times of market turmoil or reduced liquidity. The valuation of securities or instruments that lack a central trading place (such as loans and other fixed-income securities or instruments) may carry greater risk than those that trade on an exchange. When an investment is valued based on factors other than market quotations, elements of judgment may play a greater role in valuation. The value established for an investment may differ from what would be produced using a different methodology or if it had been priced using market quotations. Investments that are valued using techniques other than market quotations may be subject to greater fluctuation in their valuations than if market quotations were used. In addition, there is no assurance that the Fund could sell or close out an investment for the value established for it at any time, and it is possible that the Fund would incur a loss because an investment is sold or closed out at a discount to the valuation established by the Fund at that time.

Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and prospective investors should invest in the Fund only if they can sustain a complete loss of their investment.

13

SUMMARY OF FEES AND EXPENSES

The following table illustrates the fees and expenses that you may pay if you buy and hold Shares of the Fund.

SHAREHOLDER TRANSACTION EXPENSES	Institutional Shares	Class A Shares
Maximum Initial Sales Charge (Load)(1) Imposed on Purchases (as a percentage of offering price)	None	2.50%
Maximum Contingent Deferred Sales Charge (Load)(as a percentage of offering price or repurchase proceeds, whichever is lower)	None	1.50%(2)

ANNUAL FUND EXPENSES (as a percentage of average net assets attributable to Shares (i.e., common shares))
Management Fee	1.25%	1.25%
Distribution and Servicing Fee	None	0.75%(3)
Acquired Fund Fees and Expenses	0.02%	0.02%
Other Expenses(4)	1.89%	2.16%
Expense Recoupment(5)	0.00%	0.00%
Total Annual Fund Operating Expenses	3.16%	4.18%

(1)

Institutional Shares are not subject to front-end sales charges. The table assumes the maximum sales load is charged. While neither the Fund nor the Fund’s distributor impose an initial sales charge on Institutional Shares, if you buy Institutional Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.

(2)

A contingent deferred sales charge (“CDSC”) of 1.50% may be assessed on Class A Shares purchased without a sales charge if they are repurchased before the first day of the month of the eighteen-month anniversary in which the purchase falls.

(3)

Class A Shares are subject to an ongoing distribution and shareholder servicing fee (the “Distribution and Servicing Fee”) that will accrue at an annual rate equal to 0.75%. 0.25% of the fee is a shareholder service fee and the remaining portion is a distribution fee. See “Plan of Distribution.”

(4)	Other expenses are estimated for the current fiscal year based on actual expenses from the fiscal year ended October 31, 2025.
(5)

The Adviser has contractually agreed to waive its fees and/or reimburse certain expenses (inclusive of organizational and offering costs, but exclusive of any taxes, interest on borrowings, dividends on securities sold short, brokerage commissions, 12b-1 fees, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization and extraordinary expenses) to limit the Fund’s Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement to 2.00% of the Fund’s average daily net assets (the “Expense Limit”) through February 28, 2027. The Expense Limit excludes certain expenses and, consequently, the Fund’s Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement may be higher than the Expense Limit. The contractual waiver and expense reimbursement may be changed or eliminated at any time by the Board of Trustees, on behalf of the Fund, upon 60 days’ written notice to the Adviser. The contractual fee waiver and expense reimbursement may not be terminated by the Adviser without the consent of the Board of Trustees. The Adviser may recoup from the Fund any waived amount or reimbursed expenses pursuant to this agreement if such recoupment does not cause the Fund to exceed the current Expense Limit or the Expense Limit in place at the time of the waiver or reimbursement (whichever is lower) and the recoupment is made within three years after the end of the month in which the Adviser incurred the expense.

Example:

An investor would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:

Period Invested	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$32	$97	$165	$346
Class A Shares	$42	$127	$213	$435

You would pay the following expenses if you did not redeem your shares:

Period Invested	1 Year	3 Years	5 Years	10 Years
Institutional Shares	$32	$97	$165	$346
Class A Shares	$42	$127	$213	$435

The purpose of the example shown above is to assist investors in understanding the various costs and expenses that an investor in the Fund will bear directly and indirectly and demonstrates the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical investment in the Fund. In calculating the expense amounts, the Fund has assumed its direct and indirect annual operating expenses would remain at the percentage levels set forth in the table above.

The example and the expenses in the tables above should not be considered a representation of the Fund’s future expenses, and actual expenses may be greater or less than those shown. While the example assumes a 5.0% annual return, as required by the SEC, the Fund’s performance will vary and may result in a return greater or less than 5.0%. For a more complete description of the various fees and expenses borne directly and indirectly by the Fund, see “Fund Expenses” and “Management Fee.”

14

FINANCIAL HIGHLIGHTS

The Financial Highlights tables are intended to help you understand the Fund’s financial performance for the period since the Fund commenced operations. These tables describe the financial performance of the Fund’s Institutional Shares, the Fund’s only class of Shares with operations during the periods indicated, and Shares outstanding as of the end of the most recent fiscal period. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund (without considering the effects of sales loads and assuming reinvestment of all dividends and distributions). The information presented in the tables below has been audited by Cohen & Company, Ltd., the Fund’s independent registered public accounting firm, whose report, along with the Fund’s financial statements, are included in the annual report, which is available upon request by calling the Fund at (833) 429-6642.

Axonic Alternative Income Fund Institutional Class

For a Share Outstanding Throughout the Periods Presented

	For the Year Ended October 31, 2025	For the Year Ended October 31, 2024	For the Year Ended October 31, 2023	For the Year Ended October 31, 2022	For the Year Ended October 31, 2021
OPERATING PERFORMANCE:
Net asset value – beginning of period	$20.33	$19.68	$20.29	$22.54	$21.02

INCOME/(LOSS) FROM INVESTMENT OPERATIONS:
Net investment income(a)	1.87	1.81	1.56	1.64	2.57
Net realized and unrealized gain/(loss) on investments	0.22	0.65	(0.40)	(1.46)	0.85
Total Income from Investment Operations	2.09	2.46	1.16	0.18	3.42

DISTRIBUTIONS TO SHAREHOLDERS:
From net investment income	(1.84)	(1.81)	(1.62)	(2.10)	(1.90)
From net realized gains	—	—	—	(0.18)	—
From tax return of capital	—	—	(0.15)	(0.15)	—
Total Distributions to Shareholders	(1.84)	(1.81)	(1.77)	(2.43)	(1.90)

Net asset value – end of period	$20.58	$20.33	$19.68	$20.29	$22.54

Total Investment Return – Net Asset Value(b)	10.67%	13.00%	6.08%	0.74%	16.72%

RATIOS AND SUPPLEMENTAL DATA:
Net assets end of period (000s)	$370,374	$256,678	$160,008	$99,789	$33,456
Including Interest Expense
Ratio of expenses to average net assets excluding reimbursement and recoupment of expenses(c)	3.14%	4.26%	2.45%	2.22%	2.54%
Ratio of expenses to average net assets including reimbursement and recoupment of expenses(c)	3.14%	4.30%	2.76%	2.49%	2.35%
Excluding Interest Expense
Ratio of expenses to average net assets excluding reimbursement and recoupment of expenses(c)	1.90%	1.96%	1.72%	1.73%	2.19%
Ratio of expenses to average net assets including reimbursement and recoupment of expenses(c)	1.90%	2.00%	2.03%	2.00%	2.00%
Ratio of net investment income to average net assets(c)	9.12%	9.06%	7.89%	7.70%	11.51%
Portfolio turnover rate	62%	35%	39%	50%	41%

BORROWINGS AT END OF PERIOD
Aggregate Amount Outstanding (000s)	$12,236	$43,735	$21,475	$14,927	$8,607
Asset Coverage Per $1,000 (000s)(d)	$32,730	$6,865	$8,451	$7,685	$4,887

(a)	Calculated using average shares method.
(b)

During periods in which certain expenses were reimbursed, total returns would have been lower absent the expense limitation agreement. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Returns shown exclude applicable sales charges.

(c)

Expenses and net investment income/(loss) amounts used to calculate the ratios above include amounts allocated to investors. An individual investor’s results may vary based on a variety of factors and the timing of capital transactions.

(d)	The asset coverage ratio is calculated as the Fund’s total assets, less prepaid expenses and other asset amounts, divided by the indebtedness of the Fund.

15

Axonic Alternative Income Fund Class A

For a Share Outstanding Throughout the Periods Presented

	For the Year Ended October 31, 2025	For the Period November 1, 2023 (Commencement of Operations) to October 31, 2024
OPERATING PERFORMANCE:
Net asset value – beginning of period	$20.20	$19.71

INCOME/(LOSS) FROM INVESTMENT OPERATIONS:
Net investment income(a)	1.70	1.57
Net realized and unrealized gain/(loss) on investments	0.21	0.71
Total Income from Investment Operations	1.91	2.28

DISTRIBUTIONS TO SHAREHOLDERS:
From net investment income	(1.80)	(1.79)
Total Distributions to Shareholders	(1.80)	(1.79)

Net asset value – end of period	$20.31	$20.20

Total Investment Return – Net Asset Value(b)	9.92%	12.01	%(c)

RATIOS AND SUPPLEMENTAL DATA:
Net assets end of period (000s)	$15,589	$157
Including Interest Expense
Ratio of expenses to average net assets excluding reimbursement and recoupment of expenses(d)	4.16%	5.05	%(e)
Ratio of expenses to average net assets including reimbursement and recoupment of expenses(d)	4.16%	5.05	%(e)
Excluding Interest Expense
Ratio of expenses to average net assets excluding reimbursement and recoupment of expenses(d)	2.63%	2.80	%(e)
Ratio of expenses to average net assets including reimbursement and recoupment of expenses(d)	2.63%	2.80	%(e)
Ratio of net investment income to average net assets(d)	8.39%	7.81	%(e)
Portfolio turnover rate	62%	35	%(c)

BORROWINGS AT END OF PERIOD
Aggregate Amount Outstanding (000s)	$12,236	$43,735
Asset Coverage Per $1,000 (000s) (f)	$32,730	$6,865

(a)	Calculated using average shares method.
(b)	Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Returns shown exclude applicable sales charges.
(c)	Not annualized.
(d)

Expenses and net investment income/(loss) amounts used to calculate the ratios above include amounts allocated to investors. An individual investor’s results may vary based on a variety of factors and the timing of capital transactions.

(e)	Annualized.
(f)	The asset coverage ratio is calculated as the Fund’s total assets, less prepaid expenses and other asset amounts, divided by the indebtedness of the Fund.

16

THE FUND

The Fund is a non-diversified, closed-end management investment company that is registered under the 1940 Act. The Fund continuously offers its Shares and is structured as an “interval fund”. The Fund began offering its common shares on December 28, 2018. The Fund currently offers two classes of Shares. As of October 23, 2023 the Fund simultaneously redesignated its outstanding and issued common shares of beneficial interest as Institutional Shares and created its Class A Shares, which commenced operations November 1, 2023. The Fund was organized as a Delaware statutory trust on September 26, 2018, pursuant to the Declaration of Trust of Axonic Alternative Income Fund (the “Declaration of Trust”), governed by the laws of the State of Delaware. The principal office of the Fund is located at 520 Madison Avenue, 42nd Floor, New York, New York 10022, and its telephone number is (833) 429-6642 (833-4Axonic).

THE ADVISER

Axonic Capital LLC, 520 Madison Avenue, 42nd Floor, New York, New York 10022, an investment adviser registered with the SEC under the Advisers Act, serves as the investment adviser to the Fund. The Adviser has overall supervisory management responsibility for the general management and investment of the Fund’s portfolio. The Adviser was formed in 2010 and provides advisory services to high-net-worth individuals, institutions and investment companies. As of December 31, 2025, the Adviser had assets under management of approximately $7.6 billion. The Adviser is controlled by Clayton DeGiacinto, the Managing Member of Axonic.

USE OF PROCEEDS

The Fund invests the net proceeds of the continuous offering of Shares on an ongoing basis in accordance with its investment objective and policies as stated below. The Adviser presently anticipates that the Fund will be able to fully invest the net proceeds according to its investment objectives and policies within approximately one month after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of securities consistent with the Fund’s investment objective and strategies. A delay in the anticipated use of proceeds could lower returns and reduce the Fund’s distribution to Shareholders. Pending investment of the net proceeds, the Fund will invest the offering proceeds in high-quality, short-term debt securities, cash and/or cash equivalents. The Fund may be prevented from achieving its investment objective during any time in which the Fund’s assets are not substantially invested in accordance with its policies.

INVESTMENT OBJECTIVE AND STRATEGIES

Investment Objective

The Fund seeks total return.

Investment Opportunities and Strategies

In pursuing its investment objective, the Fund invests primarily in income-producing instruments. Such instruments may consist of: (i) whole loans and participations in whole loans, including commercial mortgage mezzanine loans and participations (“Mezzanine Loans”) and whole residential and commercial mortgage loans and participations; (ii) mortgage-backed securities (“MBS”), including residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”); (iii) other asset-backed securities (“ABS”) and structured credit instruments, including those backed by instruments representing the ownership and cashflows from or financing of various assets (such as assets in the aviation industry and automobiles), collateralized debt obligations (“CDOs”), collateralized loan obligations (“CLOs”) and collateralized mortgage obligations (“CMOs”) and various commercial and consumer loans (and participations thereon) or receivables held in trust; and (iv) other income-producing investments, including corporate and bank-issued bonds, loans and participations, and instruments representing the ownership and cashflows from or financing of various assets (including assets in the aviation industry, automobiles and intellectual property royalties).

The Fund may invest a significant portion of its assets directly, or indirectly, including through one or more subsidiaries, including wholly owned subsidiaries (each, a “Wholly Owned Subsidiary”) and non-wholly owned special purpose or joint venture vehicles (each, a “JV Subsidiary” and, together with the Wholly Owned Subsidiaries, the “Subsidiaries”), in whole loans. Loans invested in by the Fund may be directly or indirectly originated by the Fund or purchased on a leveraged basis from one or more other originators and may be purchased through the use of reverse repurchase agreements or otherwise. There is no limitation on the amount of the Fund’s investments that may be acquired from a single originator or counterparty. The Fund has entered into an arrangement pursuant to which the Fund may acquire loans originated by a counterparty with such purchase directly or indirectly financed by the counterparty, and the Fund may enter into other similar agreements in the future. Such arrangements create leverage in the Fund’s portfolio and subject the Fund to the risks associated with leverage and the risk that the counterparty will default on its obligations thereunder or that the Fund will not be able to meet its obligations to the counterparty. The Fund may take an active role in the structuring and formation of certain CLO, REIT, CMBS and ABS investments, and in such cases the Fund may be deemed to act as a “securitization sponsor.” As a sponsor, the Fund may be required to retain a portion of the credit risk in compliance with risk retention regulations, including those under U.S. and foreign regulatory frameworks. In addition, from time to time the Fund may participate in securitizations as an unaffiliated “third-party purchaser” under applicable U.S. credit risk retention rules for CMBS transactions in which an eligible horizontal residual interest is acquired by a qualified third-party purchaser. By engaging in these activities, the Fund seeks to enhance investment opportunities and optimize transaction structures, while managing the attendant risks through its investment and risk management processes.

Instruments acquired by the Fund may be fixed, floating or inverse floating; interest-only or principal-only (i.e., stripped securities); of any maturity or no maturity; senior or subordinate (including equity tranches of structured credit instruments); and/or secured or unsecured. There is no limit on the amount of Fund assets that may be invested in the junior debt, residual or equity tranches of any of the structured finance vehicles (including CLOs and CMBS) in which the Fund may invest. The Fund may take significant stakes in CLO and CMBS equity and junior debt tranches. When the Fund makes a significant primary market investment in a particular CLO or CMBS equity tranche, it generally expects to be able to influence certain of the transaction’s key terms and conditions. The Adviser believes that the protective rights associated with holding

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a majority position in a CLO or CMBS equity tranche (which may include, without limitation, the ability to call the transaction after the non-call period, to refinance/reprice certain debt tranches after a period of time and to influence potential amendments to the governing documents of the transaction) may reduce the Fund’s risk associated with these investments and/or enhance the investment’s potential return.

When the Fund holds a significant stake in junior subordinated or equity tranche securities specifically, the Fund seeks to enhance returns through higher-yielding positions while benefiting from the structural leverage provided by senior tranches. With this strategy, the Fund has indirect exposure to a larger pool of assets without incurring direct leverage, as the senior tranches are financed by third-party investors in the securitization. Holding subordinate securities introduces elevated risk, as these positions absorb losses before senior noteholders, increasing sensitivity to market volatility, credit deterioration, and structural performance of the securitization vehicle.

The Fund’s investments may be of any credit quality, including, without limitation, investments that are distressed (i.e., where a borrower is demonstrating adverse financial conditions and/or negative repayment trends but has not yet defaulted) or in default, unrated or rated below investment grade (commonly referred to as “high yield” or “junk” instruments). The Fund’s investments may be issued by U.S. and non-U.S. issuers. There is no limit on the percentage of the Fund’s assets that may be invested in the securities or loans of non-U.S. issuers or obligors, including, without limitation, securities of emerging markets issuers and obligors. Fund investments may include private placement debt securities. The Fund may be the sole buyer of securities designed by the issuer for purchase by the Fund. There is no limit as to the percentage of the Fund’s portfolio that may be invested in any of the foregoing types of securities, and the securities purchased by the Fund may be illiquid investments for which there is currently no secondary market.

The Fund also may invest in REIT stocks and other equity securities and indices.

In addition, for speculative or hedging purposes, the Fund may use various cleared and uncleared over-the-counter and exchange-traded derivatives, including swaps (such as total return swaps), options, swaptions, structured notes, futures and forward agreements on financial instruments, equity securities and indices, debt instruments and indices, government securities, treasuries, currencies and commodities.

The Fund’s portfolio will be deemed to be non-diversified under the 1940 Act, meaning it may invest a greater percentage of its assets in a single or limited number of issuers than a diversified fund. Under normal circumstances, the Fund will concentrate its investments (i.e., invest 25% or more of its total assets (measured at the time of purchase)) in mortgage-related assets issued by government agencies or other governmental entities or by private originators or issuers.

To the extent permitted by the 1940 Act, the Fund’s positions may be leveraged, and may be financed by various sources of funding, including bank lines, margin trading, short positions, derivatives (including total return swaps and forward transactions), reverse repurchase arrangements and participations.

The Fund may invest in private funds (i.e. hedge funds and private equity funds) that rely on the exclusion from the definition of “investment company” in Section 3(c)(1) or 3(c)(7) of the 1940 Act. The Fund will limit any investments in such entities to no more than 15% of the Fund’s total net assets. Notwithstanding this limitation, the Fund may invest, without limitation, in structured finance vehicles, CDOs, CLOs or entities other than hedge funds and private equity funds not traditionally considered pooled investment vehicles, certain of which may, in some cases, rely on Section 3(c)(1) or 3(c)(7).

The Adviser’s investment approach primarily focuses on generation of income and other gains while seeking to minimize the adverse effects of rising interest rates by utilizing both top-down and bottom-up analysis during the fundamental research phase and focusing on key sources of risk during the portfolio construction and ongoing portfolio management phases. The Adviser’s investment approach relies on three primary components: (i) the Adviser’s ability to identify and purchase appropriate securities; (ii) an analytical approach to risk management and portfolio construction; and (iii) the Adviser’s ability to construct a blended portfolio of risk-based assets and hedges with a return profile over time that demonstrates increased total return while mitigating discrete risks.

The Adviser carries out the Fund’s investment process and risk control procedures by applying various valuation tools, including the Adviser’s own risk and valuation pricing engine. In particular, the Adviser believes that attractive risk-adjusted returns can be produced by systematically discovering misvalued credit risk, structural nuances and other opportunities in income-producing investments. The Adviser will attempt to take advantage of the inefficiencies that result from, among other things: (i) inconsistency of performance across deals, issuers, and sectors; (ii) heterogeneity of securities from both a collateral and structural perspective; and (iii) structural complexity.

The Adviser will attempt to identify and capture these opportunities and apply appropriate hedging mechanisms as necessary. Given the nature of many of the assets contemplated by the Adviser, which, at times, may include illiquid and/or distressed assets, the investment performance of the Fund may be considerably more volatile than that of more conventional markets. The Fund will attempt to consistently achieve attractive risk-adjusted returns through a complex bottom-up evaluation process of individual securities as well as the top-down nature of optimal portfolio construction and hedging.

The Fund may invest in all money market instruments, U.S. Government obligations, commercial paper, repurchase agreements, and other cash or cash equivalent positions (collectively, “Cash Positions”). The Fund may invest in Cash Positions at any time to maintain liquidity, pending selection of investments by the Adviser, or if the Adviser believes that sufficient investment opportunities that meet the Fund’s investment criteria are not available.

Portfolio Composition

Commercial Mortgage-Backed Securities. CMBS are fixed income instruments that may be secured by interests in a single mortgage loan or a pool of mortgage loans that are secured by multifamily or commercial properties, such as industrial and warehouse properties, office buildings, retail space and shopping malls, cooperative apartments, hotels and motels, nursing homes, hospitals, trailer parks and senior living centers.

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Certain CMBS may include SASB transactions, which are backed by a mortgage loan secured by a single property or a small pool of related properties. SASB CMBS are typically structured with customized terms tailored to the specific asset or borrower and may be more sensitive to the financial performance of the underlying property or borrower compared to diversified CMBS pools.

Whole Loans. Whole loans involve the direct acquisition by the Fund of unsecuritized mortgage loans, including non-qualified mortgages, purchased from originators or warehouse providers. Unlike its investments in the mortgage-related securities described above, the Fund will have beneficial and record ownership of the whole loans purchased by it. The Fund may invest in loans bearing either fixed or adjustable interest rates. Loans may be non-performing and the Fund may engage one or more third parties to restructure a loan or foreclose on the related mortgage or other collateral. The Fund may acquire defaulted, distressed, non-performing or under-performing loans or properties or options to acquire the foregoing. The Fund may also seek a third-party purchaser for such loans or options and may finance the purchase by such third party.

REIT and Other Equities. The Fund may invest in equities and related securities such as exchange traded funds (“ETFs”) and equity indices. Equity investments may include indices, ETFs or public or private companies, and may be effected directly in common or preferred stocks, or indirectly or through warrants, options or other derivatives. In general, equity positions are expected primarily to focus on financially-related companies such as mortgage, commercial and other REITs; title, financial guaranty and other insurers and reinsurers; banks; marketplace and other lenders; mortgage originators; mortgage and other loan servicers; homebuilders; asset managers, and other companies involved in loan and leasing origination, servicing, financing and securitization. REITs are entities that either own properties or make construction or mortgage loans, and also may include operating or finance companies.

Asset-Backed Securities. ABS are structured like mortgage-backed securities, but instead of mortgage loans or interests in mortgage loans, the underlying assets may include such items as installment sales or loan contracts, leases of various types of real and personal property, unsecured consumer loans, receivables from credit card agreements and whole business securitizations. Regular payments received on asset-backed securities include both interest and principal. Asset-backed securities typically have no U.S. government backing.

Residential Mortgage-Backed Securities. RMBS are fixed income instruments that may be secured by interests in a single residential mortgage loan or a pool of mortgage loans secured by residential property. RMBS may be senior, subordinate, interest-only, principal-only, investment-grade, non-investment grade or unrated. The Fund acquires RMBS from private originators as well as from other mortgage loan investors, including savings and loan associations, mortgage bankers, commercial banks, finance companies and investment banks. The credit quality of any RMBS issue depends primarily on the credit quality of the underlying mortgage loans. The investment characteristics of RMBS differ from traditional debt securities. Among the major differences are that interest and principal payments are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying residential mortgage loans or other assets generally may be prepaid at any time. Mortgages underlying RMBS acquired by the Fund may include, without limitation, jumbo mortgages, second-lien mortgages, non-qualified mortgages, and non-performing loans.

Structured Investments. Mortgage-related instruments include, but are not limited to, any security, loan, instrument or other asset that is related to U.S. or non-U.S. mortgages, including those issued by private originators or issuers, or issued or guaranteed as to principal or interest by the U.S. government or its agencies or instrumentalities, or by non-U.S. governments or authorities, such as, without limitation, assets representing interests in, collateralized or backed by, or whose values are determined in whole or in part by reference to any number of mortgages or pools of mortgages or the payment experience of such mortgages or pools of mortgages, including Real Estate Mortgage Investment Conduits (“REMICs”), which could include resecuritizations of REMICs (“Re-REMICs”), mortgage pass-through securities, inverse floaters, CMOs, CLOs, multiclass pass-through securities, private mortgage pass-through securities, stripped mortgage securities (generally interest-only and principal-only securities), mortgage-related asset backed securities and mortgage-related loans (including through participations, assignments, originations and whole loans), including commercial and residential mortgage loans. Exposures to mortgage-related assets through derivatives or other financial instruments will be considered investments in mortgage-related assets.

Collateralized Mortgage Obligations. Each class of a CMO (often referred to as a “tranche”) is a debt obligation secured by a pool of mortgage loans pledged as collateral that is legally required to be paid by the issuer, regardless of whether payments are actually made on the underlying mortgages. In a CMO, bonds or certificates are issued in multiple classes. Each class of a CMO is issued at a specific coupon rate and has a stated maturity or final distribution date. CMO residuals generally represent the interests in any excess cash flow from a CMO remaining after the CMO makes required payments of principal and interest to the CMO bondholders and has paid the CMO’s administrative expenses.

Other types of asset-backed securities include CDOs and CLOs and other similarly structured securities.

Collateralized Debt Obligations. The term “CDO” refers to a class of debt or equity securities issued by an entity that owns a pool of assets. The payments to the holders of those CDO securities depend primarily on the cash flows generated by the assets owned by the issuer of the CDO. A synthetic CDO typically is backed by collateral in the form of an over-the-counter derivatives contract in which a portfolio of CDOs are the underlying reference securities.

Collateralized Loan Obligations. CLOs are limited recourse obligations of the issuer payable solely from the cashflow obligations of corporate borrowers that represent the underlying assets. Consequently, holders of the notes must rely solely on distributions of cashflows for the payment of principal and interest on their particular notes. If distributions of cashflows are insufficient to make full payment on a particular note, no other assets are available from which to pay any deficiencies. Investments in CLOs may include investments in income notes (a type of fixed income investment that produces interest income) and other residual interests. Among other things, CLO investments may take the form of (i) anchor CLO equity, (ii) risk retention capital, and (iii) equity for loan accumulation facilities or warehouse facilities to CLO managers.

In addition to acquiring interests in third-party securitizations, the Fund may take an active involvement in the structuring and formation of a securitization, including, without limitation, by securitizing certain of the Fund’s assets or otherwise coordinating or directing the securitization of third-party assets. When the Fund takes an active involvement in the structuring and formation of a securitization, the Fund may be deemed to act as a “securitization sponsor”. A securitization is a form of leverage under which an “originator” or “sponsor” transfers income producing assets to a special purpose vehicle (SPV), which is established solely for the purpose of holding such assets and entering into a structured finance transaction. The SPV then issues notes secured by such assets. The SPV may issue the notes in the capital markets either publicly or privately

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to a variety of investors, including banks, non-bank financial institutions and other investors. There may be a single class of notes or multiple classes of notes, the most senior of which carries less credit risk and the most junior of which may carry substantially the same credit risk as the equity of the SPV. To facilitate such transactions, the Fund may create a wholly-owned subsidiary and contribute certain of its assets or direct the contribution of third party assets to such subsidiary. The SPV may be funded with, among other things, whole loans, other receivables or assets or interests from other pools and such loans or other receivables or assets may or may not be rated. The Fund would retain all or a portion of the equity in the SPV. Securitizations may involve use of one or more SPVs, which SPVs may be structured as REMICs or REITs. In certain cases, an intermediate REIT SPV may hold the Fund’s interest in the SPV acting as issuer (e.g., equity interests of the issuer and junior notes). In such cases, the Fund’s interests in the REIT SPV may be transferrable, but the underlying interests (issuer equity interests and junior notes) would not be transferrable due to restrictions imposed by the REIT qualification rules.

Stripped Mortgage-Related Securities. Stripped mortgage-related securities (“SMRS”) usually are collateralized by a pool of mortgages or a pool of mortgage-backed bonds or pass-through securities. SMRS usually are structured with two classes that receive different proportions of the principal and interest payments from the underlying assets. A common type of SMRS has one class receiving some of the interest and most of the principal, while the other class receives most of the interest and some of the principal. In the most extreme case, one class of interest-only securities (“IOs”) receives all of the interest payments from the underlying assets and one class of principal-only securities (“POs”) receives all of the principal payments from the underlying assets.

Commercial Mortgage Mezzanine Loans and Participations. Mezzanine loans are secured by one or more direct or indirect ownership interests (which may be only partial ownership interests) in a company, partnership or other entity owning, operating or controlling, directly or through subsidiaries or affiliates, one or more commercial properties and interests therein (“Mezzanine Loans”), such as industrial and warehouse properties, office buildings, retail space and shopping malls, cooperative apartments, hotels and motels, nursing homes, hospitals, trailer parks and senior living centers. Purchasing mezzanine loans may require entering into intercreditor agreements, co-lender agreements and undertaking duties as a directing lender, including directing foreclosure proceedings, and may require the Fund and any transferee to have a minimum net worth and total assets. Participations in mezzanine loans are participations from the participating lender. The Fund may purchase participations or serve as the participating lender.

Pass-Through Mortgage-Related Securities. Interests in pools of mortgage-related securities differ from other forms of debt securities, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment consisting of both interest and principal payments. In effect, these payments are a “pass-through” of the monthly payments made by the individual borrowers on their residential mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments may be generated by repayments of principal resulting from the sale of the underlying residential property, refinancing or foreclosure, net of fees or costs that may be incurred. Some mortgage-related securities, such as securities issued by the Government National Mortgage Association (“GNMA”), are described as “modified pass-through.” These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, regardless of whether or not a mortgagor actually makes the payment.

Adjustable-Rate Mortgage Securities. Adjustable-rate mortgage securities (“ARMS”) bear interest at a rate determined by reference to a predetermined interest rate or index. ARMS may be secured by fixed-rate mortgages or adjustable-rate mortgages. ARMS secured by fixed-rate mortgages generally have lifetime caps on the coupon rates of the securities. The adjustable-rate mortgages that secure ARMS will frequently have caps that limit the maximum amount by which the interest rate or the monthly principal and interest payments on the mortgages may increase.

High Yield Securities. The Fund may invest in below investment grade securities. These “high-yield” securities (also known as “junk bonds”) will generally be rated BB or lower by S&P or of equivalent quality rating from another Nationally Recognized Statistical Ratings Organization (“NRSRO”), or if unrated, considered by the Adviser to be of comparable quality. There is no minimum credit quality for securities in which the Fund may invest. Accordingly, the Fund may invest without limit in securities rated as low as D by S&P or of equivalent quality rating from another NRSRO or that are unrated securities of comparable quality.

International Securities. The Fund may invest in the securities of non-U.S. issuers, including direct investments in companies whose securities are principally traded outside the United States on foreign exchanges or foreign over-the-counter markets. The Fund may invest, without limit, in securities of companies in developed, developing or emerging markets.

Credit Derivatives. The Fund may invest in credit derivatives, which are contracts that transfer price, spread and/or default risks of debt and other instruments from one party to another. Such instruments may include one or more debtors or tradeable indices, including mortgage-backed security credit default swap indices, such as CMBX (collectively, “CMBXIs”), and credit default swap indices, such as CDX (collectively, “CDXIs”). Payments under credit derivatives may be made during the exercise period of the contracts. Payments under many credit derivatives are triggered by credit events such as bankruptcy, default, restructuring, failure to pay, cross default or acceleration, interest shortfalls, principal shortfalls or writedowns, etc. Such payments may be for notional amounts, actual losses or amounts determined by a formula. CMBXIs and CDXIs are administered, calculated and published by third-party agents. The credit derivatives in which the Fund invests may include, among other things, credit-linked notes and total return swaps.

The Investment Process

Axonic’s investment strategies primarily focus on generation of income and other gains while seeking to minimize the adverse effects of rising interest rates by utilizing both top-down and bottom-up analysis during the fundamental research phase and focusing on key sources of risk during the portfolio construction and ongoing portfolio management phases. Axonic’s investment strategy relies on three primary components: (i) the Adviser’s ability to identify and purchase appropriate securities; (ii) an analytical approach to risk management and portfolio construction; and (iii) the Adviser’s ability to construct a blended portfolio of risk-based assets and hedges with a return profile over time that demonstrates increased total return while mitigating discrete risks.

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Idea Generation/Security Analysis

The Adviser’s idea generation and sourcing process seeks to identify repeatable themes that can meet the Fund’s investment objective, using a fundamental and data driven approach during the fundamental research process. The Adviser applies various trading models developed by the Adviser to evaluate prospective instrument. In addition, the Adviser’s portfolio managers and analysts regularly monitor market conditions, trade flows, and trade execution to understand current market trends and investment opportunities.

Portfolio Construction

The Adviser carries out the Fund’s investment process and risk control procedures by applying various valuation tools, including the Adviser’s own risk and valuation pricing engine. In particular, the Adviser believes that attractive risk-adjusted returns can be produced by systematically discovering misvalued credit risk, structural nuances and other opportunities in income-producing investments. The Adviser will attempt to take advantage of the inefficiencies that result from, among other things: (i) inconsistency of performance across deals, issuers, and sectors; (ii) heterogeneity of securities from both a collateral and structural perspective; and (iii) structural complexity. During the portfolio construction phase, the Adviser specifically focuses on minimizing or capitalizing on changes in key sources of risk for structured credit, including: prepayment rates, default rates, loss severity, regulation and legislation risk, and price/yield change risk. The Adviser seeks to achieve lower portfolio volatility by diversifying exposure to these risk sources.

Portfolio Management

After the portfolio construction phase, the Adviser will actively reallocate the portfolio among different risks in an effort to adapt to new fundamental or technical conditions. The Adviser will attempt to consistently achieve attractive risk-adjusted returns through a complex bottom-up evaluation process of individual securities as well as the top-down nature of optimal portfolio construction and hedging.

TYPES OF INVESTMENTS AND RELATED RISKS

The risks below include risks associated with investments in the Fund specifically, as well as risks generally associated with investment in a fund with investment objectives, investment policies, capital structure or trading markets similar to the Fund’s. Investors should carefully consider the risk factors described below before deciding on whether to make an investment in the Fund.

Principal Risks of Investing in the Fund

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Commercial Mortgage-Backed Securities Risks. The Fund may invest in tranches of CMBS transactions, ranging from the most senior tranches to the most subordinated tranches, including unrated tranches. The collateral underlying CMBS typically consists of mortgage loans secured by income-producing properties or other CMBS. The performance of a commercial mortgage loan, as well as the market value of the underlying property, is primarily dependent on the net operating income (NOI) generated by the property. Consequently, the success (or lack thereof) of management and operation of properties’ related businesses (e.g., leasing, rents, expense management, maintenance, capital improvements, and other aspects of generating net income from underlying properties) directly influence the likelihood of loan delinquencies and defaults, and the severity of potential losses. Where delinquencies and defaults reduce payments on CMBS, the degree to which investors are affected depends on the seniority or subordination of the tranche in which the investor invested (i.e., more senior tranches will experience less loss, and more junior tranches will experience greater losses, up to (in each case) the entire amount of investment).

Numerous factors may impact the performance and market value of commercial properties, including, but not limited to: occupancy rates, rental rates, tenant mix, the success (or lack thereof) of tenant businesses, property location, physical condition, market competition, interest rate movements, real estate taxes, operational expenses, general or local economic conditions, industry-specific downturns, real estate market value movements, changes in adjacent and nearby properties, governmental regulations, government decisions, government fiscal policies, civil disturbances, social unrest, terrorist acts, acts of God, and insurance coverage (or the lack or insufficiency thereof). Adverse developments in any one or more of these factors may adversely affect the performance and market value of commercial properties, increasing the risk of delinquency and default on loans underlying CMBS. Moreover, in the event that collection issues arise, the ability to realize upon the rights and collateral securing the loans underlying CMBS may be constrained by legal limitations, such as bankruptcy laws, state foreclosure statutes, and rights of redemption, any one or all of which may hinder creditor remedies in cases of default.

Many commercial mortgage loans are structured with substantial principal amounts due at maturity, rather than being fully amortized over the loan term. As a result, the repayment of principal often depends on the borrower’s planning and ability to make these payments at maturity. Delinquencies or defaults may occur because borrowers fail to appropriately plan for payments at maturity or use funds otherwise available for other purposes, or because the borrower’s plans included new financing or refinancing that borrower is not able to secure as and when maturity payments become due (e.g., because the performance or market value, or both, of the applicable property has declined, is declining or is expected to decline or lender advance rates have declined).

Avoiding or minimizing losses on loans underlying CMBS often depend on the resolution of distressed or defaulted loans, which may include the pursuit of negotiated settlements or restructurings with borrowers. In these cases, the delinquent borrowers may not have the financial or business resources (e.g., due to issues with the performance or market value of the underlying commercial property), or otherwise may be unwilling to, enter into appropriate arrangements to resolve the borrowers’ distressed or defaulted loans. Notwithstanding the foregoing, borrowers that enter into arrangements to satisfy problem loans may be unable to meet the terms of the arrangement, either because the benefits of the arrangement are not sufficient for the borrower to return to, or maintain, borrower’s payment obligations, resulting in losses or further losses. In the case that borrowers are unable or unwilling to enter into negotiated settlements or restructurings, or such negotiated settlements or restructurings are not successful, avoiding or minimizing further losses will depend on additional efforts to resolve the distressed or defaulted loans, up to and including sale of the mortgage note or underlying commercial property, or, if an appropriate arrangement cannot be reached with the borrower, foreclosure on the loan.

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While foreclosure or a deed in lieu of foreclosure followed by the liquidation of the collateral property may be necessary (particularly since most commercial property loans underlying CMBS are non-recourse, or effectively non-recourse, to the borrowers), foreclosure proceedings are costly, time-consuming, and subject to delays caused by litigation, bankruptcy or other factors. The ultimate recovery from foreclosure depends on numerous factors, such as minimizing costs incurred in the process, effective promotion and implementation of a foreclosure sale, and factors that affect performance and market value of the property (see above), any of which may deter third parties from purchasing the property at a foreclosure sale or reduce the price they are willing to pay, potentially leaving insufficient proceeds to satisfy the obligations of the related CMBS.

In some cases where loans underlying CMBS become delinquent or defaulted, the borrowers may use revenues from the commercial properties for purposes such as making payments to other creditors, maintaining insurance coverage, paying taxes, or funding property maintenance, instead of making interest or principal payments. In these cases, the diverted revenues are generally not recoverable unless a court appoints a receiver to take control of the collateral’s cash flow. Accordingly, diverted funds are not likely to be made available to satisfy delinquent obligations on loans underlying CMBS.

The Fund’s investments in SASB CMBS magnify the foregoing risks, as SASB CMBS may be more susceptible to concentration risk, property-specific issues, and borrower credit deterioration compared to diversified CMBS pools.

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Concentration in Certain Mortgage-Related Assets Risk. The Fund’s investments in mortgage-related assets, including private mortgage loans, RMBS (agency and non-agency), CMBS, CDOs, CLOs, and other mortgage-backed securities, introduces significant risks, including, without limitation, risks associated with lending and debt securities generally, investments in real estate generally, and similar risks described above and below. The Fund’s concentration in mortgage-related investments magnifies these risks, as the Fund’s performance will be disproportionately impacted by adverse developments in the commercial real estate market, the housing market, interest rates, or similar changes that reduce the values of real estate-related debt positions. These magnified risks may be realized rapidly if and when credit quality (or the perception of credit quality in the market) deteriorates within the mortgage sector generally or in one or more mortgage sub-sectors in which the Fund’s investments are concentrated. See additional mortgage-related risk factors, including, without limitation, “Interest Rate Risks” and “Credit Risks” under this “Types of Investments and Related Risks, Principal Risks of Investing in the Fund” section for a more thorough discussion of risk factors that may heighten the vulnerabilities associated with the Fund’s concentration in mortgage-related assets and, as a result, increasing the decline in the Fund’s value relative to other credit-focused funds that do not concentrate their investments on real estate-backed lending assets.

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Direct Lending/Origination Risk, Generally. The Fund may invest in loans or privately placed debt securities, which may be either directly or indirectly originated by the Fund or purchased from originators. If the Fund is the sole lender or investor in privately offered debt, it will hold a promissory note or an equivalent instrument and bear the expense of servicing the associated debt. This includes activities such as determining or monitoring the security for the debt and, if necessary, pursuing legal action to foreclose on the secured position. In such cases, the Fund assumes risks related to the impairment of the security, foreclosure expenses, and the possibility that foreclosure proceeds may fail to cover unpaid principal or interest. The Fund’s exposure to a direct loan, whether originated or purchased, may exceed the exposure associated with similar investments acquired in the secondary market from a third-party issuer and servicer. Direct loans or privately placed debt securities generally carry greater risks than syndicated or publicly offered debt, as the responsibility and cost of collection and foreclosure, if necessary, rest solely on the holder of the debt. Various market and economic factors may negatively impact the value of loans and privately placed debt securities, including the availability of investment opportunities, fluctuations in interest rates, access to adequate short- and long-term financing, conditions in financial markets, and overall economic conditions. Additionally, the illiquidity and inefficiency inherent in private lending and private debt securities markets can further affect the valuation and performance of these investments. Competition for the origination or acquisition of loans and private debt securities may drive up the price of such assets or make it more challenging to identify and execute desirable investment opportunities. This competitive environment may limit the Fund’s ability to achieve favorable terms or fully implement its investment strategy.

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Direct Lending/Origination Risk – Lending Licensing and Compliance Risk. Many states and localities require entities that make, broker, service, collect, or enforce commercial or residential loans, or that hold or purchase certain high-rate consumer obligations, to be licensed or registered and to comply with usury limits, disclosure and fee restrictions, fair lending, data and privacy, debt collection, foreclosure, and reporting requirements. Whether a particular license is required can be highly fact-specific and may turn on the type of loan or collateral, the borrower’s and collateral’s location, the scope of the Fund’s activities (including servicing, collecting, or enforcing), and evolving legal doctrines (for example, “true lender” or assignee liability concepts). Applicable standards can change through new statutes, regulations, guidance, court decisions, or enforcement priorities.

When the Fund originates loans (directly or through subsidiaries), or acquires, holds, services, or collects loans, it may be required to obtain its own licenses, rely on third-party licenses, appoint licensed servicers, or restructure transactions. The Fund may also determine that licensing is not required in jurisdictions based on the terms of a transaction and the advice of legal counsel. There is no guarantee that applicable regulators will agree with the Fund’s determination. If the Fund’ licensing determinations are challenged, if requirements or licensing interpretation changes, or if a counterparty’s license lapses or is inadequate, regulators or private litigants may assert that loans are void or partially unenforceable, that interest and fees must be refunded or reduced, or that the Fund is subject to penalties, fines, treble or statutory damages, attorneys’ fees, or restitution. The Fund could receive subpoenas or civil investigative demands, be subject to examinations, investigations, enforcement actions, or consent orders, be required to cease or modify activities, transfer servicing, delay or be barred from exercising remedies or foreclosing, or incur substantial compliance costs. Achieving and maintaining licensure can be time-consuming and costly (e.g., bonding, background checks, staffing, policies and procedures) and may limit permissible rates, fees, and activities. Multi-state compliance increases operational complexity and cost, and reliance on third-party licenses or servicers introduces additional counterparty and operational risk. Any of the foregoing could reduce yields or cash flows, increase losses and expenses, impair liquidity, and adversely affect the Fund’s performance.

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Whole Loan Risk. The Fund’s investments in whole loans, including commercial mortgage loans and non-qualified mortgages, involve the direct acquisition or origination of mortgage loans, where the Fund holds both beneficial and record ownership of the loans. These investments carry significant risks, including the potential for borrower delinquencies, defaults, and foreclosures. In the event of

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foreclosure, the proceeds generated from the sale of the underlying property may be insufficient to fully recover the Fund’s investment and associated costs, resulting in a loss. Foreclosure proceedings may also involve lengthy legal processes, additional costs, and uncertainty, further exacerbating the risk of loss. Loan restructurings or sales of distressed loans may result in further losses, as restructured loan terms may offer less favorable returns or require concessions from the Fund, and distressed sales may occur at prices below the loan’s carrying value. These risks are particularly pronounced in the context of non-qualified mortgages, which may involve borrowers with limited credit histories or other characteristics that increase the likelihood of default. Whole loans differ from other mortgage-related securities in that the Fund assumes direct exposure to the risks of the underlying loans rather than relying on a securitized structure that may provide credit enhancement or diversification. As a result, whole loan investments may expose the Fund to greater volatility and loss potential, as the performance of these loans is more directly tied to the financial stability of individual borrowers and the value of the underlying properties. Additionally, the performance of whole loans is influenced by broader economic, market, and real estate conditions. Declines in property values, rising interest rates, or economic downturns may increase the risk of borrower defaults and reduce the recoverable value of foreclosed properties. The Fund may also face liquidity risks, as whole loans are typically illiquid, making it more challenging to sell these assets quickly or at favorable prices in response to market changes. The specialized nature of whole loans requires careful underwriting, ongoing monitoring, and active management. Operational complexities, including servicing, property management, and legal proceedings, may introduce additional costs and challenges for the Fund. As a result, investments in whole loans may lead to increased volatility, reduced liquidity, and adverse impacts on the Fund’s net asset value and overall performance.

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REIT Risks. Investments in REITs and in securities of other companies principally engaged in the real estate industry subject the Fund to, among other things, risks similar to those of direct investments in real estate and the real estate industry in general. These include risks related to general and local economic conditions, possible lack of availability of financing and changes in interest rates or property values. The value of interests in a REIT may be affected by, among other factors, changes in the value of the underlying properties owned by the REIT, changes in the prospect for earnings and/or cash flow growth of the REIT itself, defaults by borrowers or tenants, market saturation, decreases in market rates for rents, and other economic, political, or regulatory matters affecting the real estate industry generally. REITs and similar non-U.S. entities depend upon specialized management skills, may have limited financial resources, may have less trading volume in their securities, and may be subject to more abrupt or erratic price movements than the overall securities markets. REITs are also subject to the risk of failing to qualify for favorable tax treatment under the Code. The failure of a REIT to continue to qualify as a REIT for tax purposes can materially and adversely affect its value. In addition, due to recent changes in tax laws, certain tax benefits of REITs may not be passed through to Fund shareholders. Some REITs (especially mortgage REITs) are affected by risks similar to those associated with investments in debt securities including changes in interest rates and the quality of credit extended.

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Commercial and Residential Mortgages and Loans Risks. Investing in loans, including commercial and residential mortgage loans, involves the general risks typically associated with traditional fixed-income securities, such as interest rate risk and credit risk, as well as additional risks including the risk of principal prepayment and risks inherent in real estate investments. These risks can affect individual mortgages or loans, as well as broader local, regional, national, or global markets, potentially leading to adverse effects on the performance and market value of applicable mortgages or loans. In unfavorable market conditions, delinquencies and losses on residential and commercial mortgage loans—particularly subprime and second-lien mortgage loans—generally increase. Declines or stagnation in commercial real estate, housing and other real property values typically exacerbate these delinquencies and losses.

As noted above and below, commercial and residential mortgage markets are subject to risks of decline in property values due to a number of different factors. The realization of any one or more of these factors creates unfavorable market conditions and reduced investor demand that further decreases liquidity in the secondary market for real estate properties and mortgage loans. This lack of liquidity may negatively impact market values and compound adverse market conditions, thereby further depressing market values, potentially on an accelerated basis. While the effects of a lack of liquidity may be observed in individual properties, the effects of illiquidity market-wide in geographic areas, market segments, or the real estate market as a whole may be more pronounced. In the case of rapid or widespread declines in real estate market sentiment, the value of real estate properties generally in the affected area, market segment or market as a whole will be adversely affected, potentially on an accelerated basis, regardless of the circumstances or prospects for any individual property. Mortgage and loan values may decline as applicable real estate values decline, potentially initiating, exacerbating or accelerating problem mortgages and loans. As mortgages or loans cease performing, the lender may face losses due to restructuring or, where restructuring is not available or fails, sales of underlying properties at discounts, or foreclosures, any of which may result in a shortfall on a mortgage or loan between the value generated through the amount realized on the collateral, and the costs and liabilities associated with owning, holding, or disposing of the property.

Rising interest rates generally extend the duration of fixed-rate mortgage-related assets, making them more sensitive to further changes in interest rates. This phenomenon, known as extension risk, can cause additional volatility, as individual mortgage holders are less likely to prepay their loans in rising rate environments. In addition, rising interest rates decrease the value of mortgages and loans carrying lower rates. Conversely, declining interest rates may incentivize borrowers to refinance or otherwise pay off their mortgages earlier than expected, reducing returns on the loans and creating reinvestment risk as proceeds are reinvested at lower prevailing rates. Mortgage-backed securities, particularly commercial loans and residential mortgages not backed by government guarantees, are highly sensitive to interest rate fluctuations, and even small changes can cause significant losses.

The Fund may face difficulties in disposing of loans, which typically do not trade in liquid markets and generally face limited demand from a relatively small universe of institutional investors even in positive market conditions. This lack of liquidity may reduce or inhibit the ability to sell loans and related instruments when it may be otherwise desirable to do so, such as during economic downturns, borrower credit deterioration, and market declines, and, in any event, will adversely affect the values realized from sales of mortgages and related instruments during such periods. The illiquidity of mortgages and associated instruments and properties also may make them difficult to value, potentially resulting in a misunderstanding of value or the mispricing of the same.

Investing in loans may expose the Fund to heightened levels of credit risk, call risk, settlement risk, and liquidity risk compared to other fixed-income instruments. Transactions involving loans may also involve greater costs due to restrictions on transfers, irregular trading activity, wide bid/ask spreads, and extended trade settlement periods. These factors may make it more challenging for the Fund to make, acquire,

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dispose of, or accurately price loans. The Fund may not realize the full value of loans upon sale and may experience delays in receiving sale proceeds. Extended settlement periods for loan transactions may delay the availability of proceeds for reinvestment or meeting obligations, such as share repurchases, potentially forcing the Fund to sell other investments or borrow funds to raise cash.

The Fund may purchase U.S. residential mortgages that do not meet the Consumer Financial Protection Bureau’s (“CFPB”) definition of a qualified mortgage or similar definitions from other regulators, as well as qualified mortgages and secured or unsecured consumer loans. Non-qualified mortgages expose the lender or holder to borrower defenses and claims that may not be available to qualified mortgage borrowers, even if the lender or holder was not at fault. In addition, the CFPB’s rule-making authority and enforcement/oversight functions with respect to non-qualified mortgages is currently subject to significant uncertainty as recent regulatory policies and objectives have shifted, which could impact the value, availability or enforceability of non-qualified mortgages.

Purchasers and originators of residential mortgage loans or consumer loans may face enforcement actions by regulatory authorities, class action lawsuits by borrowers, or actions by governmental entities. The Fund may rely on third-party due diligence firms to assess whether loans are originated to acceptable standards. These firms are often exculpated from liability except in cases of fraud, leaving the lender or holder exposed to risks that may not be discovered for years. Borrowers may assert defenses to payment, including claims that loans violate usury laws or that the lender or holder lacks proper licenses to originate or hold the loans. Violations of these laws may void the enforceability of the loans, allow borrowers to recover prior payments, or subject the lender or holder to regulatory sanctions, penalties, and punitive damages.

The Fund performs due diligence before making or acquiring loans or related instruments, but due diligence is subject to a number of risks, such as reliance on data and representations from third party borrowers, sellers, sponsors and issuers, any of which may be incomplete or inaccurate. In addition, due diligence processes may fail to identify compliance issues or violations, borrower delinquencies, or defaults, potentially because the information provided and available is limited, dated or insufficient. The Fund is also subject to the risk that the information reviewed is missed, misunderstood or misinterpreted, or that the information available is inadequate to fully appreciate, evaluate and assess loans and related instruments. The Fund’s investments in mortgages and related instruments are also dependent on loan and similar servicing companies that may fail to adequately perform, fail to comply with applicable regulations or fail to meet processing or investor requirements, further increasing the risk of non-performance on serviced loans and related instruments. Where the Fund relied on representations, warranties and information provided in connection with diligence on loans and related instruments, counterparties and other involved third parties may be unwilling or unable to repurchase defective loans or pay damages for liabilities related to the same, regardless of their level of responsibility or judgments related to the same, particularly if the applicable parties are or become financially insolvent. Additionally, because loans may not be classified as “securities,” the Fund may not benefit from anti-fraud protections under federal securities laws, relying instead on contractual remedies, which may be limited.

The mortgage loans acquired by the Fund may be significantly concentrated in one or more specific states or regions, increasing exposure to localized economic downturns, disasters, or declines in property values. While any of the foregoing may develop or occur in any jurisdiction, properties in certain jurisdictions may face heightened risks from uninsurable hazards, such as earthquakes, floods, hurricanes, or wildfires. Similarly, government actions and policies, outbreaks, pandemics, terrorist actions and other unexpected developments or disasters may precipitate economic declines or issues particular to a geographic area or the U.S. generally. The realization or any one or more of the foregoing would likely cause declines in property values and increases in loan delinquencies and defaults that adversely affect individual loans and related instruments.

The Fund is subject to risks associated with servicers hired to manage collections and workouts on loans. Both default frequency and default severity of loans may depend in part upon the quality of the servicer. If servicers are not vigilant in encouraging borrowers to make their payments, the borrowers may be less likely to make these payments, which could result in a higher frequency of default. The failure of servicers to effectively service loans could materially and adversely affect the Fund. The Fund is also subject to credit risk associated with loan originators from whom the Fund acquires loans. Such originators may be thinly capitalized and may not be able to fulfil contractual obligations (e.g., buyback obligations) or may not have sufficient assets to satisfy claims for breach of a representation or warranty. Any such failure by an originator could materially and adversely affect the Fund.

The Fund may need to foreclose on certain of the loans it owns or acquires and may take title to the properties securing such loans. If the Fund does not or cannot sell a property, the Fund would then come to own and operate the property as “real estate owned” (REO). The Fund may also acquire REO properties, including through the purchase of pools of loans (such as pools of non-performing loan or residential transition loans) that include REO properties. Owning and operating real property involves costs and risks that are different than the risks faced in owning an asset secured by that property. Risks include including the risks associated with both the domestic and international general economic climates; local real estate conditions; risks due to dependence on cash flow; risks and operating problems arising out of the absence of certain construction materials; changes in supply of, or demand for, competing properties in an area (as a result, for instance, of overbuilding); the financial condition of tenants, buyers and sellers of properties; changes in availability of debt financing; energy and supply shortages; changes in the tax, real estate, environmental and zoning laws and regulations; various uninsured or uninsurable risks; natural disasters; and the ability of the Fund or third-party borrowers to manage the real properties. Costs incident to the ownership of real estate include the paying of expenses and taxes, maintaining such property and any improvements thereon, and ultimately disposing of such property. Real-estate related taxes may increase, and if these increases are not passed on to tenants (or there are no tenants), the Fund’s income will be reduced. Although some leases may permit pass through such tax increases to the tenants for payment, renewal leases or future leases may not be negotiated on the same basis. The costs associated with operating and redeveloping a property, including any operating shortfalls and significant capital expenditures, could materially and adversely affect the Fund’s results of operations, financial conditions and liquidity. In addition, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover the Fund’s cost basis in the loan, resulting in a loss to the Fund. In order to ensure that income and fees earned from ownership of REO properties do not disqualify the Fund as a RIC for a failure to satisfy the source of income test, the Fund may be required to recognize the income from REO properties indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be subject to U.S. corporate income tax on their earnings, which ultimately will reduce the Fund’s return on such income and fees.

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Asset-Backed Securities Risks. The Fund’s investments in asset-backed instruments are subject to risks similar to those associated with mortgage-related assets, as well as additional risks specific to the nature of the assets and the servicing of those assets. ABS are subject to credit risk, interest rate risk and, to a lesser degree, prepayment risk. ABS may also be subject to additional risks in that, unlike some mortgage-backed securities, ABS do not have the benefit of a security interest in the related collateral. Payment of principal and interest on asset-backed instruments may be largely dependent on the cash flows generated by the assets backing the instruments. Each type of ABS also entails unique risks depending on the type of assets involved and the legal structure used. For example, unsecured consumer loans are not secured by any collateral of the borrowers, rather the repayment of these loans is dependent upon the ability and willingness of the borrowers to repay and the ability of the borrowers to make payments on the loans may be affected by a variety of social and economic factors, making such assets particularly dependent upon the ability of the issuer and its service providers’ to effectively underwrite and service the underlying loans. ABS typically experience credit risk. There is also the possibility that recoveries on repossessed collateral may not, in some cases, be available to support payments on these securities because of the inability to perfect a security interest in such collateral.

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Residential Mortgage-Backed Securities Risks. In addition to the risks associated with other asset-backed securities as described above, mortgage-backed securities are subject to the general risks associated with investing in real estate securities; that is, they may lose value if the value of the underlying real estate to which a pool of mortgages relates declines. Mortgage-backed securities may be issued by governments or their agencies and instrumentalities, such as, in the United States, Ginnie Mae, Fannie Mae and Freddie Mac. They may also be issued by private issuers but represent an interest in or are collateralized by pass-through securities issued or guaranteed by a government or one of its agencies or instrumentalities. In addition, mortgage-backed securities may be issued by private issuers and be collateralized by securities without a government guarantee. Such securities usually have some form of private credit enhancement.

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The rate of prepayments on underlying mortgages affects the price and volatility of a mortgage-backed security, and may have the effect of shortening or extending the effective maturity beyond what was anticipated. Further, different types of mortgage-backed securities are subject to varying degrees of prepayment risk. Finally, the risks of investing in such instruments reflect the risks of investing in real estate securing the underlying loans, including the effect of local and other economic conditions, the ability of tenants to make payments, and the ability to attract and retain tenants.

Pools created by private issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments. Notwithstanding that such pools may be supported by various forms of private insurance or guarantees, there can be no assurance that the private insurers or guarantors will be able to meet their obligations under the insurance policies or guarantee arrangements. The Fund may invest in private mortgage pass-through securities without such insurance or guarantees. Any mortgage-backed securities that are issued by private issuers are likely to have some exposure to subprime loans as well as to the mortgage and credit markets generally. In addition, such securities are not subject to the underwriting requirements for the underlying mortgages that would generally apply to securities that have a government or government-sponsored entity guarantee, thereby increasing their credit risk. The risk of non-payment is greater for mortgage-related securities that are backed by mortgage pools that contain subprime loans, but a level of risk exists for all loans.

The Fund’s RMBS investments may also have exposure to jumbo mortgages, second-lien loans, nonqualified mortgages, and non-performing loans, among others, exposing the Fund to the particular risks associated with each of these types of assets. For example, for securities with exposure to nonperforming loans, the payments to investors will come predominately from sale and liquidation proceeds, rather than from monthly payments by borrowers. Current market conditions, governmental actions and other factors may cause substantial delays in the ability to foreclose upon or liquidate the loans and sell the underlying properties and may adversely affect investment returns.

Market factors adversely affecting mortgage loan repayments generally may include a general economic downturn, high unemployment, a general slowdown in the real estate market, a drop in the market prices of real estate, or an increase in interest rates resulting in higher mortgage payments by holders of adjustable rate mortgages.

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Residential Transition Loan Risk. The Fund may have exposure to Residential Transition Loans (“RTLs”), also known as “fix and flip” loans. RTLs are generally shorter-term loans used to finance the acquisition, re-development or construction of single family or multi-family residential properties by borrowers aiming to improve and then sell the properties within a short timeframe. The borrowers’ ability to complete these necessary projects and sell the properties is subject to a variety of risks including weather, construction delays and the current state of the real-estate market in the applicable area in which the related property is located. There is a risk that a borrower may not be able to sell the property on attractive terms or at all once the property has been re-developed. Moreover, the borrower may experience difficulty in completing the re-development or construction of the property on schedule or at all, whether as a result of cost over-runs, construction-related delays or other issues, which may result in delays selling the property or an inability to sell the property at all. Since the borrower would typically use the proceeds of the sale of the property to repay the bridge loan, if any of the foregoing events were to occur, the borrower may be unable to repay its loan on a timely basis or at all, any of which could subject the Fund to losses. RTL loans are often for the purpose of financing construction, repairs or rehabilitation projects, and the properties are often in a general state of disrepair. In the event of foreclosure, a property may not be habitable or leasable and may only be able to be sold at a substantial discount to the original investment. To the extent permitted by the terms of the applicable loans, RTL borrowers may be entitled to request additional funds in connection with identified repair, construction or rehabilitation projects, which may require additional funding by the Fund. If a borrower is unable to satisfy the conditions in order to draw upon such unfunded commitments, the planned rehabilitation, renovation or construction of the underlying property may not be able to be completed and in turn the borrower may be unable to repay its obligations under the loan. Any failure to fund unfunded commitments when due with respect to the Mortgage Loans could result in claims by the borrower against the originator or lending party(s).

Due to their short term and the greater difficulty in recoupment in the event of a borrower’s default, these loans can be particularly illiquid. Unlike consumer-purpose residential mortgage loans, which often are underwritten to the standards of government-sponsored enterprises such as Fannie Mae or Freddie Mac, or are underwritten to qualify for U.S. government insurance or guaranty through the United States Department of Agriculture, Federal Housing Administration or Veterans Affairs, RTLs are originated for a commercial purpose to a borrower who may not qualify for traditional agency, government or private label non-agency products. Originating loans to borrowers that may not qualify for traditional agency, government or private label products and that may not meet the requirements of Fannie Mae or Freddie Mac may increase the risks associated with such loans and such loans may experience higher rates of delinquency than consumer-purpose residential loans.

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Structured Investments Risks. The Fund may invest in entities organized and operated for the purpose of restructuring the investment characteristics of other debt securities, which may include CDOs, CLOs, and CMOs. These investments typically consist of equity or subordinated debt securities issued by a private investment fund that invests, on a leveraged basis, in debt instruments, including primarily senior loans, high-yield bonds, mortgage-backed securities, and ABS, either directly or through total rate of return swaps or other credit derivatives. The cash flow from the underlying instruments may be apportioned among the newly issued securities to create securities with different investment characteristics, such as varying maturities, payment priorities, and interest rate provisions, and the extent of the payments made with respect to such securities is dependent on the extent of the cash flow on the underlying instruments. However, because the Fund will not own the underlying assets directly, it will not benefit from certain rights typically afforded to holders of those assets, such as indemnification and voting rights. Some of the loans underlying structured securities in which the Fund invests may be “covenant-lite” loans, which contain fewer or less restrictive constrains on the borrower than certain other types of loans. Covenant-lite loans lack traditional financial maintenance covenants that require borrowers to maintain certain financial ratios. Instead, these loans typically include only incurrence-

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based covenants that restrict specific actions, such as the incurrence of additional debt. The absence of maintenance covenants may delay lenders’ ability to intervene in distressed situations, increasing the risk of loss. Covenant-lite loans may also create a higher risk of losses in the event of borrower default, as lenders have fewer contractual protections compared to loans with traditional covenants.

Exposure to structured finance securities entails a variety of risks, including credit risks, liquidity risks, prepayment risks, interest rate risks, market risks, operational risks, structural risks, geographical concentration risks, basis risks, and legal risks. Structured finance securities are also subject to the risk that the servicer of the underlying assets fails to perform its duties. These securities are further exposed to structural and execution risks related to how losses from the underlying loans affect both the issuing vehicle and investor returns. If borrowers fail to repay their loans, the issuing vehicle may not have enough cash to make full payments to investors. The structure of the collateral also impacts risk. Some securities are backed by a fixed pool of loans that do not change, while others allow new loans to be added over time. When new loans are introduced, there is a risk that their credit quality may be lower than the original loans. Additionally, the collateral may either revolve, meaning new loans replace maturing ones, or be closed-end, meaning the loan pool remains static and amortizes over time. Revolving structures add uncertainty because the performance of newly added loans may differ from the original ones. The structure of a securitization itself affects how and when investors are paid. In some transactions, any excess cash flows connected to underlying loans that remain after required payments have been made to investors may revert to the issuing entity instead of being distributed to investors such as the Fund. The timing of the issuer’s payments may also be uncertain—if borrowers repay underlying loans earlier or later than expected, or if defaults and foreclosures are higher than anticipated, the maturity of the security could be affected. Furthermore, the entity that provided or contributed the underlying loans may not be required to cover losses or provide financial support to the issuing vehicle in the event of such defaults and foreclosures. If the collateral underperforms and no support is required, investors like the Fund may experience losses.

Most structured investments are issued in multiple tranches categorized as senior, mezzanine, and subordinated (or “equity” or “first loss”) based on their degree of risk. The senior tranche has the greatest collateralization and the lowest credit risk but pays the lowest interest rate. Mezzanine tranches have a moderate level of risk and return, while subordinated or equity tranches are the most exposed to risk and offer the highest potential returns. If there are defaults or if the collateral underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, while payments to mezzanine tranches take precedence over those to subordinated or equity tranches. As a result, lower tranches—particularly subordinated and residual or equity tranches—are especially sensitive to the rate of defaults and losses in the collateral pool, as losses in the collateral pool are absorbed first by the equity tranche and subsequently by other subordinate tranches. The return on equity tranches depends primarily on residual interest payments, which are the funds left over after payments to higher tranches and expenses of the issuing entity. These tranches typically do not have a fixed interest rate and may be highly leveraged, significantly increasing the risk of loss.

Equity interests held by the Fund in structured finance entities are not secured by the assets of the structured product or guaranteed by any party. These equity interests rank behind all other creditors, including holders of senior and mezzanine tranches. Equity interests are typically subject to payment restrictions outlined in the indenture governing the senior tranches, meaning that scheduled payments may not be made in full or at all. Such investments are highly sensitive to defaults in the collateral pool and may result in total loss of the Fund’s investment. The leveraged nature of these equity interests magnifies the impact of changes in interest rates, collateral performance, and other risk factors, increasing the potential for significant losses. Equity interests in structured products are typically illiquid investments, subject to extensive transfer restrictions, and may lack a secondary market. No party is obligated to make a market for these interests, and the Fund may not be able to sell or transfer them at their fair value—or at all—if it determines to liquidate its position. The lack of liquidity in these instruments may prevent the Fund from responding promptly to market changes or adverse developments, potentially leading to further losses.

The Fund may invest in risk retention tranches of CMBS or other securitizations, which are residual interests initially retained by the sponsors of the securitizations pursuant to the credit risk retention requirements of Section 941 of the Dodd-Frank Act and the U.S. Risk Retention Rules. These tranches must typically be held unhedged for at least five years following the closing of the securitization. Even after the holding period expires, the illiquid nature of these investments may limit exit strategies, and there is no assurance that the Fund will be able to dispose of these positions at a desirable price or time. The U.S. Risk Retention Rules are subject to limited regulatory guidance, and interpretations of these rules by federal agencies—including the FDIC, OCC, Federal Reserve, SEC, HUD, and FHFA—may change over time. These regulatory uncertainties could adversely impact the Fund’s investments in risk retention tranches. When acting as a third-party purchaser of risk retention interests, the Fund may be required to execute Risk Retention Agreements containing representations, warranties, covenants, and indemnities. Breaches of these agreements may expose the Fund to legal claims and financial losses.

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Securitization Risks. The Fund may securitize certain of its assets or coordinate the securitization of third-party assets. If the Fund actively participates in structuring or forming a securitization, it may be deemed a “securitization sponsor” under applicable regulations. As a sponsor, the Fund may be subject to the U.S. Risk Retention Rules, which require sponsors to retain a portion of the credit risk associated with the securitization.

When the Fund acts as the sponsor of a securitization, the Fund will typically retain subordinated interests in the securitization. These subordinated interests are unsecured and rank behind all secured creditors, including holders of senior interests in the securitization. As such, the Fund will only receive cash distributions after all required payments on senior and other interests have been satisfied. The value of the Fund’s subordinated interests is particularly vulnerable to adverse conditions in the credit markets or defaults within the collateral pool. Any reduction in the value of the collateral pool reduces the value of the Fund’s subordinated interests. Additionally, the leveraged nature of these investments magnifies the impact of any losses, increasing the risk of significant or total loss of the Fund’s investment. The Fund’s subordinated interests may be illiquid, limiting the Fund’s ability to sell or transfer these interests in response to market disruptions or other adverse developments. The inability to liquidate such positions may exacerbate losses in periods of economic stress or credit market deterioration.

Acting as a securitization sponsor also exposes the Fund to potential liability claims from investors, regulators, or other securitization participants. These claims may include allegations under federal or state securities laws, particularly anti-fraud provisions, asserting material misstatements or omissions in connection with the offering of securities. Such litigation can involve substantial monetary damages, regulatory

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investigations, and enforcement actions, which may result in penalties, reputational harm, or operational restrictions. Additionally, the Fund may face indemnification obligations to third parties, such as underwriters, directors, officers, employees, placement agents, or affiliates involved in the securitization transaction. These obligations could require the Fund to advance legal costs or reimburse losses even if it is not ultimately found liable. Such expenses may significantly impact the Fund’s financial condition, cash flow, and operations. Even unproven allegations could damage the Fund’s reputation, reduce investor confidence, and impair its ability to conduct business, ultimately decreasing the value of the Fund’s securities.

In connection with debt securitizations sponsored or co-sponsored by the Fund, the Fund or a subsidiary may act as an originator or sponsor by acquiring or originating loans or other income-producing assets and borrowing money on a non-recourse basis against a legally separate pool of such assets. Typically, this involves transferring assets to a special purpose, bankruptcy-remote entity established solely for the purpose of holding such assets and issuing debt secured by them. The special purpose entity may issue notes or other debt instruments to institutional or other investors in private placements or capital market transactions. The Fund may hold equity interests or other first-loss positions in the securitization, which could result in a more concentrated risk of loss compared to the Fund’s overall portfolio. The Fund may incur liability to the special purpose entity or its investors, and the Fund’s first-loss or equity position may be subject to greater risk of loss due to subordination, market volatility, or underperformance of the underlying assets.

Securitizations may also impose financial and operational covenants that restrict the Fund’s business activities, potentially limiting its flexibility to manage its portfolio. Additionally, the 1940 Act may impose further restrictions on the structure of securitizations in which the Fund participates.

Accounting assessments for transfers, participations and securitizations are complex, subjective and may evolve over time. The Fund may not achieve derecognition of assets it sells, transfers or participates, or may be required to consolidate an issuer, special purpose vehicle, intermediate holding entity or JV Subsidiary (for example, where the Fund is deemed to have controlling rights or to be the primary beneficiary of a variable-interest entity). Consolidation (or a failure to derecognize transferred assets) can cause the Fund to reflect the securitization vehicle’s assets and liabilities on its financial statements, thereby increasing reported leverage and, in some cases, resulting in senior securities exposure for purposes of Section 18 of the 1940 Act. Changes in facts and circumstances, control or economic exposure, or changes in accounting interpretations, guidance or application could require consolidation (or re-consolidation after initial non-consolidation). If consolidation or failed derecognition were to cause the Fund to exceed applicable asset coverage or other limits, the Fund could be required to sell assets, unwind or restructure positions or otherwise take corrective actions, potentially at disadvantageous times or prices, to restore compliance, which could result in realized losses, reduced income and increased volatility. Consolidation can also trigger additional covenants, reporting and operational burdens and may affect tax treatment. See also Borrowing and Other Leverage Risks, Illiquid Securities Risks, and Regulatory-Driven Dispositions Risk.

Securitizations may involve one or more special purposes vehicles (SPVs), which could be structured as Real Estate Mortgage Investment Conduits (REMICs) or Real Estate Investment Trusts (REITs). In some cases, an intermediate REIT SPV may hold the Fund’s interests in the primary SPV acting as the issuer (e.g., equity interests of the issuer). While the Fund’s interests in the REIT SPV may be transferable, the underlying securities (equity interests) may not be transferable due to restrictions imposed by REIT qualification rules. The illiquidity of the underlying securities held by the REIT SPV may restrict the Fund’s ability to respond to market disruptions, credit deterioration, or other adverse conditions affecting the securitized assets. Moreover, the failure of the REIT SPV to comply with REIT qualification rules, some aspects of which may fall outside the Fund’s control, could subject the SPV to entity-level taxes and negatively affect the returns on the Fund’s investment.

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Borrowing Risks and Leverage Risks. Certain transactions, including, for example, forward commitment purchases, inverse floaters, loans of portfolio securities, repurchase agreements (or reverse repurchase agreements), and the use of some derivatives, can result in leverage or leverage-like exposure. In addition, the Fund may create leverage by borrowing money. Leverage generally has the effect of increasing the amounts of loss or gain the Fund may realize, and creates the likelihood of greater volatility of the value of the Fund’s investments. In transactions involving leverage, a relatively small market movement or change in another underlying indicator can lead to significantly larger losses to the Fund. There is a risk of loss in excess of invested capital. The use of leverage may also require the Fund to liquidate its other holdings at disadvantageous times and prices in order to satisfy repayment, interest payment or margin obligations or to meet asset segregation or coverage requirements. Money borrowed will be subject to interest and other costs (including commitment fees and/or the cost of maintaining minimum average balances). Unless the income and capital appreciation, if any, on securities acquired with borrowed funds exceed the cost of borrowing, the use of leverage will diminish the investment performance of the Fund.

With respect to reverse repurchase agreements and similar financing transactions, the Fund will comply with Rule 18f-4 under the 1940 Act by either (i) combining the aggregate amount of indebtedness associated with all such transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the asset coverage ratio, or (ii) treating all such transactions as derivatives transactions, as permitted under Rule 18f-4. These transactions have effects similar to leverage, since the proceeds may be invested in additional securities, amplifying both gains and losses. If the market value of securities acquired with the proceeds of a reverse repurchase agreement declines below the price of the securities the Fund has sold but is obligated to repurchase, the Fund could realize a loss. Defaults, early termination events, or margin calls may require the Fund to sell assets at disadvantageous prices or to post additional collateral or cash.

The Fund may borrow money through a credit facility or other arrangements for investment purposes, to satisfy Shareholder repurchase requests, and to provide the Fund with liquidity. The amount the Fund may borrow is limited by the provisions of Section 18 of the 1940 Act, which requires a fund to have net asset coverage of 300% of the amount of its indebtedness, including amounts borrowed. As a result, the value of the Fund’s total indebtedness may not exceed one-third of the value of the Fund’s total assets, including the value of any assets purchased using the proceeds of the indebtedness. However, subsequent drops in asset values may magnify losses or reduce or eliminate the Fund’s equity in a leveraged investment.

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The Fund may incur debt at the entity level, including unsecured and secured credit facilities and other forms of borrowing, subject to the leverage limits of the 1940 Act. In addition, the Fund’s investments may involve property-level or asset-level debt financing (for example, mortgages or secured financing at the level of a subsidiary or operating entity), which is generally intended to be non-recourse to the Fund except in limited circumstances. In a non-recourse mortgage, if the borrowing entity defaults, the lender’s recourse is generally limited to the mortgaged property and not to other assets of the Fund or its subsidiaries. However, in some cases, property-level or asset-level debt may be recourse to the Fund, or may be consolidated for accounting or regulatory purposes, and such financing may be treated as leverage for purposes of the Fund’s regulatory limitations. There is no guarantee that the Fund’s subsidiaries or operating entities will be able to obtain mortgage or secured loans on attractive terms or at all.

In certain cases, the Fund or its Subsidiaries may enter into “recourse carveout” guarantees, sometimes referred to as “bad boy” guarantees, which are designed to protect a lender against certain bad-faith or intentional acts that violate loan documents. These guarantees may allow the lender to recover losses from the Fund or its subsidiaries in connection with acts such as fraud, intentional misrepresentation, willful misconduct, misappropriation of funds, voluntary incurrence of prohibited debt, or environmental losses. In joint venture arrangements, the actions of a partner or co-investor may trigger liability to the Fund under such guarantees, even where the Fund did not cause the underlying conduct. Such guarantees could also impact the analysis regarding the need to consolidate a Subsidiary’s assets and liabilities on the Fund’s financial statements and may impact senior securities exposure for purposes of Section 18 of the 1940 Act. While the Fund may seek indemnities from joint venture partners to mitigate these risks, there remains the possibility that partner actions could result in liability to the Fund.

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Aircraft and Aviation Industry Risk. The Fund may invest in securities collateralized or otherwise backed by assets in the aviation industry, including commercial aircraft and loans and leases thereof (“Aviation Assets”). Certain events (“Aviation Impact Events”) may have a direct and indirect impact on the value of the Fund’s Aviation Assets, including: (i) economic declines and recessions; (ii) geopolitical conflict; (iii) the price of petroleum; (iv) the availability of more attractively priced and/or more efficient aircraft; (v) price discounting by manufacturers of new aircraft; (vi) obsolescence (whether due to changes in technology or changes in regulation, particularly regulation related to environmental standards); (vii) the negative effects (including the related press coverage and negative public perception) of aircraft incidents, aerial catastrophes, aircraft disasters and other aviation accidents involving highly publicized commercial airlines and aviation manufacturers, whether as a result of mechanical, electrical, airframe or human failure; and (viii) the occurrence or threat of pandemic, terrorism and war. Each of the foregoing Aviation Impact Events can have a material effect on aircraft values, especially in the short term, but the effect may also be long-term or permanent. Most of these Aviation Impact Events either cannot be predicted or cannot be predicted with any degree of certainty, but will adversely affect the value of securities held by the Fund. In addition to factors linked to the aviation industry, other factors that may affect the value of an aircraft include: (i) manufacturers merging or exiting the industry or ceasing to produce aircraft types; (ii) the particular maintenance and operating history of the aircraft and engines; (iii) the number of operators using that type of aircraft; (iv) whether the aircraft is subject to a lease; (v) regulatory and legal requirements that must be satisfied before the aircraft can be operated, sold or re-leased, including airworthiness directives; (iv) layout of the aircraft amongst operators of particular aircraft; and (vii) any renegotiation of a lease on less favorable terms. Changes in the economic and public health situation, which can result in widespread travel restrictions and reduced travel demand at times, may have adverse effects on the value and liquidity of aircraft securitizations. To the extent an investment is collateralized or otherwise backed by assets in the aviation industry that are located outside the United States, such investment will be subject to the risks associated with non-U.S. investments, including risks of exposure to government restrictions, including confiscatory taxation, expropriation or nationalization of a company’s assets.

The realization of any of the foregoing risks with respect to aircraft or the airline industry generally will adversely affect the ability or perceived ability of obligors to make payments on aircraft-related debt securities, any of which will cause declines in the value of the securities and the receipt of payments therefrom.

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Interest Rate Risk. The Fund is subject to interest rate risk, which is the risk that the value of fixed-income instruments and other interest rate–sensitive securities held by the Fund will change in response to changes in prevailing interest rates. Generally, when interest rates rise, the values of fixed-rate securities and portfolios with longer average duration decline, and when interest rates fall, the values of such securities generally rise. The value of longer-term securities tends to fluctuate more in response to interest rate changes than the value of shorter-term securities. Changes in interest rates may also affect the ability of borrowers underlying the Fund’s investments to meet their payment or refinancing obligations, which could reduce the Fund’s net investment income and distributions to shareholders. Interest rate movements may lead to increased volatility and potential losses, and may also impact the Fund’s ability to meet its investment objectives. Declines in the value of fixed-income securities could adversely impact the Fund’s net asset value, and may also affect the Fund’s liquidity if significant shareholder redemptions or repurchase requests occur during periods of rising rates or declining bond prices. Additionally, if the Fund borrows money to finance shareholder redemptions, the interest on such borrowings will increase Fund expenses and reduce any net investment income, further impacting remaining shareholders.

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To mitigate exposure to interest rate changes, the Fund may use hedging strategies, such as interest rate swaps, interest rate futures, and/or interest rate options. However, there is no guarantee these hedges will be implemented or, if implemented, will successfully mitigate the impact of interest rate changes on the Fund’s portfolio.

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Inflation Risk. The Fund is subject to inflation risk, which is the risk that the value of the Fund’s assets or the income the Fund generates from investments may be eroded over time as inflation reduces the purchasing power of money. Inflation may cause the real value of the Fund’s shares and distributions to decline, and can also affect interest rates, borrowing costs, and the broader economy. Unexpected or sustained increases in inflation may impact the performance of the Fund’s investments and reduce effective returns to shareholders. The Fund may not be able to fully offset the impact of inflation through its investment strategy, and there is no assurance that returns will keep pace with rising costs or inflationary pressures.

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Conflicts of Interest Risk. There are significant and potential conflicts of interest that could impact the Fund’s investment returns, including the potential for portfolio managers to devote unequal time and attention to the management of the Fund and any other accounts managed; allocate a limited investment opportunity among more than one client for whom the investment may be suitable; and acquire material non-public information or otherwise be restricted from trading in certain potential investments.

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Subsidiary Risk. The Fund may invest directly or indirectly through one or more Subsidiaries (including Wholly Owned Subsidiaries and JV Subsidiaries), which exposes the Fund to the risks associated with the Subsidiaries’ investments. These risks are generally the same as those described in this prospectus that apply to the Fund.

Subsidiaries will not be registered as investment companies under the 1940 Act and, therefore, will not be subject to all the investor protections of the 1940 Act. The Fund’s transactions with its Subsidiaries may be subject to the affiliated transaction restrictions under Section 17 of the 1940 Act, which may limit or restrict the Fund’s activities with respect to such Subsidiaries and may prevent the Adviser from taking actions that it would otherwise consider desirable, which could adversely affect the Fund. While the Fund may rely on available exemptions or seek exemptive relief to engage in transactions with its Subsidiaries, failure to comply with these requirements could result in regulatory challenges or limitations on the Fund’s ability to transact with its Subsidiaries. In addition to regulatory risks, changes in the laws of the United States or the laws of any jurisdiction in which a Subsidiary is formed could adversely impact the Fund’s operations. For example, changes in the interpretations of, or treatment with respect to, applicable federal tax laws could affect the Fund’s status as a RIC. Such changes could negatively impact the ability of the Fund and its Subsidiaries to operate as described, potentially resulting in adverse effects on the Fund’s performance, investment strategy, or tax status.

The use of Subsidiaries may introduce additional operational complexities, including oversight and compliance challenges, as well as risks related to the Fund’s ability to control or access Subsidiary assets, operations, and cash flows. These risks encompass, among other matters, structural and contractual limitations on the Fund’s ability to direct Subsidiary activities; increased burdens associated with monitoring, governance, and regulatory compliance across multiple entities and jurisdictions; and potential restrictions on information rights or transparency. In addition, covenants or other operative provisions in Subsidiary governing documents or financing arrangements may restrict the movement of funds, impose distribution priorities among stakeholders, or otherwise limit the Fund’s ability to efficiently access capital or realize value from Subsidiary investments. Collectively, these factors may adversely affect the Fund’s operational efficiency, liquidity management, financial flexibility, and the achievement of its investment objectives.

JV Subsidiaries specifically may involve shared or limited control, consent or blocking rights, supermajority provisions, tie-breaker mechanisms, capital call obligations, and transfer or hedging restrictions. These provisions may delay or otherwise impede the Fund’s ability to effectuate strategic or operational decisions, limit the Fund’s ability to exit or monetize its interest, require additional capital contributions at times or on terms that may be disadvantageous, or otherwise result in actions, inactions, or outcomes not aligned with the Fund’s objectives or preferences. For additional information regarding the risks associated with JV Subsidiaries, see “Minority Investments and Joint Venture Risk.”

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REIT Taxation/Qualification Risks. The Fund may invest in interest in REITs that are treated as an equity investment in REIT stock for U.S. federal income tax purposes. A REIT is a corporate entity eligible for special tax treatment with respect to the REIT and its shareholders under the Code. In general, a REIT is not subject to U.S. federal income tax at the entity level and distributions from a REIT are generally only subject to U.S. federal income tax by the shareholders receiving such distributions. However, the rules with respect to qualifying as a REIT are complex and require careful monitoring to ensure compliance. To the extent that an entity no longer qualifies as a REIT for U.S. federal income tax purposes, the entity would be subject to U.S. federal income tax at corporate rates. As one shareholder of a REIT, the Fund will likely have limited control over the operations of its REIT investments and whether the REIT meets the applicable requirements of a REIT under the Code would likely be outside the control and oversight of the Fund. In the event that the REIT in which the Fund has invested, ceases to be treated as a REIT for U.S. federal income purposes, the additional U.S. federal income tax burden would likely adversely impact the investment returns of that REIT and the Fund as a whole.

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Corporate and Other Debt Obligations Risks. The Fund may invest its assets in debt obligations, which include interests in loans to entities or their affiliates undertaken to finance a capital restructuring or in connection with recapitalizations, acquisitions, leveraged buyouts, refinancings or other financially leveraged transactions and may include loans that are designed to provide temporary or bridge financing to a borrower pending the sale of identified assets, the arrangement of longer-term loans or the issuance and sale of debt obligations. The Fund may also invest in financial instruments secured or backed by whole commercial, consumer and other loans and lease contracts. These loans may bear fixed or floating rates. Syndicated loans have generally been arranged through private negotiations between a corporate borrower and one or more financial institutions (“Lenders”), including banks. The Fund’s investment may be in the form of participations in loans (“Participations”) or of assignments of all or a portion of loans from third parties (“Assignments”). Borrowers may include corporations, partnerships, trusts and sovereigns (including Indian tribes) and their affiliates. Obligations of sovereigns and their affiliates may be difficult or impossible to enforce.

In certain cases, the rights and obligations acquired by the Fund through the purchase of an assignment may differ from, and be more limited than, those held by the assigning selling institution. Assignments are sold strictly without recourse to the selling institutions, and the selling institutions will generally make no representations or warranties to the Fund about the underlying loan, the borrowers, the documentation of the loans or any collateral securing the loans.

With respect to Participations, the Fund has the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of the payments from the borrower. The Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan in which it has purchased a Participation, nor any rights of set-off against the borrower, and the Fund may not benefit directly from any collateral supporting the loan in which it has purchased the Participation. Thus, the Fund assumes the credit risk of both the borrower and the Lender that is selling the Participation. In addition, in connection with purchasing Participations, the Fund generally will have no role in terms of negotiating or

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effecting amendments, waivers and consents with respect to the loans underlying the Participations. In the event of the insolvency of the Lender, the Fund may be treated as a general creditor of the Lender and may not benefit from any set-off between the Lender and the borrower.

Investments in Participations and Assignments involves additional risks, including the risk of nonpayment of principal and interest by the borrower, the risk that any loan collateral may become impaired and that the Fund may obtain less than the full value for the loan interests sold because they may be illiquid. Purchasers of loans depend primarily upon the creditworthiness of the borrower for payment of interest and repayment of principal. If scheduled interest or principal payments are not made, the value of the instrument may be adversely affected. Participations may also have the risk that the counterparty to the Participation defaults or becomes insolvent.

Investments in loans through direct assignment of a financial institution’s interests with respect to a loan may involve additional risks. For example, if a loan is foreclosed, the Fund could become part owner of any collateral, in which case it would bear the costs and liabilities associated with owning and disposing of the collateral. In addition, it is conceivable that under emerging legal theories of lender liability, the Fund could be held liable as a co-lender.

A syndicated loan is often administered by a bank or other financial institution that acts as agent for all holders. The agent administers the terms of the loan, as specified in the loan agreement. Unless, under the terms of the loan or other indebtedness, the Fund has direct recourse against the borrower, the Fund may have to rely on the agent to apply appropriate credit remedies against a borrower. If assets held by the agent for the benefit of the Fund were determined to be subject to the claims of the agent’s general creditors, the Fund might incur certain costs and delays in realizing payment on the loan or loan participation and could suffer a loss of principal or interest.

Interests in loans are also subject to additional liquidity risks. Loans are generally subject to legal or contractual restrictions on resale. Loans are not currently listed on any securities exchange or automatic quotation system, but are traded by banks and other institutional investors engaged in loan syndication. As a result, no active market may exist for some loans, and to the extent a secondary market exists for other loans, such market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Consequently, the Fund may have difficulty disposing of Assignments or Participations in response to a specific economic event such as deterioration in the creditworthiness of the borrower, which can result in a loss. In such market situations, it may be more difficult for the Fund to assign a value to Assignments or Participations when valuing the Fund’s securities and calculating its net asset value.

The loans acquired by the Fund may be unsecured or undersecured. In addition, in the event of the insolvency of the selling institution, under the U.S. laws, the Fund may be treated as a general creditor of such selling institution, and may not have any exclusive or senior claim with respect to the selling institution’s interest in, or the collateral with respect to, a secured loan. Consequently, the Fund may be subject to the credit risk of the selling institution as well as of the borrower. Certain of the secured loans or loan participations may be governed by the law of a jurisdiction other than the United States which may present additional risks as regards the characterization under such laws of such participation in the event of the insolvency of the selling institution or the borrower.

The Fund may originate loans directly. Loan origination results in risks in addition to the acquisition of a loan and may accordingly subject the Fund to lender liability claims and additional regulation and taxation.

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Counterparty and Settlement Risks. Counterparty and settlement risk is the risk that the counterparty to a securities transaction (e.g., the issuer, seller, or buyer of a bond, derivative or other security), is, or is perceived as being, unable or unwilling to make timely interest, principal or settlement payments, or to otherwise honor its obligations. Transactions entered into directly between two counterparties (e.g., over-the-counter transactions, repurchase agreements, securities lending transactions, many derivatives contracts, and similar non-exchange traded securities) and transactions on foreign exchanges with few or no requirements for counterparties and intermediaries generally do not benefit from such protections and expose the parties to greater risk of counterparty default. Any such default by a trading counterparty could result in losses to the Fund due to the delay of settlement of a transaction or receipt of payments, loss of market gains or, in certain circumstances, loss of a portion or the full amount of the notional value of the transaction. If the creditworthiness of a counterparty to a transaction declines, the Fund may not receive payments owed under the terms of the transaction in full or in a timely manner, and the value of the applicable transaction can be expected to decline, either of which would result in losses. While counterparty and settlement risks apply to all securities transactions, the risks are lessened in U.S. exchange-traded transactions, which generally are backed by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Nevertheless, these transactions and any other securities transactions that are cleared through an intermediary (e.g., a clearing broker or futures commission merchant) are subject to credit and liquidity risks of the intermediary. To the extent that the Fund, as buyer or seller of a security or debt instrument prepays for or pre-delivers a security or instrument, its counterparty risk is increased.

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Credit Default Swap Agreements Risks. The buyer of a credit default swap is obligated to pay the seller a periodic stream of payments over the term of the contract in return for one or more contingent payments upon the occurrence of a credit event with respect to one or more underlying reference obligations. Generally, a credit event means, (i) with respect to corporate reference obligations, bankruptcy, failure to pay and, in certain cases, restructuring, (ii) with respect to municipal or sovereign reference obligations, failure to pay, restructuring and, in certain cases, moratorium, and (iii) with respect to asset-backed security reference obligations, principal writedowns and interest shortfalls. If a credit event occurs under a swap referencing a corporate, sovereign or municipal reference obligation, the buyer typically receives the notional amount of the reference obligation subject to an obligation to physically deliver the notional amount of the reference obligation (or other permitted security) to the seller, which reference obligation (or other permitted security) may not be readily available to the buyer, in which case the buyer may forfeit its credit event payment. However, in many cases, the parties to the swap will agree to an industry-wide cash-settlement auction process. Following a credit event and the physical delivery or cash settlement thereof, a swap referencing a corporate, sovereign or municipal reference obligation will terminate. If a credit event occurs under a swap referencing an asset backed security reference obligation, the buyer typically receives a payment calculated by reference to the principal writedowns and interest shortfalls under a notional amount of the reference obligation. In certain cases, the buyer may be required to make a payment calculated by reference to a write-up or recovery under a notional amount of the reference obligation, which may relate to a credit event that occurred prior to the time that the buyer entered into the swap. Swaps referencing asset-backed security reference obligations do not terminate

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following a credit event thereunder. Entering into a credit default swap may require an upfront payment be made by the buyer or seller thereunder. Credit default swaps may be cleared or uncleared and the Fund may be either the buyer or seller of a cleared or uncleared credit default swap. If the Fund is a buyer and no credit event occurs, the Fund will have made payments under the swap and received nothing. The selling of credit default swaps involves additional risks to those posed by investing in the reference obligation directly, including the credit risk of the counterparty (or the credit risk of the relevant futures commission merchants and clearinghouses, in the case of cleared swaps). The Fund is exposed to the risk of a counterparty’s default (in the case of an uncleared transaction) or futures commission merchant’s or clearinghouse’s default (in the case of a cleared transaction). In addition to general market risks, credit default swaps are subject to liquidity risk, and may be more or less liquid than the underlying reference obligations.

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Credit Derivatives Risks. Credit derivatives are contracts that transfer price, spread and/or default risks of debt and other instruments from one party to another. Such instruments may be illiquid or less liquid, volatile, difficult to price and leveraged so that small changes in the value of the underlying instruments may produce disproportionate losses to the Fund. In addition, the Fund is subject to the credit risk associated with the underlying assets of a derivatives contract as well as the risk of counterparty default. As a result, the Fund’s use of derivatives could result in losses, which could be significant.

Credit derivatives used by the Fund may include one or more debtors. Payments under credit derivatives may be made during the exercise period of the contracts. Payments under many credit derivatives are triggered by credit events such as bankruptcy, default, restructuring, failure to pay, cross default or acceleration, etc. Such payments may be for notional amounts, actual losses or amounts determined by a formula.

The Fund may use derivatives for hedging or speculative purposes, and certain of the derivative investments in which the Fund may invest may, in certain circumstances, give rise to a form of financial leverage, which may magnify the risk of owning such instruments. The ability to successfully use derivative investments depends on the ability of the Adviser to predict pertinent market movements, which cannot be assured. In addition, amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to the Fund’s derivative investments would not be available to the Fund for other investment purposes, which may result in lost opportunities for gain.

The market for credit derivatives is somewhat illiquid and there are considerable risks that it may be difficult to either buy or sell the contracts as needed or at reasonable prices. Sellers of credit derivatives carry the inherent price, spread and default risks of the debt instruments covered by the derivative instruments. Buyers of credit derivatives carry the risk of non-performance by the seller due to inability to pay. There are also risks with respect to credit derivatives in determining whether an event will trigger payment under the derivative and whether such payment will offset the loss or payment due under another instrument. In the past, buyers and sellers of credit derivatives have found that a trigger event in one contract may not match the trigger event in another contract, exposing the buyer or the seller to further risk. Credit derivatives may be cleared or uncleared. The Fund is exposed to the risk of a counterparty default (in the case of an uncleared transaction) or futures commission merchant’s or clearinghouse’s default (in the case of a cleared transaction).

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Currency Risks. The Fund’s investments that are denominated in a foreign currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

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Distressed Investments and Non-Performing Loans Risks. The Fund may invest in debt and equity securities, accounts and notes payable, loans, private claims, and other financial instruments and obligations of troubled obligors. While these investments may offer the potential for significant returns, they also involve a substantial degree of risk. The Fund may lose its entire investment in a troubled obligor, be required to accept cash or securities with a value less than its original investment, or be prohibited from exercising certain rights with respect to such investments. Troubled obligor investments may not generate any returns for an extended period of time, and funding a plan of reorganization introduces additional risks, including those related to equity ownership in the reorganized entity, which may not perform as expected.

Such investments may also face adverse effects from state and federal laws, including laws relating to fraudulent conveyances, voidable preferences, lender liability, and the discretionary powers of Bankruptcy Courts. For example, the Bankruptcy Court may disallow, subordinate, or disenfranchise particular claims, which could negatively impact the value of the Fund’s investment. Investments in securities or private claims of troubled obligors, particularly those made in connection with an attempt to influence a restructuring proposal or plan of reorganization in a bankruptcy case, may further expose the Fund to substantial litigation risks, increasing the complexity and costs associated with these investments.

The Fund may also invest significantly in companies involved in acquisition attempts, tender offers, workouts, liquidations, spin-offs, reorganizations, bankruptcies, or other special situations. In such cases, the Fund is exposed to the risk that the underlying transaction may be unsuccessful, take considerable time to complete, or result in a distribution of cash or securities with a value less than the purchase price paid by the Fund. There is also the possibility that an anticipated transaction will not occur at all, leaving the Fund in a position where it may need to sell its investment at a loss. These risks are heightened by the often speculative and uncertain nature of such transactions, where the outcome can be influenced by numerous factors outside the Fund’s control.

Because of the substantial uncertainty surrounding the outcomes of transactions involving troubled obligors or special situations, there is a significant risk that the Fund may lose its entire investment in such opportunities. These investments are inherently speculative and may require extensive time and resources to monitor, manage, and resolve. Additionally, the Fund’s ability to liquidate such investments on favorable terms may be limited, further amplifying the risks. As a result, these investments may introduce significant volatility and operational complexities to the Fund, potentially affecting its performance and ability to achieve its investment objectives.

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Extension Risks. Rising interest rates tend to extend the duration of securities, making them more sensitive to changes in interest rates. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, securities may exhibit additional volatility and may lose value.

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Fixed-Income Instruments Risks. Changes in interest rates generally will cause the value of fixed-income instruments held by the Fund to vary inversely to such changes. Prices of longer-term fixed-income instruments generally fluctuate more than the prices of shorter-term fixed income instruments as interest rates change. In addition, a fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates that incorporates a security’s yield, coupon, final maturity and call features, among other characteristics. For example, if a portfolio has a duration of three years, and interest rates increase (fall) by 1%, the portfolio would decline (increase) in value by approximately 3%. However, duration may not accurately reflect the true interest rate sensitivity of instruments held by the Fund and, therefore the Fund’s exposure to changes in interest rates.

Fixed-income instruments that are fixed-rate are generally more susceptible than floating rate instruments to price volatility related to changes in prevailing interest rates. The prices of floating rate fixed-income instruments tend to have less fluctuation in response to changes in interest rates, but will have some fluctuation, particularly when the next interest rate adjustment on such security is further away in time or adjustments are limited in amount over time. The Fund may invest in short-term securities that, when interest rates decline, affect the Fund’s yield as these securities mature or are sold and the Fund purchases new short-term securities with lower yields. Subordinated debt securities that receive payments of interest and principal after other more senior security holders are paid carry the risk that the issuer will not be able to meet its obligations and that the subordinated investments may lose value. An obligor’s willingness and ability to pay interest or to repay principal due in a timely manner may be affected by its cash flow.

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Floating or Variable Rate Securities Risks. Floating or variable rate securities pay interest at rates that adjust in response to changes in a specified interest rate or reset at predetermined dates (such as the end of a calendar quarter). Securities with floating or variable interest rates are generally less sensitive to interest rate changes than securities with fixed interest rates, but may decline in value if their interest rates do not rise as much, or as quickly, as comparable market interest rates. Conversely, floating or variable rate securities will not generally increase in value if interest rates decline. The impact of interest rate changes on floating or variable rate securities is typically mitigated by the periodic interest rate reset of the investments. Floating or variable rate securities can be rated below investment grade or unrated; therefore, the Fund relies heavily on the analytical ability of the Adviser. Lower-rated floating or variable rate securities are subject to many of the same risks as high yield securities, although these risks are reduced when the instruments are senior and secured as opposed to many high yield securities that are junior and unsecured. Floating or variable rate securities are often subject to restrictions on resale, which can result in reduced liquidity.

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Highly Volatile Markets Risks. The prices of financial instruments in which the Fund may invest can be highly volatile. Price movements of forward and other derivative contracts in which the Fund’s assets may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. The Fund is subject to the risk of failure of any of the exchanges on which its positions trade and of the clearinghouses on which the positions are carried.

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High Yield Securities Risks. The Fund may invest in “high yield” bonds and preferred securities (commonly referred to as “junk bonds”) that are rated in the lower rating categories by the various credit rating agencies (or in comparable non-rated securities), which may include securities rated as low as “D” or unrated securities of comparable quality. Securities in the lower rating categories are subject to greater risk of loss of principal and interest than higher-rated securities and are generally considered to be predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal. They are also generally considered to be subject to greater risk than securities with higher ratings in the case of deterioration of general economic conditions. It is likely that a prolonged or deepening economic recession could adversely affect the ability of the issuers of such instruments to repay principal and pay interest thereon, increase the incidence of default for such instruments and severely disrupt the market value of such instruments. Because investors generally perceive that there are greater risks associated with lower-rated securities, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not based on fundamental analysis, may be a contributing factor in a decrease in the value and liquidity of such lower- rated securities. Debt rated “D” is in default or is expected to default upon maturity of payment date. Such investments are inherently speculative and involve major risk exposure to adverse conditions.

Lower grade instruments, though higher yielding, are characterized by higher risk. The retail secondary market for lower grade instruments, which are often thinly traded or subject to irregular trading, may be less liquid than that for higher rated instruments. Such instruments can be more difficult to sell and to value than higher rated instruments because there is generally less public information available about such securities. As a result, subjective judgment may play a greater role in valuing such instruments. Adverse conditions could make it difficult at times for the Fund to sell certain instruments or could result in lower prices than those used in calculating the Fund’s NAV. Because of the substantial risks associated with investments in lower grade instruments, investors could lose money on their investment in the Fund, both in the short-term and the long-term.

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Private Placement Securities Risk. A private placement is a direct offering of securities that is exempt from registration under the Securities Act of 1933, generally made to a single or limited number of sophisticated investors (such as mutual funds, insurance companies, pension funds and accredited individual investors). Issuance is typically made by direct negotiation between an issuer and the investor(s), but may also be made with the assistance of a placement agent. Private placement debt securities may: (i) bear fixed or floating rates of interest; (ii) permit the issuer to increase the size of the issue at some future date; (iii) permit the issuer to extend or shorten the repayment date; (iv) be secured or unsecured; (v) or offer additional terms which are generally more flexible than those offered in the public market. Private placement debt securities are subject to all of the risks applicable to debt securities generally, as well as the risks described for applicable specific asset classes. In addition, because private placement securities are generally illiquid, purchases of such securities are subject to the risks of illiquid securities described below.

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Illiquid Securities Risks. The Fund may invest in illiquid securities, including fixed income securities that have little or no active trading market. These securities, if traded at all, exhibit irregular trading activity, wide bid/ask spreads and extended trade settlement periods, all of which make the securities difficult to value and generally reduce the proceeds received in a sale, especially in challenging or declining markets. These instruments may be corporate bonds, mortgage-backed and asset-backed instruments, and other debt securities, including restricted securities, subordinated, residual and equity interests in securitizations, as well as positions acquired or retained to satisfy credit risk retention requirements (whether the Fund participates as a securitization sponsor or as a qualified third party purchaser) and investments in JV Subsidiaries. These instruments are frequently unregistered, thinly or not traded, and subject to contractual and regulatory transfer and hedging restrictions, including minimum holding

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periods, no hedging/no transfer limitations (subject to limited permitted transactions), consent rights, restrictive legends, ongoing monitoring and certification obligations, and other covenants in transaction documents and risk retention undertakings. Such constraints increase illiquidity and market risk, materially limiting or precluding secondary sales or hedging for extended periods, particularly when the Fund believes sale or other disposition, or entry into an appropriate hedge related to the securities, is desirable. In the case of unregistered securities, the Fund may (where it has contractual rights) have to cause the security to become registered in order to dispose of the security; however, many risk retention and securitization interests cannot be readily registered or transferred without meeting specific regulatory and contractual conditions, any of which may delay or prevent sale. Secondary markets for these interests are generally limited, with a small pool of eligible buyers, and transaction parties (such as issuers, trustees or servicers) often have approval or notice rights that further constrain liquidity. The foregoing risks may result in the failure to receive proceeds equal to or approximating the fair value determined for the securities. In addition, liquidity risk may impair the Fund’s ability to meet Shareholder repurchase requests in quarterly interval tenders. The Fund may be forced to sell other, more liquid assets at inopportune prices to raise cash for repurchases or to satisfy margin calls, which could adversely affect performance and increase portfolio concentration and volatility. The Fund may also utilize borrowings to meet liquidity needs, which would increase expenses and could negatively affect Shareholders who do not tender.

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Market Risk. Investments in securities and other financial instruments are inherently subject to market risks, which can result in price fluctuations due to a variety of factors, including general economic, political, and market conditions, as well as specific developments impacting countries, sectors, industries, or individual issuers. Global conflicts, such as the ongoing Russia-Ukraine war, the Israel-Palestine crisis, and domestic political divisiveness in the United States, can exacerbate market instability, increase uncertainty, and heighten investor sensitivity to risk. Additionally, changes in government economic policies, interest rate movements, trade disputes, environmental disasters, military conflicts, acts of terrorism, and public health crises like the COVID-19 pandemic have historically disrupted financial markets, causing widespread volatility and declines in asset values. For example, the COVID-19 pandemic caused significant disruptions to global business activity, supply chains, and consumer behavior, resulting in market turbulence, reduced liquidity, and sharp declines in equity, credit, and fixed income markets. Periods of market stress can lead to high levels of shareholder redemptions, forcing the Fund to sell securities at inopportune times and potentially at unfavorable prices, which could further negatively impact the Fund’s net asset value (NAV). Certain securities may also become difficult to value during such times, compounding the challenges of managing the portfolio effectively. Convertible securities, such as warrants and convertible debt, are particularly sensitive to changes in prevailing interest rates, issuer credit quality, and call provisions, adding another layer of risk to the portfolio. Moreover, the value of securities generally declines during periods of adverse economic developments or negative investor sentiment, even when such conditions are not directly related to the underlying issuer. This inverse relationship between interest rates and the value of fixed income securities, coupled with the amplified sensitivity of longer-term securities, can lead to significant fluctuations in the Fund’s NAV. Political instability, whether domestic or global, such as contentious U.S. political environments or geopolitical conflicts, can further destabilize markets, increase volatility, and negatively affect the Fund’s investments. Turbulent financial markets, reduced market liquidity, and trading halts can severely impact issuers globally, potentially eroding the value of the securities held by the Fund. These risks may impair the Fund’s ability to execute its investment strategy effectively, limiting its capacity to meet its investment objectives and exposing it to rapid and severe declines in value. As a result, the Fund is vulnerable to market risks that may adversely affect its performance and the value of its investments, particularly during periods of heightened global and domestic uncertainty.

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Minority Investments and Joint Ventures Risk. The Fund’s investments in JV Subsidiaries and other entities where it holds a minority interest or shares control with one or more third parties (for example, through shared voting or decision-making rights) expose the Fund to the risk that the controlling party may make decisions or take actions not aligned with the Fund’s objectives or preferences, potentially leading to adverse consequences for the Fund’s investment. Similarly, the Fund may desire certain actions that the controlling party or other joint owners do not support or fail to take, resulting in missed opportunities or delayed actions that could have benefitted the Fund’s investment. These dynamics may reduce the Fund’s ability to influence the management or strategic direction of such entities, potentially leading to financial loss or impairing the Fund’s ability to achieve its investment objectives.

Cooperation among joint venture partners or co-investors on existing and future business decisions will be an important factor for the sound operation and financial success of any joint venture or other business in which the Fund is involved. In particular, a joint venture partner or co-investor may have economic or business interests or goals that are inconsistent with those of the Fund, and the Fund may not be in a position to limit or otherwise protect the value of one or more of the Fund’s investments. Disputes among joint venture partners or co-investors over obligations, expenses or other matters could have an adverse effect on the financial conditions or results of operations of the relevant businesses. In addition, the Fund may in certain circumstances be liable for actions of its joint venture partners. In certain cases, conflicts of interest may arise between the Fund and a joint venture partner, for example, because the joint venture partner has invested in a different level of the issuer’s capital structure or because the joint venture partner has different investment goals or timelines. There can be no assurance that a joint venture partner with divergent interests from the Fund will cause the joint venture to be managed in a manner that is favorable to the Fund.

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Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. A non-diversified fund is not limited by the 1940 Act with regard to the percentage of its assets that may be invested in the securities of a single issuer. Consequently, the securities of a particular issuer or a small number of issuers may constitute a significant portion of the Fund’s investment portfolio. This may adversely affect the Fund’s performance or subject the Fund’s Shares to greater price volatility than that experienced by more diversified investment companies.

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Non-Listed Closed-end Interval Fund; Liquidity Risks. The Fund is a non-diversified, closed-end management investment company structured as an “interval fund” and designed primarily for long-term investors. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) because investors in a closed-end fund do not have the right to redeem their shares on a daily basis. Unlike most closed-end funds, which typically list their shares on a securities exchange, the Fund does not currently intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. Therefore, an investment in the Fund, unlike an investment in a typical closed-end fund, is not a liquid investment. The Fund is not intended to be a typical traded investment. Although the Fund, as a fundamental policy, will make quarterly offers to repurchase at least 5% and up to 25% of its outstanding Shares at NAV, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased. In connection with any given repurchase offer, it is possible that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding Shares at the NAV of the applicable class of Shares. Hence, you may not be able to sell your Shares when or in the amount that you desire.

In addition, because the Fund’s investment objective and non-fundamental policies (including its policy to invest under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in credit-related instruments) may be changed by a vote of the Board without the approval of Shareholders, in the event of such a change, you may hold an investment with a strategy you did not anticipate, with limited means by which to dispose of your investment in a timely manner.

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Non-U.S. Investments Risks. Investing in instruments of non-U.S. governments and companies, and non-U.S. properties and loans, including non-performing loans, which may be denominated in currencies other than the U.S. dollar and may be governed by laws of a foreign jurisdiction, and utilization of foreign currency forward contracts and options on foreign currencies, involve certain considerations comprising both risks and opportunities not typically associated with investing in securities of United States issuers. These considerations include changes in exchange rates and exchange control regulations, political and social instability, expropriation, imposition of non-U.S. taxes (including non-U.S. withholding taxes and transfer and stamp taxes), less liquid markets and less available information than are generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards, greater price volatility, and reliance on non-U.S. servicers and service providers.

The Fund may directly or indirectly hold loans from obligors located in non-U.S. jurisdiction. It may be more difficult and costly for the Fund to enforce the terms of loans against foreign obligors than obligors of loans in U.S. jurisdictions. Adverse economic conditions in such jurisdictions, as well as foreign exchange rate fluctuations may affect the ability and incentive of foreign obligors to make timely payments of principal and interest on their loans. Collection on purchased loans may also be affected by economic and political conditions in the country or region in which the obligor is located. Rights and remedies available to enforce loan obligations and any security interest relating thereto will depend on the relevant country’s laws, including insolvency laws and laws specifying the priority of payments to creditors, all of which laws may be significantly different from U.S. law. Accordingly, the actual rates of delinquencies, defaults and losses on non-U.S. loans could be higher than those experienced with loans to obligors located in the United States.

Investing in emerging markets can impose greater risk than investing in developed foreign markets. Governments of developing and emerging market countries may be more unstable as compared to those of more developed countries. Developing and emerging market countries may have less developed securities markets or exchanges and legal and accounting systems. It may be more difficult to sell securities at acceptable prices and security prices may be more volatile than in countries with more mature markets. Currency values may fluctuate more in developing or emerging markets. Developing or emerging market countries may be more likely to impose government restrictions, including confiscatory taxation, expropriation or nationalization of a company’s assets, and restrictions on foreign ownership of local companies. In addition, emerging markets may impose restrictions on the Fund’s ability to repatriate investment income or capital and, consequently, may adversely affect the operations of the Fund. Certain emerging markets may impose constraints on currency exchange and some currencies in emerging markets may have been devalued significantly against the U.S. dollar. For these and other reasons, the prices of securities in emerging markets can fluctuate more significantly than the prices of securities of companies in developed countries. The less developed the country, the greater effect these risks may have on the Fund.

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Options Risks. The purchase or sale of an option involves the payment or receipt of a premium by the investor and the corresponding right or obligation, as the case may be, either to purchase or sell the underlying security, commodity or other instrument for a specific price at a certain time or during a certain period. Purchasing options involves the risk that the underlying instrument will not change price in the manner expected, so that the investor loses its premium. Selling options involves potentially greater risk because the investor is exposed to the extent of the actual price movement in the underlying security rather than only the premium payment received (which could result in a potentially unlimited loss). Over-the-counter options also involve counterparty solvency risk.

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Portfolio Turnover Risks. The Fund’s annual portfolio turnover rate may vary greatly from year to year, as well as within a given year. The portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund. High portfolio turnover may result in the realization of net short-term capital gains by the Fund which, when distributed to Shareholders, will be taxable as ordinary income. A high portfolio turnover may increase the Fund’s current and accumulated earnings and profits, resulting in a greater portion of the Fund’s distributions being treated as a dividend to the Fund’s Shareholders. In addition, a higher portfolio turnover rate results in correspondingly greater brokerage and other transactional expenses that are borne by the Fund.

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Prepayment Risks. Prepayment risk arises when borrowers repay the principal on fixed income securities, including loans, earlier than anticipated, typically during periods of declining interest rates. This risk is particularly significant for loan-heavy portfolios, where loans often include prepayment options that borrowers may exercise to refinance at lower rates. Early repayments reduce the duration of investments, causing the Fund to lose the benefit of the initially agreed-upon interest rate and forcing it to reinvest the returned principal at lower, less favorable rates, potentially diminishing the Fund’s yield and income. Moreover, prepayments can disrupt the Fund’s portfolio strategy by creating unpredictable cash flows, complicating liquidity management and asset allocation. In loan-heavy portfolios, simultaneous prepayments across multiple loans can amplify reinvestment challenges, particularly if replacement opportunities offer lower credit quality, longer maturities, or reduced yields. Certain loan types, such as residential mortgages or commercial loans, may be especially prone to

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prepayments during favorable rate environments, potentially introducing concentration risks if specific sectors or asset classes experience higher-than-expected prepayment activity. The unpredictability of prepayments and the difficulty of reinvesting prepaid amounts at comparable returns may reduce the Fund’s income and overall performance, making active monitoring, diversification, and risk management essential to mitigating the adverse effects of early principal repayments.

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Proprietary Models Risks. The Adviser carries out its investment process and risk control procedures, in part, by applying various trading models (including proprietary models) developed by it. These models are used to evaluate prospective investments, as well as to monitor and value existing holdings. The accuracy and effectiveness of these models cannot be guaranteed.

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Rating Agencies Risks. Rating agencies may fail to make timely changes in credit ratings and an issuer’s current financial condition may be better or worse than a rating indicates. In addition, rating agencies are subject to an inherent conflict of interest because they are often compensated by the same issuers whose securities they grade.

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Repurchase Offers Risks. As described under “Share Repurchase Program,” the Fund is an “interval fund” and, in order to provide liquidity to Shareholders, makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. However, the repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. Repurchase offers and the need to fund repurchase obligations may also affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. If the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income. If a repurchase offer is oversubscribed and the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. Shareholders will be subject to the risk of NAV fluctuations during that period. Thus, there is also a risk that some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV of Shares tendered in a repurchase offer may fluctuate between the date a Shareholder submits a repurchase request and the Repurchase Request Deadline, and to the extent there is any delay between the Repurchase Request Deadline and the Repurchase Pricing Date. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a Shareholder submits a repurchase request. See “Share Repurchase Program.”

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Residential Mortgage Lending Market Risks. The residential mortgage market has been an attractive environment for finding value in securities, loans and other instruments. There can be no assurance that the Adviser will continue to be able to find value in such market.

Delinquencies, defaults and foreclosures on residential mortgage loans may affect the performance of collateralized debt obligations, asset backed securities and other securities, in particular residential mortgage securities that are backed by mortgage loans. Mortgage loans are generally made to borrowers with lower credit scores and are generally made with higher loan-to-value ratios than mortgage loans made to more creditworthy home buyers. Accordingly, mortgage loans backing residential mortgage securities are more sensitive to economic factors that could affect the ability of borrowers to pay their obligations under the mortgage loans backing these securities. A portion of CDO and asset backed securities’ collateral may consist of residential mortgage securities. A deterioration in the assets collateralizing the CDO, asset backed or other securities held by the Fund would negatively affect the cash flows of the collateral securities, and consequently the performance or market value of the Fund. Therefore, the Fund will be sensitive to the same economic factors that affect residential mortgage securities. Further, a portion of the collateral securities may consist of securities which include or have significant exposure to residential mortgage securities which were originated or are serviced (or both) by mortgage companies which are currently in bankruptcy proceedings or which are experiencing financial difficulties or regulatory enforcement actions which have restricted the ability of the lender or its affiliates to originate mortgage loans and may affect its ability to service or subservice mortgage loans.

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Reverse Repurchase Agreement Risks. The Fund may enter into reverse repurchase agreements with respect to its portfolio investments, subject to the investment restrictions set forth herein and applicable law. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date, and interest payment. With respect to leverage incurred through reverse repurchase agreements and similar financing transactions, the Fund will comply with the requirements of Rule 18f-4 by either complying with the asset coverage requirements of Section 18 of the 1940 Act by combining the aggregate amount of indebtedness associated with all reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the asset coverage ratio or by treating all reverse repurchase agreements or similar financing transactions as derivative transactions.

The use of reverse repurchase agreements involves many of the same risks as leverage, since the proceeds derived from such agreements may be invested in additional securities, amplifying gains and losses. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the agreement may decline below the price of the securities the Fund has sold but is obligated to repurchase. Similarly, reverse repurchase agreements involve the risk that the market value of the securities retained by the Fund in lieu of sale may decline in price. If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. The Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.

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RIC-Related Risks of Investments Generating Non-Cash Taxable Income. Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in debt obligations that will be treated as having “market discount” and/or original issue discount (“OID”) for U.S. federal income tax purposes. Additionally, some of the CLOs in which the Fund invests may be considered passive foreign investment companies, or under certain circumstances, controlled foreign corporations. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of its shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, the Fund Shareholders may receive larger capital gain distributions than they would in the absence of such transactions.

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Risks of Not Being Treated as a “Publicly Offered Regulated Investment Company”. The Fund will be treated as a “publicly offered regulated investment company” (within the meaning of Section 67 of the Code) if either (i) shares of the Fund’s common stock and preferred stock (if any) collectively are held by at least 500 persons at all times during a taxable year, (ii) shares of the Fund’s common stock are treated as regularly traded on an established securities market or (iii) shares of the Fund’s common stock are continuously offered pursuant to a public offering (within the meaning of Section 4 of the Securities Act of 1933, as amended (the “Securities Act”)). The Fund cannot assure you that it will be treated as a publicly offered regulated investment company for all years. If the Fund is not treated as a publicly offered regulated investment company for any calendar year, each U.S. stockholder that is an individual, trust or estate will be treated as having received a dividend from the Fund in the amount of such U.S. stockholder’s allocable share of the management fees and certain of the Fund’s other expenses for the calendar year, and these fees and expenses will be treated as miscellaneous itemized deductions of such U.S. stockholder, provided however, that miscellaneous itemized deductions generally are not deductible by a U.S. stockholder that is an individual, trust or estate.

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Risks Relating to the Fund’s RIC Status. To qualify and remain eligible for the special tax treatment accorded to a RIC and its shareholders under the Code, the Fund must meet certain source-of-income, asset diversification and annual distribution requirements. Very generally, to qualify as a RIC, the Fund must derive at least 90% of its gross income for each taxable year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, net income from certain publicly traded partnerships or other income derived with respect to its business of investing in stock or other securities. The Fund must also meet certain asset diversification requirements at the end of each quarter of each of its taxable years. Failure to meet these diversification requirements on the last day of a quarter may result in the Fund having to dispose of certain investments quickly to prevent the loss of RIC status. Any such dispositions could be made at disadvantageous prices or times, and may result in substantial losses to the Fund. In addition, to be eligible for the special tax treatment accorded RICs, the Fund must meet the annual distribution requirement, requiring it to distribute with respect to each taxable year an amount at least equal to 90% of the sum of its “investment company taxable income” (generally its taxable ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, and determined without regard to any deduction for dividends paid) and its net tax-exempt income (if any), to its Shareholders. If the Fund fails to qualify as a RIC for any reason and becomes subject to corporate tax, the resulting corporate taxes could substantially reduce its net assets, the amount of income available for distribution and the amount of its distributions. Such a failure would have a material adverse effect on the Fund and its Shareholders. In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions to re-qualify as a RIC.

●	Sector Risks. To the extent the Fund invests more heavily in particular sectors of the economy, its performance will be especially sensitive to developments that significantly affect those sectors.

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Security Selection Risk. The Fund is actively managed and its performance may reflect the Adviser’s ability to make decisions which are suited to achieving the Fund’s investment objective. Due to its active management, the Fund could under perform other funds with similar investment objectives.

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Trading Curbs Risks. Certain exchanges or markets may impose trading restrictions, also referred to as circuit breakers, which limit or stop trading in certain instruments when certain thresholds have been crossed. When a trading restriction is imposed, the Fund may be unable to enter into or close out desired positions or effectively hedge its existing portfolio, including when the Fund trades paired positions in different markets and a trading restriction impacts only one leg of the paired position.

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Uncertain Tax Treatment Risks. The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease accruing interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary to seek to ensure that it distributes sufficient income that it does not become subject to U.S. federal income or excise tax.

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Unrated Securities Risks. The Fund may purchase unrated securities which are not rated by a rating agency if the Adviser determines that the security is of comparable quality to a rated security that the Fund may purchase. Unrated securities may be less liquid than comparable rated securities and involve the risk that the Adviser may not accurately evaluate the security’s comparative credit rating. Analysis of creditworthiness of issuers of high yield securities may be more complex than for issuers of higher-quality debt securities. To the extent that the Fund purchases unrated securities, the Fund’s success in achieving its investment objective may depend more heavily on the Adviser’s creditworthiness analysis than if the Fund invested exclusively in rated securities.

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Money Market Fund Risk. An investment in a money market fund is not a bank deposit and is not insured or guaranteed by any bank or any government agency. It is possible for the Fund to lose money by investing in money market funds. The value of money market instruments may be affected by changing interest rates and by changes in the credit ratings of the investments held by the money market fund. If the

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liquidity of a money market fund’s portfolio deteriorates below certain levels, the money market fund may suspend redemptions and thereby prevent the Fund from selling its investment in the money market fund or impose a fee of up to 2% on amounts the Fund redeems from the money market fund. These measures may result in an investment loss or prohibit the Fund from redeeming shares when the Adviser would otherwise redeem shares.

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U.S. Government Securities Risks. The Fund may invest, directly or indirectly, in U.S. Government Obligations. “U.S. Government Obligations” include securities, which are issued or guaranteed by the U.S. Department of the Treasury (“U.S. Treasury”), by various agencies of the U.S. government, and by various instrumentalities, which have been established or sponsored by the U.S. government. U.S. Treasury obligations are backed by the “full faith and credit” of the U.S. government. U.S. Treasury obligations include Treasury Bills, Treasury Notes, and Treasury Bonds. U.S. Government Obligations are subject to price fluctuations based upon changes in the level of interest rates, which will generally result in all those securities changing in price in the same way, i.e., all those securities experiencing appreciation when interest rates decline and depreciation when interest rates rise. Any guarantee of the U.S. government will not extend to the yield or value of the Fund’s shares. Some obligations issued or guaranteed by U.S. government agencies, instrumentalities or GSEs, including, for example, pass-through certificates issued by Ginnie Mae, are supported by the full faith and credit of the U.S. Treasury. Other obligations issued by or guaranteed by federal agencies or GSEs, such as securities issued by Fannie Mae or Freddie Mac, are supported by the discretionary authority of the U.S. government to purchase certain obligations of the federal agency or GSE, while other obligations issued by or guaranteed by federal agencies or GSEs, such as those of the Federal Home Loan Banks, are supported by the right of the issuer to borrow from the U.S. Treasury. The maximum potential liability of the issuers of some U.S. Government securities held by the Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

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Valuation Risk. Many of the Fund’s investments may be valued based on factors other than market quotations. While the Board retains ultimate authority as to the appropriate valuation of each such investment, pursuant to Rule 2a-5 under the 1940 Act, the Board has appointed the Adviser as the Fund’s valuation designee to make fair value determinations. Therefore, investments for which there are no readily available market quotations will be valued at fair value, as determined by the Adviser in good faith in accordance with the Adviser’s valuation procedures. The Adviser may utilize the services of third-party Pricing Services to make fair value determinations, however third-party pricing information may at times be unavailable regarding certain of the Fund’s investments. Fair valuation determinations are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, uncertain information, assumptions, and/or inputs that rely on subjective determinations. Therefore, fair valuation determinations may differ materially from the values that would have been used if a ready market for these securities existed and may differ from the prices at which such investments may ultimately be sold. During times of market turmoil or reduced liquidity more of the Fund’s investments may be subject to fair valuation. There is no assurance that the Fund could sell or close out an investment for the value established for it at any time, and it is possible that the Fund would incur a loss because an investment is sold or closed out at a discount to the valuation established by the Fund at that time.

Other Risks Relating to the Fund

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Cybersecurity Risks. Cybersecurity refers to the combination of technologies, processes and procedures established to protect information technology systems and data from unauthorized access, attack or damage. The Fund and its respective affiliates and third-party service providers are subject to cybersecurity risks. Cybersecurity risks have significantly increased in recent years, and the Fund could suffer material losses relating to cyber attacks or other information security breaches in the future. The Fund’s and its respective affiliates’ and third-party service providers’ computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, computer systems and networks, or otherwise cause interruptions or malfunctions in the Fund’s operations or the operations of its respective affiliates and third-party service providers. This could result in financial losses to the Fund and its Shareholders. These failures or breaches may also result in disruptions to business operations, potentially resulting in financial losses; interference with the Fund’s ability to calculate its NAV, process Shareholder transactions or otherwise transact business with Shareholders; impediments to trading; violations of applicable privacy and other laws; regulatory fines; penalties; reputational damage; reimbursement or other compensation costs; or additional compliance costs. In addition, substantial costs may be incurred in an attempt to prevent any cyber incidents in the future. The Fund has established risk management systems and business continuity plans designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially since the Fund does not directly control the cybersecurity systems of issuers or third-party service providers. The Fund and its Shareholders could be negatively impacted as a result.

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Large Shareholder Transactions Risk. Shares of the Fund are offered to certain other investment companies, large retirement plans and other large investors. As a result, the Fund is subject to the risk that those Shareholders may purchase or request repurchase of a large amount of shares of the Fund. To satisfy such large Shareholder repurchase requests, the Fund may have to sell portfolio securities at times when it would not otherwise do so, which may negatively impact the Fund’s NAV and liquidity. In addition, large purchases of Fund shares could adversely affect the Fund’s performance to the extent that the Fund does not immediately invest cash it receives and therefore holds more cash than it ordinarily would. Large Shareholder activity could also generate increased transaction costs and cause adverse tax consequences.

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Other Investment Companies Risks. To the extent the Fund invests in other investment companies, which may include investment companies that are part of the same group of investment companies as the Fund, the risks associated with such investments will generally reflect the risks of owning the underlying investments held by the investment companies. In addition to the brokerage costs associated with the Fund’s purchase and sale of the underlying securities, ETFs and mutual funds incur fees that are separate from those of the Fund. As a result, the Fund’s Shareholders will indirectly bear a proportionate share of the operating expenses of the ETFs and mutual funds, in addition to Fund expenses. Because the Fund is not required to hold shares of underlying funds for any minimum period, it may be subject to, and may have to pay, short-term redemption fees imposed by the underlying funds. ETFs are subject to additional risks such as the fact that the market price of its shares may trade above or below its NAV or an active market may not develop. The Fund has no control over the investments and related risks taken by the underlying funds in which it invests. The 1940 Act and the rules and regulations adopted

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under that statute impose conditions on investment companies which invest in other investment companies, and as a result, the Fund is generally restricted on the amount of shares of another investment company to shares amounting to no more than 3% of the outstanding voting shares of such other investment company.

In addition to risks generally associated with investments in investment company securities, ETFs are subject to the following risks that do not apply to traditional mutual funds. One such risk is the risk that the market price of an ETF’s shares may be above or below its NAV. For example, where all or a portion of an ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. Additionally, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Either of these can result in differences between the market price of the ETF’s shares and the underlying value of those shares. Furthermore, if securities underlying an ETF are traded outside of a collateralized settlement system, there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). To the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares. This could in turn lead to difference between the market price of the ETF’s shares and the Fund’s NAV.

Other risks of ETFs that do not apply to traditional mutual funds include the risk that: (i) an active trading market for an ETF’s shares may not develop or be maintained; (ii) the ETF may employ an investment strategy that utilizes high leverage ratios; (iii) trading of an ETF’s shares may be halted if the listing exchange’s officials deem such action appropriate; and (iv) underlying ETF shares may be de-listed from the exchange or the activation of market-wide “circuit breakers” (which are tied to large decreases in stock prices) may temporarily stop stock trading. In addition, purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause an ETF to incur certain costs. These costs could include brokerage costs or taxable gains or losses that the ETF might not have incurred if it had made redemption in-kind. These costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

The Adviser may be subject to potential conflicts of interest in allocating the Fund’s assets to other investment companies, such as a potential conflict in selecting affiliated investment companies over unaffiliated investment companies.

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Regulatory and Legal Risks. U.S. and non-U.S. government agencies and other regulators regularly adopt new regulations and legislatures enact new statutes that affect the investments held by the Fund, the strategies used by the Fund or the level of regulation or taxation that applies to the Fund. These statutes and regulations may impact the investment strategies, performance, costs and operations of the Fund or the taxation of its Shareholders.

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Regulatory-Driven Dispositions Risk. The Fund may be required to sell, reduce, hedge, unwind, or otherwise modify investments in order to avoid, cure, or mitigate potential or actual violations of legal, regulatory, or contractual requirements. Such circumstances may include, without limitation, compliance with the 1940 Act and related requirements (including, without limitation, leverage limitations, restrictions on transactions with affiliates and rules related to the use of derivatives transactions), investment concentration or diversification parameters, tax requirements applicable to RICs (including asset and income tests and distribution requirements), and covenants, eligibility criteria, borrowing base tests, performance triggers, or other requirements contained in credit facilities, warehouse or loan accumulation arrangements, securitizations, or similar financing and transactional documents.

Dispositions or restructurings undertaken for compliance reasons may need to be executed during periods of market stress or reduced liquidity, and the Fund may be unable to trade in the desired size or timeframe. These actions can result in unfavorable pricing, wider bid/ask spreads, higher transaction costs, and realized losses. Compliance-driven sales can also alter the Fund’s risk profile by changing sector, issuer, or factor exposures, increasing concentration in remaining assets, or otherwise heightening volatility.

Such actions may have adverse tax and distribution consequences, including the acceleration of gains, limitations on the use of losses, or changes to the timing and character of distributions. To address compliance requirements, the Fund may be required to raise cash quickly, which could lead to the sale of more liquid or higher-quality assets first, potentially leaving a less liquid or riskier mix of holdings and compounding the effects of market volatility. Borrowings used to meet liquidity needs would increase expenses and may negatively affect shareholders who do not tender in repurchase offers.

MANAGEMENT OF THE FUND

Trustees

Pursuant to the Fund’s Declaration of Trust and By-Laws (“By-Laws”), the Fund’s business and affairs are managed under the direction of the Board, which has overall responsibility for monitoring and overseeing the Fund’s management and operations. The Board consists of 4 members, 3 of whom are considered Independent Trustees. The Trustees are subject to removal or replacement in accordance with Delaware law and the Declaration of Trust. The Trustees serving on the Board have each been elected by the shareholders of the Fund. The Statement of Additional Information provides additional information about the Trustees.

Axonic serves as the Fund’s investment adviser pursuant to the terms of the Investment Advisory Agreement and subject to the authority of, and any policies established by, the Board. Pursuant to the Investment Advisory Agreement, the Adviser manages the Fund’s investment portfolio, directs purchases and sales of portfolio securities and reports thereon to the Fund’s officers and Trustees regularly.

The Board, including a majority of the Independent Trustees, oversees and monitors the Fund’s investment performance. The Board will review on an annual basis the Investment Advisory Agreement to determine, among other things, whether the fees payable thereunder are reasonable in light of the services provided.

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Investment Personnel

The Adviser’s investment team includes:

Clayton DeGiacinto
Managing Partner,
Co-Chief Investment Officer

Prior to forming Axonic in 2010, Mr. DeGiacinto was responsible for building out the mortgage investment platform at Tower Research Capital LLC and was the Senior Portfolio Manager for Split Level LLC, the predecessor fund to the Axonic Credit Opportunities Fund. He previously led a mortgage trading desk in the Fixed Income, Currency, and Commodities division at Goldman Sachs & Co. Mr. DeGiacinto’ s duties included the securitization and retention of bonds backed by adjustable rate and negatively amortizing residential mortgages. He was also responsible for running the RMBS credit book for all prime, alt-A and negatively amortizing structures. Mr. DeGiacinto served as a Captain in the U.S. Army in the 25th Infantry Division (Hawaii) after completing the U.S. Army Ranger School, Airborne School and Air Assault Course. He is a graduate of the United States Military Academy at West Point and received an MBA in Finance and Statistics from the Wharton School at the University of Pennsylvania.

Matthew Weinstein
Partner,
Co-Chief Investment Officer

Mr. Weinstein joined Axonic in 2012 and oversees the firm’s investment team. In his role, alongside the Co-CIO, Mr. Weinstein oversees Axonic’s asset allocation, sector allocation, trading and investment management. Mr. Weinstein was responsible for the firm’s build out of its commercial mortgage-backed securities and commercial real estate equity and debt businesses, and he serves as Head of the Real Estate Investment Committee. Prior to joining the firm, Mr. Weinstein was a Vice President at Macquarie Capital where he managed a CMBS principal investment strategy from 2010 through 2012. From 2003 to 2008, he was an Associate Director in the CMBS group at Bear Stearns & Co. Mr. Weinstein received his MBA in Finance at the New York University Stern School of Business and graduated from Cornell University with a BS in Industrial Labor Relations.

The Fund’s Statement of Additional Information provides additional information about the portfolio managers’ compensation, other accounts they manage, and their ownership of Fund Shares.

Control Persons

A control person generally is a person who beneficially owns more than 25% of the voting securities of a company or has the power to exercise control over the management or policies of such company. As of February 2, 2026, UBS Financial Services Inc. owned of record 25% or more of the outstanding shares of the Fund.

Administrator and Transfer Agent

ALPS Fund Services, Inc. (“ALPS Fund Services”), 1290 Broadway, Suite 1000, Denver, CO 80203, acts as administrator to the Fund. Pursuant to the Fund’s agreement with ALPS Fund Services, the Fund will pay ALPS Fund Services a fee equal to 0.09% the average daily net assets of the Fund, subject to an annual minimum amount of $15,000. SS&C Global Investor & Distribution Solutions, Inc. (the Transfer Agent”), located at 430 West 7th Street, Kansas City, MO 64105-1407, serves as the Fund’s transfer agent pursuant to a services agreement. Pursuant to the Fund’s Services Agreement with the Transfer Agent, the Transfer Agent receives fees from the Fund for services performed as transfer agent. The Transfer Agent receives a fee based on the average daily net assets of the Fund.

Custodian

U.S Bank, N.A, which has its principal office at U.S. Bank Tower, 425 Walnut Street, Cincinnati, OH 45202, serves as custodian for the Fund.

FUND EXPENSES

The Adviser bears all of its own costs incurred in providing investment advisory services to the Fund. As described below, however, the Fund bears all other expenses incurred in the business and operation of the Fund, including amounts that the Fund pays Axonic and ALPS Fund Services for certain services that Axonic and ALPS Fund Services provide or arrange to be provided to the Fund.

Expenses borne directly by the Fund include:

●	the cost of calculating the NAV of Shares, including the cost of any third-party pricing or valuation services;

●	the cost of effecting sales and repurchases of Shares and other securities;

●	the Management Fee;

●	the 12b-1 Distribution and Servicing Fee paid pursuant to the Distribution and Surviving Plan adopted in accordance with the Fund’s Multi-Class Exemptive Relief

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investment related expenses (e.g., expenses that, in the Adviser’s discretion, are related to the investment of the Fund’s assets, whether or not such investments are consummated), including, as applicable, brokerage commissions, borrowing charges on securities sold short, clearing and settlement charges, recordkeeping, interest expense, dividends on securities sold but not yet purchased, and margin fees;

●	transfer agent, sub transfer agent, and custodial fees;

●	U.S. federal and any state registration or notification fees;

●	U.S. federal, state and local taxes;

●	fees and expenses of Trustees not also serving in an executive officer capacity for the Fund or the Adviser;

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the costs of preparing, printing and mailing reports and other communications, including repurchase offer correspondence or similar materials, to Shareholders (except that the Adviser bears the cost of printing and distributing extra copies of the Fund’s prospectus, Statement of Additional Information, and sales and advertising materials to prospective investors (but not to existing Shareholders));

●	fidelity bond, Trustees and officers errors and omissions liability insurance and other insurance premiums;

●	legal expenses (including those expenses associated with preparing the Fund’s public filings, attending and preparing for Board meetings, as applicable, and generally serving as counsel to the Fund);

●	external accounting expenses (including fees and disbursements and expenses related to the annual audit of the Fund and the preparation of the Fund’s tax information);

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expenses with respect to the consideration and pursuit of transactions that are not ultimately consummated (“broken-deal expenses”) (e.g., (i) research costs, (ii) fees and expenses of legal, financial, accounting, consulting or other advisers in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (iii) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (iv) travel costs, (v) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction, and (vi) other expenses incurred in connection with activities related to a particular non-consummated transaction);

●	costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with The Sarbanes-Oxley Act of 2002; and

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any expenses incurred outside of the ordinary course of business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding and indemnification expenses as provided for in the Fund’s organizational documents.

Expense Limitation Arrangement

The Adviser has contractually agreed to waive its fees and/or reimburse certain expenses (inclusive of any organizational and offering costs, but exclusive of any taxes, interest on borrowings, dividends on securities sold short, brokerage commissions, 12b-1 fees, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization and extraordinary expenses) to limit the Fund’s Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement to 2.00% of the Fund’s average daily net assets (the “Expense Limit”) through February 28, 2027. The Expense Limit excludes certain expenses and, consequently, the Fund’s Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement may be higher than the Expense Limit. The contractual waiver and expense reimbursement may be changed or eliminated at any time by the Board of Trustees, on behalf of the Fund, upon 60 days’ written notice to the Adviser. The contractual fee waiver and expense reimbursement may not be terminated by the Adviser without the consent of the Board of Trustees. The Adviser may recoup from the Fund any waived amount or reimbursed expenses pursuant to this agreement if such recoupment does not cause the Fund to exceed the current Expense Limit or the Expense Limit in place at the time of the waiver or reimbursement (whichever is lower) and the recoupment is made within three years after the end of the month in which the Adviser incurred the expense.

Organization and Offering Costs

Organizational costs include, among other things, the cost of organizing as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the Fund’s organization. These costs are paid by the Adviser on behalf of the Fund.

The Fund’s initial offering costs include, among other things, legal, accounting, printing and other expenses pertaining to this offering. These costs are paid by the Adviser on behalf of the Fund.

All organizational and offering costs of the Fund paid by the Adviser are subject to recoupment pursuant to the contractual fee waiver and expense reimbursement. See “Expense Limitation Arrangement.”

MANAGEMENT FEE

Pursuant to the Investment Advisory Agreement, and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a Management Fee. The Management Fee is calculated and payable monthly in arrears at the annual rate of 1.25% of the average daily value of the Fund’s net assets.

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Approval of the Investment Advisory Agreement

A discussion regarding the basis for the Board’s most recent approval of the Investment Advisory Agreement will be available in the Fund’s semi-annual report on Form N-CSR.

DETERMINATION OF NET ASSET VALUE

The price at which you purchase or redeem Shares is based on the NAV of the applicable class of the Fund. The NAV of an applicable class is calculated at the close of trading (normally 4:00 p.m. Eastern Time) on each day the NYSE and the principal bond markets (as recommended by the Securities Industry and Financial Markets Association) are open for regular trading (e.g., the NYSE is closed on weekends, most federal holidays and Good Friday). The NAV is calculated by dividing the value of the Fund’s total assets (including interest and dividends accrued but not yet received) minus liabilities (including accrued expenses) by the total number of Shares outstanding. Requests to purchase Shares are processed at the NAV next calculated after the Fund receives your order in proper form. If the NYSE is closed due to inclement weather, technology problems or any other reason on a day it would normally be open for business, or the NYSE has an unscheduled early closing on a day it has opened for business, the Fund reserves the right to treat such day as a business day and accept purchase orders until, and calculate the Fund’s NAV for each class of Shares as of, the normally scheduled close of regular trading on the NYSE for that day, so long as Fund management believes there remains an adequate market to meet purchase orders for that day.

In the event the Fund holds portfolio securities that trade in foreign markets or that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its Shares, the NAV of the Fund’s applicable class of Shares may change on days when Shareholders will not be able to purchase the Fund’s Shares.

The Board has approved procedures pursuant to which the Fund will value its investments and has delegated to the Adviser, as valuation designee, general responsibility for determining, in accordance with such procedures, the value of such investments. Generally, portfolio investments for which market quotations are readily available are valued at market value, which is ordinarily determined based on official closing prices or the last reported sale prices of an instrument. Where no such closing price or sale price is reported, market value is determined based on quotes obtained from market makers or prices supplied by one or more third-party pricing source (“Pricing Services”), which may include evaluated prices. Many of the types of investments in which the Fund invests are valued using evaluated prices provided by Pricing Services, which may be based on a number of factors, including, among other things, information obtained from market makers and estimates based on recent market prices for investments with similar characteristics. If market or evaluated prices are not readily available (including when they are not reliable), or if an event occurs after the close of the trading market but before the calculation of the NAV of the Shares of the applicable class that materially affects the values, assets may be valued at a fair value by the Adviser, as valuation designee.

Fair valuation may occur in instances when market or evaluated prices are not available or are deemed not to be reliable or accurate in the opinion of the Adviser, or if an event occurs after the close of the trading market but before the calculation of the NAV that materially affects the values. Fair valuation could also occur in instances of (a) thinly traded securities or (b) lack of liquidity or depth in the market for the security. For example, the Fund may be obligated to fair value a foreign security because many foreign markets operate at times that do not coincide with those of the major U.S. markets. In such situations, the Adviser may consider, when calculating fair value, (a) the nature and duration of the restrictions upon disposition of the securities or other assets, (b) the extent to which there is market for similar securities or other assets of the same class, or (c) availability of fundamental analytical data relating to the investment including the use of proprietary pricing models. When pricing securities using these methods, the Fund (with the assistance of its Pricing Services and other service providers) seeks to assign the value that represents the amount that the Fund might reasonably expect to receive upon a current sale of the securities. In this regard, the Adviser, pursuant to the terms of the Investment Advisory Agreement with the Fund, has agreed to provide the Fund’s pricing information that the Adviser reasonably believes may assist in the determination of fair value consistent with requirements under the 1940 Act and the Fund’s policies and procedures. The Fund’s policies and procedures include the consideration of pricing information from one or more Pricing Services, which information is monitored by the Adviser daily.

When using pricing models or other pricing methods that are not based solely on market quotes for actively-traded securities, the Adviser’s review process may include periodic back-testing by appropriate valuation personnel or third-party service providers, when applicable, of a sample of valuations, to the extent possible and where it is likely to provide a reasonable base of comparison, against the recent sale prices of investment positions. Back-testing, if performed, may focus on identifying trends in valuations versus sale prices, not the accuracy of individual marks for individual investment positions. Differences will be expected and viewed in the context of the overall analysis, especially since back-testing has inherent limitations, particularly during periods of market stress. This analysis can provide further assurance in assessing the quality of models and other evaluative processes being employed internally or by third-party service providers, but not absolute certainty to the accuracy of the fair value itself.

In calculating the NAV of the Shares of an applicable class of the Fund, the Adviser, as valuation designee, uses various valuation techniques. To the extent practicable, the Adviser generally endeavors to maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors. When valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment, and may involve alternative methods to obtain fair values where market prices are not readily available. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used if a ready market for the investments existed. As a result, the Adviser may exercise a higher degree of judgement in determining fair value for certain financial instruments.

Notwithstanding the foregoing, given the subjectivity inherent in fair valuation and the fact that events could occur after NAV calculation, the actual market prices for a security may differ from the fair value of that security as determined by the Fund at the time of NAV calculation. Thus, discrepancies between fair values and actual market prices may occur on a regular and recurring basis. These discrepancies do not necessarily indicate that the Fund’s fair value methodology is inappropriate. The Fund will adjust the fair values assigned to securities in the Fund’s portfolio, to the extent necessary, as soon as market prices become available. The Fund (and its service providers) continually monitor and evaluate the

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appropriateness of their fair value methodologies through systematic comparisons of fair values to the actual next available market prices of securities contained in the Fund’s portfolio. To the extent the Fund invests in other investment companies, the NAV of the Shares of the applicable class of the Fund is calculated based, in part, upon the NAVs of such investment companies; the prospectuses for those investment companies in which the Fund will invest describe the circumstances under which those investment companies will use fair value pricing, which, in turn, affects their NAVs.

Because the Fund relies on various sources to calculate its NAVs, the Fund is subject to certain operational risks associated with reliance on the Pricing Services and other service providers and data sources. The Fund’s NAV calculations may be impacted by operational risks arising from factors such as failures in systems and technology. Such failures may result in delays in the calculation of the Fund’s NAVs and/or the inability to calculate NAV over extended time periods. The Fund may be unable to recover any losses associated with such failures.

CONFLICTS OF INTEREST

The Adviser and its affiliates, and their respective principals, members and employees (hereinafter referred to as the “Affiliated Parties”) may serve as the investment adviser or the investment manager to other clients (“Affiliated Funds” and, together with the Affiliated Parties, the “Affiliated Persons”) and conduct investment activities for their own accounts. Such activities may include making personal investments in real property, private companies, other funds and public companies, in each case subject to the Adviser’s compliance policies and procedures. Such investment activities may be in competition with the Fund. In particular, the Affiliated Persons may invest in the same positions as the Fund. Furthermore, the Affiliated Persons may sell such investments to dealers, market makers and other third parties immediately after purchase. Affiliated Funds may have investment objectives or may implement investment strategies similar to those of the Fund, and such Affiliated Funds may pay higher or lower management or performance fees or allocations than those paid by investors of the Fund. The Adviser may seek to manage such competing interests by: (1) having a portfolio manager focus on a particular investment discipline; (2) utilizing a quantitative model in managing accounts; and/or (3) reviewing performance differences between similarly managed accounts on a periodic basis to ensure that any such differences are attributable to differences in investment guidelines, timing of cash flows and other suitable purposes. The Adviser has adopted allocation policies and procedures intended to ensure that clients are treated fairly and equitably over time and to prevent any potential conflicts from influencing the allocation of investment opportunities among clients. In addition, both the Adviser and the Fund maintain a Code of Ethics that establishes standards and procedures for the detection and prevention of activities through which persons having knowledge of the investments and investment intentions of the Fund may abuse their fiduciary duties to the Fund.

The Affiliated Parties may also give advice or take action with respect to other clients that differs from the advice given with respect to the Fund. If a determination is made that multiple clients (which include the Fund) should enter into or exit the same transaction (or group of transactions) at or about the same time, such transaction(s) will generally be allocated among such clients based on such clients’ relative target percentages (the “Target Allocation”), unless the Affiliated Parties determine in their discretion that the facts specific to the transaction(s) or the clients warrant an alternative methodology. Factors considered in respect of a targeted allocation include, without limitation, the relevant clients’ strategy, objectives, risk profile, time horizon, tax status, imbalances or restrictions, investable cash, market liquidity, minimum transaction size, financing terms, holding period and type of asset, among other factors. Target Allocations are subject to change, including intra-day, in the discretion of the Affiliated Parties. In setting Target Allocations or determining that an alternative methodology is warranted, there is a potential conflict of interest for the Affiliated Parties to favor clients that pay higher fees or clients in which the Affiliated Parties have invested proprietary capital. The Adviser’s allocation policy prohibits any allocation of investment opportunities based solely on the fees that may be earned by the Adviser. The allocation policy seeks to allocate investment opportunities among clients in a manner that is fair and equitable over time. In accordance with these procedures, at times, the Fund may receive a smaller portion of an investment opportunity than desired, or certain investment opportunities may be allocated to other funds or accounts managed by the Adviser pursuant to the allocation procedures. The allocation policy is subject to change from time to time in the discretion of the Adviser.

The Fund and other funds or accounts managed by the Affiliated Parties may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities. For example, the Fund (or other funds or accounts managed by the Affiliated Parties) could acquire debt obligations of a company while another fund or account acquires an equity investment in the same company. In negotiating the terms and conditions of any such investments, the Adviser (or, in the case of accounts and other funds, the Affiliated Parties) may find the interests of the debt held by the Fund and the equity holding fund or other account may conflict. If that issuer encounters financial problems, decisions over the terms of the workout could raise conflicts of interest (including, for example, conflicts over proposed waivers and amendments to debt covenants). For example, debt-holding funds or accounts may be better served by a liquidation of an issuer in which they could be paid in full, while equity-holding accounts or funds might prefer a reorganization of the issuers that would have the potential to retain value for the equity holders. As another example, holders of an issuer’s senior securities may be able to act to direct cash flows away from junior security holders, and both the junior and senior security holders may be a fund, the Fund or an account. Any of the foregoing conflicts of interest will be discussed and resolved on a case-by-case basis. Any such discussions will factor in the interests of the relevant parties and applicable laws and regulations. The Adviser or Affiliated Parties may seek to avoid such conflicts, and, as a result, the Adviser may choose not to make such investments on behalf of the Fund, which may adversely affect the Fund’s performance if similarly attractive opportunities are not available or identified. These investments could potentially cause conflicts of interest between or among the Fund and the other holders of various classes of securities. The Affiliated Persons may pursue or enforce rights with respect to an issuer in which the Fund has invested, and those activities may have an adverse effect on the Fund, such as the prices, availability, liquidity and terms of the Fund’s investments and may impair Fund transactions or effect prices or terms that may be less favorable than would otherwise have been the case.

In addition to investing at different levels of an issuer’s capital structure, subject to the limits of the 1940 Act and the rules thereunder, the Fund and one or more Affiliated Funds may invest in different tranches or classes within the same securitization (for example, CLOs, CMBS, RMBS or other ABS), including where one client holds an equity or junior tranche and another client holds a more senior tranche (or where the Fund holds multiple tranches across the stack). Tranche-level governance and control rights (such as consent, voting, direction of remedies, manager removal or replacement, the exercise of call/refi rights, approval of amendments and waivers, or actions affecting overcollateralization/interest coverage tests) can create divergent economic incentives among tranche holders. In workout, amendment, enforcement, call, refinancing, or repricing scenarios, the Adviser may face conflicts in deciding how to vote or direct actions for one client’s position when those actions could be adverse to another client’s tranche or to the Fund. Allocation decisions regarding which client obtains tranches or classes with enhanced control

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or call/refi rights may also create conflicts, including where a controlling or directing class (or risk-retention or anchor equity) is allocated to an Affiliated Fund and the Fund receives a non-controlling tranche. Although the Adviser endeavors to identify and address these types of conflicts when they arise, not all conflicts can be eliminated, and outcomes for the Fund may differ from those for Affiliated Funds or other clients.

As discussed below, the 1940 Act and the rules thereunder impose significant restrictions on transactions with affiliates. At times the Adviser may determine to sell, reduce, hedge, unwind, or otherwise modify one or more of the Fund’s investments in order to avoid, cure, or mitigate potential or actual violations of legal, regulatory, or contractual requirements, which may adversely affect the Fund.

In the course of business, the Affiliated Parties may acquire material non-public information or otherwise be restricted from trading in certain potential investments that the Fund otherwise might have purchased or sold.

When processing securities transactions for the Affiliated Funds, the Affiliated Parties select a dealer to execute each order. In some transactions, Affiliated Parties may direct such transactions to a particular dealer for various reasons, including receipt of research or participation interests in initial public offerings that may or may not benefit the Fund. In such cases, the Affiliated Parties have adopted procedures to help ensure best execution of all client transactions.

The Fund may invest (including indirectly through derivatives or otherwise) in the same positions as one or more Affiliated Funds, or in instruments issued by the same obligor that are pari passu with, or senior or subordinate to, those in which one or more Affiliated Funds are invested. While the Adviser will endeavor to ensure that the terms and pricing to both the Fund and the Affiliated Funds are fair to each in transactions in which the Fund and the Affiliated Funds both participate, such terms and pricing may not be the same, and these transactions could create a potential conflict of interest for the Adviser.

In connection with certain financings, securitizations, warehouses or loan-accumulation facilities, or joint-venture transactions, the Fund (directly or through a Subsidiary) may be asked to provide, and one or more Affiliated Funds or other parties may also provide, guarantees, indemnities, keepwell or make-whole undertakings, liquidity or backstop commitments, or similar obligations that are joint and several or otherwise cross-linked. These undertakings can create conflicts for the Adviser with respect to (i) structuring, negotiating and allocating such obligations among the Fund and other clients; (ii) determining whether to consent to waivers, amendments, extensions, forbearances or restructurings that could increase or decrease potential exposure under such obligations for one client relative to another; (iii) deciding whether and when to make protective advances, post additional collateral or liquidity, or exercise remedies; (iv) pursuing or refraining from pursuing contribution or indemnity claims among co-obligors; and (v) allocating related costs, losses and recoveries (including legal and enforcement expenses). The Adviser may also face conflicts where actions that reduce potential exposure for one client (or an Affiliated Person) could increase exposure for the Fund, or vice versa. While the Adviser endeavors to identify and address these conflicts and seeks to act in a manner it believes to be fair and equitable over time, such conflicts may not be eliminated, and the Fund may be disadvantaged relative to other clients in particular transactions or decisions.

Other funds or accounts managed by the Adviser and entities owned in whole or in part by Affiliated Parties have sought and may in the future seek mortgage financing from mortgage lenders, the recourse for which may be limited to the property. Because of the relationships that the Affiliated Parties have with these mortgage lenders, the terms of the mortgage financing provided by the mortgage lenders is expected to be better than the terms that could have been obtained by the Affiliated Parties from other mortgage lenders where the Affiliated Parties have no prior relationship. The Fund may commit with these same mortgage lenders or others to purchase the economic residual certificates or other securities in securitizations in which these mortgages are pooled with other mortgages. As holder of the economic residual certificates, in certain cases, the Fund and therefore the Adviser may effectively control the delinquency, default and foreclosure procedure for the mortgage loans in the securitization, and in connection therewith the Adviser could grant waivers, amendments and other accommodations to the Affiliated Parties. While such waivers, amendments and accommodations will be no more favorable to the Affiliated Parties than those which the Adviser believes in good faith at the time may be obtained from an independent third party, they may create a potential conflict of interest for the Adviser.

The Affiliated Parties may have conflicts of interest in allocating their time and activities between the Fund and the other clients, in allocating investments among the Fund and the other clients and in effecting transactions between the Fund and the other clients, including ones in which the Affiliated Parties may have a greater financial interest.

The Adviser will use its best efforts in connection with the purposes and objectives of the Fund and will devote so much of its time and effort to the affairs of the Fund as may, in its judgment, be necessary to accomplish the purposes of the Fund. The Affiliated Parties may conduct any other business, including any business within the securities industry, whether or not such business is in competition with the Fund. Without limiting the generality of the foregoing, the Affiliated Parties may act as the investment adviser or investment manager for others, may manage funds or capital for others, may have, make and maintain investments in their own name or through other entities, and may serve as officers, directors, consultants, partners or stockholders of one or more investment funds, partnerships, securities firms or advisory firms. It may not always be possible or consistent with the investment objectives of the various persons or entities described above and of the Fund for the same investment positions to be taken or liquidated at the same time or at the same price.

The Fund will be prohibited under the 1940 Act from participating in certain transactions with Affiliated Persons without the prior approval of the SEC. Any person that owns, directly or indirectly, 5% or more of the Fund’s outstanding voting securities will be an affiliate of the Fund for purposes of the 1940 Act, and the Fund will generally be prohibited from buying or selling any securities from or to such affiliate. The 1940 Act also prohibits certain “joint” transactions with affiliates (including the Affiliated Parties), which could include investments in the same portfolio company (whether at the same or different times), without prior approval of the SEC. If a person acquires more than 25% of the Fund’s voting securities, the Fund will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit the Fund’s ability to transact business with its officers or Trustees or the Affiliated Parties. As a result of these restrictions, the Fund may be prohibited from buying or selling any security from or to any portfolio company of an Affiliated Fund without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to the Fund. In addition, the Affiliated Parties may have business relationships with

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service providers or other parties that may incentivize the Adviser to involve such parties in Fund business, or that may influence the Adviser’s decisions with respect to Fund business arrangements. Notwithstanding the foregoing, the Fund may engage with or invest in these entities to the extent not prohibited by the 1940 Act.

The Fund’s investment strategy contemplates that the Fund may invest capital in negotiated transactions that are sourced by the Adviser. These transactions may include transactions that are privately negotiated and sourced on a proprietary basis. Because the Adviser may manage other investment funds whose mandates include participating in such transactions, such investments will need to be made on a co-investment basis. The 1940 Act imposes significant limits on co-investment with Affiliated Persons.

The 1940 Act prohibits funds from making certain co-investments with affiliates, including Affiliated Funds. However, the Fund may invest alongside Affiliated Funds in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations and guidance as well as the Adviser’s allocation policies. Furthermore, the Fund and the Adviser have received an order for exemptive relief to permit the Fund to make certain additional types of co-investments with Affiliated Funds(“Co-Investment Relief”). Under the terms and conditions of the SEC’s order granting Co-Investment Relief, if an investment falls within the Fund’s investment mandate and is otherwise consistent within the Fund’s then current investment objectives and strategies, the Fund’s Adviser will be required to offer an opportunity for the Fund to participate. The Fund may determine to participate or not to participate, depending on whether the Adviser determines that the investment is appropriate for the Fund.

Such co-investments would generally be allocated to the Fund and the other affiliated funds that target similar assets on a pro rata basis based on internal order size, subject to certain allocation factors under the Adviser’s allocation policies and procedures.

In situations where co-investment with Affiliated Funds is not permitted under the 1940 Act and related rules, existing or future staff guidance, or the terms and conditions of exemptive relief granted to the Fund by the SEC, the Adviser will need to decide which client or clients will proceed with the investment. Generally, the Fund will not have an entitlement to make a co-investment in these circumstances and, to the extent that another client elects to proceed with the investment, the Fund will not be permitted to participate. Moreover, except in certain circumstances, the Fund is unable to invest in any issuer in which an Affiliated Fund holds a controlling interest. These restrictions may limit the scope of investment opportunities that would otherwise be available to the Fund. The Fund can offer no assurance that investment opportunities will be allocated to it fairly or equitably in the short-term or over time.

The Fund and one or more Affiliated Funds may participate in a particular investment or incur expenses applicable in connection with the operation or management of the Fund and Affiliated Funds, or otherwise may be subject to costs or expenses that are allocable to the Fund and one or more Affiliated Funds (which may include, without limitation, research expenses, technology expenses, valuation agent expenses, broken deal expenses, expenses relating to restructurings, class actions and other litigation, and insurance premiums). The Adviser may allocate investment-related and other expenses on a pro rata or different basis. The Adviser may bear any such expenses on behalf of certain Affiliated Funds and not for others, as it determines in its sole discretion. If the Adviser bears expenses on behalf of the Fund or an Affiliated Fund, and the fund subsequently receives reimbursement for such expenses, the Adviser will generally be entitled to receive all or a portion of the amount of such reimbursement, up to the amount that was borne by the Adviser on behalf of the fund.

The Adviser has adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions made on behalf of advisory clients, including the Fund, and to help ensure that such decisions are made in accordance with its fiduciary obligations to clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions may have the effect of favoring the interests of other clients, provided that the Adviser believes such voting decisions to be in accordance with its fiduciary obligations.

The Adviser endeavors to identify and address conflicts of interest when they arise. However, there is no guarantee that the Adviser will detect each and every conflict that arises and the Fund may be disadvantaged relative to other clients in certain transactions or decisions.

SHARE REPURCHASE PROGRAM

The Fund does not currently intend to list the Shares on a securities exchange and does not expect a secondary market to develop in the foreseeable future. Accordingly, Shareholders should expect that they will be unable to sell their Shares for an indefinite time or at a desired price. No Shareholder will have the right to require the Fund to repurchase or redeem such Shareholder’s Shares or any portion thereof. Shareholders are not permitted to transfer their investment from the Fund to any other registered investment company. Because no public market exists for the Shares, and no such market is expected to develop in the foreseeable future, Shareholders will not be able to liquidate their investment, other than through the Fund’s share repurchase program, or, in limited circumstances, as a result of transfers of Shares to other investors.

The Fund is an “interval fund,” which is designed to provide some liquidity to Shareholders by making quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act, unless such offer is suspended or postponed in accordance with relevant regulatory requirements (as discussed below). In connection with any given repurchase offer, it is possible that the Fund may offer to repurchase only the minimum allowable amount of 5% of its outstanding Shares at the NAV applicable to the class of Shares repurchased. Quarterly repurchases will occur in the months of March, June, September and December. The Fund’s offer to purchase Shares is a fundamental policy that may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Written notifications of each quarterly repurchase offer (the “Repurchase Offer Notice”) will be sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”), which is ordinarily on the third Friday of the month in which the repurchase occurs. The Fund expects to determine the NAV applicable to repurchases on the business day following the Repurchase Request Deadline. However, the NAV will be calculated no later than the 14th calendar day (or the next business day if the 14th calendar day is not a business day) after the Repurchase Request Deadline (the “Repurchase Pricing Date”), although the NAV is expected to be determined on the business day following the Repurchase Request Deadline. The Fund expects to distribute payment to Shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such Date. The Fund’s Shares are not listed on any securities

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exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “Types of Investments and Related Risks—Repurchase Offers Risks.”

Determination of Repurchase Offer Amount

The Board, or a committee thereof, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) in connection with any given Repurchase Request Deadline. However, the Repurchase Offer Amount, will be no less than 5% and no more than 25% of the total number of Shares outstanding on the Repurchase Request Deadline.

If Shareholders tender more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the Shares on a pro rata basis. However, the Fund is permitted to accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.

Notice to Shareholders

No less than 21 days and more than 42 days before each Repurchase Request Deadline, the Fund will send each Shareholder of record and each beneficial owner of the Shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information Shareholders should consider in deciding whether to tender Shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and set forth the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice will also indicate the NAV that has been computed no more than seven days before the date of notification, and the process through which Shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the Shares will be the NAV of the Shares as of the close of regular trading on the NYSE on the Repurchase Pricing Date. Investors may call (833) 429-6642 (833-4Axonic) to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs of the Fund, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the Shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2.00% of the outstanding Shares on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2.00% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase Shares on a pro rata basis. However, the Fund may accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered.

The Fund may in the future impose a repurchase fee. However, any such repurchase fee would only apply to shares purchased after the repurchase fee is adopted and disclosed in the Registration Statement.

Consequences of Repurchase Offers

From the time the Fund sends the Shareholder Notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, liquid assets are investments that can be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the repurchase payment deadline, or that mature by the Repurchase Payment Deadline. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.

If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional Shares so as to mitigate these effects.

These and other possible risks associated with the Fund’s repurchase offers are described under “Other Risks Related to the Fund — Repurchase Offers Risks” above. In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders. For a discussion of these tax consequences, see “Tax Aspects” below and in the Statement of Additional Information.

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DESCRIPTION OF CAPITAL STRUCTURE

Shares of Beneficial Interest

The Declaration of Trust authorizes the Fund’s issuance of an unlimited number of Shares of beneficial interest of each class. There is currently no market for Shares and the Fund does not expect that a market for Shares will develop in the foreseeable future. Pursuant to the Declaration of Trust and as permitted by Delaware law, Shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit incorporated in the State of Delaware and therefore generally will not be personally liable for the Fund’s debts or obligations.

Share Classes

The Fund is offering an unlimited number of two classes of common shares of beneficial interest of the Fund on a continuous basis. The Fund began offering its common shares on December 28, 2018. As of October 23, 2023 the Fund simultaneously redesignated its outstanding and issued common shares of beneficial interest as Institutional Shares and created its Class A Shares, which commenced operations November 1, 2023.

The Fund has received exemptive relief from the SEC to, among other things, issue multiple classes of Shares and to impose asset-based distribution fees and early-withdrawal fees as applicable. An investment in any Share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, if applicable, and ongoing fees and expenses for each Share class may be different. The fees and expenses for the Fund are set forth in “Summary of Fund Fees and Expenses.” The Fund may offer additional classes of shares in the future. Until the Fund registers a new share class, the Fund will only offer the Institutional Shares and Class A Shares.

Shares

Under the terms of the Declaration of Trust, all Shares, when consideration for Shares is received by the Fund, will be fully paid and nonassessable. Distributions may be made to the holders of the Fund’s Institutional Shares and Class A Shares at the same time and in different per Share amounts on such Institutional Shares and Class A Shares if, as and when authorized and declared by the Board. Except as otherwise provided by the Trustees, Shares will have no preemptive or other right to subscribe to any additional Shares or other securities issued by the Fund, and will be freely transferable, except where their transfer is restricted by law or contract. The Declaration of Trust provides that the Board shall have the power to repurchase or redeem Shares. In the event of the Fund’s dissolution, after the Fund pays or adequately provides for the payment of all claims and obligations of the Fund, and upon the receipt of such releases, indemnities and refunding agreements deemed necessary by the Board, each Share will be entitled to receive, according to its respective rights, a pro rata portion of the Fund’s assets available for distribution for the applicable class, subject to any preferential rights of holders of the Fund’s outstanding preferred Shares, if any. Each whole Share will be entitled to one vote as to any matter on which it is entitled to vote and each fractional Share will be entitled to a proportionate fractional vote. However, to the extent required by the 1940 Act or otherwise determined by the Board, classes of the Fund will vote separately from each other. Shareholders shall be entitled to vote on all matters on which a vote of Shareholders is required by the 1940 Act, the Declaration of Trust or a resolution of the Board. There will be no cumulative voting in the election of Trustees. Under the Declaration of Trust, the Fund is not required to hold annual meetings of Shareholders. The Fund only expects to hold Shareholder meetings to the extent required by the 1940 Act or pursuant to special meetings called by the Board or a majority of Shareholders.

Preferred Shares and Other Securities

The Declaration of Trust provides that the Board may, subject to the Fund’s investment policies and restrictions and the requirements of the 1940 Act, authorize and cause the Fund to issue securities of the Fund other than Shares (including preferred Shares, debt securities or other senior securities), by action of the Board without the approval of Shareholders. The Board may determine the terms, rights, preferences, privileges, limitations and restrictions of such securities as the Board sees fit.

Preferred Shares could be issued with rights and preferences that would adversely affect Shareholders. Preferred Shares could also be used as an anti-takeover device. Every issuance of preferred Shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance of preferred Shares and before any distribution is made with respect to the Shares and before any purchase of Shares is made, the aggregate involuntary liquidation preference of such preferred Shares together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of the Fund’s total assets after deducting the amount of such distribution or purchase price, as the case may be; and (ii) the holders of preferred Shares, if any are issued, must be entitled as a class to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred Shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred Shares.

Outstanding Securities

The following table sets forth information about the Fund’s outstanding Shares as of February 2, 2026:

Title of Class	Amount Authorized	Amount Held by the Fund for its Own Account	Amount Outstanding Exclusive of Amount Held by the Fund for its Own Account
Institutional Shares	Unlimited	None	19,804,194.24
Class A Shares	Unlimited	None	1,120,321.03

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Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

Pursuant to the Declaration of Trust, Trustees and officers of the Fund will not be subject in such capacity to any personal liability to the Fund or Shareholders, unless the liability arises from bad faith, willful misfeasance, gross negligence or reckless disregard for the Trustee’s or officer’s duty.

Except as otherwise provided in the Declaration of Trust, the Fund will indemnify and hold harmless any current or former Trustee or officer of the Fund against any liabilities and expenses (including reasonable attorneys’ fees relating to the defense of any claim, action, suit or proceeding with which such person is involved or threatened), while and with respect to acting in the capacity of a Trustee or officer of the Fund, except with respect to matters in which such person did not act in good faith in the reasonable belief that his or her action was in the best interest of the Fund. In accordance with the 1940 Act, the Fund will not indemnify any Trustee or officer for any liability to which such person would be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties of his or her position. The Fund will provide indemnification to Trustees and officers prior to a final determination regarding entitlement to indemnification as described in the Declaration of Trust.

The Fund has entered into the Investment Advisory Agreement with Axonic. The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties thereunder, the Adviser is not liable for any error of judgment or mistake of law or for any loss the Fund suffers.

Pursuant to the Declaration of Trust, the Fund will advance the expenses of defending any action for which indemnification is sought if the Fund receives an undertaking by the indemnitee which provides that the indemnitee will reimburse the Fund unless it is subsequently determined that the indemnitee is entitled to such indemnification.

Number of Trustees; Appointment of Trustees; Vacancies; Removal

The Declaration of Trust provides that the number of Trustees shall be no less than two and no more than 10, as determined in writing by a majority of the Trustees then in office. As set forth in the Declaration of Trust, a Trustee’s term of office shall continue until his or her death, resignation or removal. Subject to the provisions of the 1940 Act, individuals may be appointed by the Trustees at any time to fill vacancies on the Board by the appointment of such persons by a majority of the Trustees then in office. Each Trustee shall hold office until his or her successor shall have been appointed pursuant to the Declaration of Trust. To the extent that the 1940 Act requires that Trustees be elected by Shareholders, any such Trustees will be elected by a plurality of all Shares voted at a meeting of Shareholders at which a quorum is present.

The Declaration of Trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not less than the minimum required by the Declaration of Trust) (i) with or without cause, by at least two-thirds (66 2/3%) of the remaining Trustees; or (ii) with or without cause, at any meeting of Shareholders, by at least two-thirds (66 2/3%) of the outstanding shares of the Trust.

Action by Shareholders

The Declaration of Trust provides that Shareholder action can be taken only at a meeting of Shareholders or by unanimous written consent in lieu of a meeting. Subject to the 1940 Act, the Declaration of Trust or a resolution of the Board specifying a greater or lesser vote requirement, the affirmative vote of a majority of Shares present in person or represented by proxy at a meeting and entitled to vote on the subject matter shall be the act of the Shareholders with respect to any matter submitted to a vote of the Shareholders.

Amendment of Declaration of Trust and By-Laws

Subject to the provisions of the 1940 Act, and except as specifically provided in Article VIII, Section 5 of the Declaration of Trust, the Board may amend, restate or otherwise supplement the Declaration of Trust without any vote of Shareholders. Pursuant to the Declaration of Trust and By-Laws, the Board has the exclusive power to restate, amend, supplement or repeal the By-Laws or adopt new By-Laws at any time solely by a majority vote of the Trustees (and not by a vote of the Shareholders).

No Appraisal Rights

In certain extraordinary transactions, some jurisdictions provide the right to dissenting Shareholders to demand and receive the fair value of their Shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. The Declaration of Trust provides that Shares shall not entitle Shareholders to appraisal rights.

Conflict with Applicable Laws and Regulations

The Declaration of Trust provides that if and to the extent that any provision of the Declaration of Trust conflicts with any provision of the 1940 Act, the provisions under the Code applicable to the Fund as a RIC or other applicable laws and regulations, the conflicting provision shall be deemed never to have constituted a part of the Declaration of Trust; provided, however, that such determination shall not affect any of the remaining provisions of the Declaration of Trust or affect the validity of any action taken or omitted to be taken prior to such determination.

TAX ASPECTS

The following is a general summary of certain material U.S. federal income tax considerations applicable to the Fund and an investment in the Fund. The discussion below provides general tax information related to an investment in the Fund, but does not purport to be a complete description of the U.S. federal income tax consequences of an investment in the Fund and does not address any state, local, non-U.S., or other tax consequences. It is based on the Code and U.S. Treasury regulations thereunder and administrative pronouncements, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. In addition, it does not describe all of the tax consequences that may be relevant in light of a Shareholder’s particular circumstances, including (but not limited to) federal alternative minimum tax consequences and tax consequences applicable to Shareholders subject to special tax rules, such as certain financial institutions; dealers or traders in securities

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who use a mark-to-market method of tax accounting; persons holding Shares as part of a hedging transaction, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Shares; entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes; insurance companies; U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar; or tax-exempt entities, including IRAs or “Roth IRAs.” Unless otherwise noted, the following discussion applies only to a Shareholder that holds Shares as a capital asset and is a U.S. Shareholder. A “U.S. Shareholder” generally is a beneficial owner of Shares who is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●

a trust if it (a) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity or relationship treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective Shareholder that is a partner in a partnership holding Shares should consult his, her or its tax advisors with respect to the potential tax consequences arising from purchase, ownership, and disposition of Shares.

The discussion set forth herein does not constitute tax advice. Tax laws are complex and often change, and prospective Shareholders should consult their tax advisors about the U.S. federal, state, local, or non-U.S. tax consequences of an investment in the Fund.

Taxation of the Fund

The Fund has elected, to be treated for U.S. federal income tax purposes, and has historically qualified and intends to continue to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, the Fund generally will not be subject to corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes as dividends to Shareholders. To qualify as a RIC in any tax year, the Fund must, among other things, satisfy both a source of income test and asset diversification tests. The Fund will qualify as a RIC if (i) at least 90% of the Fund’s gross income for such tax year consists of dividends; interest; payments with respect to certain securities loans; gains from the sale or other disposition of stock or securities (as defined in section 2(a)(36) of the 1940 Act) or foreign currencies; other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies; and net income derived from interests in “qualified publicly-traded partnerships” as defined in Code section 851(h) (collectively, such income, “Qualifying RIC Income”); and (ii) the Fund’s holdings are diversified so that, at the end of each quarter of such tax year, (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash equivalents, securities of other RICs, U.S. government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested (x) in securities (other than U.S. government securities or securities of other RICs) of any one issuer; (y) in securities (other than the securities of other RICs) of two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses; or (z) in the securities of one or more “qualified publicly-traded partnerships” as defined in Code section 851(h). The Fund’s share of income derived from a partnership other than a “qualified publicly-traded partnership” as defined in Code section 851(h) will be treated as Qualifying RIC Income only to the extent that such income would have constituted Qualifying RIC Income if derived directly by the Fund. A “qualified publicly-traded partnership” is generally defined as an entity that is treated as a partnership for U.S. federal income tax purposes if (1) interests in such entity are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (2) less than 90% of its gross income for the relevant tax year consists of Qualifying RIC Income. The Code provides that the Treasury Department may, by regulation, exclude from Qualifying RIC Income foreign currency gains that are not directly related to the RIC’s principal business of investing in shares or securities (or options and futures with respect to shares or securities). The Fund anticipates that, in general, its foreign currency gains will be directly related to its principal business of investing in shares and securities.

Some of the income and fees that the Fund may recognize will not satisfy the 90% income test. In order to ensure that such income and fees do not disqualify the Fund as a RIC for a failure to satisfy such test, the Fund may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be subject to U.S. corporate income tax on their earnings, which ultimately will reduce the Fund’s return on such income and fees.

In addition, to maintain RIC tax treatment, the Fund must distribute on a timely basis with respect to each tax year dividends of an amount at least equal to 90% of the sum of its “investment company taxable income” and its net tax-exempt interest income, determined without regard to any deduction for dividends paid, to Shareholders (the “90% Distribution Requirement”). If the Fund qualifies as a RIC and satisfies the 90% Distribution Requirement, the Fund generally will not be subject to U.S. federal income tax on its “investment company taxable income” and net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes as dividends to Shareholders (including amounts that are reinvested pursuant to the dividend reinvestment plan). In general, a RIC’s “investment company taxable income” for any tax year is its taxable income, determined without regard to net capital gains and with certain other adjustments. The Fund intends to distribute all or substantially all of its “investment company taxable income,” net tax-exempt interest income (if any), and net capital gains on an annual basis. Any taxable income, including any net capital gains that the Fund does not distribute in a timely manner, will be subject to U.S. federal income tax at regular corporate rates. Under current law, these rates are set at a flat 20% for tax year 2026.

If the Fund retains any net capital gains for reinvestment, it may elect to treat such capital gains as having been distributed to Shareholders. If the Fund makes such an election, each Shareholder will be required to report its share of such undistributed net capital gains attributed to the Fund as long-term capital gain and will be entitled to claim its share of the U.S. federal income taxes paid by the Fund on such undistributed net capital gains as a credit against its own U.S. federal income tax liability, if any, and to claim a refund on a properly-filed U.S. federal income tax return to the extent that the credit exceeds such liability. In addition, each Shareholder will be entitled to increase the adjusted tax basis of its Shares by the difference between its share of such undistributed net capital gain and the related credit. There can be no assurance that the Fund will make this election if it retains all or a portion of its net capital gain for a tax year.

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As a RIC, the Fund will be, subject to a nondeductible 4% federal excise tax on certain undistributed amounts for each calendar year (the “4% Excise Tax”). To avoid the 4% Excise Tax, the Fund must distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of its capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gains for previous calendar years that were not distributed during those calendar years. For purposes of determining whether the Fund has met this distribution requirement, the Fund will be deemed to have distributed any income or gains previously subject to U.S. federal income tax. Furthermore, any distribution declared by the Fund in October, November, or December of any calendar year, payable to Shareholders, of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been paid on December 31 of the calendar year in which the distribution was declared. The Fund generally intends to avoid the imposition of the 4% Excise Tax, but there can be no assurance in this regard.

If the Fund fails to qualify as a RIC or fails to satisfy the 90% Distribution Requirement in respect of any tax year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income, including its net capital gains, even if such income were distributed, and all distributions out of earnings and profits would be taxed as ordinary dividend income. Such distributions generally would be eligible for the dividends-received deduction (“DRD”) in the case of certain corporate Shareholders and may be eligible to be qualified dividend income in the case of certain non-corporate Shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes, and make distributions (any of which could be subject to interest charges) before re-qualifying for taxation as a RIC. If the Fund fails to satisfy either the income test or asset diversification test described above, in certain cases, however, the Fund may be able to avoid losing its status as a RIC by timely providing notice of such failure to the IRS, curing such failure and possibly paying an additional tax or penalty.

The tax treatment of certain positions entered into by the Fund, including regulated futures contracts, certain foreign currency positions and certain listed non-equity options, will be governed by Section 1256 of the Code (“Section 1256 Contracts”). Gains or losses on Section 1256 Contracts generally are considered 60% long-term and 40% short-term capital gains or losses (“60/40”), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Also, Section 1256 Contracts held by the Fund at the end of each taxable year (and, for purposes of the 4% excise tax, on certain other dates as prescribed under the Code) are “marked to market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as ordinary or 60/40 gain or loss, as applicable.

In addition to the special rules described above, the Fund’s transactions in other derivative instruments (e.g., forward contracts and swap agreements) as well as any of its other hedging, short sale, securities loan or similar transactions, may be subject to one or more special tax rules (e.g., mark-to-market, notional principal contract, straddle, constructive sale, wash sale and short sale rules). These rules may affect whether gains and losses recognized by the Fund are treated as ordinary or capital or as short-term or long-term, accelerate the recognition of income or gains to the Fund, defer losses to the Fund, and cause adjustments in the holding periods of the Fund’s securities. These rules could therefore affect the amount, timing and/or character of distributions to Shareholders. Because these and other tax rules applicable to these types of transactions are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules may affect whether the Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a RIC and avoid a Fund-level tax.

Some of the investments that the Fund is expected to make, such as investments in debt instruments having market discount and/or treated as issued with OID, may cause the Fund to recognize income or gain for U.S. federal income tax purposes prior to the receipt of any corresponding cash or other property. As a result, the Fund may have difficulty meeting the 90% Distribution Requirement necessary to maintain RIC tax treatment. Because this income will be included in the Fund’s investment company taxable income for the tax year it is accrued, the Fund may be required to make a distribution to Shareholders to meet the distribution requirements described above, even though the Fund will not have received any corresponding cash or property. The Fund may be required to borrow money, dispose of other securities or forgo new investment opportunities for this purpose.

There may be uncertainty as to the appropriate treatment of certain of the Fund’s investments for U.S. federal income tax purposes. In particular, the Fund expects to invest a portion of its net assets in below investment grade instruments. U.S. federal income tax rules with respect to such instruments are not entirely clear about issues such as whether and to what extent the Fund should recognize interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in connection with the Fund’s general intention to distribute sufficient income to qualify, and maintain its qualification to be subject to tax as a RIC and to minimize the risk that it becomes subject to U.S. federal income or excise tax.

Income received by the Fund from sources outside the U.S. may be subject to withholding and other taxes imposed by such countries, thereby reducing income available to the Fund. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. If more than 50% of the value of the Fund’s total assets at the close of its tax year consists of securities of foreign corporations, the Fund will be eligible to elect to “pass-through” to the Fund the foreign source amount of income deemed earned and the respective amount of foreign taxes paid by the Fund. If at least 50% of the value of the Fund’s total assets at the close of each quarter of its tax year is represented by interests in other RICs, the Fund may elect to “pass-through” to Shareholders the foreign source amount of income deemed earned and the respective amount of foreign taxes paid or deemed paid by the Fund. If the Fund so elects, each Shareholder would be required to include in gross income, even though not actually received, each Shareholder’s pro rata share of the foreign taxes paid or deemed paid by the Fund, but would be treated as having paid its pro rata share of such foreign taxes and would therefore be allowed to either deduct such amount in computing taxable income or use such amount (subject to various limitations) as a foreign tax credit against U.S. federal income tax (but not both).

The Fund may invest in shares of foreign companies that are classified under the Code as passive foreign investment companies (“PFICs”). In general, a foreign company is considered a PFIC if at least 50% of its assets constitute investment-type assets or 75% or more of its gross income is investment-type passive income. In general, under the PFIC rules, an “excess distribution” received with respect to PFIC shares is treated as having been realized ratably over the period during which the Fund held the PFIC shares. The Fund generally will be subject to tax on the portion, if any, of the excess distribution that is allocated to the Fund’s holding period in prior tax years (and an interest factor will be added to the tax,

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as if the tax had actually been payable in such prior tax years) even though the Fund distributes the corresponding income to Shareholders. Excess distributions include any gain from the sale of PFIC shares as well as certain distributions from a PFIC. All excess distributions are taxable as ordinary income.

The Fund may be eligible to elect alternative tax treatment with respect to PFIC shares. Under one such election (i.e., a “QEF” election), the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from the PFIC. If this election is made, the special rules, discussed above, relating to the taxation of excess distributions, may not apply. Alternatively, the Fund may be able to elect to mark its PFIC shares to market, resulting in any unrealized gains at the Fund’s tax year end being treated as though they were recognized and reported as ordinary income. Any mark-to-market losses and any loss from an actual disposition of the PFIC’s Shares would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income in prior tax years with respect to shares in the same PFIC.

Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income, gain or loss with respect to PFIC shares, as well as subject the Fund itself to tax on certain income from PFIC shares, the amount that must be distributed to Fund Shareholders, and which will be recognized by Fund Shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in PFIC shares. Note that distributions from a PFIC are not eligible for the reduced rate of tax on distributions of “qualified dividend income” as discussed below.

Some of the CLOs in which the Fund invests may be PFICs, which are generally subject to the tax consequences described above. Investment in certain equity interests of CLOs that are subject to treatment as PFICs for U.S. federal income tax purposes may cause the Fund to recognize income in a tax year in excess of the Fund’s distributions from such CLOs, PFICs and the Fund’s proceeds from sales or other dispositions of equity interests in other CLOs and other PFICs during that tax year. As a result, the Fund generally would be required to distribute such income to satisfy the distribution requirements applicable to RICs.

If the Fund holds more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”), including equity tranche investments and certain debt tranche investments in a CLO treated as CFC, the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each tax year from such foreign corporation of an amount equal to the Fund’s pro rata share of the foreign corporation’s earnings for such tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution to the Fund during such tax year. This deemed distribution is required to be included in the income of certain U.S. Shareholders of a CFC, such as the Fund, regardless of whether a U.S. Shareholder has made a QEF election with respect to such CFC. The Fund is generally required to distribute such income in order to satisfy the distribution requirements applicable to RICs, even to the extent the Fund’s income from a CFC exceeds the distributions from the CFC and the Fund’s proceeds from the sales or other dispositions of CFC stock during that tax year. In general, a foreign corporation will be treated as a CFC for U.S. federal income tax purposes if more than 50% of the shares of the foreign corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose of this paragraph, is any U.S. person that possesses (actually or constructively) 10% or more of the combined value or voting power of all classes of shares of a corporation.

The functional currency of the Fund, for U.S. federal income tax purposes, is the U.S. dollar. Gains or losses attributable to fluctuations in foreign currency exchange rates that occur between the time the Fund accrues interest income or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities generally are respectively characterized as ordinary income or ordinary loss for U.S. federal income tax purposes. Similarly, on the sale of other disposition of certain investments, including debt securities, certain forward contracts, as well as other derivative financial instruments, denominated in a foreign currency, gains or losses attributable to fluctuations in the value of foreign currency between the date of acquisition of the security or contract and the date of disposition also are generally treated as ordinary gain or loss. These gains and losses, referred to under the Code as “section 988” gains and losses,” may increase or decrease the amount of the Fund’s investment company taxable income subject to distribution to Fund Shareholders as ordinary income. For example, fluctuations in exchange rates may increase the amount of income that the Fund must distribute to qualify for tax treatment as a RIC and to prevent application of an excise tax on undistributed income. Alternatively, fluctuations in exchange rates may decrease or eliminate income available for distribution. If section 988 losses exceed other investment company taxable income during a tax year, the Fund would not be able to distribute amounts considered dividends for U.S. federal income tax purposes, and any distributions during a tax year made by the Fund before such losses were recognized would be re-characterized as a return of capital to Fund Shareholders for U.S. federal income tax purposes, rather than as ordinary dividend income, and would reduce each Fund Shareholder’s tax basis in Fund Shares.

If the Fund utilizes leverage through the issuance of preferred Shares or borrowings, it will be prohibited from declaring a distribution or dividend if it would fail the applicable asset coverage test(s) under the 1940 Act after the payment of such distribution or dividend. In addition, certain covenants in credit facilities or indentures may impose greater restrictions on the Fund’s ability to declare and pay dividends on Fund Shares. Limits on the Fund’s ability to pay dividends on Fund Shares may prevent the Fund from meeting the distribution requirements described above and, as a result, may affect the Fund’s ability to be subject to tax as a RIC or subject the Fund to the 4% Excise Tax. The Fund endeavors to avoid restrictions on its ability to make distribution payments. If the Fund is precluded from making distributions on Fund Shares because of any applicable asset coverage requirements, the terms of preferred Shares (if any) may provide that any amounts so precluded from being distributed, but required to be distributed by the Fund to enable the Fund to satisfy the distribution requirements that would enable the Fund to be subject to tax as a RIC, will be paid to the holders of preferred Shares as a special distribution. This distribution can be expected to decrease the amount that holders of preferred Shares would be entitled to receive upon repurchase or liquidation of such preferred Shares.

Certain of the Fund’s investments are expected to be subject to special U.S. federal income tax provisions that may, among other things, (1) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (2) convert lower-taxed long-term capital gains into higher-taxed short-term capital gains or ordinary income, (3) convert an ordinary loss or a deduction into a capital loss, the deductibility of which is more limited, (4) adversely affect when a purchase or sale of shares or securities is deemed to occur, (5) adversely alter the intended characterization of certain complex financial transactions, (6) cause the Fund to recognize income or gain without a corresponding receipt of cash, (7) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (8) treat dividends that would otherwise be eligible

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for the corporate DRD as ineligible for such treatment and (9) produce income that will not constitute Qualifying RIC Income. The application of these rules could cause the Fund to be subject to U.S. federal income tax or the 4% Excise Tax and, under certain circumstances, could affect the Fund’s status as a RIC. The Fund monitors its investments and may make certain tax elections to mitigate the effect of these special provisions.

The Fund may invest in REITs that hold residual interests in real estate mortgage investment conduits (“REMICs”) or have assets that are otherwise treated as a “taxable mortgage pool” under the Code. Under Treasury regulations that have not yet been issued, but may apply retroactively, a portion of the Fund’s income from a REIT that is attributable to the REIT’s residual interest in a REMIC or a taxable mortgage pool (referred to in the Code as an “excess inclusion”) will be subject to U.S. federal income tax in all events. These regulations are also expected to provide that excess inclusion income of a RIC, such as the Fund, will be allocated to Shareholders of the RIC in proportion to the dividends received by such Shareholders, with the same consequences as if the Shareholders held the related REMIC residual interest or interest in a taxable mortgage pool directly. The IRS in Notice 2006-97 set forth some basic principles for the application of these rules until such regulations are issued. In general, the applicable rules under the Code and expected rules under the regulations will provide that the excess inclusion income allocated to Shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (ii) will constitute unrelated business taxable income to entities (including a qualified pension plan, an individual retirement account, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on unrelated business income, thereby potentially requiring such an entity that is allocated excess inclusion income, and otherwise might not be required to file a tax return, to file a tax return and pay tax on such income, and (iii) in the case of a foreign Shareholder, will not qualify for any reduction in U.S. federal withholding tax. In addition, if at any time during any taxable year a “disqualified organization” (as defined in the Code to include governmental units, tax-exempt entities and certain cooperatives) is a record holder of a share in a RIC, then the RIC will be subject to a tax equal to that portion of its excess inclusion income for the taxable year that is allocable to the disqualified organization, multiplied by the highest U.S. federal income tax rate imposed on corporations.

Because of the complex rules governing the taxation of RICs, prior to acquiring an interest in any JV Subsidiary, the Fund will use commercially reasonable efforts to ensure such JV Subsidiary will cooperate with the Fund to enable the Fund to comply with any rule governing the taxation of RICs, but no assurance may be given that the Fund will be able to control the governance or operations of any JV Subsidiary.

The remainder of this discussion assumes that the Fund has qualified and maintain its qualification as a RIC and has satisfied the distribution requirements described above.

Taxation of U.S. Shareholders

Distributions

Distributions of the Fund’s ordinary income and net short-term capital gains will, except as described below with respect to distributions of “qualified dividend income,” generally be taxable to Shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions (or deemed distributions, as described above), if any, of net capital gains will be taxable as long-term capital gains, regardless of the length of time a Shareholder has owned Shares. The ultimate tax characterization of the Fund’s distributions made in a tax year cannot be determined until after the end of the tax year. As a result, the Fund may make total distributions during a tax year in an amount that exceeds the current and accumulated earnings and profits of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits will be treated by a Shareholder as a return of capital that will be applied against and reduce the Shareholder’s tax basis in its Shares. To the extent that the amount of any such distribution exceeds the Shareholder’s tax basis in its Shares, the excess will be treated as gain from a sale or exchange of Shares. Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares. Generally, for U.S. federal income tax purposes, a Shareholder receiving Shares under the dividend reinvestment plan will generally be treated as having received a distribution equal to the fair market value of such Shares on the date the Shares are credited to the Shareholder’s account.

A return of capital to Shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. This reduction in tax basis may subject Shareholders to tax in connection with the sale of Fund Shares, even if such Shares are sold at a loss relative to the Shareholder’s original investment.

It is expected that a substantial portion of the Fund’s income will consist of ordinary income. For example, interest and OID derived by the Fund are characterized as ordinary income for U.S. federal income tax purposes. In addition, gain derived by the Fund from the disposition of debt instruments with “market discount” (generally, securities with a fixed maturity date of more than one year from the date of issuance acquired by the Fund at a price below the lesser of their stated redemption price at maturity or accreted value, in the case of securities with OID) will be characterized as ordinary income for U.S. federal income tax purposes to the extent of the market discount that has accrued, as determined for U.S. federal income tax purposes, at the time of such disposition, unless the Fund makes an election to accrue market discount on a current basis. In addition, certain of the Fund’s investments will be subject to other special U.S. federal income tax provisions that may affect the character, increase the amount and/or accelerate the timing of distributions to Shareholders.

Distributions made by the Fund to a corporate Shareholder will qualify for the DRD only to the extent that the distributions consist of qualifying dividends received by the Fund. In addition, any portion of the Fund’s dividends otherwise qualifying for the DRD will be disallowed or reduced if the corporate Shareholder fails to satisfy certain requirements, including a holding period requirement, with respect to its Shares. Distributions of “qualified dividend income” to an individual or other non-corporate Shareholder will be treated as “qualified dividend income” to such Shareholder and generally will be taxed at long-term capital gain rates, provided the Shareholder satisfies the applicable holding period and other requirements. “Qualified dividend income” generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Given the Fund’s investment strategy, it is not expected that a significant portion of the distributions made by the Fund will be eligible for the DRD or the reduced rates applicable to “qualified dividend income.”

RICs that receive qualified REIT dividend income may designate such amounts as Section 199A dividends. Qualified REIT dividend income is the excess of qualified REIT dividends received by the RIC over the amount of the RIC’s deductions that are properly allocable to such income. If a Fund designates a dividend as a Section 199A distribution, it may be treated by shareholders as a qualified REIT dividend that is taxed as ordinary income and for non-corporate taxpayers eligible for the 20%

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deduction for “qualified business income” under Code section 199A. Generally, only non-corporate shareholders who have held their shares for more than 45 days during the 91-day period beginning on the date which is 45 days prior to the ex-dividend date for such dividend are eligible for such treatment.

RICs that receive business interest income may pass through its business interest income under Code section 163(j) as a “section 163(j) interest dividend.” A RIC’s total section 163(j) interest dividend amount for a tax year is limited to the excess of the RIC’s business interest income over the sum of its business interest expense and its other deductions properly allocable to its business interest income. A registered investment company shareholder that receives a section 163(j) interest dividend may treat the dividend as interest income for purposes of section 163(j), subject to holding period requirements and other limitations.

If a person acquires Shares shortly before the record date of a distribution, the price of the Shares may include the value of the distribution, and the person will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment in such Shares.

Distributions paid by the Fund generally will be treated as received by a Shareholder at the time the distribution is made. However, the Fund may, under certain circumstances, elect to treat a distribution that is paid during the following tax year as if it had been paid during the tax year in which the income or gains supporting the distribution was earned. If the Fund makes such an election, the Shareholder will still be treated as receiving the distribution in the tax year in which the distribution is received. In this instance, however, any distribution declared by the Fund in October, November or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated for tax purposes as if it had been received by Shareholders on December 31 of the calendar year in which the distribution was declared.

The Fund will designate (1) any distribution that constitutes a qualified dividend as qualified dividend income; (2) any tax-exempt distribution as an exempt-interest dividend; (3) any distribution of long-term capital gains as a capital gain dividend; (4) any dividend eligible for the corporate dividends received deduction; (5) any distribution that is comprised of qualified REIT dividend income as a Section 199A dividend; and (6) any distribution that constitutes excess Code section 163(j) interest income as a Code section 163(j) interest dividend as such in a written notice provided to shareholders after the close of the Fund’s taxable year. Shareholders receiving distributions in the form of additional Shares will receive a report as to the NAV of those Shares.

Sale or Exchange of Shares

The repurchase or transfer of Shares may result in a taxable gain or loss to the tendering Shareholder. Different tax consequences may apply for tendering and non-tendering Shareholders in connection with a repurchase offer. For example, if a Shareholder does not tender all of his, her, or its Shares, such repurchase may be treated as a dividend (as opposed to a sale or exchange) for U.S. federal income tax purposes, and may result in deemed distributions to non-tendering Shareholders. On the other hand, Shareholders holding Shares as capital assets who tender all of their Shares (including Shares deemed owned by Shareholders under constructive ownership rules) will be treated as having sold their Shares and generally will recognize capital gain or loss. The amount of the gain or loss will be equal to the difference between the amount received for the Shares and the Shareholder’s adjusted tax basis in the relevant Shares. Such gain or loss generally will be a long-term capital gain or loss if the Shareholder has held such Shares as capital assets for more than one year. Otherwise, the gain or loss will be treated as short-term capital gain or loss.

Losses realized by a Shareholder on the sale or exchange of Shares held as capital assets for six months or less will be treated as long-term capital losses to the extent of any distribution of long-term capital gains received (or deemed received, as discussed above) with respect to such Shares. In addition, no loss will be allowed on a sale or other disposition of Shares if the Shareholder acquires (including through reinvestment of distributions or otherwise) Shares, or enters into a contract or option to acquire Shares, within 30 days before or after any disposition of such Shares at a loss. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Under current law, net capital gains recognized by non-corporate Shareholders are generally subject to U.S. federal income tax at lower rates than the rates applicable to ordinary income.

In general, U.S. Shareholders currently are generally subject to a maximum U.S. federal income tax rate of either 15% or 20% (depending on whether the Shareholder’s income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in Shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. Shareholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate Shareholders with net capital losses for a tax year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each tax year. Any net capital losses of a non-corporate Shareholder in excess of $3,000 generally may be carried forward and used in subsequent tax years as provided in the Code. Corporate Shareholders generally may not deduct any net capital losses for a tax year, but may carry back such losses for three tax years or carry forward such losses for five tax years.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from repurchases or other taxable dispositions of Shares) of U.S. individuals, estates, and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts. U.S. persons that are individuals, estates, or trusts are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of their investment in the Fund.

The Fund (or if a U.S. Shareholder holds Shares through an intermediary, such intermediary) will send to each of its U.S. Shareholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per Share and per distribution basis, the amounts includible in such U.S. Shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal income tax status of each year’s distributions generally will be reported to the IRS, including the amount of distributions, if any, eligible for the preferential

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maximum rate generally applicable to long-term capital gains. Distributions paid by the Fund generally will not be eligible for the corporate dividends received deduction or the preferential tax rate applicable to Qualifying Dividends because the Fund’s income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. Shareholder’s particular situation.

Under U.S. Treasury regulations, if a Shareholder recognizes losses with respect to Shares of: (a) $2 million or more for an individual Shareholder in any single tax year or $4 million or more in any combination of tax years; or (b) $2 million or more for a Shareholder that is a partnership or S Corporation in any single tax year (whether or not any losses flow through to one or more partners or shareholders), or $4 million or more in any combination of tax years (whether or not any losses flow through to one or more partners or shareholders); or (c) $10 million or more for a corporate Shareholder in any single tax year or $20 million or more in any combination of tax years, the Shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct Shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Reporting of adjusted cost basis information is required for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

Backup Withholding and Information Reporting

Information returns will be filed with the IRS in connection with payments on Shares and the proceeds from a sale or other disposition of Shares. A Shareholder will be subject to backup withholding on all such payments if it fails to provide the payor with its correct taxpayer identification number (generally, in the case of a U.S. resident Shareholder, on an IRS Form W-9), make required certifications, or otherwise fails to establish an exemption from backup withholding. Corporate Shareholders and certain other Shareholders generally are exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against the applicable Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Taxation of Non-U.S. Shareholders

Whether an investment in the Fund is appropriate for a non-U.S. Shareholder (as defined below) will depend upon that investor’s particular circumstances. An investment in the Fund by a non-U.S. Shareholder may have adverse tax consequences. Non-U.S. Shareholders should consult their tax advisors before investing in Shares.

The U.S. federal income taxation of a Shareholder that is a nonresident alien individual, a foreign trust or estate, or a foreign corporation, as defined for U.S. federal income tax purposes (a “non-U.S. Shareholder”), depends on whether the income that the Shareholder derives from the Fund is “effectively connected” with a U.S. trade or business carried on by the Shareholder.

If the income that a non-U.S. Shareholder derives from the Fund is not “effectively connected” with a U.S. trade or business carried on by such non-U.S. Shareholder, distributions of “investment company taxable income” (including any deemed distributions with respect to a repurchase offer) will generally be subject to a U.S. federal withholding tax at a rate of 30% (or a lower rate provided under an applicable treaty). Alternatively, if the income that a non-U.S. Shareholder derives from the Fund is effectively connected with a U.S. trade or business of the non-U.S. Shareholder, the Fund will not be required to withhold U.S. federal tax if the non-U.S. Shareholder complies with applicable certification and disclosure requirements, although such income will be subject to U.S. federal income tax in the manner described below and at the rates applicable to U.S. residents. Backup withholding will not, however, be applied to payments that have been subject to this 30% withholding tax applicable to non-U.S. Shareholders.

A non-U.S. Shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business will generally be exempt from U.S. federal income tax on capital gains distributions, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares. If, however, such a non-U.S. Shareholder is a nonresident alien individual and is physically present in the United States for 183 days or more during the tax year and meets certain other requirements such capital gains distributions, undistributed capital gains and gains from the sale or exchange of Shares will be subject to a 30% U.S. tax.

Furthermore, properly designated distributions by the Fund and received by non-U.S. Shareholders are generally exempt from U.S. federal withholding tax when they (a) are paid by the Fund in respect of the Fund’s “qualified net interest income” (i.e., the Fund’s U.S. source interest income, subject to certain exceptions, reduced by expenses that are allocable to such income), or (b) are paid by the Fund in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gains over the Fund’s long-term capital losses for such tax year). However, depending on the circumstances, the Fund may designate all, some or none of the Fund’s potentially eligible distributions as derived from such qualified net interest income or from such qualified short-term capital gains, and a portion of such distributions (e.g., derived from interest from non-U.S. sources or any foreign currency gains) would be ineligible for this potential exemption from withholding. Moreover, in the case of Shares held through an intermediary, the intermediary may have withheld amounts even if the Fund reported all or a portion of a distribution as exempt from U.S. federal withholding tax. To qualify for this exemption from withholding, a non-U.S. Shareholder must comply with applicable certification requirements relating to its non-U.S. tax residency status (including, in general, furnishing an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8ECI, IRS Form W-8IMY or IRS Form W-8EXP, or an acceptable substitute or successor form). Thus, an investment in the Shares by a non-U.S. Shareholder may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest.

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If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a non-U.S. Shareholder, any distributions of “investment company taxable income,” capital gains distributions, amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares will be subject to U.S. income tax, on a net income basis, in the same manner, and at the graduated rates applicable to, U.S. persons. If such a non-U.S. Shareholder is a corporation, it may also be subject to the U.S. branch profits tax.

A non-U.S. Shareholder other than a corporation may be subject to backup withholding on net capital gains distributions that are otherwise exempt from withholding tax or on distributions that would otherwise be taxable at a reduced treaty rate if such Shareholder does not certify its non-U.S. status under penalties of perjury or otherwise establish an exemption.

If the Fund distributes net capital gains in the form of deemed rather than actual distributions, a non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the Shareholder’s allocable share of the tax the Fund pays on the capital gains deemed to have been distributed. To obtain the refund, the non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

Under the Foreign Account Tax Compliance Act provisions of the Code, withholding of U.S. tax (at a 30% rate) is required on payments of taxable dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive reporting and withholding requirements in the Code designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.

The tax consequences to a non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund, including the potential application of the U.S. estate tax.

Other Taxes

Shareholders may be subject to state, local, and non-U.S. taxes applicable to their investment in the Fund. In those states or localities, entity-level tax treatment and the treatment of distributions made to Shareholders under those jurisdictions’ tax laws may differ from the treatment under the Code. Accordingly, an investment in Shares may have tax consequences for Shareholders that are different from those of a direct investment in the Fund’s portfolio investments. Shareholders are advised to consult their tax advisors with respect to the particular tax consequences to them of an investment in the Fund.

PLAN OF DISTRIBUTION

Under the terms of the Multi-Class Exemptive Relief, the Fund is subject to Rule 18f-3 under the 1940 Act. The Fund has adopted a Multi-Class Plan pursuant to Rule 18f-3 under the 1940 Act. Under the Multi-Class Plan, Shares of each class of the Fund represent an equal pro rata interest in the Fund and, generally, have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class has a different designation; (b) each class of shares bears any class-specific expenses; and (c) each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that class.

ALPS Distributors, Inc., (the “Distributor” or “ALPS”), located at 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter and acts as the Distributor of the Fund’s Shares on a best efforts basis, subject to various conditions. The Fund’s Shares are offered for sale through the Distributor at NAV. The Distributor also may enter into selling agreements with selling agents and certain other financial intermediaries for the sale and distribution of the Shares. These selling agents and other financial intermediaries may impose terms and conditions on investor accounts and investments in the Fund that are in addition to the terms and conditions set forth in this Prospectus. Any terms and conditions imposed by such selling agent or other financial intermediary, or operational limitations applicable to such parties, may affect or limit a shareholder’s ability to purchase the Shares or tender the Shares for repurchase, or otherwise transact business with the Fund. The Shares will be offered at NAV per share calculated each business day, plus any applicable sales load. Institutional Shares are not subject to a sales load however, investors may be required to pay brokerage commissions on purchases or sales of Institutional Shares to the selling agents and other financial intermediaries through which the Institutional Shares are purchased. Investors should consult with these dealer parties about the sales load and any additional fees or charges they might impose on each class of Shares in addition to any fees imposed by the Fund.

Shares will not be listed on any national securities exchange and the Distributor will not act as a market maker in Shares.

Distribution and Shareholder Servicing Fee on Class A Shares

Class A Shares are subject to an ongoing Distribution and Servicing Fee to compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of clients who own Shares of the Fund, as further discussed below. The maximum annual rates at which the Distribution and Servicing Fees may be paid under the Distribution and Servicing Plan (calculated as a percentage of the Fund’s average daily net assets attributable to the Class A Shares) is 0.75%, which reduce the NAV of Class A Shares. 0.25% of such fee is a shareholder service fee and the remaining portion is a distribution fee paid pursuant to Rule 12b-1.

The Fund has adopted a distribution and servicing plan (the “Distribution and Servicing Plan”) to pay to the Distributor a Distribution and Servicing Fee for certain activities relating to the distribution of Class A Shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the Class A Shares. The Distribution and Servicing Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 in accordance with the terms of the Multi-Class Exemptive Relief.

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Shareholder services for which the Distribution and Servicing Plan contemplate paying Distribution and Servicing Fees include, but are not limited to, the following functions: (i) answering shareholder inquiries regarding account status and history, the manner in which purchases, exchanges and repurchases of Shares may be effected and certain other matters pertaining to the shareholders’ investments; (ii) receiving, aggregating and processing shareholder orders; (iii) furnishing shareholder sub-accounting; (iv) providing and maintaining elective shareholder services such as check writing and wire transfer services; (v) providing and maintaining pre-authorized investment plans; (vi) communicating periodically with shareholders; (vii) acting as the sole shareholder of record and nominee for shareholders; (viii) maintaining accounting records for shareholders; (ix) answering questions and handling correspondence from shareholders about their accounts; (x) issuing confirmations for transactions by shareholders; (xi) performing similar account administrative services; (xii) providing such shareholder communications and recordkeeping services as may be required for any program for which a Service Organization is a sponsor that relies on Rule 3a-4 under the 1940 Act (i.e., a “wrap fee” program); and (xiii) providing such other similar services as may reasonably be requested to the extent a Service Organization is permitted to do so under applicable statutes, rules, or regulations. The distribution and/or servicing fee may be spent by the Distributor for the services rendered to holders of Class A Shares as set forth above, but will generally not be spent by the Distributor on recordkeeping charges, accounting expenses, transfer costs or custodian fees.

Institutional Shares are not subject to any distribution fee or shareholder servicing fee.

Additional Payments to Dealers

In addition to payments made by the Fund for distribution and shareholder servicing, the Adviser or its affiliates may make additional payments (“Additional Payments”) to certain selling or shareholder servicing agents for the Fund, which includes broker-dealers. These Additional Payments are made in connection with the sale and distribution of shares of the Fund or for services to the Fund and its shareholders. These Additional Payments, which may be significant, are paid by the Adviser or its affiliates, out of their own resources, which may include profits derived from servicing the Fund. Such payments by such parties may create an incentive for these financial institutions to recommend that you purchase Fund shares.

In return for these Additional Payments, the Adviser expects to receive certain marketing or servicing advantages that are not generally available funds that do not make such payments. Such advantages are expected to include, without limitation, placement of the Fund on a list of funds offered as investment options to the selling agent’s clients (sometimes referred to as “Shelf Space”); access to the selling agent’s registered representatives; and the ability to assist in training and educating the selling agent’s registered representatives.

Certain selling or shareholder servicing agents receive these Additional Payments to supplement amounts payable by the Fund under the Plan. In exchange, these agents provide services including, but not limited to, establishing and maintaining accounts and records; answering inquiries regarding purchases, exchanges and redemptions; processing and verifying purchase, redemption and exchange transactions; furnishing account statements and confirmations of transactions; processing and mailing monthly statements, prospectuses, shareholder reports and other SEC-required communications; and providing the types of services that might typically be provided by the Transfer Agent (e.g., the maintenance of omnibus or omnibus-like accounts, the use of the National Securities Clearing Corporation for the transmission of transaction information and the transmission of shareholder mailings) or other service providers.

The Additional Payments may create potential conflicts of interests between an investor and a selling agent who is recommending a particular fund over other funds. Before investing, you should consult with your financial consultant and review carefully any disclosure by the selling agent as to what monies they receive from fund advisers and distributors, as well as how your financial consultant is compensated.

Choosing a Share Class

Through this Prospectus, the Fund is offering two classes of shares: Class A Shares and Institutional Shares. The two classes of Shares represent interests in the same portfolio of investments and have the same rights and differ in the expenses to which they are subject. The decision as to which class of Shares (A or Institutional) is more beneficial to you depends on the amount of your investment. If you are investing a large amount, you should consider purchasing Institutional Shares. If you are investing a lesser amount, you should consider Class A Shares. Not all financial intermediaries make all classes of shares available to their clients. Third parties making Fund shares available to their clients determine which share class(es) to make available.

Class A Shares. Class A Shares can be purchased directly through the Distributor or through registered broker-dealers, banks, advisers and other financial institutions. Class A Shares are purchased at net asset value and are subject to 12b-1 and shareholder servicing fees. Class A Shares are intended primarily for investors who meet the investment minimum for Class A Shares and investors investing through omnibus accounts held by financial intermediaries that have entered into arrangements with the Fund’s Distributor to offer Class A Shares.

Sales Charge – Class A Shares

Unless you are eligible for a waiver, the public offering price you pay when you buy Class A Shares of the Fund is the NAV of the Shares plus an initial sales charge. The initial sales charge varies depending upon the size of your purchase, as set forth below. You do not pay a sales charge on the Fund’s distributions or dividends you reinvest in additional Class A Shares. For investors investing in Class A Shares of the Fund through a financial intermediary, it is the responsibility of the financial intermediary to ensure that you obtain the proper “breakpoint” discount. Because

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the offering price is calculated to two decimal places, the dollar amount of the sales charge as a percentage of the offering price and your net amount invested for any particular purchase of Fund Shares may be higher or lower depending on whether downward or upward rounding was required during the calculation process. Class A Shares are subject to the following sales charge:

Your Investment Amount	Sales Charge as a Percentage of the Offering Price	Sales Charge as a Percentage of the Net Amount Invested	Dealer Concession as a Percentage of the Offering Price
Less than $100,000	2.5%	2.56%	2.5%
$100,000-$249,000	2.0%	2.04%	2.0%
Over $250,000	None	None	1.5%
Note: The above percentages may vary for particular investors due to rounding.

CDSC. If any Class A Shares for which you did not pay a sales charge are repurchased before the first day of the month in which the eighteen-month anniversary of your initial purchase falls, a CDSC of 1.5% normally will be collected. The CDSC is not charged on Shares acquired through reinvestment of dividends or capital gain distributions and is charged on the original purchase cost or the current market value of the Shares at the time they are repurchased, whichever is lower. In addition, repayment of loans under certain retirement and benefit plans will constitute new sales for purposes of assessing the CDSC. To minimize the amount of any CDSC, the Fund repurchases Shares in the following order:

1. Shares acquired by reinvestment of dividends and capital gain distributions (always free of a CDSC);

2. Shares held for 18 months or more; and

3. Shares held before the first day of the month in which the 18th month anniversary of the initial purchase.

Sales Charge Reductions and Waivers

Please inform the Fund or your financial intermediary at the time of your purchase of Fund Shares if you believe you qualify for a reduced front-end sales charge.

Reducing Your Class A Share Front-End Sales Charge. You may purchase Class A Shares at a discount if you qualify under the circumstances outlined below. To receive a reduced front-end sales charge, you must let the Fund or your financial intermediary know at the time of your purchase of Fund Shares that you believe you qualify for a discount. Investors should consult with their financial intermediary about the calculation of the sales charge and any additional fees or charges their financial intermediary might impose on Class A Shares.

You may be asked to provide supporting account statements or other information to allow us or your financial intermediary to verify your eligibility for a discount. If you or your financial intermediary do not notify the Fund or provide the requested information, you may not receive the reduced sales charge for which you otherwise qualify. Class A Shares may be purchased at a discount if you qualify under any of the following conditions:

●

Rights of Accumulation – When purchasing Shares of the Fund, a Purchaser (as defined below) may combine the value of any class of Shares currently owned with a new purchase of Class A Shares of the Fund in order to reduce the sales charge on the new purchase. To the extent that your financial intermediary is able to do so, the value of Shares determined for the purpose of reducing the sales charge of a new purchase under the Rights of Accumulation will be calculated at the higher of: (1) the aggregate current maximum offering price of your existing Shares or (2) the aggregate amount you invested in such Shares (including dividend reinvestments but excluding capital appreciation) less any redemptions. You should retain any information and account records necessary to substantiate the historical amounts you and any related Purchasers have invested in Shares. You must inform the Fund and/or your financial intermediary at the time of purchase if you believe your purchase qualifies for a reduced sales charge and you may be requested to provide documentation of your holdings in order to verify your eligibility as financial intermediaries may have different policies for determining the aggregated holdings of Shares by related Purchasers. If you do not do so, you may not receive all sales charge reductions for which you are eligible.

●

Letter of Intention – In order to reduce your Class A front-end sales charge, a Purchaser may combine purchases of Class A Shares the Purchaser intends to make over the next 13 months in determining the applicable sales charge. The 13- month Letter of Intention period commences on the day that the Letter of Intention is received by the Fund, and the Purchaser must tell the Fund that later purchases are subject to the Letter of Intention. Purchases submitted prior to the date the Letter of Intention is received by the Fund are not counted toward the sales charge reduction. Current holdings under Rights of Accumulation may be included in a Letter of Intention in order to reduce the sales charge for purchases during the 13-month period covered by the Letter of Intention. Shares purchased through reinvestment of dividends or distributions are not included. Class A Shares valued at up to 5% of the amount of intended purchases are escrowed and may be redeemed to cover the additional sales charges payable if the intended purchases under the Letter of Intention are not completed. The Letter of Intention is neither a binding obligation on you to buy, nor on the Fund to sell, any or all of the intended purchase amount.

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Purchaser

A Purchaser includes: (1) an individual; (2) an individual, his or her spouse, domestic partner, and children under the age of 21; (3) retirement and benefit plans including a 401(k) plan, profit-sharing plan, money purchase plan, defined benefit plan, and 457(b) plan sponsored by a governmental entity, non-profit organization, school district or church to which employer contributions are made, as well as SIMPLE IRA plans and SEP-IRA plans; or (4) a trustee or other fiduciary purchasing Shares for a single trust, estate or single fiduciary account. An individual may include under item (1) his or her holdings in the Fund as described below in IRAs, as a sole participant of a retirement and benefit plan sponsored by the individual’s business, and as a participant in a 403(b) plan to which only pre-tax salary deferrals are made. An individual, his or her spouse, and domestic partner may include under item (2) their holdings in IRAs, and as the sole participants in retirement and benefit plans sponsored by a business owned by either or both of them. A retirement and benefit plan under item (3) includes all qualified retirement and benefit plans of a single employer and its consolidated subsidiaries, and all qualified retirement and benefit plans of multiple employers registered in the name of a single bank trustee.

Front-End Sales Charge Waivers. Class A Shares may be purchased without a front-end sales charge (at NAV) under any of the following conditions:

● purchases made by or on behalf of financial intermediaries for clients that pay the financial intermediaries fees in connection with a fee-based advisory program;

● purchases by investors maintaining a brokerage account with a registered broker-dealer that has entered into an agreement with the Fund’s distributor to offer Class A shares through a load waived network or platform, which may or may not charge transaction fees;

● purchases of $250,000 or more (may be subject to a CDSC); and

● purchases by employees of any consenting securities dealer having a sales agreement with the Fund’s distributor.

CDSC Waivers. The CDSC will not be assessed on the redemption of Class A Shares upon the death of a shareholder or eligible mandatory distributions under the Code. Documentation may be required and some limitations may apply.

Sales Charge Waivers on Transfers between Accounts. Class A Shares can be purchased at NAV under the following circumstances:

● Transfers of Shares from an IRA or other qualified retirement plan account to a taxable account in connection with a required minimum distribution; or

● Transfers of Shares held in a taxable account to an IRA or other qualified retirement plan account for the purpose of making a contribution to the IRA or other qualified retirement plan account.

A CDSC will not be imposed at the time of the transaction under such circumstances; instead, the date on which such Shares were initially purchased will be used to calculate any applicable CDSC when the Shares are redeemed. You must inform the Fund and/or your financial intermediary at the time of purchase if you believe your purchase qualifies for a reduced sales charge and you may be requested to provide documentation of your holdings in order to verify your eligibility. If you do not do so, you may not receive all sales charge reductions for which you are eligible.

Dealer Concessions Without a Front-End Sales Charge. For purchases of Class A Shares, the Fund’s distributor may pay dealers distribution-related compensation (i.e., concessions) according to the schedule set forth below (which may be subject to a CDSC). Dealers receive concessions described below on purchases made within a 12-month period beginning with the first NAV purchase of Class A Shares for the account. Accordingly with respect to additional purchase amounts, the concession rate resets on each anniversary date of the initial NAV purchase, provided that the account continues to qualify for treatment at NAV.

The dealer concession received is based on the amount of the Class A Shares investment as follows:

Class A Investment Amount	Front-End Sales Charge	Dealer’s Concession
Over $250,000	None	1.50%

Class A Shares purchased without a sales charge will be subject to a 1.50% CDSC if they are redeemed before the first day of the month in which the eighteen-month anniversary of the purchase falls.

Institutional Shares. Institutional Shares are sold at NAV without an initial sales charge so that the full amount of your purchase payment may be immediately invested in the applicable Fund. Institutional Shares are not subject to 12b-1 fees or fees under the Distribution and Shareholder Services Plan. Institutional Shares can be purchased directly through the Distributor or other financial institutions, which may charge transaction fees with respect to your purchase. Institutional Shares are intended for: (i) investors who meet the investment minimum for Institutional Shares, (ii) institutional investors (e.g., financial institutions, corporations, trusts, foundations), (iii) funds of funds, (iv) investors investing through omnibus accounts held by financial intermediaries that charge transaction fees and have entered into arrangements with the Fund’s Distributor to offer Institutional Shares, (v) current and former trustees of the Fund, and (vi) other investors that have been approved by the Fund or the Adviser.

The Fund may offer Institutional Shares through platforms of brokers and other financial intermediaries that have agreements with the Fund’s Distributor to offer such shares solely when acting as an agent for the investor. Because the Fund does not charge any distribution fees or sales charges in connection with Institutional Shares, these shares are often referred to as “Clean Shares”. However, financial intermediaries may

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charge fees (including, without limitation, a commission) for investors’ purchases and/or redemptions of Clean Shares, as determined by the financial intermediary. Therefore, investors of Clean Shares should consider that other share classes of the Fund are sold subject to different fees and expenses. Investors should discuss their share class purchase options with their financial intermediary representative.

How to Purchase Shares; Timing of Purchase of Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Transfer Agent. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Financial Intermediaries are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund’s behalf. The Fund will be deemed to have received a purchase or redemption order when an authorized Financial Intermediary or their designee receives the order. Orders will be priced at the Fund’s NAV (plus any applicable sales charge) next computed after it is received by a Financial Intermediary or the Financial Intermediary’s designee. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial Intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund and for forwarding payment promptly. Orders placed with a Financial Intermediary before the close of regular trading (generally 4:00 p.m. Eastern Time) on a day that the New York Stock Exchange is open for business will be priced at the Fund’s NAV (plus any applicable sales charge) next computed after it is received by the Financial Intermediary.

In compliance with the USA Patriot Act of 2001, the Transfer Agent will verify certain information on each subscription agreement. As requested on the subscription agreement, investors must supply full name, date of birth, social security number and residential street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call Investor Relations at (833) 429-6642 (833-4Axonic) for additional assistance when completing a subscription agreement.

If the Transfer Agent does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Transfer Agent also may reserve the right to close the account within five business days if clarifying information/documentation is not received.

Share Class Conversions

Subject to the conditions set forth in this paragraph, shareholders eligible to purchase Institutional Shares may convert their Class A Shares to Institutional Shares. To qualify for a conversion, the shareholder must satisfy the conditions for investing in Institutional Shares (as described in this Prospectus and the Fund’s Statement of Additional Information). Also, shares are not eligible to be converted until any applicable CDSC period has expired. No sales charge will be imposed on the conversion of Class A Shares into Institutional Shares. The shareholder or financial intermediary making the conversion request must submit the request in writing. In addition, the financial intermediary or other responsible party must process and report the transaction as a conversion. The value of the shares received during a conversion will be based on the relative NAV of the shares being converted and the shares received as a result of the conversion. It generally is expected that conversions will not result in taxable gain or loss.

By Mail

To make an initial purchase by mail, complete a subscription agreement and mail the application, together with a check made payable to Axonic Alternative Income Fund to:

Axonic Alternative Income Fund
c/o SS&C GIDS, Inc.
P.O. Box 219576
Kansas City, MO 64121-9576
Telephone: (833) 429-6642 (833-4Axonic)
Attn: Investor Relations

All checks must be in U.S. dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third-party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

It is the policy of the Fund not to accept subscription agreements under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any subscription agreement.

By Wire — Initial Investment

To make an initial investment in the Fund, the Transfer Agent must receive a completed subscription agreement before an investor wires funds. Investors may mail or overnight deliver a subscription agreement to the Transfer Agent. Upon receipt of the completed subscription agreement, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-833-429-6642 for

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wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received, if they are received by the Fund’s designated bank before the close of regular trading on the New York Stock Exchange. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
Credit: SS&C GIDS, Inc.
Account #: (number provided by calling toll-free number above)
Further Credit: Axonic Alternative Income Fund
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Wired funds must be received prior to 4:00 p.m. Eastern Time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Investment Minimum

The minimum initial investment for Institutional Shares and Class A Shares of the Fund is $50,000 and $2,500, respectively, and subsequent investments therein may be made in any amount. The Adviser may, in its sole discretion, waive these minimums for accounts participating in an automatic investment program and in certain other circumstances. The Fund may waive or lower investment minimums for investors who invest in the Fund through an asset-based fee program made available through a financial intermediary. If your investment is aggregated into an omnibus account established by an investment adviser, broker or other financial intermediary, the account minimums apply to the omnibus account, not to your individual investment. The financial intermediary may also impose minimum requirements that are different from those set forth in this Prospectus. If you choose to purchase shares from or effect repurchase requests directly with the Fund, you will not incur charges on such purchases and repurchases. However, if you purchase shares or effect repurchase requests through a broker-dealer or other intermediary, you may be charged a fee by that intermediary.

Other Policies

No Share Certificates. The issuance of Shares is recorded electronically on the books of the Fund. You will receive a confirmation of, or account statement reflecting, each new transaction in your account, which will also show the total number of Shares of the Fund you own. You can rely on these statements in lieu of certificates. The Fund does not issue certificates representing Shares of the Fund.

Customer Identification Program

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person that opens a new account, and to determine whether such person’s name appears on government lists of known or suspected terrorists and terrorist organizations. As a result, the Fund must obtain the following information for each person that opens a new account:

●	Name;
●	Date of birth (for individuals);
●	Residential or business street address (although post office boxes are still permitted for mailing); and
●	Social Security number, taxpayer identification number, or other identifying information.

You may also be asked for a copy of your driver’s license, passport or other identifying document in order to verify your identity. In addition, it may be necessary to verify your identity by cross-referencing your identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other entities. If you are opening the account in the name of a legal entity (e.g., partnership, limited liability company, business trust, corporation, etc.), you must also supply the identity of the beneficial owners.

Federal law prohibits the Fund and other financial institutions from opening a new account on behalf of a natural person unless they receive the minimum identifying information listed above. After an account is opened, the Fund may restrict your ability to purchase additional Shares until your identity is verified. The Fund may close your account or take other appropriate action if it is unable to verify your identity within a reasonable time. The Fund and its agents will not be responsible for any loss in an investor’s account resulting from the investor’s delay in providing all required identifying information or from closing an account and repurchasing an investor’s Shares when an investor’s identity is not verified.

In addition, the Fund may be required to “freeze” your account if there appears to be suspicious activity or if account information matches information on a government list of known terrorists or other suspicious persons.

Fund Closings

The Fund may close at any time to new investments and, during such closings, only the reinvestment of dividends by existing Shareholders will be permitted. The Fund may re-open to new investment and subsequently close again to new investment at any time at the discretion of the Adviser. Any such opening and closing of the Fund will be disclosed to investors via a supplement to this Prospectus.

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Liquidation or Reorganization

To the extent authorized by law, the Fund reserves the right to discontinue offering Shares at any time, to merge or reorganize itself or a class of Shares, or to cease operations and liquidate at any time. A liquidation may have adverse tax consequences to Shareholders. If the Fund were to liquidate, Shareholders would receive a liquidating distribution in cash or in-kind equal to their proportionate interest in the Fund. A liquidating distribution would generally be a taxable event to Shareholders, resulting in a gain or loss for tax purposes, depending upon a Shareholder’s basis in his or her Shares of the Fund. A Shareholder would not be entitled to any refund or reimbursement of expenses borne, directly or indirectly, by the Shareholder (such as sales loads, account fees, or fund expenses), and a Shareholder may receive an amount in liquidation less than his or her original investment.

DISTRIBUTIONS

The Fund intends to distribute to its Shareholders as dividends all or substantially all of its net investment income and any realized net capital gains. Distributions from the Fund’s net investment income are accrued daily and typically paid monthly. However, there can be no assurances that the Fund will achieve any level of distribution to its Shareholders. The dividend rate may be modified by the Board from time to time.

To the extent that any portion of the Fund’s monthly distributions are considered a return of capital to Shareholders, such portion would not be considered dividends for U.S. federal income tax purposes, and would represent a return of the amounts that such Shareholders invested. Although such return of capital distributions are not currently taxable to Shareholders, such distributions will have the effect of lowering a Shareholder’s tax basis in such Shares, and could result in a higher tax liability when the Shares are sold, even if they have not increased in value, or in fact, have lost value. The Fund’s final distribution for each tax year is expected to include any remaining investment company taxable income and net tax-exempt income undistributed during the tax year, as well as any undistributed net capital gain realized during the tax year. If the total distributions made in any tax year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits and as return of capital thereafter. This distribution policy, may, under certain circumstances, have adverse consequences to the Fund and its Shareholders because it may result in a return of capital resulting in less of a Shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell securities at a time it would not otherwise do so to manage the distribution of income and gain.

Each year, a statement on IRS Form 1099-DIV identifying the sources of the distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, which is a nontaxable distribution) will be furnished to Shareholders subject to IRS reporting. Fund ordinary distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. To the extent that the Fund pays distributions to Shareholders using proceeds it receives from Fund distributions, such distributions generally would constitute a return of investor capital and generally will lower an investor’s tax basis in his or her Shares. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from the Fund’s investment activities. There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.

As discussed in the “Tax Aspects” section, to qualify for and maintain RIC tax treatment, the Fund is required to distribute on a timely basis with respect to each tax year dividends for U.S. federal income tax purposes of an amount at least equal to the sum of 90% of “investment company taxable income” and net tax-exempt interest income, determined without regard to any deduction for dividends paid, for such tax year. To avoid certain excise taxes imposed on RICs, the Fund is required to distribute in respect of each calendar year dividends of an amount at least equal to the sum of (1) 98% of ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of capital gain net income (adjusted for certain ordinary losses) generally for the one-year period ending on October 31 of the calendar year and (3) any ordinary income and capital gain net income for previous calendar years that were not distributed during such calendar years and on which the Fund paid no U.S. federal income tax. The Fund can offer no assurance that it will achieve results that will permit the payment of any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes it to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund’s borrowings. Any such limitations would adversely impact the Fund’s ability to make distributions to Shareholders.

Automatic Dividend Reinvestment

Dividends and capital gains distributions are automatically reinvested, unless otherwise noted. Reinvested dividends increase the Fund’s total assets on which a management fee is payable to the Adviser. You may notify the Transfer Agent in writing to:

●	Choose to receive dividends or distributions (or both) in cash; or
●	Change the way you currently receive distributions

Shares may be distributed in lieu of cash. The number of Shares that will be distributed in lieu of cash is determined by dividing the dollar amount of the distribution to be reinvested by the NAV as of the close of business on the day of the distribution.

Your taxable income is the same regardless of which option you choose. For further information about dividend reinvestment, contact the Transfer Agent by telephone at (833) 429-6642 (833-4Axonic).

FISCAL YEAR; REPORTS

For accounting purposes, the Fund’s fiscal year and tax year end is October 31. As soon as practicable after the end of each calendar year, a statement on IRS Form 1099-DIV identifying the sources of the distributions paid by the Fund to Shareholders for tax purposes will be furnished to Shareholders subject to IRS reporting. In addition, the Fund will prepare and transmit to Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

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INQUIRIES

Inquiries concerning the Fund and the Shares should be directed to:

Axonic Alternative Income Fund
c/o SS&C GIDS, Inc.
430 W 7th Street, Suite 219576
Kansas City, MO 64105-1407

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TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

INVESTMENT POLICIES AND RISKS	1
INVESTMENT RESTRICTIONS	18
MANAGEMENT	20
REPURCHASE OF SHARES	26
PORTFOLIO TRANSACTIONS	27
PROXY VOTING POLICY AND PROXY VOTING RECORD	28
TAXATION	29
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES	36
OTHER SERVICE PROVIDERS	36
OTHER MATTERS	37
FINANCIAL STATEMENTS	38

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Investors should rely only on the information contained in this Prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this Prospectus. If any such information or statements are given or made, investors should not rely upon such information or representations. This Prospectus does not constitute an offer to sell any securities other than those to which this Prospectus relates, or an offer to sell to, or a solicitation of an offer to buy from, any person in any jurisdiction where such an offer or solicitation would be unlawful. This Prospectus speaks as of the date set forth below. Investors should not assume that the delivery of this Prospectus or that any sale made pursuant to this Prospectus implies that the information contained in this Prospectus will remain fully accurate and correct as of any time subsequent to the date of this Prospectus.

AXONIC ALTERNATIVE INCOME FUND

Institutional Shares

Class A Shares

PROSPECTUS

February 28, 2026

AXONIC ALTERNATIVE INCOME FUND

STATEMENT OF ADDITIONAL INFORMATION

February 28, 2026

This Statement of Additional Information (the “SAI”) provides additional information to the Prospectus for Axonic Alternative Income Fund (the “Fund”) dated February 28, 2026, as it may be amended from time to time. This SAI is not a prospectus and should only be read in conjunction with the Prospectus. You may obtain the Prospectus without charge by writing to the Fund, c/o SS&C GIDS, Inc. at 430 West 7th Street, Kansas City, MO 64105-1407, by calling (833) 429-6642 (833-4Axonic) or by visiting the Fund’s website at www.axonicfunds.com. The Fund’s Annual Report to shareholders for the fiscal year ended October 31, 2024, is incorporated by reference herein. A copy of the Fund’s Annual Report can be obtained without charge by contacting the Fund at the address or telephone number specified above.

TABLE OF CONTENTS

INVESTMENT POLICIES AND RISKS	1
INVESTMENT RESTRICTIONS	28
MANAGEMENT	31
REPURCHASE OF SHARES	39
PORTFOLIO TRANSACTIONS	40
PROXY VOTING POLICY AND PROXY VOTING RECORD	42
QUARTERLY PORTFOLIO HOLDINGS	43
TAXATION	43
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES	53
OTHER SERVICE PROVIDERS	54
OTHER MATTERS	55
FINANCIAL STATEMENTS	56

INVESTMENT POLICIES AND RISKS

The Fund’s principal investment strategies and the risks associated with the same are described in the “Summary of Terms” and “Types of Investments and Related Risks” sections of the Prospectus. The following discussion provides additional information about those principal investment strategies and related risks, as well as information about investment strategies (and related risks) that the Fund may utilize, even though they are not considered to be “principal” investment strategies. Accordingly, an investment strategy (and related risk) that is described below, but which is not described in the Prospectus, should not be considered to be a principal strategy (or related risk) applicable to the Fund.

Borrowing. The Fund may borrow for investment purposes and for other purposes permitted by the Investment Company Act of 1940 (the “1940 Act”). Under current law as interpreted by the U.S. Securities and Exchange Commission (“SEC”) and its staff, the Fund may borrow money in the amount of up to one-third of the Fund’s total assets for any purpose and up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes. The Fund’s total assets include the amounts being borrowed. Under the 1940 Act, the Fund is required to maintain continuous asset coverage of 300% with respect to permitted borrowings. Borrowing tends to amplify the effects on the Fund’s net asset value (“NAV”) of any change in the value of the Fund’s portfolio securities. Borrowing subjects the Fund to costs in the form of interest, which the Fund may not recover through investment earnings. The Fund may also be required to maintain minimum average balances in connection with a borrowing or to pay a commitment or other fee to maintain a line of credit. These types of requirements would increase the cost of borrowing to the Fund over the stated interest rate.

Cash Investments. When Axonic Capital LLC (“Axonic” or the “Adviser”) believes market, economic or political conditions are unfavorable for investors, the Adviser may invest up to 100% of the Fund’s net assets in cash, cash equivalents or other short-term investments. Unfavorable market or economic conditions may include excessive volatility or a prolonged general decline in the securities markets or the U.S. economy. The Adviser also may invest in these types of securities or hold cash while looking for suitable investment opportunities or to maintain liquidity.

Collateralized Debt Obligations (“CDOs”). The Fund may invest in CDOs. A CDO is a security backed by a pool of bonds, loans and other debt obligations or preferred stock, including trust preferred securities (“TruPS”). CDOs are not limited to investing in one type of debt and accordingly, a CDO may own corporate bonds, commercial loans, asset-backed securities, residential mortgage-backed securities, commercial mortgage-backed securities, and emerging market debt. The CDO’s securities are typically divided into several classes, or bond tranches, that have differing levels of investment grade or credit tolerances. Most CDO issues are structured in a way that enables the senior bond classes and mezzanine classes to receive investment-grade credit ratings. Credit risk is shifted to the most junior class of securities. If any defaults occur in the assets backing a CDO, the senior bond classes are first in line to receive principal and interest payments, followed by the mezzanine classes and finally by the lowest rated (or non-rated) class, which is known as the equity tranche. Similar in structure to a collateralized mortgage obligation (described above) CDOs are unique in that they represent different types of debt and credit risk.

Collateralized Loan Obligations (“CLOs”). The Fund may invest in CLOs, which are debt instruments typically backed by a pool of loans, including domestic and non-U.S. senior secured loans, senior unsecured loans, subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans and loans secured by real property or by ownership of entities that own real property. The risks of an investment in a CLO depend largely on the type of the collateral securities and the class of the CLO (“tranches”) in which the Fund invests. Some CLOs have credit ratings, but are typically issued in various classes with various priorities. The most senior tranche has the highest credit quality and the lowest yield compared to the other tranches. The equity tranche has the highest potential yield but also has the greatest risk, as it typically first bears the defaults from the underlying loans and helps to protect the more senior tranches from risk of these defaults. However, even the most senior tranches can experience substantial losses due to actual defaults and decreased market value due to collateral default and disappearance of protecting tranches, market anticipation of defaults, as well as aversion to CLO securities as a class. Normally, CLOs are privately offered and sold (that is, they are not registered under the securities laws) and may be characterized by the Fund as illiquid securities; however, an active dealer market may exist for CLOs that qualify for Rule 144A transactions. In addition to the normal interest rate, default and other risks of fixed income securities, CLOs carry additional risks, including the possibility that distributions from collateral securities will not be adequate to make interest or other payments, the quality of the collateral may decline in value or default, the Fund may invest in CLOs that are subordinate to other classes, values may be volatile, and disputes with the issuer may produce unexpected investment results. In addition, interest on certain tranches of a CLO may be paid in-kind (meaning that unpaid interest is effectively added to principal), which involves continued exposure to default risk with respect to such payments. Certain CLOs may receive credit enhancement in the form of a senior-subordinate structure, over-collateralization or bond insurance, but such enhancement may not always be present and may fail to protect the Fund against the risk of loss due to defaults on the collateral. Certain CLOs may not hold loans directly, but rather, use derivatives such as swaps to create “synthetic” exposure to the collateral pool of loans. Such CLOs entail the risks of derivative instruments.

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Collateralized Mortgage Obligations (“CMOs”). The Fund may invest in CMOs. A CMO is a hybrid between a mortgage-backed bond and a mortgage pass-through security. A CMO is a type of mortgage-backed security that creates separate classes with varying maturities and interest rates, called tranches. Similar to a bond, interest and prepaid principal is paid, in most cases, semiannually. CMOs may be collateralized by whole mortgage loans, but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by the Government National Mortgage Association (“GNMA”), Freddie Mac (formerly known as the Federal Home Loan Mortgage Corporation) (“Freddie Mac”), or the Federal National Mortgage Association (“FNMA”), and their income streams.

CMOs are structured into multiple classes, each bearing a different fixed or floating interest rate and stated maturity. Actual maturity and average life will depend upon the prepayment experience of the collateral. CMOs provide for a modified form of call protection through a de facto breakdown of the underlying pool of mortgages according to how quickly the loans are repaid. Monthly payment of principal received from the pool of underlying mortgages, including prepayments, is first returned to investors holding the shortest maturity class. Investors holding the longer maturity classes receive principal only after the first class has been retired. An investor is partially guarded against a sooner than desired return of principal because of the sequential payments.

In a typical CMO transaction, a special purpose entity (issuer) issues multiple series (e.g., Series A, B, C and Z) of CMO bonds (“Bonds”). Proceeds of the Bond offering are used to purchase mortgages or mortgage pass-through certificates (Collateral). The Collateral is pledged to a third party trustee as security for the Bonds. Principal and interest payments from the Collateral are used to pay principal on the Bonds in the following order: Series A, B, C and Z. The Series A, B, and C Bonds all bear current interest. Interest on a Series Z Bond is accrued and added to principal and a like amount is paid as principal on the Series A, B, or C Bond currently being paid off. Only after the Series A, B, and C Bonds are paid in full does the Series Z Bond begin to receive payment. With some CMOs, the issuer serves as a conduit to allow loan originators to borrow against their loan portfolios.

CMOs that are issued or guaranteed by the U.S. government or by any of its agencies or instrumentalities will be considered U.S. government securities by the Fund, while other CMOs, even if collateralized by U.S. government securities, will have the same status as other privately issued securities for purposes of applying the Fund’s diversification tests.

Freddie Mac CMOs are debt obligations of Freddie Mac issued in multiple classes having different maturity dates which are secured by the pledge of a pool of conventional mortgage loans purchased by Freddie Mac. Payments of principal and interest on the Freddie Mac CMOs are made semiannually. The amount of principal payable on each semiannual payment date is determined in accordance with Freddie Mac’s mandatory sinking fund schedule, which, in turn, is equal to approximately 100% of FHA prepayment experience applied to the mortgage collateral pool. All sinking fund payments in the Freddie Mac CMOs are allocated to the retirement of the individual classes of bonds in the order of their stated maturities. Payment of principal on the mortgage loans in the collateral pool in excess of the amount of Freddie Mac’s minimum sinking fund obligation for any payment date are paid to the holders of the Freddie Mac CMOs as additional sinking fund payments. Because of the “pass-through” nature of all principal payments received on the collateral pool in excess of Freddie Mac’s minimum sinking fund requirement, the rate at which principal of the Freddie Mac CMOs is actually repaid is likely to be such that each class of bonds will be retired in advance of its scheduled maturity date. If collection of principal (including prepayments) on the mortgage loans during any semiannual payment period is not sufficient to meet Freddie Mac CMO’s minimum sinking fund obligation on the next sinking fund payment date, Freddie Mac agrees to make up the deficiency from its general funds.

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Classes of CMOs may also include interest only (“IOs”) and principal only (“POs”). IOs and POs are stripped mortgage-backed securities representing interests in a pool of mortgages the cash flow from which has been separated into interest and principal components. IOs (interest only securities) receive the interest portion of the cash flow while POs (principal only securities) receive the principal portion. IOs and POs can be extremely volatile in response to changes in interest rates. As interest rates rise and fall, the value of IOs tends to move in the same direction as interest rates. POs perform best when prepayments on the underlying mortgages rise since this increases the rate at which the investment is returned and the yield to maturity on the PO. When payments on mortgages underlying a PO are slow, the life of the PO is lengthened and the yield to maturity is reduced.

CMOs are generally subject to the same risks as mortgage-backed securities. In addition, CMOs may be subject to credit risk because the issuer or credit enhancer has defaulted on its obligations and the Fund may not receive all or part of its principal. Obligations issued by U.S. government-related entities are guaranteed as to the payment of principal and interest, but are not backed by the full faith and credit of the U.S. government. The performance of private label mortgage-backed securities, issued by private institutions, is based on the financial health of those institutions. Although GNMA guarantees timely payment of GNMA certificates even if homeowners delay or default, tracking the “pass-through” payments may, at times, be difficult.

Convertible Securities. The Fund may invest in convertible securities which are preferred stocks or bonds that pay a fixed or floating rate-based dividend or interest payment and are convertible into common stock or other equity interests at a specified price or conversion ratio during a specified period. Although convertible bonds, convertible preferred stocks, and other securities convertible into equity securities may have some attributes of income securities or debt securities, the Fund generally treats such securities as equity securities. By investing in convertible securities, the Fund may seek income, and may also seek the opportunity, through the conversion feature, to participate in the capital appreciation of the common stock or other interests into which the securities are convertible, while potentially earning a higher fixed rate of return than is ordinarily available in common stocks. While the value of convertible securities depends in part on interest rate changes and the credit quality of the issuers, the value of these securities will also change based on changes in the value of the underlying stock. Income paid by a convertible security may provide a limited cushion against a decline in the price of the security; however, convertible securities generally have less potential for gain than common stocks. Also, convertible bonds generally pay less income than non-convertible bonds.

The Fund may invest in contingent securities structured as contingent convertible securities, also known as “CoCos.” Contingent convertible securities are hybrid debt securities typically issued by non-U.S. banks and are designed to behave like bonds in times of economic health and either convert into equity at a predetermined share price or are written down in value based on the specific terms of the individual security if a pre-specified trigger event occurs. Unlike traditional convertible securities, the conversion of a contingent convertible security from debt to equity is “contingent” and will occur only in the case of a trigger event. Trigger events vary by instrument and are defined by the documents governing the contingent convertible security. Trigger events may include a decline in the issuer’s capital below a specified threshold level, increase in the issuer’s risk weighted assets, the share price of the issuer falling to a particular level for a certain period of time and certain regulatory events.

Contingent convertible securities are subject to the credit, interest rate, high yield security, foreign security and markets risks associated with bonds and equities, and to the risks specific to convertible securities in general. Contingent convertible securities are also subject to additional risks specific to their structure including conversion risk. Because trigger events are not consistently defined among contingent convertible securities, this risk is greater for contingent convertible securities that are issued by banks with capital ratios close to the level specified in the trigger event.

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In addition, coupon payments on contingent convertible securities are discretionary and may be cancelled by the issuer at any point, for any reason, and for any length of time. Due to the uncertainty surrounding coupon payments, contingent convertible securities may be volatile and their price may decline rapidly in the event that coupon payments are suspended.

Convertible contingent securities are a newer form of instrument and the regulatory environment for these instruments continues to evolve. Because the market for contingent convertible securities is evolving, it is uncertain how the larger market for contingent convertible securities would react to a trigger event or coupon suspension applicable to a single issuer.

Corporate Debt Securities. Corporate debt securities are long- and short-term debt obligations issued by companies (such as publicly issued and privately placed bonds, notes and commercial paper). The Adviser considers corporate debt securities to be of investment grade quality if they are rated BBB- or higher by S&P Global Ratings (“S&P”) or Fitch Ratings, Inc. (“Fitch”) or Baa3 or higher by Moody’s Investors Service, Inc. (“Moody’s”), or if unrated, determined by the Adviser to be of comparable quality. Investment grade debt securities generally have adequate to strong protection of principal and interest payments. In the lower end of this category, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal than in higher rated categories.

Credit Linked Notes (“CLNs”). The Fund may invest in CLNs. A CLN is a security with an embedded credit default swap allowing the issuer to transfer a specific credit risk to credit investors. In addition to the risk of loss of its principal investment, the Fund bears the risk that the issuer of the CLN will default or become bankrupt. In such an event, the Fund may have difficulty being repaid, or fail to be repaid, the principal amount of its investment. A downgrade or impairment to the credit rating of the issuer will also likely impact negatively the price of the CLN, regardless of the price of the bond(s) underlying the CLNs. A CLN is typically structured as a limited recourse, unsecured obligation of the issuer of such security such that the security will usually be the obligation solely of the issuer and will not be an obligation or responsibility of any other person, including the issuer of the underlying bond(s).

In addition to the risk of loss of its principal investment, the Fund bears the risk that a counterparty may be unable to fulfill the transaction or that the Fund may be required to purchase securities to meet delivery obligations. The Fund may have difficulty, be unable, or may incur additional costs to acquire such securities. Most CLNs are structured as Rule 144A securities so that they may be freely traded among institutional buyers. However, the market for CLNs may be, or suddenly can become, illiquid. The other parties to the transaction may be the only investors with sufficient understanding of the CLN to be interested in bidding for it. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices of CLNs. In certain cases, a market price for a CLN may not be available or may not be reliable, and the Fund could experience difficulty in selling such security at a price the portfolio manager believes is fair.

Cybersecurity Risk. As technology becomes more integrated into the Fund’s operations, the Fund will face greater operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption, or lose operational capacity. This in turn could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures, and/or financial loss. Cybersecurity threats may result from unauthorized access to the Fund’s digital information systems (e.g., through “hacking” or malicious software coding), but may also result from outside attacks such as denial-of-service attacks (i.e., efforts to make network services unavailable to intended users). In addition, because the Fund works closely with third-party service providers (e.g., administrators, transfer agents, and custodians), cybersecurity breaches at such third-party service providers may subject the Fund to many of the same risks associated with direct cybersecurity breaches. The same is true for cybersecurity breaches at any of the issuers in which the Fund may invest. While the Fund has established risk management systems designed to reduce the risks associated with cybersecurity, there can be no assurance that such measures will succeed.

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Derivative Instruments. The Fund’s derivative investments have risks, including the imperfect correlation between the value of such instruments and the underlying assets of the Fund, which creates the possibility that the loss on such instruments may be greater than the gain in the value of the underlying assets in the Fund’s portfolio; the loss of principal; the possible default of the other party to the transaction; and illiquidity of the derivative investments. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative contract would typically be terminated at its fair market value. If the Fund is owed this fair market value in the termination of the derivative contract and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty, and will not have any claim with respect to the underlying security.

Certain of the derivative investments in which the Fund may invest may, in certain circumstances, give rise to a form of financial leverage, which may magnify the risk of owning such instruments. The ability to successfully use derivative investments depends on the ability of the Adviser to predict pertinent market movements, which cannot be assured. In addition, amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to the Fund’s derivative investments would not be available to the Fund for other investment purposes, which may result in lost opportunities for gain.

Over-the-counter (“OTC”) derivatives may be more difficult to purchase, sell or value than other investments. Although both OTC and exchange-traded derivatives markets may experience a lack of liquidity, OTC non-standardized derivative transactions are generally less liquid than OTC cleared and exchange-traded instruments. The illiquidity of the derivatives markets may be due to various factors, including congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators, government regulation and intervention, and technical and operational or system failures. In addition, the liquidity of a secondary market in an exchange-traded derivative contract may be adversely affected by “daily price fluctuation limits” established by the exchanges which limit the amount of fluctuation in an exchange-traded contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open positions. Prices have in the past moved beyond the daily limit on a number of consecutive trading days. If it is not possible to close an open derivative position entered into by the Fund, the Fund would continue to be required to make cash payments of variation (or mark-to-market) margin in the event of adverse price movements. In such a situation, if the Fund has insufficient cash, it may have to sell portfolio securities to meet variation margin requirements at a time when it may be disadvantageous to do so. The absence of liquidity may also make it more difficult for the Fund to ascertain a market value for such instruments. The inability to close derivatives transactions positions also could have an adverse impact on the Fund’s ability to effectively hedge its portfolio. OTC derivatives that are not cleared are also subject to counterparty risk, which is the risk that the other party to the contract will not fulfill its contractual obligation to complete the transaction with the Fund. If a counterparty were to default on its obligations, the Fund’s contractual remedies against such counterparty may be subject to bankruptcy and insolvency laws, which could affect the Fund’s rights as a creditor (e.g., the Fund may not receive the net amount of payments that it is contractually entitled to receive). In addition, the use of certain derivatives may cause the Fund to realize higher amounts of income or short-term capital gains (generally taxed at ordinary income tax rates).

The derivatives markets have become subject to comprehensive statutes, regulations and margin requirements. In particular, in the United States the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) regulates the OTC derivatives market by, among other things, requiring many derivative transactions to be cleared, expanding entity registration requirements, imposing business conduct requirements on dealers and requiring banks to move some derivatives trading units to a non-guaranteed affiliate separate from the deposit-taking bank or divest them altogether.

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The Fund’s investments in regulated derivatives instruments, such as swaps, futures and options, may be subject to maximum position limits established by the U.S. Commodity Futures Trading Commission (the “CFTC”) and U.S. and foreign futures exchanges. Under the exchange rules all accounts owned or managed by advisers, such as the Adviser, their principals and affiliates would be combined for position limit purposes. To comply with the position limits established by the CFTC and the relevant exchanges, the Adviser may in the future reduce the size of positions that would otherwise be taken for the Fund or not trade in certain markets on behalf of the Fund to avoid exceeding such limits. A violation of position limits by the Adviser could lead to regulatory action resulting in mandatory liquidation of certain positions held by the Adviser on behalf of the Fund. There can be no assurance that the Adviser will liquidate positions held on behalf of all the Adviser’s accounts in a proportionate manner or at favorable prices, which may result in substantial losses to the Fund. Such policies could affect the nature and extent of derivatives use by the Fund.

The Adviser has claimed an exclusion from the definition of the term “commodity pool operator” (“CPO”) under Rule 4.5 under the Commodity Exchange Act, as amended (“CEA”), with respect to the Fund’s operation. Accordingly, the Adviser with respect to the Fund, and the Fund, are not subject to registration or regulation under the CEA as a CPO or commodity pool. Changes to the Fund’s investment strategies or investments may trigger additional CFTC regulation, in which case the Adviser or the Fund may incur additional expenses.

Swaps. The Fund may transact in credit default swaps, total return swaps, interest rate swaps, equity swaps, currency swaps and other types of swaps. Such transactions are subject to market risk, liquidity risk, risk of default by the other party to the transaction, known as “counterparty risk,” regulatory risk and risk of imperfect correlation between the value of such instruments and the underlying assets and may involve commissions or other costs.

A credit default swap agreement may reference one or more debt securities or obligations that may not then be currently held by the Fund. The buyer of a credit default swap is obligated to pay the seller a periodic stream of payments over the term of the contract in return for one or more contingent payments upon the occurrence of a credit event with respect to one or more underlying reference obligations. If a credit event occurs under a swap referencing a corporate, sovereign or municipal reference obligation, the buyer typically receives the notional amount of the reference obligation subject to an obligation to physically deliver the notional amount of the reference obligation (or other permitted security) to the seller, which reference obligation (or other permitted security) may not be readily available to the buyer, in which case the buyer may forfeit its credit event payment. However, in many cases, the parties to the swap will agree to an industry-wide cash-settlement auction process. Following a credit event and the physical delivery or cash settlement thereof, a swap referencing a corporate, sovereign or municipal reference obligation will terminate. If a credit event occurs under a swap referencing an asset-backed security reference obligation, the buyer typically receives a payment calculated by reference to the principal writedowns and interest shortfalls under a notional amount of the reference obligation. In certain cases, the buyer may be required to make a payment calculated by reference to a write-up or recovery under a notional amount of the reference obligation, which may relate to a credit event that occurred prior to the time that the buyer entered into the swap. Swaps referencing asset-backed security reference obligations do not terminate following a credit event thereunder. The Fund is permitted to enter into a credit default swap as either the protection buyer or seller in the discretion of the Adviser. If the Fund is a buyer and no credit event occurs, the Fund will have made payments under the swap and received nothing. If the Fund is a seller of protection under a credit default swap, the Fund effectively adds leverage to its portfolio because it gains exposure to the notional amount of the swap. Entering into a credit default swap may subject the Fund to greater risk than if the Fund had invested in the reference obligation directly. In addition to general market risks, credit default swaps also involve illiquidity risk, counter-party risk (for OTC swaps) and credit risk.

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Swap agreements are primarily entered into by institutional investors and the value of such agreements may be extremely volatile. Certain swap agreements are traded OTC between two parties, while other more standardized swaps must be transacted through a futures commission merchant and centrally cleared or exchange-traded. While central clearing and exchange-trading are intended to reduce counterparty credit and liquidity risk, they do not make a swap transaction risk-free. The current regulatory environment regarding swap agreements is subject to change. The Adviser will continue to monitor these developments, particularly to the extent regulatory changes affect the Fund’s ability to enter into or close out swap agreements.

The swap market has matured in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid; however there is no guarantee that the swap market will continue to provide liquidity and may be subject to liquidity risk, which exists when a particular swap is difficult to purchase or sell. The absence of liquidity may also make it more difficult for the Fund to ascertain a market value for such instruments. The inability to close derivative positions also could have an adverse impact on the Fund’s ability to effectively hedge its portfolio. If the Adviser is incorrect in its forecasts of market values, interest rates or currency exchange rates, the investment performance of the Fund would be less favorable than it would have been if these investment techniques were not used. In a total return swap, the Fund pays the counterparty a floating or fixed short-term interest rate and receives in exchange the total return of underlying loans or debt securities. The Fund bears the risk of default on the underlying loans or debt securities, based on the notional amount of the swap and, therefore, incurs a form of leverage. The Fund would typically have to post collateral to cover this potential obligation.

Options and Futures Risk. The Fund may utilize options, including equity options, futures contracts and so-called “synthetic” options or other derivatives written by broker-dealers or other permissible financial intermediaries. Options transactions may be effected on securities exchanges or in the OTC market. When options are purchased OTC, the Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Fund may have difficulty closing out its position. OTC options also may include options on baskets of specific securities.

The Fund may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing its investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option for American options or only at expiration for European options. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of such an option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on the books of or with a custodian to fulfill the obligation undertaken. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while depriving the seller of the opportunity to invest the segregated assets.

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The Fund may close out a position when writing options by purchasing an option on the same underlying security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.

Engaging in transactions in futures contracts and options involves risk of loss to the Fund. No assurance can be given that a liquid market will exist for any particular futures contract or option at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses.

A market could become unavailable if one or more exchanges were to stop trading options or it could become unavailable with respect to options on a particular underlying security if the exchanges stopped trading options on that security. In addition, a market could become temporarily unavailable if unusual events (e.g., volume exceeds clearing capability) were to interrupt normal exchange operations. If an options market were to become illiquid or otherwise unavailable, an option holder would be able to realize profits or limit losses only by exercising and an options seller or writer would remain obligated until it is assigned an exercise or until the option expires.

If trading is interrupted in an underlying security, the trading of options on that security is usually halted as well. Holders and writers of options will then be unable to close out their positions until options trading resumes, and they may be faced with considerable losses if the security reopens at a substantially different price. Even if options trading is halted, holders of options will generally be able to exercise them. However, if trading has also been halted in the underlying security, option holders face the risk of exercising options without knowing the security’s current market value. If exercises do occur when trading of the underlying security is halted, the party required to deliver the underlying security may be unable to obtain it, which may necessitate a postponed settlement and/or the fixing of cash settlement prices.

Structured Notes. Structured notes are derivative debt securities, the interest rate and/or principal of which is determined by an unrelated indicator. The value of the principal of and/or interest on structured notes is determined by reference to changes in the return, interest rate or value at maturity of a specific asset, reference rate or index (the “reference instrument”) or the relative change in two or more reference instruments. The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased, depending upon changes in the applicable reference instruments. Structured notes may be positively or negatively indexed, so that an increase in value of the reference instrument may produce an increase or a decrease in the interest rate or value of the structured note at maturity. In addition, changes in the interest rate or the value of the structured note at maturity may be calculated as a specified multiple of the change in the value of the reference; therefore, the value of such note may be very volatile. Structured notes may entail a greater degree of market risk than other types of debt securities because the investor bears the risk of the reference instrument. Structured notes may also be more volatile, less liquid and more difficult to accurately price than less complex securities or more traditional debt securities.

Direct Lending/Origination. The Fund’s direct lending and loan origination activities expose it to significant risks, including credit risk, operational risk, and legal and regulatory risks. Direct lending involves the origination or acquisition of loans where the Fund assumes beneficial and record ownership of the loans. Borrowers may fail to meet their payment obligations due to financial difficulties, economic conditions, or other factors, leading to delinquencies, defaults, or foreclosures. The Fund may also face challenges in restructuring loans or selling distressed loans, as these activities may result in financial losses if the restructured terms are less favorable or the loans are sold at a discount to their carrying value.

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Foreclosure proceedings, when necessary, may involve lengthy legal processes and additional costs, and the proceeds from the sale of underlying collateral may be insufficient to recover the Fund’s full investment and related expenses. The Fund may also incur costs associated with servicing loans, managing collateral, and pursuing recovery efforts, which could adversely impact its performance.

Direct lending is subject to a variety of regulatory requirements, including compliance with federal, state, and local laws governing loan origination, servicing, and collection practices. The Fund may be required to obtain and maintain licenses in certain jurisdictions to originate or service loans. Failure to comply with these regulations could result in fines, penalties, or restrictions on the Fund’s lending activities. The Fund may also face risks under consumer protection statutes, such as those governing predatory lending practices or unfair debt collection methods, which could increase legal and reputational risks.

The performance of loans in the Fund’s portfolio may be influenced by broader economic and market conditions, including interest rate changes, unemployment levels, and real estate market trends. Rising interest rates may increase borrowers’ debt service burdens, leading to higher default rates, while declining property values may reduce the value of collateral and recovery rates in foreclosure.

Direct lending activities may also expose the Fund to liquidity risks, as loans are generally less liquid than publicly traded securities and may be difficult to sell quickly or at favorable prices. The Fund’s ability to manage these risks effectively depends on its underwriting practices, credit analysis, and ongoing monitoring of loan performance. However, there can be no assurance that these efforts will prevent losses or mitigate the adverse effects of borrower defaults or economic downturns.

Dollar Rolls. A dollar roll transaction involves a sale by the Fund of a security concurrently with an agreement by the Fund to repurchase a similar security at a later date at an agreed-upon price. A dollar roll may be considered a borrowing giving rise to leverage. The securities that are repurchased will bear the same interest rate and a similar maturity as those sold, but the assets collateralizing these securities may have different prepayment histories than those sold. During the period between the sale and repurchase, the Fund will not be entitled to receive interest and principal payments on the securities sold. Proceeds of the sale will be invested in additional investments, and the income from these investments will generate income for the Fund. If such income does not exceed the income, capital appreciation and gain or loss that would have been realized on the securities sold as part of the dollar roll, the use of this technique will diminish the investment performance of the Fund compared with what the performance would have been without the use of dollar rolls. Dollar rolls involve the risk that the market value of the securities subject to the Fund’s forward purchase commitment may decline below, or the market value of the securities subject to the Fund’s forward sale commitment may increase above, the exercise price of the forward commitment. In the event the buyer of the securities files for bankruptcy or becomes insolvent, the Fund’s use of the proceeds of the current sale portion of the transaction may be restricted.

Equity Securities.

Common and Preferred Stock. The Fund may invest in common stock. Common stock represents an equity (ownership) interest in a company, and usually possesses voting rights and earns dividends. Dividends on common stock are not fixed but are declared at the discretion of the issuer. Common stock generally represents the riskiest investment in a company. In addition, common stock generally has the greatest appreciation and depreciation potential because increases and decreases in earnings are usually reflected in a company’s stock price.

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The Fund may invest in preferred stock. Preferred stock is a class of stock having a preference over common stock as to the payment of dividends and the recovery of investment should a company be liquidated, although preferred stock is usually junior to the debt securities of the issuer. Preferred stock typically does not possess voting rights and its market value may change based on changes in interest rates.

The fundamental risk of investing in common and preferred stock is the risk that the value of the stock might decrease. Stock values fluctuate in response to the activities of an individual company or in response to general market and/or economic conditions. Historically, common stocks have provided greater long-term returns and have entailed greater short-term risks than preferred stocks, fixed-income and money market investments. The market value of all securities, including common and preferred stocks, is based upon the market’s perception of value and not necessarily the book value of an issuer or other objective measures of a company’s worth. If you invest in the Fund, you should be willing to accept the risks of the stock market and should consider an investment in the Fund only as a part of your overall investment portfolio.

Warrants. The Fund may invest in warrants. Warrants are securities, typically issued with preferred stock or bonds that give the holder the right to purchase a given number of shares of common stock at a specified price and time. The price of the warrant usually represents a premium over the applicable market value of the common stock at the time of the warrant’s issuance. Warrants have no voting rights with respect to the common stock, receive no dividends and have no rights with respect to the assets of the issuer. Investments in warrants involve certain risks, including the possible lack of a liquid market for the resale of the warrants, potential price fluctuations due to adverse market conditions or other factors and failure of the price of the common stock to rise. If the warrant is not exercised within the specified time period, it becomes worthless.

REIT and Other Equities. The Fund may invest in equities in mortgage, commercial and other REITs; title, financial guaranty and other insurers and reinsurers; banks; marketplace and other lenders; mortgage originators; mortgage and other loan servicers; and homebuilders. REITs are entities that either own properties or make construction or mortgage loans, and also may include operating or finance companies. The Fund may also invest in loans or other investments secured by real estate and may, as a result of default, foreclosure or otherwise, take possession of and hold real estate as a direct owner. Investments in REITs, securities of other companies principally engaged in the real estate industry, and other investments secured by real estate may subject the Fund to, among other things, risks similar to those of direct investments in real estate and the real estate industry in general, including changes in the general and local economic conditions, loss to casualty or condemnation, increases in property taxes and operating expenses, zoning law amendments, changes in interest rates, overbuilding and increased competition, including competition based on rental rates, variations in market value, changes in the financial condition of tenants, changes in operating costs, attractiveness and location of the properties, adverse changes in the real estate markets generally or in specific sectors of the real estate industry and possible environmental liabilities.

Generally, REITs are subject to management fees and other expenses, and so the Fund might bear its proportionate share of the costs of the REITs’ operations. In addition, REITs are subject to additional risks associated with poor performance by the REIT’s manager, changes to the tax laws, and failure by the REIT to qualify for tax-free distribution of income or exemption under the 1940 Act. Furthermore, REITs are not diversified and are heavily dependent on cash flow.

Depositary Receipts. The Fund may invest in sponsored and unsponsored American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), Global Depositary Receipts (“GDRs”), or American Depositary Shares (“ADSs”). ADRs typically are issued by a U.S. bank or trust company, evidence ownership of underlying securities issued by a foreign company, and are designed for use in U.S. securities markets. EDRs are issued by European financial institutions and typically trade in Europe and GDRs are issued by European financial institutions and typically trade in both Europe and the United States. ADSs are shares issued under a deposit agreement that represents an underlying security in the issuer’s home country. (An ADS is the actual share trading, while an ADR represents a bundle of ADSs.) The Fund invests in depositary receipts to obtain exposure to foreign securities markets. For purposes of the Fund’s investment policies, the Fund’s investments in an ADR will be considered an investment in the underlying securities of the applicable foreign company.

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Unsponsored depositary receipts may be created without the participation of the foreign issuer. Holders of these receipts generally bear all the costs of the depositary receipt facility, whereas foreign issuers typically bear certain costs of a sponsored depositary receipt. The bank or trust company depositary of an unsponsored depositary receipt may be under no obligation to distribute shareholder communications received from the foreign issuer or to pass through voting rights. Accordingly, available information concerning the issuer may not be current and the prices of unsponsored depositary receipts may be more volatile than the prices of sponsored depositary receipts.

European Securities. European countries can be significantly affected by the actions of their own individual governments as well as the actions of other European institutions, such as the European Union (“EU”), the European Economic and Monetary Union (“EMU”) and the European Central Bank. The EU is an intergovernmental and supranational union consisting of 27 member states. One of the key responsibilities of the EU is to create and administer a unified trade policy. The member states created the EMU that established different stages and commitments that member states need to follow to achieve greater economic policy coordination and monetary cooperation. Member states participating in the eurozone use a single unified currency, the euro, while other EU member states retain their own national currencies.

Investments in Europe are also subject to currency risks. Further, because many countries are dependent on foreign exports, any fluctuations in the euro exchange rate could have a negative effect on an issuer’s profitability and performance.

The EU has been extending its influence to the east as it has accepted several new Eastern European countries as members. Some of the new members remain burdened by the inherited inefficiencies of centrally planned economies. Additionally, these countries are dependent on Western Europe for trade and credit. The current and future status of the EU continues to be the subject of political and regulatory controversy, with widely differing views both within and between member countries.

The European financial markets have experienced uncertainty over the past few years, largely because of concerns about rising government debt levels and increased budget deficits. Political and regulatory responses to address structural and policy issues have created even greater instability throughout the region. The high levels of public debt increases the likelihood that certain European issuers will either default or restructure their debt obligations, which would have a negative effect on asset values. The use of austerity measures in countries such as Spain, Italy, Greece, Portugal and Ireland during times in which the eurozone has high levels of unemployment has limited economic growth. European countries can be adversely affected by the tight fiscal and monetary controls that the EMU requires its members to comply with.

Exchange-Traded Notes. The Fund may invest in exchange-traded notes (“ETNs”). ETNs are a type of senior, unsecured, unsubordinated debt security issued by financial institutions that combines both aspects of bonds and exchange traded funds (“ETFs”). An ETN’s returns are based on the performance of a market index minus fees and expenses. Similar to ETFs, ETNs are listed on an exchange and traded in the secondary market. However, unlike an ETF, an ETN can be held until the ETN’s maturity, at which time the issuer will pay a return linked to the performance of the market index to which the ETN is linked minus certain fees.

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Unlike regular bonds, ETNs do not make periodic interest payments and principal is not protected. ETNs are subject to credit risk and the value of an ETN may drop due to a downgrade in the issuer’s credit rating, despite the underlying market benchmark or strategy remaining unchanged. The value of an ETN may also be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying assets, changes in the applicable interest rates, changes in the issuer’s credit rating, and economic, legal, political, or geographic events that affect the referenced underlying asset. When the Fund invests in ETNs it will bear its proportionate share of any fees and expenses borne by the ETN. The Fund’s decision to sell its ETN holdings may be limited by the availability of a secondary market. In addition, although an ETN may be listed on an exchange, the issuer may not be required to maintain the listing and there can be no assurance that a secondary market will exist for an ETN.

ETNs are also subject to tax risk. No assurance can be given that the U.S. Internal Revenue Service (“IRS”) will accept, or a court will uphold, how the Fund characterizes and treats ETNs for tax purposes. Further, the IRS and Congress have considered proposals that would change the timing and character of income and gains from ETNs.

An ETN that is tied to a specific market benchmark or strategy may not be able to replicate and maintain exactly the composition and relative weighting of securities, commodities or other components in the applicable market benchmark or strategy. Some ETNs that use leverage can, at times, be relatively illiquid and, thus, they may be difficult to purchase or sell at a fair price. Leveraged ETNs are subject to the same risk as other instruments that use leverage in any form.

The market value of ETN shares may differ from their market benchmark or strategy. This difference in price may be due to the fact that the supply and demand in the market for ETN shares at any point in time is not always identical to the supply and demand in the market for the securities, commodities or other components underlying the market benchmark or strategy that the ETN seeks to track. As a result, there may be times when an ETN share trades at a premium or discount to its market benchmark or strategy.

Fixed Income Securities. The Fund may invest in fixed income securities. Even though interest-bearing securities are investments that promise a stable stream of income, the prices of such securities are affected by changes in interest rates. In general, fixed income security prices rise when interest rates fall and fall when interest rates rise. Securities with shorter maturities, while offering lower yields, generally provide greater price stability than longer term securities and are less affected by changes in interest rates. The values of fixed income securities also may be affected by changes in the credit rating or financial condition of the issuing entities. Once the rating of a portfolio security has been changed, the Fund will consider all circumstances deemed relevant in determining whether to continue to hold the security. A fund with a negative average portfolio duration may increase in value when interest rates rise, and generally incurs a loss when interest rates decline. If an issuer calls or redeems an instrument held by the Fund during a time of declining interest rates, the Fund might need to reinvest the proceeds in an investment offering a lower yield, and therefore may not benefit from any increase in value as a result of declining interest rates. A fund with a negative average portfolio duration may decline in value as interest rates decrease.

Fixed income investments bear certain risks, including credit risk, or the ability of an issuer to pay interest and principal as they become due. Generally, higher yielding bonds are subject to more credit risk than lower yielding bonds. Interest rate risk refers to the fluctuations in value of fixed income securities resulting from the inverse relationship between the market value of outstanding fixed income securities and changes in interest rates. An increase in interest rates will generally reduce the market value of fixed income investments and a decline in interest rates will tend to increase their value.

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Call risk is the risk that an issuer will pay principal on an obligation earlier than scheduled or expected, which would accelerate cash flows from, and shorten the average life of, the security. Bonds are typically called when interest rates have declined. In the event of a bond being called, the Adviser may have to reinvest the proceeds in lower yielding securities to the detriment of the Fund.

Extension risk is the risk that an issuer may pay principal on an obligation slower than expected, having the effect of extending the average life and duration of the obligation. This typically happens when interest rates have increased.

A number of factors, including changes in a central bank’s monetary policies or general improvements in the economy, may cause interest rates to rise. Fixed income securities with longer durations are more sensitive to interest rate changes than securities with shorter durations, making them more volatile. This means their prices are more likely to experience a considerable reduction in response to a rise in interest rates.

High Yield Securities. When investing in fixed income securities, the Fund may purchase securities regardless of their rating, including fixed income securities rated below investment grade – securities rated below investment grade are often referred to as high yield securities or “junk bonds”. Investments in securities rated below investment grade that are eligible for purchase by the Fund are described as “speculative” by Moody’s, S&P and Fitch. Investments in lower rated corporate debt securities generally provide greater income and increased opportunity for capital appreciation than investments in higher quality securities, but they also typically entail greater price volatility and principal and income risk. These high yield securities are regarded as predominantly speculative with respect to the issuer’s continuing ability to meet principal and interest payments. Analysis of the creditworthiness of issuers of debt securities that are high yield may be more complex than for issuers of higher quality debt securities.

High yield securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. The prices of high yield securities have been found to be more sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in high yield security prices because the advent of a recession could lessen the ability of a highly leveraged company to make principal and interest payments on its debt securities. If an issuer of high yield securities defaults, in addition to risking payment of all or a portion of interest and principal, the Fund by investing in such securities may incur additional expenses to obtain recovery. In the case of high yield securities structured as zero-coupon or pay-in-kind securities, their market prices are affected to a greater extent by interest rate changes, and therefore tend to be more volatile than securities that pay interest periodically and in cash.

The secondary market on which high yield securities are traded may be less liquid than the market for higher grade securities. Less liquidity in the secondary trading market could adversely affect the price at which the Fund could sell a high yield security, and could adversely affect the daily NAV of the shares. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high yield securities, especially in a thinly-traded market. When secondary markets for high yield securities are less liquid than the market for higher grade securities, it may be more difficult to value the securities because such valuation may require more research, and elements of judgment may play a greater role in the valuation because there is less reliable, objective data available.

The use of credit to evaluate high yield securities can involve certain risks. For example, credit ratings evaluate the safety of principal and interest payments, not the market value risk of high yield securities. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was last rated. The Adviser does not rely solely on credit ratings when selecting securities for the Fund, and develops its own analysis of issuer credit quality. If a credit rating agency changes the rating of a portfolio security held by the Fund, the Fund may retain the security if the Adviser deems it in the best interest of shareholders.

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Hybrid Securities. Preferred stock, including trust-preferred stocks, has a preference in liquidation (and, generally dividends) over common stock but is subordinated in liquidation to debt. As a general rule the market value of preferred stocks with fixed dividend rates and no conversion rights varies inversely with interest rates and perceived credit risk, with the price determined by the dividend rate. Some preferred stocks are convertible into other securities (for example, common stock) at a fixed price and ratio or upon the occurrence of certain events. The market price of convertible preferred stocks generally reflects an element of conversion value. Because many preferred stocks lack a fixed maturity date, these securities generally fluctuate substantially in value when interest rates change; such fluctuations often exceed those of long-term bonds of the same issuer. Some preferred stocks pay an adjustable dividend that may be based on an index, formula, auction procedure or other dividend rate reset mechanism. In the absence of credit deterioration, adjustable rate preferred stocks tend to have more stable market values than fixed rate preferred stocks. All preferred stocks are also subject to the same types of credit risks of the issuer as corporate bonds. In addition, because preferred stock is junior to debt securities and other obligations of an issuer, deterioration in the credit rating of the issuer will cause greater changes in the value of a preferred stock than in a more senior debt security with similar yield characteristics. Preferred stocks may be rated by S&P and Moody’s although there is no minimum rating which a preferred stock must have (and a preferred stock may not be rated) to be an eligible investment for the Fund. The Adviser expects, however, that generally the preferred stocks in which the Fund invests will be rated at least CCC by S&P or Caa by Moody’s or, if unrated, of comparable quality in the opinion of the Advisor. Preferred stocks rated CCC by S&P are regarded as predominantly speculative with respect to the issuer’s capacity to pay preferred stock obligations and represent the highest degree of speculation among securities rated between BB and CCC; preferred stocks rated Caa by Moody’s are likely to be in arrears on dividend payments. Moody’s rating with respect to preferred stocks does not purport to indicate the future status of payments of dividends.

Illiquid Securities. The Fund may invest in illiquid securities (i.e., securities that are not readily marketable). Illiquid securities include, but are not limited to, restricted securities (securities the disposition of which is restricted under the federal securities laws), securities that may only be resold pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), but that are deemed to be illiquid; and repurchase agreements with maturities in excess of seven days. The Adviser determines and monitors the liquidity of the portfolio securities and reports periodically on its decisions to the Fund’s Board of Trustees (the “Board”). In making such determinations it takes into account a number of factors in reaching liquidity decisions, including but not limited to: (1) the frequency of trades and quotations for the security; (2) the number of dealers willing to purchase or sell the security and the number of other potential buyers; (3) the willingness of dealers to undertake to make a market in the security; and (4) the nature of the marketplace trades, including the time needed to dispose of the security, the method of soliciting offers and the mechanics of the transfer.

An institutional market has developed for certain restricted securities. Accordingly, contractual or legal restrictions on the resale of a security may not be indicative of the liquidity of the security. If such securities are eligible for purchase by institutional buyers in accordance with Rule 144A under the Securities Act or other exemptions, the Adviser may determine that the securities are liquid.

Restricted securities may be sold only in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration is required, the Fund may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time the Fund may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, the Fund might obtain a less favorable price than that which prevailed when it decided to sell. Illiquid securities will be priced at fair value as determined in good faith by the Adviser, as the Fund’s valuation designee.

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Industrial Development Bonds. The Fund may invest in municipal securities, such as industrial development bonds that are backed only by the assets and revenues of the non-governmental user (such as hospitals and airports). Municipal securities are issued to obtain funds for a variety of public purposes, including general financing for state and local governments, or financing for specific projects or public facilities. Municipal securities are classified as general obligation or revenue bonds or notes. Private activity bonds and industrial revenue bonds do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued.

Municipal leases are entered into by state and local governments and authorities to acquire equipment and facilities such as fire and sanitation vehicles, telecommunications equipment, and other assets. Municipal leases (which normally provide for title to the leased assets to pass eventually to the government issuer) have evolved as a means for governmental issuers to acquire property and equipment without meeting the constitutional and statutory requirements for the issuance of debt. The debt-issuance limitations of many state constitutions and statutes are deemed to be inapplicable because of the inclusion in many leases or contracts of “non-appropriation” clauses that provide that the governmental issuer has no obligation to make future payments under the lease or contract unless money is appropriated for such purpose by the appropriate legislative body on a yearly or periodic basis.

International Securities. The Fund may invest directly in international securities. Investing in securities of foreign companies and countries involves certain considerations and risks that are not typically associated with investing in U.S. government securities and securities of domestic companies. There may be less publicly available information about a foreign issuer than a domestic one, and foreign companies are not generally subject to uniform accounting, auditing and financial standards and requirements comparable to those applicable to U.S. companies. There may also be less government supervision and regulation of foreign securities exchanges, brokers and listed companies than exists in the United States. Interest and dividends paid by foreign issuers as well as gains or proceeds realized from the sale or other disposition of international securities may be subject to withholding and other foreign taxes, which may decrease the net return on such investments as compared to dividends and interest paid to the Fund by domestic companies or the U.S. government. There may be the possibility of expropriations, seizure or nationalization of foreign deposits, the imposition of economic sanctions, confiscatory taxation, political, economic or social instability or diplomatic developments that could affect assets of the Fund held in foreign countries. The establishment of exchange controls or other foreign governmental laws or restrictions could adversely affect the payment of obligations. In addition, investing in international securities will generally result in higher commissions than investing in similar domestic securities.

Decreases in the value of currencies of the foreign countries in which the Fund will invest relative to the U.S. dollar will result in a corresponding decrease in the U.S. dollar value of the Fund’s assets denominated in those currencies (and possibly a corresponding increase in the amount of securities required to be liquidated to meet distribution requirements). Conversely, increases in the value of currencies of the foreign countries in which the Fund invests relative to the U.S. dollar will result in a corresponding increase in the U.S. dollar value of the Fund’s assets (and possibly a corresponding decrease in the amount of securities to be liquidated).

Investing in emerging markets can have more risk than investing in developed foreign markets. The risks of investing in these markets may be exacerbated relative to investments in foreign markets. Governments of developing and emerging market countries may be more unstable as compared to more developed countries. Developing and emerging market countries may have less developed securities markets or exchanges, and legal and accounting systems. It may be more difficult to sell securities at acceptable prices and security prices may be more volatile than in countries with more mature markets. Currency values may fluctuate more in developing or emerging markets. Developing or emerging market countries may be more likely to impose government restrictions, including confiscatory taxation, expropriation or nationalization of a company’s assets, and restrictions on foreign ownership of local companies. In addition, emerging markets may impose restrictions on the Fund’s ability to repatriate investment income or capital and thus, may adversely affect the operations of the Fund. Certain emerging markets may impose constraints on currency exchange and some currencies in emerging markets may have been devalued significantly against the U.S. Dollar. For these and other reasons, the prices of securities in emerging markets can fluctuate more significantly than the prices of securities of companies in developed countries. The less developed the country, the greater effect these risks may have on the Fund.

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Investment Company Securities. The Fund may invest in the securities of other investment companies, including ETFs, closed-end funds and open-end (mutual) funds (also called underlying funds). The Fund may invest in inverse ETFs, including leveraged ETFs. Inverse ETFs seek to provide investment results that match a certain percentage of the inverse of the results of a specific index on a daily or monthly basis.

To the extent such underlying funds are index-based, these underlying funds will generally attempt to replicate the performance of a particular index. An underlying fund may not always hold all of the same securities as the index it attempts to track. An underlying fund may use statistical sampling techniques to attempt to replicate the returns of an index. Statistical sampling techniques attempt to match the investment characteristics of the index and the fund by taking into account such factors as capitalization, industry exposures, dividend yield, price/earnings (P/E) ratio, price/book (P/B) ratio, and earnings growth. An underlying fund may not track the index perfectly because differences between the index and the fund’s portfolio can cause differences in performance. In addition, expenses and transaction costs, the size and frequency of cash flow into and out of the fund, and differences between how and when the fund and the index are valued can cause differences in performance.

When the Fund invests in underlying funds it will indirectly bear its proportionate share of any fees and expenses payable directly by the underlying fund. In connection with its investments in other investment companies, the Fund will incur higher expenses, many of which may be duplicative. Furthermore, because the Fund invests in shares of ETFs and underlying funds their performances are directly related to the ability of the ETFs and underlying funds to meet their respective investment objectives, as well as the allocation of the Fund’s assets among the ETFs and underlying funds by the Adviser. Accordingly, the Fund’s investment performance will be influenced by the investment strategies of and risks associated with the ETFs and underlying funds in direct proportion to the amount of assets the Fund allocates to the ETFs and underlying funds utilizing such strategies.

Investments in ETFs involve certain inherent risks generally associated with investments in a broadly-based portfolio of stocks, including risks that: (1) the general level of stock prices may decline, thereby adversely affecting the value of each unit of the ETF or other instrument; (2) an ETF, to the extent such ETF is index-based, may not fully replicate the performance of its benchmark index because of the temporary unavailability of certain index securities in the secondary market or discrepancies between the ETF and the index with respect to the weightings of securities or number of stocks held; (3) an ETF may also be adversely affected by the performance of the specific index, market sector or group of industries on which it is based; and (4) an ETF, to the extent such ETF is index-based, may not track an index as well as a traditional index mutual fund because ETFs are valued by the market and, therefore, there may be a difference between the market value and the ETF’s NAV. Additionally, investments in fixed income ETFs involve certain inherent risks generally associated with investments in fixed income securities, including the risk of fluctuation in market value based on interest rates rising or declining and risks of a decrease in liquidity, such that no assurances can be made that an active trading market for underlying ETFs will be maintained.

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There is also a risk that the underlying funds or ETFs may terminate due to extraordinary events. For example, any of the service providers to the underlying fund or ETF, such as the trustee or sponsor, may close or otherwise fail to perform their obligations to the underlying fund or ETF, and the underlying fund or ETF may not be able to find a substitute service provider. Also, the underlying fund or ETF may be dependent upon licenses to use the various indices as a basis for determining their compositions and/or otherwise to use certain trade names. If these licenses are terminated, the respective underlying fund or ETF may also terminate. In addition, an underlying fund or ETF may terminate if its net assets fall below a certain amount. Although the Fund believes that in the event of the termination of an underlying fund or ETF, the Fund will be able to invest instead in shares of an alternate underlying fund or ETF tracking the same market index or another index covering the same general market, there can be no assurance that shares of an alternate underlying fund or ETF would be available for investment at that time.

Inverse and leveraged ETFs are subject to additional risks not generally associated with traditional ETFs. To the extent that the Fund invests in inverse ETFs, the value of the Fund’s investments will decrease when the index underlying the ETF’s benchmark rises, a result that is the opposite from traditional equity or bond funds. The NAV and market price of leveraged or inverse ETFs are usually more volatile than the value of the tracked index or of other ETFs that do not use leverage. This is because inverse and leveraged ETFs use investment techniques and financial instruments that may be considered aggressive, including the use of derivative transactions and short selling techniques. The use of these techniques may cause the inverse or leveraged ETFs to lose more money in market environments that are adverse to their investment strategies than other funds that do not use such techniques.

Generally, under Section 12(d)(1) of the Investment Company Act of 1940 (the “1940 Act”), a fund may not acquire shares of another investment company (including ETFs) if, immediately after such acquisition, (i) such fund would hold more than 3% of the other investment company’s total outstanding shares, (ii) if such fund’s investment in securities of the other investment company would be more than 5% of the value of the total assets of the fund, or (iii) if more than 10% of such fund’s total assets would be invested in investment companies. The Fund may invest in ETFs in excess of these limitations in accordance with Section 12(d)(1)(F)(i) of the 1940 Act, as long as the Fund (and all of is affiliated persons, including the Adviser) does not acquire more than 3% of the total outstanding stock of such underlying ETF, unless otherwise permitted to do so pursuant to permission granted by the SEC. If the Fund seeks to redeem shares of an underlying ETF purchased in reliance on Section 12(d)(1)(F), the underlying ETF is not obligated to redeem an amount exceeding 1% of the underlying ETF’s outstanding shares during a period of less than 30 days.

The Fund may also invest in excess of the Section 12(d)(1) limits in accordance with Rule 12d1-4 under the 1940 Act (“Rule 12d1-4”) subject to the limitations and conditions set forth therein, including that an acquiring fund relying on Rule 12d-4 must enter into a fund of funds investment agreement with the acquired fund.

Money Market Funds. The Fund may invest in underlying money market funds that either seek to maintain a stable $1 NAV (“stable NAV money market funds”) or that have a share price that fluctuates (“variable NAV money market funds”). Although an underlying stable NAV money market fund seeks to maintain a stable $1 NAV, it is possible for the Fund to lose money by investing in such a money market fund. Because the share price of an underlying variable NAV money market fund will fluctuate, when the Fund sells the shares it owns they may be worth more or less than what the Fund originally paid for them. In addition, neither type of money market fund is designed to offer capital appreciation. Certain underlying money market funds may impose a fee upon the sale of shares or may temporarily suspend the ability to sell shares if such fund’s liquidity falls below required minimums.

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LIBOR/SOFR Risk. Most London Interbank Offered Rates (“LIBORs”) were generally phased out by the end of 2021, and some regulated entities have ceased to enter into new LIBOR-based contracts beginning January 1, 2022. As of September 30, 2024, the UK FCA has confirmed that all publications of LIBOR, including all synthetic publications of the 1-, 3-, and 6-month U.S. dollar LIBOR settings, have ceased. Neither the effect of the LIBOR transition process nor its ultimate success can yet be known. Although the transition away from LIBOR has become increasingly well-defined, any potential effects of the transition away from LIBOR and other benchmark rates on financial markets, a fund or the financial instruments in which a fund invests can be difficult to ascertain. Not all existing LIBOR-based instruments may have alternative rate-setting provisions and there remains uncertainty regarding the willingness and ability of issuers to add alternative rate-setting provisions in certain existing instruments. Global regulators have advised market participants to cease entering into new contracts using LIBOR as a reference rate, and it is possible that investments in LIBOR-based instruments could invite regulatory scrutiny. Instruments in which the Fund invests historically paid interest at floating rates based on LIBOR or were subject to interest caps or floors based on LIBOR. The Fund and issuers of instruments in which the Fund invests also historically obtained financing at floating rates based on LIBOR. In addition, a liquid market for newly-issued instruments that use a reference rate other than LIBOR still may be developing.

The Secured Overnight Financing Rate (“SOFR”) is intended to be a broad measure of the cost of borrowing funds overnight in transactions that are collateralized by U.S. Treasury securities. SOFR is calculated based on transaction-level repo data collected from various sources. For each trading day, SOFR is calculated as a volume-weighted median rate derived from such data. SOFR is calculated and published by the Federal Reserve Bank of New York (“FRBNY”). If data from a given source required by the FRBNY to calculate SOFR is unavailable for any day, then the most recently available data for that segment will be used, with certain adjustments. If errors are discovered in the transaction data or the calculations underlying SOFR after its initial publication on a given day, SOFR may be republished at a later time that day. Rate revisions will be effected only on the day of initial publication and will be republished only if the change in the rate exceeds one basis point. Because SOFR is a financing rate based on overnight secured funding transactions, it differs fundamentally from LIBOR. LIBOR was intended to be an unsecured rate that represents interbank funding costs for different short-term maturities or tenors. It was a forward-looking rate reflecting expectations regarding interest rates for the applicable tenor. Thus, LIBOR was intended to be sensitive, in certain respects, to bank credit risk and to term interest rate risk. In contrast, SOFR is a secured overnight rate reflecting the credit of U.S. Treasury securities as collateral. Thus, it is largely insensitive to credit-risk considerations and to short-term interest rate risks. SOFR is a transaction-based rate, and it has been more volatile than other benchmark or market rates, such as three-month LIBOR, during certain periods. For these reasons, among others, there is no assurance that SOFR, or rates derived from SOFR, will perform in the same or similar way as LIBOR would have performed at any time, and there is no assurance that SOFR-based rates will be a suitable substitute for LIBOR. SOFR has a limited history, having been first published in April 2018. The future performance of SOFR, including following the discontinuation of LIBOR and SOFR-based reference rates, cannot be predicted based on SOFR’s history or otherwise. Levels of SOFR in the future may bear little or no relation to historical levels of SOFR, LIBOR or other rates.

Market Risk. Market risk is the risk that the value of the securities in the Fund’s portfolio may decline due to daily fluctuations in the securities markets that are generally beyond the Adviser’s control, including fluctuation in interest rates, the quality of the Fund’s investments, economic conditions and general market conditions. Certain market events could increase volatility and exacerbate market risk, and could result in trading halts, such as changes in governments’ economic policies, political turmoil, environmental events, trade disputes, terrorism, military action and epidemics, pandemics or other public health issues.

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Any of the foregoing market events can adversely affect the economies of one or more countries or the entire global economy, certain industries or individual issuers, and capital and security markets in ways that cannot necessarily be foreseen or quickly addressed.

As shown with the coronavirus disease that emerged in 2020 (COVID-19), market events (including public health crises and concerns) can have a profound economic and business effect that results in cancellations and disruptions to supply chains and customer activity, disruption and displacement of one or more sectors or industries, closing of borders and imposition of travel restrictions and quarantines, general public concern and uncertainty and, in extreme cases, exchange trading halts due to rapidly falling prices. Such market events may have both short- and long-term economic impacts.

Market events such as these and other types of market events may cause significant declines in the values and liquidity of many securities and other instruments, and significant disruptions to global business activity and financial markets. Turbulence in financial markets, and reduced liquidity in equity, credit and fixed income markets may negatively affect many issuers both domestically and around the world, and can result in trading halts, any of which could have an adverse impact on the Fund. During periods of market volatility, security prices (including securities held by the Fund) could change drastically and rapidly and therefore adversely affect the Fund.

Mortgage-Backed and Asset-Backed Securities. The Fund may invest in mortgage-backed and asset-backed securities. Mortgage-backed securities are mortgage-related securities issued or guaranteed by the U.S. government, its agencies and instrumentalities, or issued by nongovernment entities. Mortgage-related securities represent ownership in pools of mortgage loans assembled for sale to investors by various government agencies such as the Government National Mortgage Association (“GNMA”) and government-related organizations such as the Federal National Mortgage Association (“FNMA”) and Freddie Mac, as well as by nongovernment issuers such as commercial banks, savings and loan institutions, mortgage bankers and private mortgage insurance companies. Although certain mortgage-related securities are guaranteed by a third party or otherwise similarly secured, the market value of the security, which may fluctuate, is not so secured. These securities differ from conventional bonds in that the principal is paid back to the investor as payments are made on the underlying mortgages in the pool. Accordingly, the Fund receives monthly scheduled payments of principal and interest along with any unscheduled principal prepayments on the underlying mortgages. Because these scheduled and unscheduled principal payments must be reinvested at prevailing interest rates, mortgage-backed securities do not provide an effective means of locking in long-term interest rates for the investor.

There are important differences among the agencies and instrumentalities of the U.S. government that issue mortgage-related securities and among the securities they issue. Mortgage-related securities issued by GNMA include GNMA Mortgage Pass-Through Certificates (commonly referred to as "Ginnie Maes"), which are guaranteed as to the timely payment of principal and interest. This guarantee is backed by the full faith and credit of the U.S. Treasury. GNMA is a corporation wholly owned by the U.S. government and operates under the Department of Housing and Urban Development.

Mortgage-related securities issued by FNMA include FNMA Guaranteed Mortgage Pass-Through Certificates (commonly referred to as "Fannie Maes"), which are guaranteed as to the payment of principal and interest by FNMA itself and backed by a line of credit with the U.S. Treasury. FNMA is a government-sponsored enterprise (GSE) that remains in conservatorship and is currently overseen by the Federal Housing Finance Agency (FHFA). Similarly, mortgage-related securities issued by Freddie Mac include Freddie Mac Mortgage Participation Certificates (commonly referred to as "Freddie Macs") and are guaranteed as to the payment of principal and interest by Freddie Mac itself, also backed by a line of credit with the U.S. Treasury. Freddie Mac is also a GSE under FHFA conservatorship.

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In September 2008, the FHFA placed FNMA and Freddie Mac into conservatorship, with FHFA assuming all rights, titles, powers, and privileges of the GSEs. The U.S. Treasury entered into Senior Preferred Stock Purchase Agreements with both FNMA and Freddie Mac, committing to maintain a positive net worth in each enterprise to ensure their continued operation. While these agreements have been modified over time, the Treasury’s financial support remains in place, although it is not unlimited in perpetuity. The agreements also impose various covenants that severely limit the operations of FNMA and Freddie Mac, including restrictions on their ability to retain earnings or expand their portfolios.

Under conservatorship, FHFA has the authority to repudiate contracts entered into by FNMA or Freddie Mac prior to conservatorship if the agency determines that performance is burdensome and repudiation promotes the orderly administration of the GSEs. However, FHFA has stated that it has no intention to repudiate guaranty obligations on mortgage-backed securities issued by FNMA or Freddie Mac. Similarly, FHFA has the authority to transfer or sell any assets or liabilities of the GSEs without approval, assignment, or consent, but has indicated no present intention to exercise this authority.

Holders of mortgage-backed securities issued by FNMA and Freddie Mac may face limitations in enforcing certain rights against FHFA during the conservatorship. In addition, while the actions of the U.S. Treasury and FHFA are intended to support FNMA and Freddie Mac, there is no guarantee of success. The U.S. Congress continues to consider proposals to restructure or wind down the GSEs, which could significantly impact the value of securities issued by FNMA or Freddie Mac and the broader mortgage market.

Investors should be aware of the ongoing risks associated with the conservatorship of FNMA and Freddie Mac, including potential changes to their operations, financial backing, or regulatory framework, which could adversely affect the Fund's investments in securities issued or guaranteed by these entities.

Asset-backed securities are structured like mortgage-backed securities, but instead of mortgage loans or interests in mortgage loans, the underlying assets may include such items as motor vehicle installment sales contracts or installment loan contracts, aircraft loans, leases of various types of real and personal property, and receivables from credit card agreements and from sales of personal property. Regular payments received on asset-backed securities include both interest and principal. Asset-backed securities typically have no U.S. government backing. Additionally, the ability of an issuer of asset-backed securities to enforce its security interest in the underlying assets may be limited.

Risks associated with aircraft securitizations include but are not limited to risks related to commercial aircraft, the leasing of aircraft by commercial airlines and the commercial aviation industry generally. With respect to any one aircraft, the value of such aircraft can be affected by the particular maintenance and operating history for the aircraft or its components, the model and type of aircraft, the jurisdiction of registration (including legal risks, costs and delays in attempting to repossess and export such aircraft following any default under the related loan or lease) and regulatory risk.

If the Fund purchases a mortgage-backed or other asset-backed security at a premium, the premium may be lost if there is a decline in the market value of the security whether resulting from changes in interest rates or prepayments in the underlying collateral. As with other interest-bearing securities, the prices of such securities are inversely affected by changes in interest rates. Although the value of a mortgage-backed or other asset-backed security may decline when interest rates rise, the converse is not necessarily true, since in periods of declining interest rates the mortgages and loans underlying the securities are prone to prepayment, thereby shortening the average life of the security and shortening the period of time over which income at the higher rate is received. When interest rates are rising, the rate of prepayment tends to decrease, thereby lengthening the period of time over which income at the lower rate is received. For these and other reasons, a mortgage-backed or other asset-backed security’s average maturity may be shortened or lengthened as a result of interest rate fluctuations and, therefore, it is not possible to predict accurately the security’s return. In addition, while the trading market for short-term mortgages and asset-backed securities is ordinarily quite liquid, in times of financial stress the trading market for these securities may become restricted.

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Mortgage Servicing Rights. Mortgage servicing rights are agreements involving the sale of rights to service mortgage loans. Mortgage servicing is the activity of keeping a mortgage loan current, including collecting monthly mortgage payments, forwarding principal and interest payments to the current mortgage holder (if the loan has been sold to a third party), maintaining escrow accounts, paying taxes and insurance premiums, and taking steps to collect overdue payments. Mortgage servicing may be performed by the original lender or may be sold to a third party.

Municipal Securities. Municipal securities include, among other instruments, general obligation bonds, revenue bonds, municipal leases, certificates of participation, private activity bonds, and moral obligation bonds, as well as short-term, tax-exempt obligations such as municipal notes and variable rate demand obligations. The yields on municipal securities are dependent on a variety of factors, including prevailing interest rates and the condition of the general money market and the municipal securities market, the size of a particular offering, the maturity of the obligation and the rating of the issuer. The market value of municipal securities will vary with changes in interest rate levels and as a result of changing evaluations of the ability of bond issuers to meet interest and principal payments.

To be tax-exempt, municipal securities must meet certain regulatory requirements. If a municipal security fails to meet such requirements, the interest may be taxable, which could impact the value of the security.

General Obligation Bonds. General obligation bonds are backed by the issuer’s full faith and credit and taxing authority for the payment of principal and interest. The taxing authority of any governmental entity may be limited, however, by provisions of its state constitution or laws, and an entity’s creditworthiness will depend on many factors, including potential erosion of its tax base due to population declines, natural disasters, declines in the state’s industrial base or inability to attract new industries, economic limits on the ability to tax without eroding the tax base, state legislative proposals or voter initiatives to limit ad valorem real property taxes (i.e., taxes based on the value of real property) and the extent to which the entity relies on Federal or state aid, access to capital markets or other factors beyond the state’s or entity’s control. Accordingly, the capacity of the issuer of a general obligation bond as to the timely payment of interest and the repayment of principal when due is affected by the issuer’s maintenance of its tax base.

Revenue Bonds. Revenue bonds are issued to finance a wide variety of capital projects, including: electric, gas, water and sewer systems; port, airport, and mass transit facilities; colleges and universities; and hospitals. Revenue bonds may be repaid only from the revenues of a specific facility or source. An investment in revenue bonds is subject to greater risk of delay or non-payment if revenue does not accrue as expected or if other conditions are not met for reasons outside the control of the Fund. Conversely, if revenue accrues more quickly than anticipated, the Fund may receive payment before expected and have difficulty reinvesting the proceeds on equally favorable terms.

Private activity bonds are, in most cases, revenue bonds. Private activity bonds are issued by or on behalf of public authorities to obtain funds to provide privately operated facilities. Private activity bonds generally are not secured by a pledge of the taxing power of the issuer of such bonds. Therefore, the repayment of such bonds generally depends on the revenues of a private entity. Continued ability of a private entity to generate sufficient revenues for the payment of principal and interest on such bonds will be affected by many factors including the size of the entity, capital structure, demand for its products or services, competition, general economic conditions, government regulation and the entity’s dependence on revenues for the operation of the particular facility being financed.

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Moral Obligation Bonds. The Fund also may invest in “moral obligation” bonds, which are normally issued by special purpose public authorities. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of such bonds becomes a moral commitment but not a legal obligation of the state or municipality in question.

Municipal Lease Obligations and Certificates of Participation. Municipal leases and certificates of participation involve special risks not normally associated with general obligations or revenue bonds. Leases and installment purchase or conditional sale contracts (which normally provide for title to the leased asset to pass eventually to the governmental issuer) have evolved as a means for governmental issuers to acquire property and equipment without meeting the constitutional and statutory requirements for the issuance of debt. The debt issuance limitations are deemed to be inapplicable because of the inclusion in many leases or contracts of “non-appropriation” clauses that relieve the governmental issuer of any obligation to make future payments under the lease or contract unless money is appropriated for such purpose by the appropriate legislative body on a yearly or other periodic basis. In addition, such leases or contracts may be subject to the temporary abatement of payments in the event that the governmental issuer is prevented from maintaining occupancy of the lease premises or utilizing the leased equipment. Although the obligations may be secured by the leased equipment or facilities, the disposition of the property in the event of non-appropriation or foreclosure might prove difficult, time consuming and costly, and may result in a delay in recovering or the failure to fully recover ownership of the assets.

Certificates of participation, which represent interests in unmanaged pools of municipal leases or installment contracts, involve the same risks as the underlying municipal leases. In addition, the Fund may be dependent upon the municipal authority issuing the certificate of participation to exercise remedies with respect to the underlying securities. Certificates of participation also entail a risk of default or bankruptcy, both of the issuer of the municipal lease and also the municipal agency issuing the certificate of participation.

Operational Risk. An investment in the Fund involves operational risk arising from factors such as processing errors, human errors, inadequate or failed internal or external processes, failures in systems and technology, changes in personnel and errors caused by third-party service providers. Any of these errors, failures or breaches could result in a loss of information, regulatory scrutiny, reputational damage or other events, any of which could have a materially adverse effect on the Fund. While the Fund seeks to minimize such events through controls and oversight, there is no guarantee that the Fund will not suffer losses due to operational risk.

Other Mortgage-Related Securities. The Fund may invest in other mortgage-related securities that include securities, other than those described in this SAI, that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property, including mortgage dollar rolls, CMO residuals or stripped mortgage-backed securities. These securities may be equity or debt securities issued by the U.S. Government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks, partnerships, trusts, and special purpose entities of the foregoing.

Repurchase Agreements. The Fund may engage in repurchase agreement transactions involving the type of securities in which it is permitted to invest. Repurchase agreements are transactions by which the Fund purchases a security and simultaneously commits to resell that security to the seller (a bank or securities dealer) at an agreed upon price on an agreed upon date (usually within seven days of purchase). The resale price reflects the purchase price plus an agreed upon market rate of interest which is unrelated to the coupon rate or date of maturity of the purchased security. Repurchase agreements involve certain risks not associated with direct investments in the underlying securities. In the event of a default or bankruptcy by the seller, the Fund will seek to liquidate such collateral. The exercise of the Fund’s right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss. Repurchase agreements are considered to be loans by an investment company under the 1940 Act. The Fund will not invest more than 33 1/3% of its net assets in repurchase agreements.

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The use of repurchase agreements involves certain risks. For example, if the seller of the agreements defaults on its obligation to repurchase the underlying securities at a time when the value of these securities has declined, the Fund may incur a loss upon disposition of them. If the seller of the agreement becomes insolvent and subject to liquidation or reorganization under the Bankruptcy Code or other laws, a bankruptcy court may determine that the underlying securities are collateral not within the control of the Fund and therefore subject to sale by the trustee in bankruptcy. Finally, it is possible that the Fund may not be able to substantiate its interest in the underlying securities. While the management of the Fund acknowledges these risks, it is expected that they can be controlled through stringent security selection criteria and careful monitoring procedures.

Restricted Securities. The Fund may purchase restricted securities that generally can be sold in privately negotiated transactions, pursuant to an exemption from registration under the federal securities laws, or in a registered public offering. Where registration is required, the Fund may be obligated to pay all or part of the registration expense and a considerable period may elapse between the time it decides to seek registration and the time the Fund may be permitted to sell a security under an effective registration statement. If during such a period adverse market conditions were to develop, the Fund might obtain a less favorable price than prevailed when it decided to seek registration of the security. Restricted securities that can be offered and sold to qualified institutional buyers under Rule 144A of the Securities Act (“144A Securities”) and are determined to be liquid are not subject to the limitations on illiquid securities.

Reverse Repurchase Agreements. The Fund may engage in reverse repurchase agreements. Reverse repurchase agreements are agreements that involve the sale of securities held by the Fund to financial institutions such as banks and broker-dealers, with an agreement that the Fund will repurchase the securities at an agreed upon price and date. During the reverse repurchase agreement period, the Fund continues to receive interest and principal payments on the securities sold. The Fund may employ reverse repurchase agreements (i) for temporary emergency purposes or to meet repurchase requests so as to avoid liquidating other portfolio securities during unfavorable market conditions; (ii) to cover short-term cash requirements resulting from the timing of trade settlements; or (iii) to take advantage of market situations where the interest income to be earned from the investment of the proceeds of the transaction is greater than the interest expense of the transaction.

Reverse repurchase agreements involve the risk that the market value of securities to be purchased by the Fund may decline below the price at which the Fund is obligated to repurchase the securities, or that the other party may default on its obligation, so that the Fund is delayed or prevented from completing the transaction. In the event the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the Fund’s use of the proceeds from the sale of the securities may be restricted pending a determination by the other party, or its trustee or receiver, whether to enforce the Fund’s obligations to repurchase the securities.

Securities Lending. The Fund may lend portfolio securities in an amount up to one-third of its total assets to brokers, dealers and other financial institutions. In a portfolio securities lending transaction, the Fund receives from the borrower an amount equal to the interest paid or the dividends declared on the loaned securities during the term of the loan as well as the interest on the collateral securities, less any fees (such as finders or administrative fees) the Fund pays in arranging the loan. The terms of the Fund’s loans permit the Fund to reacquire loaned securities upon demand within a customary settlement period. Loans are subject to termination at the option of the Fund or borrower at any time, and the borrowed securities must be returned when the loan is terminated. The Fund may pay fees to arrange for securities loans.

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The SEC currently requires that the following conditions must be met whenever the Fund’s portfolio securities are loaned: (1) the Fund must receive at least 100% collateral from the borrower; (2) the borrower must increase such collateral whenever the market value of the securities rises above the level of such collateral; (3) the Fund must be able to terminate the loan at any time; (4) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in market value; (5) the Fund may pay only reasonable custodian fees approved by the Board in connection with the loan; (6) while voting rights on the loaned securities may pass to the borrower, the Board must terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs, and (7) the Fund may not loan its portfolio securities so that the value of the loaned securities is more than one-third of its total asset value, including collateral received from such loans. These conditions may be subject to future modification. Such loans will be terminable at any time upon specified notice. The Fund might experience the risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund. In addition, the Fund will not enter into any portfolio security lending arrangement having a duration of longer than one year. The principal risk of portfolio lending is potential default or insolvency of the borrower. In either of these cases, the Fund could experience delays in recovering securities or collateral or could lose all or part of the value of the loaned securities. As part of participating in a lending program, the Fund may be required to invest in securities that bear the risk of loss of principal. In addition, all investments made with the collateral received are subject to the risks associated with such investments. If such investments lose value, the Fund will have to cover the loss when repaying the collateral.

Any loans of portfolio securities are fully collateralized based on values that are marked-to-market daily. Any securities that the Fund may receive as collateral will not become part of the Fund’s investment portfolio at the time of the loan and, in the event of a default by the borrower, the Fund will, if permitted by law, dispose of such collateral except for such part thereof that is a security in which the Fund is permitted to invest. During the time securities are on loan, the borrower will pay the Fund any accrued income on those securities, and the Fund may invest the cash collateral and earn income or receive an agreed-upon fee from a borrower that has delivered, as collateral, cash, U.S. Government securities and standby letters of credit issued by a bank that is not the Fund’s lending agent.

Short Sales. The Fund may make short sales as part of its overall portfolio management strategies or to offset a potential decline in value of a security. The Fund may engage in short sales with respect to stocks, ETFs, and other securities. A short sale involves the sale of a security that is borrowed from a broker or other institution to complete the sale. The Fund may engage in short sales with respect to securities it owns, as well as securities that it does not own. Short sales expose the Fund to the risk that it will be required to acquire, convert or exchange securities to replace the borrowed security (also known as “covering” the short position) at a time when the security sold short have appreciated in value, thus resulting in a loss to the Fund. The Fund’s investment performance may also suffer if the Fund is required to close out a short position earlier than it had intended. The Fund will be required to pledge its liquid assets to the broker to secure its performance on short sales. As a result, the assets pledged may not be available to meet the Fund’s needs for immediate cash or other liquidity. In addition, the Fund may be subject to expenses related to short sales that are not typically associated with investing in securities directly, such as costs of borrowing and margin account maintenance costs associated with the Fund’s open short positions. These types of short sales expenses are sometimes referred to as the “negative cost of carry,” and will tend to cause the Fund to lose money on a short sale even in instances where the price of the security sold short does not change over the duration of the short sale. Dividend expenses on securities sold short are not covered under the Adviser’s expense limitation agreement with the Fund and, therefore, these expenses will be borne by the shareholders of the Fund.

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Subordinated Debt Securities. Subordinated debt securities, sometimes also called “junior debt” are debt securities for which the issuer’s obligations to make principal and interest payment are secondary to the issuer’s payment obligations to more senior debt securities. Subordinated debt securities are subject to the same risks as other fixed income securities and are also subject to increased credit risk because the issuer, by definition, has issued other, more senior debt securities. The Fund may invest in subordinated debt securities, including those issued by banks.

Trust Preferred Securities. TruPS are securities that are typically issued by banks and other financial institutions that combine the features of debt securities and preferred securities as well as certain features of equity securities. TruPS are typically issued by banks and other financial institutions, generally in the form of interest bearing notes with preferred securities characteristics, or by an affiliated business trust of a parent corporation, generally in the form of beneficial interests in subordinated debentures or similarly structured securities. Many TruPS are issued by trusts or other special purpose entities established by banks and other financial institutions and are not a direct obligation of banks and other financial institutions. The TruPS market consists of both fixed and adjustable coupon rate securities that are either perpetual in nature or have stated maturity dates. TruPS are typically issued with a final maturity date, although some (usually those of foreign issuers) are perpetual in nature. TruPS are typically junior and fully subordinated liabilities of an issuer and benefit from a guarantee that is junior and fully subordinated to the other liabilities of the guarantor. In addition, TruPS typically permit an issuer to defer the payment of income for five years or more without triggering an event of default. Because of their subordinated position in the capital structure of an issuer, the ability to defer payments for extended periods of time without default consequences to the issuer, and certain other features (such as restrictions on common dividend payments by the issuer or ultimate guarantor when full cumulative payments on the TruPS have not been made), TruPS are often deemed to be a close substitute for traditional preferred securities. TruPS also possess many of the typical characteristics of equity securities due to their subordinated position in an issuer’s capital structure and because their quality and value are heavily dependent on the issuer’s profitability as opposed to any legal claims to specific assets or cash flows.

U.S. Government Obligations. U.S. Government securities include direct obligations issued by the United States Treasury, such as U.S. Treasury bills (maturities of one year or less), U.S. Treasury notes (maturities of one to ten years) and U.S. Treasury bonds (generally maturities of greater than ten years). They also include U.S. Government agencies and instrumentalities that issue or guarantee securities, such as the Federal Home Loan Banks, FNMA and the Student Loan Marketing Association. Except for U.S. Treasury securities, obligations of U.S. Government agencies and instrumentalities may or may not be supported by the full faith and credit of the United States. Some, such as those of the Federal Home Loan Banks, are backed by the right of the issuer to borrow from the U.S. Treasury, others by discretionary authority of the U.S. Government to purchase the agencies’ obligations, while still others, such as the Student Loan Marketing Association, are supported only by the credit of the instrumentality. In the case of securities not backed by the full faith and credit of the United States, the investor must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment and may not be able to assess a claim against the United States itself in the event the agency or instrumentality does not meet its commitment.

The total public debt of the United States, financed via Treasury securities, as a percentage of gross domestic product has grown rapidly since the beginning of the 2008–2009 financial downturn. This growth is forecasted to continue on a trajectory that is considered by the U.S. government to be unsustainable. Although high debt levels do not necessarily indicate or cause economic problems, they may create certain systemic risks that can adversely impact markets and security valuations if sound debt management practices are not timely and successfully implemented by the U.S. government. A high national debt can raise concerns that the U.S. government will not be able to make principal or interest payments when they are due, which would adversely affect economic growth and markets. This debt increase has also caused the U.S. Congress to negotiate adjustments to the statutory debt limit to increase the cap on the amount the U.S. government is permitted to borrow to meet its existing obligations and finance current budget deficits. Any controversy or ongoing uncertainty regarding the statutory debt limit negotiations, or the size and trajectory of total public debt, may impact the U.S. long term sovereign credit rating and may cause market uncertainty. As a result, market prices and yields of securities supported by the full faith and credit of the U.S. government may be adversely affected. The high and rising national debt may have serious negative consequences for the U.S. economy and may adversely impact the value of other securities in which the Fund may invest.

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Variable and Floating Rate Securities. The Fund may invest in variable and floating rate securities. Fixed Income securities that have variable or floating rates of interest may, under certain limited circumstances, have varying principal amounts. These securities pay interest at rates that are adjusted periodically according to a specified formula, usually with reference to one or more interest rate indices or market interest rates (the “underlying index”). The interest paid on these securities is a function primarily of the underlying index upon which the interest rate adjustments are based. These adjustments minimize changes in the market value of the obligation. Similar to fixed rate debt instruments, variable and floating rate instruments are subject to changes in value based on changes in market interest rates or changes in the issuer’s creditworthiness. The rate of interest on securities may be tied to U.S. Government securities or indices on those securities as well as any other rate of interest or index.

Variable and floating rate demand notes of corporations are redeemable upon a specified period of notice. These obligations include master demand notes that permit investment of fluctuating amounts at varying interest rates under direct arrangements with the issuer of the instrument. The issuer of these obligations often has the right, after a given period, to prepay the outstanding principal amount of the obligations upon a specified number of days’ notice.

Certain securities may have an initial principal amount that varies over time based on an interest rate index, and, accordingly, the Fund might be entitled to less than the initial principal amount of the security upon the security’s maturity. The Fund intends to purchase these securities only when the Adviser believes the interest income from the instrument justifies any principal risks associated with the instrument. The Adviser may attempt to limit any potential loss of principal by purchasing similar instruments that are intended to provide an offsetting increase in principal. There can be no assurance that the Adviser will be able to limit the effects of principal fluctuations and, accordingly, the Fund may incur losses on those securities even if held to maturity without issuer default.

There may not be an active secondary market for any particular floating or variable rate instruments, which could make it difficult for the Fund to dispose of the instrument during periods that the Fund is not entitled to exercise any demand rights it may have. The Fund could, for this or other reasons, suffer a loss with respect to those instruments. The Adviser monitors the liquidity of the Fund’s investments in variable and floating rate instruments, but there can be no guarantee that an active secondary market will exist.

When-Issued Securities and Forward Commitments. The Fund may purchase securities offered on a “when-issued” and “forward commitment” basis (including a delayed delivery basis). Securities purchased on a “when-issued” or “forward commitment basis” are securities not available for immediate delivery despite the fact that a market exists for those securities. A purchase is made on a “delayed delivery” basis when the transaction is structured to occur sometime in the future.

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When these transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. Normally, the settlement date occurs within two months after the transaction, but delayed settlements beyond two months may be negotiated. During the period between a commitment and settlement, no payment is made for the securities purchased by the purchaser and, thus, no interest accrues to the purchaser from the transaction. At the time the Fund makes the commitment to purchase securities on a when-issued basis or forward commitment, the Fund will record the transaction as a purchase and thereafter reflect the value each day of such securities in determining its NAV.

Whole Loans. The Fund’s investments in whole loans, including commercial mortgage loans and non-qualified mortgages, involve the direct acquisition or origination of loans where the Fund holds both beneficial and record ownership. These investments are subject to heightened risks compared to investments in securitized mortgage assets, as the Fund assumes direct exposure to the performance of individual loans and borrowers without the benefit of credit enhancements or diversification typically provided by securitization structures.

Borrower delinquencies, defaults, or foreclosures could adversely impact the Fund’s performance. In foreclosure situations, the proceeds from the sale of the underlying property may be insufficient to fully recover the Fund’s investment and associated costs, leading to financial losses. Foreclosure proceedings may also involve lengthy and costly legal processes, creating additional uncertainty and risk. The Fund may experience further losses in connection with loan restructurings or sales of distressed loans, particularly if the restructured terms are less favorable or the loans are sold at a discount to their carrying value.

Whole loans are typically less liquid than publicly traded securities, which may limit the Fund’s ability to sell these assets quickly or at favorable prices in response to market changes. The illiquidity of whole loans may exacerbate the challenges of managing the Fund’s portfolio during periods of economic stress or market volatility.

The performance of whole loans is influenced by a variety of factors, including the financial stability of borrowers, the value of the underlying collateral, and broader economic and market conditions. Declining property values, rising interest rates, or economic downturns may increase borrower defaults and reduce recovery rates in foreclosure, further impacting the Fund’s returns. Non-qualified mortgages, which are not subject to certain consumer protection standards under federal law, may involve borrowers with limited credit histories or other risk factors, increasing the likelihood of default.

Investments in whole loans require specialized expertise in underwriting, servicing, and asset management. The Fund must manage the operational complexities associated with these investments, including monitoring borrower performance, handling loan modifications, managing collateral, and pursuing recovery actions when necessary. These activities may involve additional costs and resource demands, which could impact the Fund’s overall performance.

The Fund’s whole loan investments are also subject to legal and regulatory risks. Compliance with state and federal lending laws, consumer protection statutes, and foreclosure regulations is essential to mitigate legal and reputational risks. Changes in regulatory requirements or interpretations could impose additional compliance costs or restrictions on the Fund’s lending activities.

Overall, the risks associated with whole loans, including credit risk, liquidity risk, operational complexity, and regulatory compliance, may result in increased volatility, reduced returns, and potential losses for the Fund. Effective risk management practices are critical to mitigating these risks, but there can be no assurance that such efforts will prevent adverse outcomes.

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Zero-Coupon, Delayed Interest and Capital Appreciation Securities. Zero-coupon, delayed interest, pay-in-kind (“PIK”) and capital appreciation securities are securities that make no periodic interest payments, but are sold at a discount from their face value. The buyer recognizes a rate of return determined by the gradual appreciation of the security, which is redeemed at face value on a specified maturity date. The discount varies depending on the time remaining until maturity, as well as market interest rates, liquidity of the security, and the issuer’s perceived credit quality. The discount, in the absence of financial difficulties of the issuer, typically decreases as the final maturity date approaches. If the issuer defaults, the Fund may not receive any return on its investment. Because such securities bear no interest and generally compound periodically at the rate fixed at the time of issuance, their value generally is more volatile than the value of other fixed income securities. Since such bondholders do not receive interest payments, when interest rates rise, zero-coupon, delayed interest and capital appreciation securities fall more dramatically in value than bonds paying interest on a current basis. When interest rates fall, zero-coupon, delayed interest and capital appreciation securities rise more rapidly in value because the bonds reflect a fixed rate of return. An investment in zero-coupon, delayed interest and capital appreciation securities may cause the Fund to recognize income and make distributions to shareholders before it receives any cash payments on its investment. To generate cash to satisfy distribution requirements, the Fund may have to sell portfolio securities that it otherwise would have continued to hold or to use cash flows from other sources such as the sale of Fund shares.

PIK securities may be debt obligations or preferred shares that provide the issuer with the option of paying interest or dividends on such obligations in cash or in the form of additional securities rather than cash. Similar to zero-coupon bonds and delayed interest securities, PIK securities are designed to give an issuer flexibility in managing cash flow. PIK securities that are debt securities can be either senior or subordinated debt and generally trade flat (i.e., without interest). The trading price of PIK debt securities generally reflects the market value of the underlying debt plus an amount representing accrued interest since the last interest payment.

Portfolio Turnover. During the fiscal year ended October 31, 2023 the Fund’s portfolio turnover rate was 39%. During the fiscal year ended October 31, 2024, the Fund’s portfolio turnover rate was 35%. During the fiscal year ended October 31, 2025, the Fund’s portfolio turnover rate was 62%.

INVESTMENT RESTRICTIONS

Fundamental. The investment policies described below have been adopted by the Fund and are fundamental (“Fundamental”), i.e., they may not be changed without the affirmative vote of a majority of the outstanding shares of the Fund. As used in the Prospectus and this SAI, the term “majority of the outstanding shares of the Fund” means the lesser of: (1) 67% or more of the outstanding shares of the Fund present at a meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented at such meeting; or (2) more than 50% of the outstanding shares of the Fund. Except for those investment policies specifically identified as fundamental in the Prospectus and this SAI, the Fund’s investment objective as described in the Prospectus and all other investment policies and practices described in the Prospectus and this SAI are non-fundamental and may be changed by the Board without the approval of shareholders.

The fundamental policies adopted with respect to the Fund are as follows:

1. Borrowing Money. The Fund will not borrow money, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

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2. Senior Securities. The Fund will not issue senior securities, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

3. Underwriting. The Fund will not act as an underwriter of securities within the meaning of the Securities Act of 1933, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

4. Real Estate. The Fund will not purchase or sell real estate, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

5. Commodities. The Fund will not purchase or sell commodities, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

6. Loans. The Fund will not make loans to other persons, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

7. Concentration. The Fund will not invest 25% or more of the value of its total assets in the securities, other than U.S. government securities, of issuers engaged in any single industry or group of related industries, except that the Fund will normally invest at least 25% of its total assets (i.e., concentrate) in mortgage-related assets issued by government agencies or other governmental entities or by private originators or issuers, which for purposes of this investment restriction the Fund treats collectively as an industry or group of related industries.

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act, as such rule may be amended from time to time, for between 5% and 25% of the Shares outstanding at NAV, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined in the Prospectus), or the next business day if the 14th day is not a business day.

The following are interpretations of the fundamental investment policies of the Fund and may be revised without shareholder approval, consistent with current laws and regulations as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time:

Borrowing Money. Under current law as interpreted by the SEC and its staff, the Fund may borrow money in the amount of up to one-third of the Fund’s total assets for any purpose and up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes. The Fund’s total assets include the amounts being borrowed. To limit the risks that accompany borrowing, the 1940 Act requires the Fund to maintain at all times an asset coverage of 300% of the amount of its borrowings. The Fund expects to use proceeds from borrowing for investment purposes and to satisfy shareholder repurchase requests.

Senior Securities. Senior securities may include any obligation or instrument issued by an investment company evidencing indebtedness, including the issuance of debt or preferred shares of beneficial interest. Current law, as interpreted by the SEC and its staff, provides that, in the case of a senior security representing indebtedness, a closed-end investment company must have asset coverage of 300% immediately after such issuance, and no dividends on the company’s stock may be made unless the indebtedness generally has an asset coverage at that time of 300%. In the case of a class of senior security representing a stock, a closed-end investment company must have asset coverage of 200% immediately after such issuance, and no dividends on the company’s stock may be made unless the preferred stock generally has an asset coverage at that time of 200%. Shareholders of preferred stock also must have the right, as a class, to elect at least two trustees at all times and to elect a majority of trustees if dividends on their stock are unpaid in certain amounts.

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Underwriting. Under the 1940 Act, underwriting securities generally involves an investment company purchasing securities directly from an issuer for the purpose of selling (distributing) them or participating in any such activity either directly or indirectly. The Fund’s limitation with respect to underwriting securities is not applicable to the extent that, in connection with the disposition of portfolio securities (including restricted securities), the Fund may be deemed an underwriter under certain federal securities laws. For example, with respect to CLO or CMBS equity or first loss securities that the Fund acquires directly in privately negotiated transactions, the Fund may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act.

Real Estate. The 1940 Act does not directly restrict an investment company’s ability to invest in real estate, but does require that every investment company have a fundamental investment policy governing such investments. The Fund’s limitation with respect to investing in real estate is not applicable to investments in securities or mortgages or loans that are secured by or represent interests in real estate. This limitation does not preclude the Fund from purchasing or selling mortgage-related securities or securities of companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

Commodities. The 1940 Act does not directly restrict an investment company’s ability to invest in commodities, but does require that every investment company have a fundamental investment policy governing such investments. The Fund may hold commodities acquired as a result of ownership of securities or other investments. This limitation does not preclude the Fund from purchasing or selling options or futures contracts, from investing in securities or other instruments backed by commodities or from investing in companies that are engaged in a commodities business or have a significant portion of their assets in commodities.

Loans. Under current law as interpreted by the SEC and its staff, the Fund may not lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties (this restriction does not apply to purchases of debt securities or repurchase agreements). Subject to this limitation, the Fund may make loans, for example: (a) by loaning portfolio securities; (b) by engaging in repurchase agreements; (c) by making loans secured by real estate; (d) by making loans to affiliated funds as permitted by the SEC; or (e) by purchasing non-publicly offered debt securities. For purposes of this limitation, the term “loans” shall not include the purchase of a portion of an issue of publicly distributed bonds, debentures or other securities.

Concentration. Under current SEC and SEC staff interpretation, the Fund would “concentrate” its investments if 25% or more of the Fund’s total assets would be invested in securities of issuers conducting their principal business activities in the same industry or group of related industries. For purposes of this limitation, there is no limit on: (1) investments in U.S. Government securities, in repurchase agreements collateralized by U.S. Government securities, or in tax-exempt securities issued by the states, territories, or possessions of the United States (“municipal securities”), excluding private activity municipal securities whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity; or (2) investments in issuers domiciled in a single jurisdiction provided that the Fund does not invest greater than 25% in a particular industry or group of related industries. For purposes of the industry concentration policy, the Fund will associate, to the extent practicable, each privately issued asset-backed security held by the Fund (not including for these purposes mortgage-related assets, in which the Fund has a policy to concentrate) with a particular “industry” associated with the type(s) of assets that collateralize the asset-backed security, as determined by the Adviser. Notwithstanding anything to the contrary, to the extent permitted by the 1940 Act, the Fund may invest in one or more investment companies; the Fund treats the assets of the investment companies in which it invests as its own for purposes of this policy.

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With respect to the percentages adopted by the Fund as maximum limitations on its investment policies and limitations, an excess above the fixed percentage will not be a violation of the policy or limitation unless the excess results immediately and directly from the acquisition of any security or the action taken. This paragraph does not apply to fundamental policy 1.

Notwithstanding any of the foregoing policies, any investment company, whether organized as a trust, association or corporation, or a personal holding company, may be merged or consolidated with or acquired by the Fund, provided that if such merger, consolidation or acquisition results in an investment in the securities of any issuer prohibited by said paragraphs, the Fund shall, within 90 days after the consummation of such merger, consolidation or acquisition, dispose of all of the securities of such issuer so acquired or such portion thereof as shall bring the total investment therein within the limitations imposed by said paragraphs above as of the date of consummation.

MANAGEMENT

Trustees and Officers

The Board is responsible for the oversight of the management of the Fund, including general supervision and review of the service providers that perform the investment activities of the Fund. The Board, in turn, elects the officers of the Fund, who are responsible for administering the day-to-day operations of the Fund. Unless otherwise indicated in the table below, the address of each Trustee and officer of the Fund is c/o Axonic Capital LLC, 520 Madison Avenue, 42nd Floor, New York, New York 10022. Additional information about the Trustees and officers of the Fund is provided in the table below.

Name and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex* Overseen	Other Directorships During the Past 5 Years
INDEPENDENT TRUSTEES
Joshua M. Barlow (1978)	Independent Trustee	Indefinite Term; Since April 15, 2020	Managing Director, Valhalla Fiduciary (June 2018 – present); Head of Operational Due Diligence and Accounting and other positions, PAAMCO (Pacific Alternative Asset Management Company, LLC) (March 2006 – June 2018).	2	Axonic Funds; Corient Registered Alternatives Fund
Charles D. Mires (1960)	Lead Independent Trustee	Indefinite Term; Since April 15, 2020 (Lead Independent Trustee since January 1, 2025)	Director, CIB Marine Bancshares, Inc. (2010 – present); Retired from full time employment December, 2015; Director of Fixed Income, Alternative Strategies, and Third Party Mandates, Franklin Street Partners (2011 – 2015).	2	Axonic Funds; CIB Marine Bancshares, Inc.
Thomas S. Vales (1964)	Independent Trustee	Indefinite Term; Since April 15, 2020	Chief Executive Officer, TMC Bonds LLC (an alternative trading system for fixed income) (2000 – 2019); Member, FINRA Fixed Income Advisory Committee (2016 – 2018).	2	Axonic Funds

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Name and Year of Birth	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex* Overseen	Other Directorships During the Past 5 Years
INTERESTED TRUSTEE**
Clayton DeGiacinto** (1972)	Trustee, President (Principal Executive Officer)	Indefinite Term; Since Inception	Managing Member and Chief Investment Officer, Axonic Capital LLC (2010 – present).	2	Axonic Funds
OTHER EXECUTIVE OFFICERS
Joseph Castellano (1989)	Treasurer (Principal Financial Officer)	Indefinite Term; Since November 2025

Axonic Capital (Chief Accounting Officer November

2025 – present; Senior Controller 2024-2025;

Controller 2022-2024; Assistant Controller 2021-

2022); MSD Partners LP (Assistant Controller 2021;

Accountant 2017-2021).

				n/a	n/a
Chris Hughes (1980)	Secretary	Indefinite Term; Since May 2024	Chief Compliance Officer (2024 – present), Chief Operating Officer (2019 – present) and Director of Operations (2011 – 2019), Axonic Capital LLC.	n/a	n/a
Theodore Uhl (1974)	Chief Compliance Officer	Indefinite Term; Since May 2024	Vice President and Fund Chief Compliance Officer, SS&C Registered Fund Services, Inc. (2010 – present).	n/a	n/a

*	The Fund Complex consists of the Fund and the Axonic Strategic Income Fund, the sole series of the Axonic Funds, a registered open-end investment company for which Axonic Capital LLC also serves as the investment adviser.

**	The Interested Trustee is an Interested Trustee because he is the Managing Member and Chief Investment Officer of the Axonic Capital LLC.

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Additional Information Concerning the Board of Trustees

The Role of the Board

The Board oversees the management and operations of the Fund. The day-to-day management and operation of the Fund is the responsibility of the various service providers to the Fund, such as the Adviser, the distributor, administrator, the custodian and the transfer agent, each of whom are discussed in greater detail in this SAI. The Board has appointed various senior employees of the Adviser and administrator as officers of the Fund, with responsibility to monitor and report to the Board on the Fund’s operations. In conducting this oversight, the Board receives regular reports from these officers and the service providers. For example, the Treasurer reports as to financial reporting matters. In addition, the Adviser provides regular reports on the investment strategy and performance of the Fund. The Board has appointed a Chief Compliance Officer who administers the Fund’s compliance program and regularly reports to the Board as to compliance matters. These reports are provided as part of the Board’s regular Board meetings, which are typically held quarterly, and involve the Board’s review of recent operations.

Board Structure. The Board has structured itself in a manner that it believes allows it to perform its oversight function effectively. It has established three standing committees—an Audit Committee, a Nominating and Governance Committee, and a Valuation Oversight Committee—that are discussed in greater detail below under “Trustee Standing Committees.” At least a majority of the Board is comprised of Independent Trustees who are not affiliated with the Adviser, the principal underwriter, or their affiliates. The Committees are each comprised entirely of Independent Trustees.

Except for any duties specified herein or pursuant to the Fund’s Declaration of Trust and By-Laws, the designation of Chairman does not impose on Mr. DeGiacinto any duties, obligations or liability that are greater than the duties, obligations or liability imposed on such person as a member of the Board. As Chairman, Mr. DeGiacinto acts as a spokesperson for the Trustees in between meetings of the Board, serves as a liaison for the Trustees with the Fund’s service providers, officers, and legal counsel to discuss ideas informally, and participates in setting the agenda for meetings of the Board and separate meetings or executive sessions of the Independent Trustees. Mr. Mires serves as the Fund’s Lead Independent Trustee, which role does not impose on Mr. Mires any duties, obligations or liability that are greater than the duties, obligations or liability imposed on such person as a member of the Board. In the role of Lead Independent Trustee, Mr. Mires serves as a liaison between the Independent Trustees and Fund management and service providers. As noted, the majority of the Board is comprised of Independent Trustees, and the Board believes that maintaining a Board that has a majority of Independent Trustees allows the Board to operate in a manner that provides for an appropriate level of independent oversight and action. In accordance with applicable regulations regarding the governance of the Fund, the Independent Trustees have an opportunity to meet in a separate quarterly executive session in conjunction with each quarterly meeting of the Board during which they may consult with counsel to the Independent Trustees and review matters relating to their independent oversight of the Fund.

The Board reviews annually the structure and operation of the Board and its committees. The Board has determined that the composition of the Board and the function and composition of its various committees provide the appropriate means and communication channels to address any potential conflicts of interest that may arise.

Board Oversight of Risk Management. As part of its oversight function, the Board receives and reviews various risk management reports and discusses these matters with appropriate management and other personnel. Because risk management is a broad concept comprised of many elements (e.g., investment risk, issuer and counterparty risk, compliance risk, operational risks, business continuity risks, etc.), the oversight of different types of risks is handled in different ways. For example, the Audit Committee meets with the Treasurer and the Fund’s independent registered public accounting firm to discuss, among other things, the internal control structure of the Fund’s financial reporting function. The Board meets regularly with the Chief Compliance Officer to discuss compliance and operational risks and how they are managed. The Board and Valuation Oversight Committee also receive reports from the Adviser as to investment and other risks of the Fund.

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Qualification of Trustees. The Board has considered each Trustee’s experience, qualifications, attributes and skills in light of the Board’s function and the Fund’s business and structure, and has determined that each Trustee possesses experience, qualifications, attributes and skills that enable the Trustee to be an effective member of the Board. In this regard, the Board has considered the following specific experience, qualifications, attributes and/or skills for each Trustee:

Mr. DeGiacinto has over 20 years of experience in the financial services and investment management industry and founded the Adviser in 2010. Mr. DeGiacinto has served in a variety of management roles throughout his career. Mr. Barlow has been active in the asset management industry since 2007 in various operational due diligence and accounting roles. He also serves as an independent director for a number of private investment funds and is a Certified Public Accountant and a Chartered Alternative Investment Analyst. From 2006 to June 2018, Mr. Barlow served as an internal fund director representing PAAMCO for the following funds for which the Adviser serves as investment adviser: OC 523 Master Fund, Ltd., OC 523 Offshore Fund, Ltd., and Burgundy 523 Offshore Fund, Ltd. From 2018 to present, Mr. Barlow has served as an independent, non-executive director for the following funds for which the Adviser serves as investment adviser: OC 523 Master Fund, Ltd., OC 523 Offshore Fund, Ltd., and NB 523 Offshore Fund, Ltd. Mr. Mires has experience in and knowledge of the financial industry as an investor, serving in a number of different portfolio management roles since 1987. Mr. Mires also has served as Director of a bank holding company since 2010. Mr. Mires is a Chartered Financial Analyst. Mr. Vales has experience in and knowledge of the financial industry, having served as the CEO and Chairman of the Board of an alternative trading system for fixed income securities for almost 20 years. Mr. Vales is also a Chartered Financial Analyst and has passed the Series 7, Series 24, Series 53, and Series 63 exams.

The Board believes that each of the Trustees’ experience, qualifications, attributes and skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that they possess the requisite skills and attributes to carry out oversight responsibilities with respect to the Fund. The Board has further determined that each of the Trustees’ careers and background, combined with their interpersonal skills and general understanding of financial and other matters, enable the Trustees to effectively participate in and contribute to the Board’s functions and oversight of the Fund. References to the qualifications, attributes and skills of Trustees are pursuant to requirements of the SEC, do not constitute holding out by the Board or any Trustee as having any special expertise or experience, and shall not impose any greater responsibility on any such person or on the Board by reason thereof.

Fund Committees

The Fund has three standing committees: the Audit Committee, the Nominating and Governance Committee and the Valuation Oversight Committee.

The Audit Committee is comprised of all of the Independent Trustees. The function of the Audit Committee is to review the scope and results of the annual audit of the Fund and any matters bearing on the audit or the Fund’s financial statements and to ensure the integrity of the Fund’s financial reporting. The Audit Committee also recommends to the Board the annual selection of the independent registered public accounting firm for the Fund, and it reviews and pre-approves audit and certain non-audit services to be provided by the independent registered public accounting firm. The Committee also assists the Board in overseeing the review of financial and administrative reports and discussing with the Fund’s management financial and administrative matters relating to the Fund. During the last fiscal year, the Audit Committee met two times.

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The Nominating and Governance Committee, comprised of all the Independent Trustees, is responsible for seeking and reviewing candidates for consideration as nominees for Trustees. The Committee has a policy in place for considering Trustee candidates recommended by shareholders. Nomination submissions must be accompanied by all information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of Trustees, as well as information sufficient to evaluate the individual’s qualifications. Nomination submissions should be sent to:

Secretary, Axonic Alternative Income Fund

c/o Axonic Capital LLC

520 Madison Avenue, 42nd Floor

New York, New York 10022

The Committee also assists the full Board in connection with matters relating to the compliance of the Fund and its service providers with applicable laws. The Committee meets on an as needed basis. During the last fiscal year, the Committee met one time.

The Valuation Oversight Committee, comprised of all the Independent Trustees, oversees valuation matters of the Fund delegated to the Adviser’s Valuation Committee, including the fair valuation determinations and methodologies proposed and utilized by the Adviser’s Valuation Committee, reviews the Fund’s valuation procedures and their application by the Adviser’s Valuation Committee, reviews pricing errors and procedures for calculation of NAV of the Fund and responds to other matters deemed appropriate by the Board. The actions of the Valuation Oversight Committee are reviewed and ratified by the Board. The Committee meets at least annually. During the last fiscal year, the Valuation Oversight Committee met four times.

Trustee Ownership of Fund Shares and Other Interests

The table below shows for each Trustee, the amount of Fund equity securities beneficially owned in the Fund, and the aggregate value of all investments in equity securities of the Fund complex, as of a valuation date of December 31, 2025 and stated as one of the following ranges: A = None; B = $1-$10,000; C = $10,001-$50,000; D = $50,001-$100,000; and E = over $100,000.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen By Trustee in Family of Investment Companies*
Clayton DeGiacinto	E	E
Joshua M. Barlow	A	D
Charles D. Mires	A	E
Thomas S. Vales	E	E

*	Each Trustee also serves on the Board of Trustees of the Axonic Funds, the sole series of which, the Axonic Strategic Income Fund, has the same investment adviser as the Fund.

Neither the Independent Trustees nor members of their immediate family own securities beneficially or of record in the Adviser, the Fund’s principal underwriter, or any of their affiliates.

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Compensation

Trustees who are ‘interested persons’ of the Fund or the Adviser receive no salary from the Fund. The Independent Trustees also serve as independent trustees on the Board of Trustees of Axonic Funds, an open-end investment company for which Axonic Capital LLC also serves as the investment adviser. As of January 1, 2026 for their service on the Board and the Board of Trustees of Axonic Funds, the Independent Trustees receive the following fees, which are split between the Fund and the Axonic Strategic Income Fund pro rata based on assets under management: $81,000 annual retainer for each Independent Trustee, $10,000 annually for each Committee Chair, except for the Audit Committee Chair who is paid $15,000 annually, $6,250 for each quarterly meeting, $2,000 for each special meeting, and a fee of $15,000 per year for the Lead Independent Trustee. Prior to January 1, 2026 the Trustees received an annual retainer of $75,000, $10,000 annually for each Committee Chair, except for the Audit Committee Chair who is paid $15,000 annually, $6,250 for each quarterly meeting, and $2,000 for each special meeting, and a fee of $15,000 per year for the Lead Independent Trustee.. The Fund reimburses each Trustee and officer of the Fund for his or her travel and other expenses relating to attendance at Board or committee meetings. The table below provides information regarding the Trustees’ compensation during the fiscal year ended October 31, 2025:

Name of Trustee	Aggregate Compensation From the Fund	Pension or Retirement Benefits Accrued As Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex Paid to Trustees*
Independent Trustees
Joshua M. Barlow	$38,934	None	None	$38,934
Charles D. Mires	$43,934	None	None	$43,934
Thomas S. Vales	$36,434	None	None	$36,434
Interested Trustees
Clayton DeGiacinto	None	None	None	None

*	The Fund Complex consists of the Fund and the Axonic Strategic Income Fund, the sole series of the Axonic Funds, a registered open-end investment company for which Axonic Capital LLC also serves as the investment adviser.

Investment Adviser

The Fund’s Adviser is Axonic Capital LLC, 520 Madison Avenue, 42nd Floor, New York, New York 10022. Axonic Capital LLC was formed in 2010 by Clayton DeGiacinto, the Managing Member of the Adviser.

Under the terms of the investment advisory agreement (the “Agreement”), the Adviser manages the Fund’s investments subject to oversight by the Board. As compensation for its management services, the Fund is obligated to pay the Adviser a fee computed and accrued daily and paid monthly at an annual rate of 1.25% of the average daily net assets of the Fund.

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The Adviser has contractually agreed to waive its fees and/or reimburse certain expenses (inclusive of any organizational and offering costs, but exclusive of any taxes, interest on borrowings, dividends on securities sold short, brokerage commissions, 12b-1 fees, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization and extraordinary expenses) to limit the Fund’s Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement to 2.00% of the Fund’s average daily net assets (the “Expense Limit”) through February 28, 2027. The Expense Limit excludes certain expenses and, consequently, the Fund’s Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement may be higher than the Expense Limit. The contractual waiver and expense reimbursement may be changed or eliminated at any time by the Board of Trustees, on behalf of the Fund, upon 60 days’ written notice to the Adviser. The contractual waiver and expense reimbursement may not be terminated by the Adviser without the consent of the Board of Trustees. The Adviser may recoup from the Fund any waived amount or reimbursed expenses pursuant to this agreement if such recoupment does not cause the Fund to exceed the current Expense Limit or the Expense Limit in place at the time of the waiver or reimbursement (whichever is lower) and the recoupment is made within three years after the end of the month in which the Adviser incurred the expense.

The Adviser retains the right to use the name “Axonic” in connection with another investment company or business enterprise with which the Adviser is or may become associated. The Fund’s right to use the name “Axonic” automatically ceases 90 days after termination of the Agreement and may be withdrawn by the Adviser on 90 days’ written notice.

During the fiscal years ended October 31, 2023, October 31, 2024 and October 31, 2025, the Fund paid $1,552,309, $2,416,785, and $4,015,132, respectively, in advisory fees to the Adviser. During the fiscal years ended October 31, 2023, October 31, 2024 and October 31, 2025, the Adviser waived $0.00, $0.00, and $0.00 in advisory fees, respectively. For the fiscal year ended October 31, 2023, $380,206 of previously waived fees were recouped by the Adviser. For the fiscal year ended October 31, 2024, $78,203 of previously waived fees were recouped by the Adviser. For the fiscal year ended October 31, 2025, $0.00 of previously waived fees were recouped by the Adviser.

The Adviser may make payments to banks or other financial institutions that provide shareholder services and administer shareholder accounts. If a bank or other financial institution were prohibited from continuing to perform all or a part of such services, management of the Fund believes that there would be no material impact on the Fund or shareholders. Banks and other financial institutions may charge their customers fees for offering these services to the extent permitted by applicable regulatory authorities, and the overall return to those shareholders availing themselves of the bank services will be lower than to those shareholders who do not. The Fund may from time to time purchase securities issued by banks and other financial institutions that provide such services; however, in selecting investments for the Fund, no preference will be shown for such securities.

About the Portfolio Managers

Clayton DeGiacinto

Managing Partner,

Co-Chief Investment Officer

Prior to forming Axonic in 2010, Mr. DeGiacinto was responsible for building out the mortgage investment platform at Tower Research Capital LLC and was the Senior Portfolio Manager for Split Level LLC, the predecessor fund to the Axonic Credit Opportunities Funds.  He previously led a mortgage trading desk in the Fixed Income, Currency, and Commodities division at Goldman Sachs & Co.  Mr. DeGiacinto’ s duties included the securitization and retention of bonds backed by adjustable rate and negatively amortizing residential mortgages.  He was also responsible for running the RMBS credit book for all prime, alt-A and negatively amortizing structures.  Mr. DeGiacinto served as a Captain in the U.S. Army in the 25th Infantry Division (Hawaii) after completing the U.S. Army Ranger School, Airborne School and Air Assault Course.  He is a graduate of the United States Military Academy at West Point and received an MBA in Finance and Statistics from the Wharton School at the University of Pennsylvania.

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Matthew Weinstein

Partner,

Co-Chief Investment Officer

Mr. Weinstein joined Axonic in 2012 and oversees the Firm’s investment team.  In his role, alongside the Co-CIO, Mr. Weinstein oversees Axonic’s asset allocation, sector allocation, trading and investment management.  Mr. Weinstein was responsible for the firm’s build out of its commercial mortgage-backed securities (“CMBS”) and commercial real estate equity and debt businesses, and he serves as Head of the Real Estate Investment Committee.  Prior to joining the Firm, Mr. Weinstein was a Vice President at Macquarie Capital where he managed a CMBS principal investment strategy from 2010 through 2012.  From 2003 to 2008, he was an Associate Director in the CMBS group at Bear Stearns & Co.  Mr. Weinstein received his MBA in Finance at the New York University Stern School of Business and graduated from Cornell University with a BS in Industrial Labor Relations.

Clayton DeGiacinto and Matthew Weinstein are the Portfolio Managers of the Fund. As of October 31, 2025, the Portfolio Managers were responsible for managing the following types of accounts for the Adviser, other than the Fund for which they serve as a portfolio manager:

Clayton DeGiacinto

Number and Assets of Other Accounts			Number and Assets of Accounts for which Advisory Fee is Performance Based
Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
1	17	0	0	17	0
$3,947,009,584	$7,859,219,928	$0	$0	$7,859,219,928	$0

Matthew Weinstein

Number and Assets of Other Accounts			Number and Assets of Accounts for which Advisory Fee is Performance Based
Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
1	17	0	0	17	0
$3,947,009,584	$7,859,219,928	$0	$0	$7,859,219,928	$0

Compensation: Each Portfolio Manager is compensated solely based on their ownership interest in the Adviser. As owners of the Adviser, each PM receives a guaranteed payment from the Adviser and may receive distributions from the Adviser which may come from profits generated by the Adviser.

Potential Conflicts of Interest: Actual or apparent conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one fund or other account. For example, the management of multiple accounts may result in a portfolio manager devoting unequal time and attention to the management of each account. Investment decisions for client accounts are also made consistent with a client’s individual investment objective and needs. Accordingly, there may be circumstances when purchases or sales of securities for one or more client accounts will have an adverse effect on other clients. The Adviser may seek to manage such competing interests by: (1) having a portfolio manager focus on a particular investment discipline; (2) utilizing a quantitative model in managing accounts; and/or (3) reviewing performance differences between similarly managed accounts on a periodic basis to ensure that any such differences are attributable to differences in investment guidelines and timing of cash flows. The Adviser also maintains a Code of Ethics to establish standards and procedures for the detection and prevention of activities by which persons having knowledge of the investments and investment intentions of the Fund may abuse their fiduciary duties to the Fund.

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If a portfolio manager identifies a limited investment opportunity that may be suitable for more than one client, the Fund may not be able to take full advantage of that opportunity due to an allocation of filled purchase or sale orders across all eligible accounts. To deal with these situations, the Adviser has adopted procedures for allocating investment opportunities across multiple accounts in a manner that is fair and equitable over time.

With respect to securities transactions for clients, the Adviser determines which broker to use to execute each order. However, the Adviser may direct securities transactions to a particular broker/dealer for various reasons including receipt of research or participation interests in initial public offerings that may or may not benefit the Fund. To deal with these situations, the Adviser has adopted procedures to help ensure best execution of all client transactions.

Finally, the appearance of a conflict of interest may arise where the Adviser has an incentive, such as a performance-based management fee that relates to the management of one but not all accounts for which a portfolio manager has day-to-day management responsibilities.

The Fund is required to show the dollar amount ranges of the portfolio managers’ beneficial ownership of shares of the Fund as of October 31, 2025:

Portfolio Manager	Dollar Range of Equity Securities in the Fund
Clayton DeGiacinto	$500,001-$1,000,000
Matthew Weinstein	$100,001-$500,000

REPURCHASE OF SHARES

In order to provide some liquidity to shareholders, the Fund makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV. Notices of each quarterly repurchase offer are sent to shareholders at least 21 days before the “Repurchase Request Deadline” (i.e., the date by which shareholders can tender their Common Shares in response to a repurchase offer). The Fund determines the NAV applicable to repurchases no later than the 14 calendar days after the Repurchase Request Deadline (or the next business day, if the 14th calendar day is not a business day) (the “Repurchase Pricing Date”). The Fund expects to distribute payment to shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such date. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and shareholders to special risks.

The section entitled “Share Repurchase Program” in the Prospectus discusses the type and timing of notice for repurchase offers, the effects of oversubscribed repurchase offers, the determination of the repurchase price, payment by the Fund for Shares tendered in a repurchase offer, the effect of repurchase policies on the liquidity of the Fund, the consequences of repurchase offers and other details regarding the repurchase offers, including associated risks. The Fund’s fundamental policies with respect to repurchase offers are discussed in “Investment Restrictions” in this SAI.

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See “Types of Investments and Related Risks – Repurchase Offers Risks” in the Prospectus for a description of the risks associated with the Fund’s repurchase offers. In addition, the repurchase of Shares by the Fund will be a taxable event to shareholders. For a discussion of these U.S. federal income tax consequences, see “Taxation” below.

Subject to its investment limitations, the Fund may borrow to finance the repurchase of shares or to make a tender offer. Interest on any borrowings to finance share repurchase transactions or the accumulation of cash by the Fund in anticipation of share repurchases or tenders will reduce the Fund’s net income and gains. Any share repurchase, tender offer or borrowing that might be approved by the Board would have to comply with the 1940 Act and the rules and regulations thereunder and other applicable law.

PORTFOLIO TRANSACTIONS

How Securities are Purchased and Sold

Purchases and sales of portfolio securities that are fixed income securities (for instance, money market instruments and bonds, notes and bills) usually are principal transactions. In a principal transaction, the party from whom the Fund purchases or to whom the Fund sells is acting on their own behalf (and not as the agent of some other party such as its customers). These securities normally are purchased directly from the issuer or from an underwriter or market maker for the securities. There usually are no brokerage commissions paid for these securities.

Purchases and sales of portfolio securities that are equity securities (for instance common stock and preferred stock) are generally effected: (1) if the security is traded on an exchange, through brokers who charge commissions; and (2) if the security is traded in the “over-the-counter” markets, in a principal transaction directly from a market maker. In transactions on stock exchanges, commissions are negotiated. When transactions are executed in an over-the-counter market, the Adviser will seek to deal with the primary market makers; but when necessary to obtain best execution, the Adviser will utilize the services of others.

The price of securities purchased from underwriters includes a disclosed fixed commission or concession paid by the issuer to the underwriter, and prices of securities purchased from dealers serving as market makers reflect the spread between the bid and asked price.

In the case of fixed income and equity securities traded in the over-the-counter markets, there is generally no stated commission, but the price usually includes an undisclosed commission or markup.

Commissions Paid

During the fiscal years ended October 31, 2023, October 31, 2024 and October 31, 2025, the Fund paid $3,219, $3,083, and $776, respectively, in brokerage commissions.

Adviser Responsibility for Purchases and Sales

The Adviser places orders for the purchase and sale of securities with broker-dealers selected by and in the discretion of the Adviser. The Fund does not have any obligation to deal with a specific broker or dealer in the execution of portfolio transactions. Allocations of transactions to brokers and dealers and the frequency of transactions are determined by the Adviser in its best judgment and in a manner deemed to be in the best interest of the Fund rather than by any formula.

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The Adviser seeks “best execution” for all portfolio transactions. This means that the Adviser seeks the most favorable price and execution available. The Adviser’s primary consideration in executing transactions for the Fund is prompt execution of orders in an effective manner and at the most favorable price available.

Choosing Broker-Dealers

The Fund may not always pay the lowest commission or spread available. Rather, in determining the amount of commissions (including certain dealer spreads) paid in connection with securities transactions, the Adviser takes into account factors such as size of the order, difficulty of execution, efficiency of the executing broker’s facilities (including the research services described below) and any risk assumed by the executing broker.

Consistent with applicable rules and the Adviser’s duties, the Adviser may consider payments made by brokers effecting transactions for the Fund. These payments may be made to the Fund or to other persons on behalf of the Fund for services provided to the Fund for which the Fund would be obligated to pay.

The Adviser may also utilize a broker and pay a slightly higher commission if, for example, the broker has specific expertise in a particular type of transaction (due to factors such as size or difficulty) or is efficient in trade execution.

Securities of Regular Broker-Dealers

From time to time, the Fund may acquire and hold securities issued by its “regular brokers and dealers” or the parents of those brokers and dealers. For this purpose, regular brokers and dealers are the 10 brokers or dealers that: (1) received the greatest amount of brokerage commissions during the Fund’s last fiscal year; (2) engaged in the largest amount of principal transactions for portfolio transactions of the Fund during the Fund’s last fiscal year; or (3) sold the largest amount of the Fund’s shares during the Fund’s last fiscal year. The Fund did not hold any securities of its regular brokers or dealers or their parent companies during the fiscal year ended October 31, 2025.

Obtaining Research from Brokers

The Adviser has full brokerage discretion. The Adviser evaluates the range and quality of a broker’s services in placing trades such as securing best price, confidentiality, clearance and settlement capabilities, promptness of execution and the financial stability of the broker-dealer. The Adviser may give consideration to research services furnished by brokers to the Adviser for its use and may cause the Fund to pay these brokers a higher amount of commission than may be charged by other brokers. This research is designed to augment the Adviser’s own internal research and investment strategy capabilities. This research may include reports that are common in the industry such as industry research reports and periodicals, quotation systems, software for portfolio management and formal databases. Typically, the research will be used to service all of the Adviser’s accounts, although a particular client may not benefit from all the research received on each occasion. The Adviser’s fees are not reduced by reason of receipt of research services. Most of the brokerage commissions for research are for investment research on specific companies or industries. And, because the Adviser will follow a limited number of securities, most of the commission dollars spent on research will directly benefit clients and the Fund’s investors.

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Other Accounts of the Adviser

Investment decisions for the Fund and for the other investment advisory clients of the Adviser are made with a view to achieving their respective investment objectives. Investment decisions are the product of many factors, including basic suitability for the particular client involved. Likewise, a particular security may be bought or sold for certain clients even though it could have been bought or sold for other clients at the same time. Likewise, a particular security may be bought for one or more clients when one or more clients are selling the security. In some instances, one client may sell a particular security to another client. In addition, two or more clients may simultaneously purchase or sell the same security, in which event, each day’s transactions in such security are, insofar as is possible, averaged as to price and allocated between such clients in a manner which, in the Adviser’s opinion, is in the best interest of the affected accounts and is equitable to each and in accordance with the amount being purchased or sold by each. There may be circumstances when purchases or sales of a portfolio security for one client could have an adverse effect on another client that has a position in that security. In addition, when purchases or sales of the same security for the Fund and other client accounts managed by the Adviser occur contemporaneously, the purchase or sale orders may be aggregated to obtain any price advantages available to large denomination purchases or sales.

PROXY VOTING POLICY AND PROXY VOTING RECORD

The Board has adopted Proxy Voting Policies and Procedures (the “Policies”) on behalf of the Fund, which delegate the responsibility for voting proxies to the Adviser, subject to the Board’s continuing oversight. The Policies require that the Adviser vote proxies received in a manner consistent with the best interests of the Fund and its shareholders. The Policies also require the Adviser to present to the Board, at least annually, the Adviser’s Proxy Policies (as defined below) and a record of each proxy voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser as involving a conflict of interest. The Adviser has also adopted the following Proxy Voting Policies and Procedures (“Adviser’s Proxy Policies”).

In its role as investment adviser to the Fund, the Adviser has adopted those proxy voting policies adopted by the Fund. To the extent that the Fund’s policies do not cover potential voting issues with respect to proxies received by the Fund, the Fund has delegated to the Adviser the authority to act on its behalf to promote the Fund’s investment objective, subject to the provisions of the Trust’s policies regarding resolution of a conflict of interest with respect to the Adviser.

The Adviser will vote proxies in the best interests of the Fund. The Adviser will generally vote in favor of routine corporate housekeeping proposals such as the election of directors and the selection of auditors, absent conflicts of interest (e.g., an auditor’s provision of non-audit services). The Adviser will generally vote against proposals that cause board members to become entrenched or cause unequal voting rights. In reviewing proposals, the Adviser may also consider the opinion of management, the effect on management, the effect on shareholder value and the issuer’s business practices.

The Adviser recognizes that under certain circumstances it may have a conflict of interest in voting proxies on behalf of the Fund. A “conflict of interest,” means any circumstance when the Adviser (including officers, directors, agents and employees) knowingly does business with, receives compensation from, or sits on the board of, a particular issuer or closely affiliated entity, and, therefore, may appear to have a conflict of interest between its own interests and the interests of Fund shareholders in how proxies of that issuer are voted. The Adviser has adopted the Fund’s procedures as they relate to the resolution of conflicts of interest with respect to voting shares of the Fund.

The Fund will file a Form N-PX, with the Fund’s complete proxy voting record for the 12 months ended June 30, no later than August 31st of each year. Form N-PX for the Fund will be available without charge, upon request, by calling toll-free (833) 429-6642 (833-4Axonic) and on the SEC’s website at www.sec.gov.

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QUARTERLY PORTFOLIO HOLDINGS

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year as an exhibit to its reports on Form N-PORT; the Fund’s Form N-PORT reports are available on the SEC’s Website at http://www.sec.gov.

TAXATION

The tax information set forth in the Prospectus and the information in this section relates solely to U.S. federal income tax law and assumes that the Fund qualifies as a regulated investment company (as discussed below). Such information is only a summary of certain key U.S. federal income tax considerations affecting the Fund and its shareholders and is in addition to the information provided in the Prospectus. No attempt has been made to present a complete explanation of the U.S. federal income tax treatment of the Fund or the tax implications to shareholders. The discussions here and in the Prospectus are not intended as substitutes for careful tax planning.

This “Taxation” section is based on the Internal Revenue Code of 1986, as amended (the “Code”) and applicable regulations in effect on the date of the Prospectus. Future legislative or administrative changes or court decisions may significantly change the tax rules applicable to the Fund and its shareholders. Any of these changes or court decisions may have a retroactive effect.

All investors should consult their own tax advisors as to the federal, state, local and foreign tax consequences of an investment in the Fund.

Qualification as a Regulated Investment Company

The Fund intends, for each tax year, to qualify as a “regulated investment company” under the Code.

U.S. Federal Income Tax Consequences of Qualification

As a regulated investment company, the Fund will not be subject to U.S. federal income tax on the portion of its investment company taxable income (that is, taxable interest, dividends, net short-term capital gains and other taxable ordinary income, net of expenses) and net capital gain (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes to shareholders. Generally, to be subject to tax as a regulated investment company, generally the Fund must satisfy the following requirements:

●        The Fund must distribute an amount at least equal to the sum of 90% of its investment company taxable income, determined without regard to any deduction for dividends paid, and 90% of its net tax-exempt interest, if any, each tax year (certain distributions made by the Fund after the close of its tax year are considered distributions attributable to the previous tax year for purposes of satisfying this requirement (“Distribution Requirement”)).

●        The Fund must derive at least 90% of its gross income each tax year from dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of securities, or other income (including gains from options and futures contracts) derived from its business of investing in securities and net income derived from interests in qualified publicly traded partnerships (“Income Test”).

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●        The Fund must satisfy the following asset diversification test at the close of each quarter of the Fund’s tax year: (1) at least 50% of the value of the Fund’s assets must consist of cash, cash items, U.S. Government securities, securities of other regulated investment companies, and securities of other issuers (as to which the Fund has not invested more than 5% of the value of the Fund’s total assets in securities of an issuer and as to which the Fund does not hold more than 10% of the outstanding voting securities of the issuer); and (2) no more than 25% of the value of the Fund’s total assets may be invested in the securities of any one issuer (other than U.S. Government securities and securities of other regulated investment companies), or in two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses or in the securities of one or more qualified publicly traded partnerships (“Asset Diversification Test”).

While the Fund presently intends to make cash distributions (including distributions reinvested in Fund shares) for each tax year in an aggregate amount sufficient to satisfy the Distribution Requirement and eliminate U.S. federal income tax at the Fund level, the Fund may use “equalization accounting” (in lieu of making some or all cash distributions) for those purposes. To the extent that the Fund uses equalization accounting it will allocate a portion of its undistributed investment company taxable income and net capital gain to repurchases of Fund shares and will correspondingly reduce the amount of such income and gain that it distributes in cash. If the IRS determines that the Fund’s allocation is improper and that the Fund has under-distributed its income and gain for any tax year, the Fund may be liable for U.S. federal income and/or excise tax, and, if the Distribution Requirement has not been met, may also be unable to continue to qualify for treatment as a regulated investment company (see discussion immediately below on the tax consequences if the Fund fails to qualify as a regulated investment company).

Failure to Qualify

If for any tax year the Fund does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate income tax rates without any deduction for dividends paid to shareholders, and the dividends will generally be taxable to the shareholders as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (any of which could be subject to interest charges) before re-qualifying for taxation as a regulated investment company. If the Company fails to satisfy either the income test or asset diversification test described above, in certain cases, however, the Fund may be able to avoid losing its status as a regulated investment company by timely providing notice of such failure to the IRS, curing such failure and possibly paying an additional tax or penalty.

Failure to qualify as a regulated investment company would thus have a negative impact on the Fund’s income and performance. It is possible that the Fund will not qualify as a regulated investment company in any given tax year.

Fund Distributions

The Fund anticipates distributing substantially all of its investment company taxable income and net tax-exempt interest (if any) for each tax year. Distributions paid to you generally would be characterized as ordinary income. A portion of these distributions may qualify for the dividends-received deduction (“DRD”) when paid to certain corporate shareholders.

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A portion of the Fund’s distributions paid to individuals may be treated as “qualified dividend income,” and may be subject to a maximum U.S. federal income tax rate of either 15% or 20% (depending on whether the individual’s income exceeds certain threshold amounts). A distribution is treated as qualified dividend income to the extent that the Fund receives dividend income from taxable domestic corporations and certain qualified foreign corporations, provided that holding period and other requirements are met by the Fund and the shareholder. To the extent the Fund’s distributions are attributable to other sources, such as interest or capital gains, such distributions are not treated as qualified dividend income.

Given the Fund’s investment strategies, it is not expected that a significant portion of the Fund’s dividends will be eligible to be designated as qualified dividend income or the DRD.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from repurchases or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.

The Fund anticipates distributing substantially all of its net capital gain for each tax year. These distributions generally are made only once a year, usually in November or December, but the Fund may make additional distributions of net capital gain at any time during the year. These distributions to you generally would be characterized as long-term capital gain, regardless of how long you have held shares of the Fund. These distributions do not qualify for the DRD.

The Fund intends to operate, each year, using a fiscal and taxable year ending October 31.

Distributions by the Fund that do not constitute ordinary income dividends, qualified dividend income or capital gain dividends will be treated as a return of capital. Return of capital distributions reduce your tax basis in the shares and are treated as gain from the sale of the shares to the extent your basis would be reduced below zero.

All distributions by the Fund will be treated in the manner described above regardless of whether the distribution is paid in cash or reinvested in additional shares of the Fund (or of another fund). If you receive distributions in the form of additional shares, you will be treated as receiving a distribution in an amount equal to the amount of cash that could have been received instead of shares.

You may purchase shares with a NAV at the time of purchase that reflects undistributed net investment income or recognized capital gain, or unrealized appreciation in the value of the assets of the Fund. Distributions of these amounts are taxable to you in the manner described above, although the distribution economically constitutes a return of capital to you.

Ordinarily, you are required to take distributions by the Fund into account in the year in which they are made. A distribution declared in October, November or December of any calendar year and payable to shareholders of record on a specified date in those months, however, is deemed to be paid by the Fund and received by you on December 31 of that calendar year if the distribution is actually paid in January of the following year.

The Fund will send you information annually as to the U.S. federal income tax consequences of distributions made (or deemed made) during the year.

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The Fund will be treated as a “publicly offered regulated investment company” (within the meaning of Section 67 of the Code) if either (i) shares of the Fund are held by at least 500 persons at all times during a taxable year, (ii) shares of the Fund are treated as regularly traded on an established securities market or (iii) shares of the Fund are continuously offered pursuant to a public offering (within the meaning of section 4 of the Securities Act). If the Fund is not treated as a publicly offered regulated investment company for any calendar year, for purposes of computing the taxable income of U.S. shareholders that are individuals, trusts or estates, (i) the Fund’s earnings will be computed without taking into account such U.S. shareholders’ allocable shares of the management fees paid to the Fund’s investment adviser and certain of the Fund’s other expenses, (ii) each such U.S. shareholder will be treated as having received or accrued a dividend from the Fund in the amount of such U.S. shareholder’s allocable share of these fees and expenses for the calendar year, (iii) each such U.S. shareholder will be treated as having paid or incurred such U.S. shareholder’s allocable share of these fees and expenses for the calendar year, and (iv) each such U.S. shareholder’s allocable share of these fees and expenses will be treated as miscellaneous itemized deductions by such U.S. shareholder. Under current law, miscellaneous itemized deductions generally are not deductible by a U.S. stockholder that is an individual, trust or estate.

Certain Tax Rules Applicable to Fund Transactions

For U.S. federal income tax purposes, when put and call options purchased by the Fund expire unexercised, the premiums paid by the Fund give rise to short-term or long-term capital losses at the time of expiration (depending on the length of the respective exercise periods for the options). When put and call options written by the Fund expire unexercised, the premiums received by the Fund give rise to short-term capital gains at the time of expiration. When the Fund exercises a call, the purchase price of the underlying security is increased by the amount of the premium paid by the Fund. When the Fund exercises a put, the proceeds from the sale of the underlying security are decreased by the premium paid. When a put or call written by the Fund is exercised, the purchase price (selling price in the case of a call) of the underlying security is decreased (increased in the case of a call) for U.S. federal income tax purposes by the premium received.

Some of the debt securities that may be acquired by the Fund may be treated as debt securities that are issued with original issue discount (“OID”). Generally, the amount of the OID is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. Additionally, some of the debt securities that may be acquired by a Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income. The Fund generally will be required to distribute dividends to shareholders representing discount on debt securities that is currently includable in income, even though cash representing such income may not have been received by the Fund. Cash to pay such dividends may be obtained from sales proceeds of securities held by the Fund.

The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease accruing interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund to the extent necessary to seek to ensure that it distributes sufficient income that it does not become subject to U.S. federal income or excise tax.

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Certain listed options, regulated futures contracts and forward currency contracts are considered “Section 1256 contracts” for U.S. federal income tax purposes. Section 1256 contracts held by the Fund at the end of each tax year are “marked to market” and treated for U.S. federal income tax purposes as though sold for fair market value on the last business day of the tax year. Gains or losses realized by the Fund on Section 1256 contracts generally are considered 60% long-term and 40% short-term capital gains or losses. The Fund can elect to exempt its Section 1256 contracts that are part of a “mixed straddle” (as described below) from the application of Section 1256 of the Code.

Any option, futures contract or other position entered into or held by the Fund in conjunction with any other position held by the Fund may constitute a “straddle” for U.S. federal income tax purposes. A straddle of which at least one, but not all, the positions are Section 1256 contracts, may constitute a “mixed straddle.” In general, straddles are subject to certain rules that may affect the character and timing of the Fund’s gains and losses with respect to straddle positions by requiring, among other things, that: (1) the loss realized on disposition of one position of a straddle may not be recognized to the extent that the Fund has unrealized gains with respect to the other position in such straddle; (2) the Fund’s holding period in straddle positions being suspended while the straddle exists (possibly resulting in a gain being treated as short-term capital gain rather than long-term capital gain); (3) the losses recognized with respect to certain straddle positions which are part of a mixed straddle and which are non-Section 1256 contracts being treated as 60% long-term and 40% short-term capital loss; (4) losses recognized with respect to certain straddle positions which would otherwise constitute short-term capital losses be treated as long-term capital losses; and (5) the deduction of interest and carrying charges attributable to certain straddle positions may be deferred. Various elections are available to the Fund, which may mitigate the effects of the straddle rules, particularly with respect to mixed straddles. In general, the straddle rules described above do not apply to any straddles held by the Fund if all of the offsetting positions consist of Section 1256 contracts.

Under the Code, gains or losses attributable to fluctuations in exchange rates which occur between the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such receivables or pays such liabilities are treated as ordinary income or ordinary loss. Similarly, gains or losses from the disposition of foreign currencies, from the disposition of debt securities denominated in a foreign currency, or from the disposition of a forward contract, futures contract or similar financial instrument denominated in a foreign currency which are attributable to fluctuations in the value of the foreign currency between the date of acquisition of the asset and the date of disposition also are treated as ordinary income or loss. These gains or losses, referred to under the Code as “Section 988” gains or losses, increase or decrease the amount of the Fund’s investment company taxable income available to be distributed to its shareholders as ordinary income, rather than increasing or decreasing the amount of the Fund’s net capital gain.

The Fund may invest in shares of foreign corporations (including equity interests in certain CLOs) which may be treated as passive foreign investment companies (“PFICs”) under the Code. In general, a foreign corporation is treated as a PFIC if at least 50% of its assets constitute passive investment-type assets or 75% or more of its gross income is passive investment-type income. If the Fund receives a so-called “excess distribution” with respect to PFIC stock, the Fund itself may be subject to a tax on a portion of the excess distribution, whether or not the corresponding income is distributed by the Fund to shareholders. In general, under the PFIC rules, an excess distribution is treated as having been realized ratably over the period during which the Fund held the PFIC shares. The Fund itself will be subject to tax on the portion, if any, of an excess distribution that is so allocated to prior Fund tax years and an interest factor will be added to the tax, as if the tax had been payable in such prior tax years. Certain distributions from a PFIC as well as gain from the sale of PFIC shares are treated as excess distributions. Excess distributions are characterized as ordinary income even though, absent application of the PFIC rules, certain excess distributions might have been characterized as capital gain.

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The Fund may be eligible to elect alternative tax treatment with respect to PFIC shares. Under an qualifying electing fund (“QEF”) election that currently is available in some circumstances, the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether distributions are received from the PFIC in a given tax year. If this election were made, the special rules, discussed above, relating to the taxation of excess distributions, may not apply.

Alternatively, the Fund may elect to mark-to-market its PFIC shares at the end of each taxable year, with the result that unrealized gains would be treated as though they were realized and reported as ordinary income. Any mark-to-market losses would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income in prior tax years.

Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income with respect to PFIC shares, as well as subject the Fund itself to tax on certain income from PFIC shares, the amount that must be distributed to shareholders, and which will be taxed to shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not invest in PFIC shares. Additionally, the IRS generally treats the Fund’s income inclusion from an investment in a PFIC with respect to which the Fund has made a QEF election as qualifying dividend income with respect to the RIC rules only if there is a distribution out of the earnings and profits of the PFIC that are attributable to such income inclusion, otherwise, such income is treated as “other income.”

If the Fund holds more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including equity tranche investments and certain debt tranche investments in a CLO treated as CFC), the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each tax year from such foreign corporation in an amount equal to the Fund’s pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined value or voting power of all classes of shares of a corporation. If the Fund is treated as receiving a deemed distribution from a CFC, the Fund will be required to include such distribution in the Fund’s investment company taxable income regardless of whether the Fund receives any actual distributions from such CFC, and the Fund must distribute such income to satisfy the distribution requirements applicable to RICs. Additionally, the IRS generally would treat the Fund’s income inclusion with respect to a CFC as qualifying dividend income only if there is a distribution out of the earnings and profits of the CFC that are attributable to such income inclusion, otherwise, such income is treated as “other income.”

The Fund might invest directly or indirectly in residual interests in real estate mortgage investment conduits (“REMICs”) or equity interests in taxable mortgage pools (“TMPs”). Under a notice issued by the IRS in October 2006 and Treasury regulations that have not yet been issued (but may apply with retroactive effect) a portion of the Fund’s income from a real estate investment trust (“REIT”) that is attributable to the REIT’s residual interest in a REMIC or a TMP (referred to in the Code as an “excess inclusion”) will be subject to U.S. federal income tax in all events. This notice also provides, and the regulations are expected to provide, that excess inclusion income of a regulated investment company, such as the Fund, will generally be allocated to shareholders of the regulated investment company in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related REMIC or TMP residual interest directly.

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In general, excess inclusion income allocated to shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions) and (ii) will constitute unrelated business taxable income (“UBTI”) to entities (including a qualified pension plan, an individual retirement account, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on UBTI, thereby potentially requiring such an entity that is allocated excess inclusion income, and otherwise might not be required to file a tax return, to file a tax return and pay tax on such income. In addition, because the Code provides that excess inclusion income is ineligible for treaty benefits, a regulated investment company must withhold tax on excess inclusions attributable to its foreign shareholders at a 30% rate of withholding, regardless of any treaty benefits for which a shareholder is otherwise eligible.

Any investment in residual interests of a CMO that has elected to be treated as a REMIC can create complex tax problems, especially if the Fund has state or local governments or other tax-exempt organizations as shareholders. Under current law, the Fund serves to block UBTI from being realized by its tax-exempt shareholders. Notwithstanding the foregoing, a tax-exempt shareholder will recognize UBTI by virtue of its investment in the Fund if shares in the Fund constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of Section 514(b) of the Code. Furthermore, a tax-exempt shareholder may recognize UBTI if a Fund recognizes “excess inclusion income” derived from direct or indirect investments in REMIC residual interests or TMPs if the amount of such income recognized by the Fund exceeds the Fund’s investment company taxable income (after taking into account deductions for dividends paid by the Fund).

Individuals (and certain other non-corporate entities) are generally eligible for a 20% deduction with respect to taxable ordinary dividends from REITs and certain taxable income from publicly traded partnerships. Generally, only non-corporate shareholders who have held their shares for more than 45 days during the 91-day period beginning on the date which is 45 days prior to the ex-dividend date for such dividend are eligible for such treatment.

In addition, special tax consequences apply to charitable remainder trusts (“CRTs”) that invest in regulated investment companies that invest directly or indirectly in residual interests in REMICs or in TMPs. Under legislation enacted in December 2006, a CRT, as defined in Section 664 of the Code, that realizes UBTI for a tax year is subject to an excise tax annually of an amount equal to such UBTI. Under IRS guidance issued in October 2006, a CRT will not recognize UBTI solely as a result of investing in a Fund that recognizes “excess inclusion income.” Rather, if at any time during any tax year a CRT (or one of certain other tax-exempt shareholders, such as the U.S., a state or political subdivision, or an agency or instrumentality thereof, and certain energy cooperatives, i.e., “disqualified organizations”) is a record holder of a share in the Fund that recognizes “excess inclusion income,” then the Fund will be subject to a tax on that portion of its “excess inclusion income” for the tax year that is allocable to such shareholders at the highest federal corporate income tax rate (currently 21%). The extent to which this IRS guidance remains applicable in light of the December 2006 legislation is unclear. To the extent permitted under the 1940 Act, the Fund may elect to specially allocate any such tax to the applicable CRT, or other shareholder, and thus reduce such shareholder’s distributions for the tax year by the amount of the tax that relates to such shareholder’s interest in the Fund. The Fund has not yet determined whether such an election will be made. CRTs are urged to consult their tax advisors concerning the consequences of investing in the Fund.

Federal Excise Tax

A 4% nondeductible excise tax is imposed on a regulated investment company that fails to distribute in each calendar year an amount at least equal to the sum of: (1) 98% of its ordinary taxable income (taking into account certain deferrals and elections) for the calendar year; (2) 98.2% of its capital gain net income (adjusted for certain ordinary losses) for the one-year period ended on October 31 of the calendar year; and (3) all ordinary taxable income and capital gains for previous years that were not distributed or taxed during such years and on which the regulated investment company did not incur any U.S. federal income tax. The balance of the Fund’s income must be distributed during the next calendar year. The Fund will be treated as having distributed any amount on which it is subject to income tax for any tax year ending in the calendar year.

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For purposes of calculating the excise tax, the Fund is generally required to: (1) reduce its capital gain net income (but not below its net capital gain) by the amount of any net ordinary loss for the calendar year; and (2) exclude foreign currency gains and losses (and certain other ordinary gains and losses) incurred after October 31 of any tax year in determining the amount of ordinary taxable income for the current calendar year. Each Fund will include such gains and losses incurred after October 31 in determining ordinary taxable income for the succeeding calendar year.

The Fund intends to make sufficient distributions of its ordinary taxable income and capital gain net income prior to the end of each calendar year to avoid liability for the excise tax. Investors should note, however, that the Fund might in certain circumstances be required to liquidate portfolio investments to make sufficient distributions to avoid the imposition of any excise tax liability.

Sale, Exchange or Repurchase of Shares

In general, you will recognize gain or loss on the sale, exchange or repurchase of Fund shares in an amount equal to the difference between the proceeds of the sale, exchange or repurchase and your adjusted tax basis in the shares. All or a portion of any loss so recognized may be disallowed if you purchase (for example, by reinvesting dividends) shares of the same Fund within 30 days before or after the sale, exchange or repurchase (a “wash sale”). If disallowed, the loss will be reflected in an upward adjustment to the basis of the shares purchased. In general, any gain or loss arising from the sale, exchange or repurchase of Fund shares will be considered capital gain or loss and will be long-term capital gain or loss if the shares were held for longer than one year. Any capital loss arising from the sale, exchange or repurchase of shares held for six months or less, however, will be treated as a long-term capital loss to the extent of the amount of distributions of net capital gain received on such shares. In determining the holding period of such shares for this purpose, any period during which your risk of loss is offset by means of options, short sales or similar transactions is not counted. Capital losses in any tax year are deductible only to the extent of capital gains plus, in the case of a non-corporate taxpayer, $3,000 of ordinary income.

The repurchase or transfer of shares may result in a taxable gain or loss to a tendering shareholder. Different tax consequences may apply for tendering and non-tendering shareholder in connection with a repurchase offer. For example, if a shareholder does not tender all of his or her shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes, and may result in deemed distributions to non-tendering shareholder. On the other hand, shareholder holding shares as capital assets who tender all of their shares (including shares deemed owned by shareholders under constructive ownership rules) will be treated as having sold their shares and generally will recognize capital gain or loss. The amount of the gain or loss will be equal to the difference between the amount received for the shares and the shareholder adjusted tax basis in the relevant shares. Such gain or loss generally will be a long-term capital gain or loss if the shareholder has held such shares as capital assets for more than one year. Otherwise, the gain or loss will be treated as short-term capital gain or loss.

The Fund (or its administrative agent) is required to report to the IRS and furnish to shareholders the cost basis information for sale transactions of shares. Shareholders may elect to have one of several cost basis methods applied to their account when calculating the cost basis of shares sold, including average cost, FIFO (“first-in, first-out”) or some other specific identification method. Unless you instruct otherwise, the Fund will use average cost as its default cost basis method. The cost basis method a shareholder elects may not be changed with respect to a repurchase of shares after the settlement date of the repurchase. Shareholders should consult with their tax advisors to determine the best cost basis method for their tax situation. Shareholders that hold their shares through a financial intermediary should contact such financial intermediary with respect to reporting of cost basis and available elections for their accounts.

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Backup Withholding

The Fund will be required in certain cases to withhold and remit to the U.S. Treasury at a rate under current law of 24% of taxable distributions and the proceeds of repurchases of shares paid to you if you: (1) have failed to provide your correct taxpayer identification number; (2) are otherwise subject to backup withholding by the IRS for failure to report the receipt of interest or dividend income properly; or (3) have failed to certify to the Fund that you are not subject to backup withholding or that you are a C corporation or other “exempt recipient.” Backup withholding is not an additional tax; rather any amounts so withheld may be credited against your U.S. federal income tax liability or refunded if proper documentation is provided.

Tax Shelter Reporting Regulations.

Under U.S. Treasury regulations, if a Shareholder recognizes losses with respect to Shares of: (a) $2 million or more for an individual Shareholder in any single tax year or $4 million or more in any combination of tax years; (b) $2 million or more for a Shareholder that is a partnership or S Corporation in any single tax year (whether or not any losses flow through to one or more partners or shareholders), or $4 million or more in any combination of tax years (whether or not any losses flow through to one or more partners or shareholders); or (c) $10 million or more for a corporate Shareholder In any single tax year or $20 million or more in any combination of tax years, the Shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company such as the Fund are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

State and Local Taxes

Depending upon the extent of the Fund’s activities in states and localities in which its offices are maintained, in which its agents or independent contractors are located, or in which it is otherwise deemed to be conducting business, the Fund may be subject to the tax laws of such states or localities. The tax rules of the various states of the U.S. and their local jurisdictions with respect to an investment in the Fund can differ from the U.S. federal income taxation rules described above. These state and local rules are not discussed herein. You are urged to consult your tax advisor as to the consequences of state and local tax rules with respect to an investment in the Fund.

Foreign Income Tax

Investment income received by a Fund from sources within foreign countries as well as gains or the proceeds from the sale or other disposition of foreign securities may be subject to foreign income taxes withheld at the source. The United States has entered into tax treaties with many foreign countries that may entitle the Fund to a reduced rate of such taxes or exemption from taxes on such income. It is impossible to know the effective rate of foreign tax in advance since the amount of the Fund’s assets to be invested within various countries cannot be determined. If more than 50% of the value of the Fund’s total assets at the close of its tax year consists of stocks or securities of foreign corporations, the Fund will be eligible and intends to file an election with the IRS to pass through to its shareholders the amount of foreign taxes paid by the Fund subject to certain exceptions. However, there can be no assurance that the Fund will be able to do so. Pursuant to this election, you will be required to: (1) include in gross income (in addition to taxable dividends actually received) your pro rata share of foreign taxes paid by the Fund; (2) treat your pro rata share of such foreign taxes as having been paid by you and (3) either deduct such pro rata share of foreign taxes in computing your taxable income or treat such foreign taxes as a credit against U.S. federal income taxes. You may be subject to rules which limit or reduce your ability to fully deduct, or claim a credit for, your pro rata share of the foreign taxes paid by the Fund.

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Even if the Fund were eligible to make such an election for a given year, it may determine not to do so. Shareholders that are not subject to U.S. federal income tax, and those who invest in the Fund through tax-advantaged accounts (including those who invest through individual retirement accounts or other tax-advantaged retirement plans), generally will receive no benefit from any tax credit or deduction passed through by the Fund.

Foreign Shareholders

The foregoing discussion relates only to U.S. federal income tax law as applicable to U.S. persons (i.e., U.S. citizens and residents and U.S. domestic corporations, partnerships, trusts and estates). Shareholders who are not U.S. persons (“foreign shareholders”) should consult their tax advisers regarding U.S. and foreign tax consequences of ownership of shares of the Fund including the likelihood that taxable distributions to them (including any deemed distributions with respect to a repurchase offer) would be subject to withholding of U.S. tax at a rate of 30% (or a lower treaty rate for eligible investors). An investment in the Fund may also be included in determining a foreign shareholder’s U.S. estate tax liability.

Properly designated dividends received by a foreign shareholder from a regulated investment company are generally exempt from U.S. federal withholding tax when they (i) were paid in respect of the regulated investment company’s “qualified net interest income” (generally, the regulated investment company’s U.S. source interest income, reduced by expenses that are allocable to such income), or (ii) are paid in connection with the regulated investment company’s “qualified short-term capital gains” (generally, the excess of the regulated investment company’s net short-term capital gain over the regulated investment company’s long-term capital loss for such taxable year). There can be no assurance that the Fund may designate all, some or none of the Fund’s potentially eligible dividends as derived from such qualified net interest income or as qualified short-term capital gains, and a portion of the Fund’s distributions (e.g., interest from non-U.S. sources or any foreign currency gains) would be ineligible for this potential exemption from withholding. Furthermore, in the case of Fund shares held through an intermediary, the intermediary may have withheld U.S. federal income tax, even if the Fund designated all or a portion of such potentially eligible dividends as having been derived from qualified net interest or income or from qualified short-term capital gains.

Dividends paid by the Fund to foreign shareholders may be subject to U.S. withholding tax at the rate of 30% unless reduced by treaty (and the shareholder files a valid Internal Revenue Service Form W-8BEN, or other applicable form, with the Funds certifying foreign status and treaty eligibility) or the non-U.S. shareholder files an Internal Revenue Service Form W-8ECI, or other applicable form, with the Fund certifying that the investment to which the distribution relates is effectively connected to a United States trade or business of such foreign shareholder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-U.S. shareholder). The Fund may elect not to withhold the applicable withholding tax on any distribution representing a capital gains dividend to a foreign shareholder.

Under sections 1471 through 1474 of the Code, known as “FATCA”, the Fund is required to withhold U.S. tax at a rate of 30% on payments of taxable dividends and to certain non-U.S. entities that fail to comply (or be deemed compliant) with the extensive new reporting and withholding requirements under FATCA designed to inform the U.S. Treasury of certain U.S. owned foreign assets and accounts. Shareholders may be requested to provide additional information to the Fund to enable it to determine whether FATCA withholding is required. The Fund will disclose the information that it receives from (or concerning) its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA, related intergovernmental agreements or other applicable law or regulation. Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary.

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CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

A “principal shareholder” is any person who owns of record or beneficially 5% or more of any class of the Fund’s outstanding shares. Shareholders holding greater than 25% interest in the Fund may be deemed to be a “control person” of the Fund for purposes of the 1940 Act. That shareholder’s vote could have a more significant effect on matters presented at a shareholder’s meeting than the vote of other shareholders. As of February 2, 2026, the name, address and percentage of ownership of each entity or person that owned of record 5% or more of the outstanding shares of the Fund are as follows:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent
Institutional Shares
Charles Schwab & Co. Inc. Special Custody A/C FBO Customers Attn: Mutual Funds 211 Main St. San Francisco, CA 94105-1905	Record	23.06%
National Financial Services LLC 499 Washington Blvd Jersey City, NJ 07310-1995	Record	43.53%
Pershing LLC P.O. Box 2052 Jersey City, NJ 07303-2052	Record	8.27%
Painting Industry Annuity Fund 45 West 14th Street New York, NY 10011-7419	Record	7.84%
Atlanta Plumbers & Steamfitters Pension Fund 2010 NW 150th Ave Ste 200 Pembroke Pines, FL 33028-2888	Beneficial	5.64%
Class A Shares
UBS Financial Services Inc. FBO H.N. San Antonio, TX 78231-2600	Beneficial	10.01%
UBS Financial Services Inc. FBO The Sarlo Family Foundation Wilmington DE 19809-1377	Beneficial	13.88%
UBS Financial Services Inc. FBO B.R. Woodbury, NY 11797-2813	Beneficial	13.31%

As of February 2, 2026, all Trustees and officers as a group owned beneficially less than 1% of the Fund’s shares.

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OTHER SERVICE PROVIDERS

Administrator and Transfer Agent

ALPS Fund Services, Inc. (“ALPS Fund Services”), 1290 Broadway, Suite 1000, Denver, CO 80203, acts as administrator to the Fund pursuant to an administration, bookkeeping and pricing services agreement. ALPS Fund Services provides certain administrative services to the Fund, including, among other responsibilities, preparation of the Fund’s financial statements and documents required to be filed for compliance by the Fund with certain applicable laws and regulations; arranging for the computation of performance data, including NAV and yield; responding to Shareholder inquiries; and arranging for the maintenance of books and records of the Fund, and providing, at its own expense, office facilities, equipment and personnel necessary to carry out its duties.

Pursuant to the Fund’s administration agreement with ALPS Fund Services, ALPS Fund Services receives fees from the Fund for services performed as administrator. ALPS Fund Services receives a fee based on the average daily net assets of the Fund, subject to an annual minimum amount.

During the fiscal years ended October 31, 2023, October 31, 2024 and October 31, 2025 the Fund paid $97,727, $281,026, and $376,365, respectively, in administration and fund accounting fees to ALPS Fund Services.

SS&C Global Investor & Distribution Solutions, Inc. (“SS&C GIDS, Inc.”), 430 W 7th Street, Suite 219576, Kansas City, MO 64105-1407, serves as the Fund’s transfer agent pursuant to a services agreement. Pursuant to the Fund’s administration agreement with SS&C GIDS, Inc., SS&C GIDS, Inc. receives fees from the Fund for services performed as transfer agent. SS&C GIDS, Inc. receives a fee based on the average daily net assets of the Fund, subject to an annual minimum amount.

During the fiscal years ended October 31, 2023, October 31, 2024 and October 31, 2025 the Fund paid $62,581, $105,970, and $134,605, respectively, in transfer agent fees to SS&C GIDS, Inc.

Custodian

U.S. Bank, N.A. is the Custodian for the Fund and safeguards and controls the Fund’s cash and securities, determines income and collects interest on Fund investments. The Custodian’s address is U.S. Bank Tower, 425 Walnut Street, Cincinnati, OH 45202. The Custodian does not participate in decisions relating to the purchase and sale of securities by the Fund. The Custodian and its affiliates may participate in revenue sharing arrangements with the service providers of mutual funds in which the Fund may invest. J.P. Morgan Bank N.A. served as the Fund’s custodian for the limited purpose of the Fund’s initial seed investment.

54

Independent Registered Public Accounting Firm

Cohen & Company, Ltd., 1835 Market St., Suite 310, Philadelphia, PA 19103, serves as the independent registered public accounting firm for the Fund. Cohen & Company, Ltd. will perform an audit of the Fund's financial statements and will provide accounting services as requested. Cohen & Co Advisory, LLC, an affiliate of Cohen & Company, Ltd. will provide tax services as requested.

Legal Counsel and Independent Legal Counsel

Kilpatrick Townsend & Stockton LLP, 1001 West Fourth Street, Winston-Salem, NC USA 27101, serves as legal counsel to the Fund and to the Independent Trustees.

Distributor

ALPS Distributors, Inc., (the “Distributor”), 1290 Broadway, Suite 1000, Denver, CO 80203, serves as the Fund’s principal underwriter in a continuous public offering of the Fund’s shares. Pursuant to a distribution agreement between the Fund and the Distributor (the “Distribution Agreement”), the Distributor acts as the Fund’s principal underwriter and distributor and provides certain administration services and promotes and arranges for the sale of the Fund’s shares. The Distributor is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority.

The Distribution Agreement between the Fund and the Distributor has an initial term of two years and subsequently will continue in effect only if such continuance is specifically approved at least annually by the Board or by vote of a majority of the Fund’s outstanding voting securities and, in either case, by a majority of the Independent Trustees. The Distribution Agreement is terminable without penalty by the Fund on a 60-day written notice when authorized either by a majority vote of the Fund’s shareholders or by vote of a majority of the Board, including a majority of the Independent Trustees, or by the Distributor on a 60-day written notice, and will automatically terminate in the event of its “assignment” (as defined in the 1940 Act).

Pursuant to the Fund’s agreement with the Distributor, the Distributor receives no fees from the Fund for services performed as the distributor of Shares.

OTHER MATTERS

Code of Ethics

The Trust, the Adviser and the Distributor have each adopted a code of ethics under Rule 17j-1 under the 1940 Act, which are designed to eliminate conflicts of interest between the Fund and personnel of the Trust, the Adviser and the Distributor (the “Codes”). The Codes permit such personnel to invest in securities, including securities that may be purchased or held by the Fund, subject to certain limitations. The Codes are available on the EDGAR Database on the SEC’s Internet site at www.sec.gov. Copies may also be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Registration Statement

This SAI and the Prospectus do not contain all the information included in the Fund’s registration statement filed with the SEC under the Securities Act with respect to the securities offered hereby. The registration statement, including the exhibits filed therewith, are available on the SEC’s website at www.sec.gov or may be examined at the office of the SEC in Washington, D.C.

Statements contained herein and in the Prospectus as to the contents of any contract or other documents are not necessarily complete, and, in each instance, are qualified by, reference to the copy of such contract or other documents filed as exhibits to the registration statement.

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FINANCIAL STATEMENTS

The financial statements and financial highlights in the October 31, 2025 Annual Report (the “Annual Report”) of the Fund are incorporated in this SAI by reference. The financial statements and financial highlights in the Annual Report have been audited by Cohen & Company, Ltd., the Fund’s Independent Registered Public Accounting Firm, whose report thereon appears in the Annual Report. You can obtain additional copies of such Annual Report at no charge by writing or telephoning the Fund at the address or toll-free number on the front page of this SAI.

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PART C. OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1.	Financial Statements

Part A:	The financial statements of the Registrant are incorporated by reference to Registrant’s Annual Report for the period ended October 31, 2024 filed with the SEC on January 10, 2025 and Semi-Annual Report dated April 30, 2024 (unaudited) filed with the SEC on July 5, 2024.

Part B:

2.	Exhibits

a(1).	Certificate of Trust dated September 26, 2018. (Incorporated by reference to the Registrant’s Initial Registration Statement on Form N-2, filed October 5, 2018)

a(2).	Declaration of Trust dated September 26, 2018. (Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Initial Registration Statement on Form N-2, filed December 17, 2018)

b.	By-Laws dated September 26, 2018. (Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Initial Registration Statement on Form N-2, filed December 17, 2018)

c.	Not applicable.

d.	Rule 18f-3 Multi-Class Plan is filed herewith.

e.	Not applicable.

f.	Not applicable.

g.	Investment Advisory Agreement between the Registrant and Axonic Capital LLC. (Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Initial Registration Statement on Form N-2, filed December 17, 2018)

h.	Form of Distribution Agreement between the Registrant and ALPS Distributors, Inc. (Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Initial Registration Statement on Form N-2, filed December 17, 2018)

i.	Not applicable.

j(1).	Form of Custody Agreement between the Registrant and JPMorgan Chase Bank, National Association. (Incorporated by reference to Pre-Effective Amendment No. 2 filed December 20, 2018)

j(2).	Form of Custody Agreement between the Registrant and The Bank of New York Mellon. (Incorporated by reference to Pre-Effective Amendment No. 2, filed December 20, 2018)

j(3).	Custody Agreement between the Registrant and U.S. Bank National Association. (Incorporated by reference to Post-Effective Amendment No. 3, filed February 28, 2022)

k(1).	Services Agreement between the Registrant and DST Systems, Inc. (Incorporated by reference to Pre-Effective Amendment No. 2, filed December 20, 2018)

k(2).	Form of Administration, Bookkeeping and Pricing Services Agreement between the Registrant and ALPS Fund Services, Inc. (Incorporated by reference to Pre-Effective Amendment No. 2, filed December 20, 2018)

k(2)(A).	Amendment No. 1 to the Administration, Bookkeeping and Pricing Services Agreement between the Registrant and ALPS Fund Services, Inc. (Incorporated by reference to Post-Effective Amendment No. 2, filed February 26, 2021)

k(3).	Amended and Restated Operating Expense Limitation Agreement between the Registrant and Axonic Capital LLC (Incorporated by reference to Post-Effective Amendment No 5, filed August 23, 2023).

k(4).	Business Management Agreement between the Registrant and Axonic Capital LLC. (Incorporated by reference to Pre-Effective Amendment No. 2, filed December 20, 2018)

k(5).	Form of Distribution and Servicing Plan (Incorporated by reference to Post-Effective Amendment No 5, filed August 23, 2023)

l(1).	Consent of Counsel, filed herewith.

m.	Not applicable.

n.	Consent of Independent Registered Public Accounting Firm, filed herewith.

o.	Not applicable.

p.	Form of Subscription Agreement. (Incorporated by reference to Pre-Effective Amendment No. 2, filed December 20, 2018)

q.	Not applicable.

r(1).	Code of Ethics-Fund (Incorporated by reference to Pre-Effective Amendment No. 2, filed December 20, 2018)

r(2).	Code of Ethics-Adviser (Incorporated by reference to Pre-Effective Amendment No. 2, filed December 20, 2018)

r(3).	Code of Ethics-Principal Underwriter/Distributor (Incorporated by reference to Pre-Effective Amendment No. 2, filed December 20, 2018)

s.	Powers of Attorney. (Incorporated by reference to Post-Effective Amendment No. 2, filed February 26, 2021)

t.	Not applicable.

Item 26. Marketing Arrangements

Not Applicable.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

Entity	Jurisdiction	% of Voting Securities Owned by the Fund
GSF23 Quad2 LLC	Delaware	Directly, 100%
GSF 2023-1 Investor LLC	Delaware	Indirectly, 65%
AAIDX Seller (U) LLC	Delaware	Directly, 100%
GSF 2023-1 LLC	Delaware	Indirectly, 65%
AXMF 2024-1 Issuer LLC	Delaware	Directly, 100%
AXMF 2024-1 REIT LLC	Delaware	Indirectly, 100%
AXMF 2024-1 Issuer LLC	Delaware	Indirectly, 100%
AAIDX RTL LLC	Delaware	Directly, 100%

Item 29. Number of Holders of Securities as of February 3, 2026:

Title of Class	Number of Record Holders
Class A Shares	50
Institutional Shares	2,187

Item 30. Indemnification

Reference is made to Article VII, Section 3 of Registrant’s Declaration of Trust. The general effect of this provision is to indemnify the Trustees, officers, employees and other agents of the Registrant who are parties pursuant to any proceeding by reason of their actions performed in their scope of service on behalf of the Registrant.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to the trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by the trustees, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by the trustees, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

Axonic Capital LLC serves as the investment adviser to the Registrant. Axonic Capital LLC is engaged in the investment advisory business. For information as to the business of Axonic Capital LLC and each of its executive officers and directors, reference is made to the Statement of Additional Information.

Item 32. Location of Accounts and Records

This information has been provided in the Registrant’s most recent report on Form N-CEN.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1.	Registrant undertakes to suspend the offering of its Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not Applicable.

3.	Not Applicable.

4.	The Registrant undertakes:

a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

1.	to include any prospectus required by Section 10(a)(3) of the 1933 Act;

2.	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

3.	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.	that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.	that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

1.	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497]

2.	the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

3.	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.	Not Applicable

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that this Post-Effective Amendment No. 9 to the Registration Statement meets all of the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933, as amended, and the Registrant has duly caused this Post-Effective Amendment No. 9 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 27th day of February, 2026.

AXONIC ALTERNATIVE INCOME FUND

(A Delaware statutory trust)

By:	/s/ Joseph Castellano
Joseph Castellano
Treasurer

Pursuant to the requirements of the Securities Act of 1933, this this Post-Effective Amendment No. 9 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Clayton DeGiacinto*	President and Trustee	February 27, 2026
Clayton DeGiacinto

/s/ Joshua M. Barlow*	Trustee	February 27, 2026
Joshua M. Barlow

/s/ Charles D. Mires*	Trustee	February 27, 2026
Charles D. Mires

/s/ Thomas S. Vales*	Trustee	February 27, 2026
Thomas S. Vales

/s/ Joseph Castellano	Treasurer	February 27, 2026
Joseph Castellano

*/s/ Joseph Castellano	Attorney-in-Fact	February 27, 2026
Joseph Castellano

Exhibit Index

Exhibit	Number
Rule 18f-3 Multi Class Plan	d.
Consent of Counsel	l.
Consent of Independent Registered Public Accounting Firm	n.